As filed with the Securities and Exchange Commission on April 14, 2023
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SHORE BANCSHARES, INC.
(Exact name of Registrant as specified in its articles)

Maryland	6021	52-1974638
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)
	18 E. Dover Street Easton, Maryland 21601 (410) 763-7800
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Lloyd L. Beatty, Jr.
President and Chief Executive Officer
Shore Bancshares, Inc.
18 E. Dover Street
Easton, Maryland 21601
(410) 763-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:
Kevin Houlihan, Esq. William Levay, Esq. Holland & Knight LLP 800 17th Street, NW, Suite 1100 Washington, DC 20006 Telephone: (202) 955-3000	James M. Burke President and Chief Executive Officer The Community Financial Corporation 3035 Leonardtown Road, Waldorf, Maryland 20601 Telephone: (301) 645-5601	Gary R. Bronstein, Esq. Edward G. Olifer, Esq. Kilpatrick Townsend & Stockton LLP 607 14th Street, NW, Suite 900 Washington, D.C. 20005 Telephone: (202) 508-5800

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement, satisfaction or waiver of the other conditions to closing of the merger described herein, and consummation of the merger.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Shore Bancshares, Inc. may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS SUBJECT TO COMPLETION,
DATED APRIL 14, 2023

To the Shareholders of Shore Bancshares, Inc. and
the Shareholders of The Community Financial Corporation
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
On behalf of the board of directors of Shore Bancshares, Inc. (“SHBI”) and The Community Financial Corporation (“TCFC”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed combination of SHBI and TCFC. We are requesting that you take certain actions as a holder of SHBI common stock (a “SHBI shareholder”) or as a holder of TCFC common stock (a “TCFC shareholder”).
On December 14, 2022, SHBI and TCFC entered into an agreement and plan of merger (as amended or modified from time to time in accordance with its terms, the “merger agreement”) pursuant to which SHBI and TCFC have agreed to combine their respective businesses in two mergers. The transaction will create a bank holding company with approximately $6.0 billion in total assets and a market capitalization of approximately $650 million, operating more than 40 branches through locations spanning Maryland, Virginia and Delaware.
Under the merger agreement, TCFC will be merged with and into SHBI (the “merger”), with SHBI as the surviving entity (the “combined company”). Promptly following the merger, TCFC’s wholly-owned bank subsidiary, Community Bank of the Chesapeake, will be merged with and into Shore United Bank, N.A., the wholly-owned bank subsidiary of SHBI (“Shore United Bank”), with Shore United Bank as the surviving bank.
In the merger, TCFC shareholders will receive 2.3287 shares of SHBI common stock for each share of TCFC common stock (the “exchange ratio”) they own. Based on the closing price of SHBI’s common stock on the NASDAQ Global Select Market (“NASDAQ”) on December 13, 2022, the last trading day before the public announcement of the merger, the exchange ratio represented approximately $44.71 in value for each share of TCFC common stock, representing merger consideration of approximately $254.4 million on an aggregate basis. Based on the closing price of SHBI common stock on the NASDAQ on [•], 2023, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, of $[•], the exchange ratio represented approximately $[•] in value for each share of TCFC common stock.
SHBI shareholders will continue to own their existing shares of SHBI common stock following the merger.
The value of SHBI common stock at the time of completion of the merger could be greater than, less than or the same as the value of SHBI common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of SHBI common stock (NASDAQ trading symbol “SHBI”) and TCFC common stock (NASDAQ trading symbol “TCFC”).
We expect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Accordingly, TCFC shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of TCFC common stock for SHBI common stock in the merger, except with respect to any cash received by TCFC shareholders in lieu of fractional shares of SHBI common stock.
Based on the number of shares of TCFC common stock outstanding as of April 12, 2023, SHBI expects to issue 13,291,360 shares of SHBI common stock to TCFC shareholders in the aggregate in the merger. We estimate that former TCFC shareholders will own approximately 40% and existing SHBI shareholders will own approximately 60% of the common stock of the combined company following the completion of the merger.

SHBI and TCFC will each hold a virtual special meeting of our respective shareholders in connection with the merger. At our respective special meetings, in addition to other business, SHBI will ask its shareholders to approve the merger and issuance of shares of SHBI common stock to TCFC shareholders pursuant to the merger agreement and TCFC will ask its shareholders to approve the merger agreement and a proposal approving the merger-related compensation of the named executive officers of TCFC on a non-binding, advisory basis. Information about these meetings and the merger is contained in this document. We urge you to read this document carefully and in its entirety.
The special meeting of SHBI shareholders will be held virtually via live audio webcast at [•] [a.m.][p.m.], Eastern Time, on [•], 2023. The special meeting of TCFC shareholders will be held virtually via live audio webcast at [•] [a.m.][p.m.], Eastern Time, on [•], 2023.
Each of our boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective special meetings. We strongly support this combination of our companies and join our boards of directors in their recommendations.
The accompanying joint proxy statement/prospectus provides you with detailed information about the merger agreement and the merger. It also contains or references information about SHBI and TCFC and certain related matters. You are encouraged to read the accompanying joint proxy statement/prospectus carefully. In particular, you should read the section entitled “Risk Factors” beginning on page 27 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about SHBI and TCFC from documents that have been filed with the Securities and Exchange Commission that are incorporated into the accompanying joint proxy statement/prospectus by reference.
On behalf of SHBI and TCFC, thank you for your prompt attention to this important matter.
Sincerely,
Lloyd L. “Scott” Beatty, Jr. President and Chief Executive Officer Shore Bancshares, Inc.	James M. Burke President and Chief Executive Officer The Community Financial Corporation
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of SHBI common stock to be issued in the merger or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
This joint proxy statement/prospectus statement is dated [•], 2023 and is being first mailed to shareholders of SHBI and TCFC on or about [•], 2023.

ADDITIONAL INFORMATION
Both SHBI and TCFC file annual, quarterly and special reports, proxy statements and other business and financial information electronically with the Securities and Exchange Commission (the “SEC”). In addition, this joint proxy statement/prospectus incorporates important business and financial information about SHBI and TCFC from documents filed with the SEC that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the SEC website at http://www.sec.gov or by requesting them in writing or by telephone at the appropriate address below:
If you are a SHBI shareholder, you may contact SHBI or SHBI’s proxy solicitor at the following addresses or telephone numbers listed below:
Shore Bancshares, Inc.	Alliance Advisors
18 E. Dover St.	200 Broadacres Drive
Easton, Maryland 21601	3rd Floor
(410) 763-7800	Bloomfield, NJ 07003
Attention: Investor Relations	Toll-Free: (855) 742-8276
E-mail: SHBI@allianceadvisors.com
If you are a TCFC shareholder, you may contact TCFC or TCFC’s proxy solicitor at the following addresses or telephone numbers listed below:
The Community Financial Corporation	Alliance Advisors
3035 Leonardtown Road	200 Broadacres Drive
Waldorf, Maryland 20601	3rd Floor
(301) 645-5601	Bloomfield, NJ 07003
Attention: Investor Relations	Toll-Free: (866) 584-0578
E-mail: TCFC@allianceadvisors.com
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the applicable special meeting. This means that holders of SHBI common stock requesting documents must do so by [•], 2023 in order to receive them before the SHBI special meeting, and holders of TCFC common stock requesting documents must do so by [•], 2023, in order to receive them before the TCFC special meeting.
You should only rely on the information contained or incorporated by reference into this document. We have not authorized anyone to provide shareholders of SHBI and TCFC with different information. The document is dated [•], 2023. Shareholders of SHBI and TCFC should not assume that information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to SHBI or TCFC shareholders nor the issuance by SHBI of SHBI common stock in connection with the transactions contemplated by the merger agreement will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities, or the solicitation of a consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding SHBI has been provided by SHBI and information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding TCFC has been provided by TCFC.
See the section entitled “Where You Can Find More Information” beginning on page 153 of the accompanying joint proxy statement/prospectus for further information.

Shore Bancshares, Inc.
18 E. Dover Street
Easton, Maryland 21601

NOTICE OF VIRTUAL SPECIAL MEETING OF SHAREHOLDERS
To Be Held on [•], 2023

To the shareholders of Shore Bancshares, Inc.:
On December 14, 2022, Shore Bancshares, Inc. (“SHBI”) and The Community Financial Corporation (“TCFC”) entered into an agreement and plan of merger (as amended or modified from time to time in accordance with its terms, the “merger agreement”), pursuant to which TCFC will merge with and into SHBI (the “merger”), with SHBI as the surviving entity. A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus of which this notice is a part.
NOTICE IS HEREBY GIVEN that we will hold a special meeting of shareholders of SHBI to be held virtually (the “SHBI special meeting”), solely by means of remote communication, at [•] [a.m.][p.m.], Eastern Time, on [•], 2023. The SHBI special meeting is being held for the following purposes:
1.
Approval of the Merger and Issuance of Shares of SHBI Common Stock.   To consider and vote upon a proposal to approve the merger and issuance of shares of SHBI common stock to the shareholders of TCFC, pursuant to the merger agreement (the “SHBI merger and share issuance proposal”); and

2.
Adjournment.   To consider and vote upon a proposal to adjourn the SHBI special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the SHBI special meeting to approve the SHBI merger and share issuance proposal (the “SHBI adjournment proposal”).

No other business may be conducted at the SHBI special meeting.
You will be able to attend the SHBI special meeting by first registering at https://viewproxy.com/ShoreBancsharesSM/2023/htype.asp no later than [•] p.m., Eastern Time, on [•], 2023. After registering, you will receive a meeting invitation and password via e-mail with your unique link to join the SHBI special meeting. Holders of SHBI common stock will be able to listen, vote and submit questions during the SHBI special meeting.
We have fixed the close of business on [•], 2023 as the record date for the determination of shareholders entitled to notice of and to vote at the SHBI special meeting. Only holders of SHBI common stock of record at the close of business on that date will be entitled to notice of and to vote at the SHBI special meeting or any adjournment or postponement of the SHBI special meeting.
The SHBI board of directors unanimously recommends that shareholders vote “FOR” the SHBI merger and share issuance proposal and “FOR” the SHBI adjournment proposal.
If you have any questions concerning the merger, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of SHBI common stock, please contact our proxy solicitor, Alliance Advisors, by calling toll-free at (855) 742-8276, or via e-mail to SHBI@allianceadvisors.com.
Your vote is very important.   The merger cannot be completed unless the holders of at least a majority of the outstanding shares of SHBI common stock entitled to vote at the SHBI special meeting vote in favor of the SHBI merger and share issuance proposal. Whether or not you plan to attend the SHBI special meeting, please promptly complete, sign, date and return your proxy card in the enclosed envelope or vote via the Internet or by telephone pursuant to the instructions provided on the enclosed proxy card.
By Order of the Board of Directors
Lloyd L. “Scott” Beatty, Jr.
President and Chief Executive Officer
Easton, Maryland
[•], 2023

The Community Financial Corporation
3035 Leonardtown Road
Waldorf, Maryland 20601

NOTICE OF VIRTUAL SPECIAL MEETING OF SHAREHOLDERS
To Be Held on [•], 2023

To the shareholders of The Community Financial Corporation:
On December 14, 2022, Shore Bancshares, Inc. (“SHBI”) and The Community Financial Corporation (“TCFC”), entered into an agreement and plan of merger (as amended or modified from time to time in accordance with its terms, the “merger agreement”), pursuant to which TCFC will merge with and into SHBI (the “merger”), with SHBI as the surviving entity. A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus of which this notice is a part.
NOTICE IS HEREBY GIVEN that we will hold a special meeting of shareholders of TCFC to be held virtually (the “TCFC special meeting”), solely by means of remote communication, at [•] [a.m.][p.m.], Eastern Time, on [•], 2023. You will be able to attend the TCFC special meeting by visiting www.virtualshareholdermeeting.com/TCFC2023SM. The TCFC special meeting is being held for the following purposes:
1.
Approval of the Merger Agreement and Merger.   To consider and vote upon a proposal to approve the merger agreement and the merger (the “TCFC merger proposal”);

2.
Compensation Proposal.   To consider and vote upon an advisory, non-binding proposal to approve the compensation payable to the named executive officers of TCFC in connection with the merger (the “TCFC compensation proposal”); and

3.
Adjournment.   To consider and vote upon a proposal to adjourn the TCFC special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the TCFC special meeting to approve the TCFC merger proposal (the “TCFC adjournment proposal”).

No other business may be conducted at the TCFC special meeting.
We have fixed the close of business on [•], 2023 as the record date for the determination of shareholders entitled to notice of and to vote at the TCFC special meeting. Only holders of TCFC common stock of record at the close of business on that date will be entitled to notice of and to vote at the TCFC special meeting or any adjournment or postponement of the TCFC special meeting.
The TCFC board of directors unanimously recommends that shareholders vote “FOR” the TCFC merger proposal, “FOR” the TCFC compensation proposal and “FOR” the TCFC adjournment proposal.
If you have any questions concerning the merger, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of TCFC common stock, please contact our proxy solicitor, Alliance Advisors, by calling toll-free at (866) 584-0578, or via e-mail to TCFC@allianceadvisors.com.

Your vote is very important.   The merger cannot be completed unless the holders of at least two-thirds of the outstanding shares of TCFC common stock entitled to vote at the TCFC special meeting vote in favor of the TCFC merger proposal. Whether or not you plan to attend the TCFC special meeting, please promptly complete, sign, date and return your proxy card in the enclosed envelope or vote via the Internet or by telephone pursuant to the instructions provided on the enclosed proxy card.
By Order of the Board of Directors
James M. Burke
President and Chief Executive Officer
Waldorf, Maryland
[•], 2023

i

ii

iii

QUESTIONS AND ANSWERS
The following are answers to certain questions that you may have regarding the merger, the SHBI special meeting and the TCFC special meeting. SHBI and TCFC advise you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, the SHBI special meeting and the TCFC special meeting. Additional important information is also contained in the Appendices to, and the documents incorporated by reference in, this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 153 of this joint proxy statement/prospectus for further information.
Q:
Why am I receiving this joint proxy statement/prospectus?

A:
You are receiving this joint proxy statement/prospectus because Shore Bancshares, Inc. (“SHBI”) and The Community Financial Corporation (“TCFC”) have entered into an agreement and plan of merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which SHBI would acquire TCFC. If the required shareholder approvals are obtained and the merger is subsequently completed, TCFC will be merged with and into SHBI (the “merger”), with SHBI as the surviving entity (the “combined company”). Promptly thereafter, TCFC’s wholly-owned savings bank subsidiary, Community Bank of the Chesapeake, will be merged with and into Shore United Bank N.A. (the “bank merger”), the wholly-owned bank subsidiary of SHBI (“Shore United Bank”), with Shore United Bank as the surviving bank (the “combined bank”).

In order to complete the merger, among other things:
•
Holders of SHBI common stock (“SHBI shareholders”) must approve the merger and issuance of shares of SHBI common stock, par value $0.01 per share (“SHBI common stock”), to the shareholders of TCFC (“TCFC shareholders”), pursuant to the merger agreement (the “SHBI merger and share issuance proposal”); and

•
TCFC shareholders must approve the merger agreement and the merger (the “TCFC merger proposal”).

SHBI is holding a virtual special meeting of SHBI shareholders (the “SHBI special meeting”) to obtain approval of the SHBI merger and share issuance proposal.
In addition, SHBI shareholders will be asked to approve a proposal to adjourn the SHBI special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the SHBI special meeting to approve the SHBI merger and share issuance proposal (the “SHBI adjournment proposal”).
TCFC is holding a virtual special meeting of TCFC shareholders (the “TCFC special meeting”) to obtain approval of the TCFC merger proposal.
In addition, TCFC shareholders will be asked to approve, on an advisory, non-binding basis the compensation payable to the named executive officers of TCFC in connection with the merger (the “TCFC compensation proposal”) and to approve a proposal to adjourn the TCFC special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the TCFC special meeting to approve the TCFC merger proposal (the “TCFC adjournment proposal”).
This document is also a prospectus that is being delivered to TCFC shareholders because, pursuant to the merger agreement, SHBI is offering shares of SHBI common stock to the TCFC shareholders.
We have included in this joint proxy statement/prospectus important information about the merger, the merger agreement, a copy of which is included as Appendix A to this joint proxy statement/prospectus, the SHBI proxy solicitation and the TCFC proxy solicitation. You should read this information carefully and in its entirety. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:
What will happen in the merger?

A:
In the merger, TCFC will merge with and into SHBI, with SHBI as the surviving entity. In the bank merger, which will promptly occur after the merger, Community Bank of the Chesapeake will be merged with and into Shore United Bank, with Shore United Bank as the surviving bank.

Each share of TCFC common stock, par value $0.01 per share (“TCFC common stock”) issued and outstanding immediately prior to the effective time of the merger (the “effective time”) will be canceled and converted into the right to receive 2.3287 shares (the “exchange ratio”) of SHBI common stock (the “merger consideration”), as further described in the section entitled “The Merger Agreement — Merger Consideration” beginning on page 107.
After completion of the merger, (i) TCFC will no longer be a public company and will cease to exist, (ii) TCFC common stock will be delisted from the NASDAQ Global Select Market (“NASDAQ”) and will cease to be publicly traded and (iii) TCFC common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). After the completion of the merger, SHBI shareholders will continue to own their existing shares of SHBI common stock. See the information provided in the section entitled “The Merger — Structure of the Merger” beginning on page 51 and the merger agreement for more information about the merger.
Q:
When and where will each of the special meetings take place?

A:
The SHBI special meeting will be held virtually via live audio webcast (the “SHBI special meeting website”) at [•] [a.m.][p.m.], Eastern Time, on [•], 2023. You will be able to attend the SHBI special meeting by first registering at https://viewproxy.com/ShoreBancsharesSM/2023/htype.asp no later than [•] p.m., Eastern Time on [•], 2023. After registering, you will receive a meeting invitation and password via e-mail with your unique link to join the SHBI special meeting. SHBI shareholders will be able to listen, vote and submit questions during the SHBI special meeting.

The TCFC special meeting will be held virtually via the Internet at www.virtualshareholdermeeting.com/TCFC2023SM (the “TCFC special meeting website”) at [•] [a.m.][p.m.], Eastern Time, on [•], 2023.
Q:
What matters will be considered at each of the special meetings?

A:
At the SHBI special meeting, SHBI shareholders will be asked to consider and vote on the following proposals:

•
SHBI Proposal 1:   The SHBI merger and share issuance proposal; and

•
SHBI Proposal 2:   The SHBI adjournment proposal.

At the TCFC special meeting, TCFC shareholders will be asked to consider and vote on the following proposals:
•
TCFC Proposal 1:   The TCFC merger proposal;

•
TCFC Proposal 2:   The TCFC compensation proposal; and

•
TCFC Proposal 3:   The TCFC adjournment proposal.

In order to complete the merger, among other things, SHBI shareholders must approve the SHBI merger and share issuance proposal (the “SHBI shareholder approval”) and TCFC shareholders must approve the TCFC merger proposal (the “TCFC shareholder approval”). None of the approvals of the SHBI adjournment proposal, the TCFC compensation proposal or the TCFC adjournment proposal is a condition to the obligations of SHBI or TCFC to complete the merger.
Q:
Why must the SHBI shareholders approve the merger and issuance of shares of SHBI common stock in connection with the merger (i.e., the SHBI merger and share issuance proposal)?

A:
The SHBI shareholders are required to approve the merger and issuance of shares of SHBI common stock in connection with the merger, which will require the affirmative vote of at least a majority of

SHBI’s issued and outstanding shares of common stock, because SHBI is a Maryland corporation subject to the Maryland General Corporation Law (the “MGCL”), is listed on NASDAQ and is subject to NASDAQ listing rules. Because SHBI will issue in excess of 20% of its outstanding shares of SHBI common stock to the TCFC shareholders in connection with the merger, under the MGCL, SHBI shareholders are required to approve the merger, and under NASDAQ listing rules, SHBI shareholders are required to approve the issuance of shares of SHBI common stock in connection with the merger. The merger cannot be completed unless the SHBI shareholders approve the SHBI merger and share issuance proposal.
Q:
What will TCFC shareholders receive in the merger?

A:
In the merger, TCFC shareholders will receive 2.3287 shares of SHBI common stock for each share of TCFC common stock held immediately prior to the completion of the merger. SHBI will not issue any fractional shares of SHBI common stock in the merger. TCFC shareholders who would otherwise be entitled to a fractional share of SHBI common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying such fractional interest by the average closing price per share of SHBI common stock, as reported on NASDAQ, for the 20 trading days ending on and including the fifth trading day prior to the closing date of the merger (the “SHBI average share price”), rounded to the nearest whole cent.

Q:
What will SHBI shareholders receive in the merger?

A:
In the merger, SHBI shareholders will not receive any consideration, and their shares of SHBI common stock will remain outstanding and will constitute shares of SHBI common stock following the merger. Following the merger, shares of SHBI common stock will continue to be traded on NASDAQ.

Q:
Will the value of the merger consideration change between the date of the joint proxy statement/prospectus and the time the merger is completed?

A:
Yes. Upon consummation of the merger, each issued and outstanding share of TCFC common stock will be canceled and converted into the right to receive a number of shares of SHBI common stock based upon a fixed exchange ratio. As such, the value of the merger consideration will largely depend on the market price for a share of SHBI common stock at the time the merger is completed. The market price for a share of SHBI common stock when TCFC shareholders receive such shares of SHBI common stock after the merger is completed could be greater than, less than or the same as the market price of shares of SHBI common stock on the date of this joint proxy statement/prospectus. Neither SHBI nor TCFC is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of SHBI common stock or TCFC common stock.

Q:
How will the merger affect TCFC equity awards?

A:
The merger agreement provides that each award in respect of a share of TCFC common stock subject to vesting, repurchase or other lapse restriction (a “TCFC restricted stock award”) that is outstanding immediately prior to the effective time will automatically be converted into a restricted stock award (a “SHBI restricted stock award”) in respect of that number of shares of SHBI common stock equal to the product of the total number of shares of TCFC common stock subject to the TCFC restricted stock award multiplied by the exchange ratio.

The merger agreement also provides that each time-vesting restricted stock unit award in respect of a share of TCFC common stock (a “TCFC RSU award”), that is outstanding immediately prior to the effective time will automatically be converted into a time-vesting restricted stock unit award (a “SHBI RSU award”), in respect of that number of shares of SHBI common stock equal to the product of the total number of shares of TCFC common stock subject to a TCFC RSU award multiplied by the exchange ratio.
The merger agreement also provides that each performance-vesting restricted stock unit award in respect of a share of TCFC common stock (a “TCFC PSU award”), that is outstanding immediately prior to the effective time will automatically be converted into a SHBI RSU award in respect of that number of shares of SHBI common stock equal to the product of the total number of shares of TCFC common stock subject to the TCFC PSU award multiplied by the exchange ratio. The number of shares of TCFC common stock subject to a TCFC PSU award immediately prior to the effective time will be determined assuming performance goals are satisfied based on target performance. Each resulting SHBI RSU award will be subject to the same terms and conditions as applied to the TCFC PSU award immediately prior to the effective time, except that the resulting SHBI RSU award will no longer be subject to any performance conditions and will instead be subject only to time-based vesting.
Q:
How will the merger affect TCFC’s or SHBI’s existing 401(k) plan?

A:
The merger agreement provides that, prior to the closing of the merger, TCFC and SHBI will review the TCFC 401(k) plan (the “TCFC 401(k) plan”) and the SHBI 401(k) plan (the “SHBI 401(k) plan”) and make a mutual determination as to whether the TCFC 401(k) plan will continue to be maintained by SHBI, as the surviving entity after the effective time, will be merged into the SHBI 401(k) plan or will be terminated prior to the effective time. Pursuant to the merger agreement, TCFC and SHBI are required to take any corporate action as necessary to effectuate such determination and provide the other party with evidence that such determination has been adopted (the form and substance of which shall be subject to reasonable review and comment by the other party) not later than two business days immediately preceding the closing date of the merger (the “closing date”). If the TCFC 401(k) plan is terminated, continuing employees who participated in the TCFC 401(k) plan prior to the effective time will be eligible to participate, effective as of the effective time, in the SHBI 401(k) plan. If applicable, SHBI and TCFC will take any and all actions that may be required, including amendments to the TCFC 401(k) plan and/or the SHBI 401(k) plan, to permit the continuing employees to make rollover contributions from the TCFC 401(k) plan to the SHBI 401(k) plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Internal Revenue Code of 1986, as amended (the “Code”)) in the form of cash, notes (in the case of loans), SHBI common stock or a combination thereof in an amount equal to the full account balance distributed to such employee from the terminated 401(k) plan.

Q:
How does the SHBI board of directors recommend that I vote at the SHBI special meeting?

A:
The SHBI board of directors (the “SHBI board”) has unanimously (i) determined that merger agreement and the transactions contemplated thereby, including the merger and the issuance of SHBI common stock, are advisable, fair to and in the best interests of SHBI and its shareholders and (ii) approved and adopted the merger, the merger agreement and the transactions contemplated thereby. The SHBI board unanimously recommends that SHBI shareholders vote “FOR” the SHBI merger and share issuance proposal and “FOR” the SHBI adjournment proposal.

See the sections entitled “The Merger — SHBI’s Reasons for the Merger and Factors Considered by the SHBI Board” beginning on page 59 and “The Merger — Recommendation of the SHBI Board” beginning on page 61 for a more detailed discussion of the SHBI board’s recommendations and reasons therefor. In addition, certain of SHBI’s officers and directors have financial interests in the transactions contemplated by the merger agreement that are different from, or in addition to, the interests of SHBI’s shareholders. These interests are described in more detail in the section titled “The Merger — Interests of Certain SHBI Directors and Executive Officers in the Merger” beginning on page 90.
Q:
How does the TCFC board of directors recommend that I vote at the TCFC special meeting?

A:
The TCFC board of directors (the “TCFC board”) has unanimously (i) determined that the merger, the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of TCFC and its shareholders, (ii) approved and adopted the merger agreement and (iii) authorized and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. The TCFC board unanimously recommends that TCFC shareholders vote “FOR” the TCFC merger proposal, “FOR” the TCFC compensation proposal and “FOR” the TCFC adjournment proposal.

See the sections entitled “The Merger — TCFC’s Reasons for the Merger and Factors Considered by the TCFC Board” beginning on page 61 and “The Merger — Recommendation of the TCFC Board” beginning on page 65 for a more detailed discussion of the TCFC board’s recommendations and reasons therefor. In addition, certain of TCFC’s officers and directors have financial interests in the transactions contemplated by the merger agreement that are different from, or in addition to, the interests of

TCFC’s shareholders. These interests are described in more detail in the section entitled “The Merger — Interests of Certain TCFC Directors and Executive Officers in the Merger” beginning on page 94.
Q:
Who is entitled to vote at the SHBI special meeting?

A:
The holders of record of SHBI common stock at the close of business on [•], 2023, which is the date the SHBI board has fixed as the record date for the SHBI special meeting (the “SHBI record date”) are entitled to vote at the SHBI special meeting.

SHBI shareholders are entitled to one vote for each share of SHBI common stock held as of the SHBI record date. As of the close of business on the SHBI record date, there were [•] outstanding shares of SHBI common stock.
Attendance at the SHBI special meeting is not required to vote. See below and the section entitled “The SHBI Special Meeting — How to Vote Shares of SHBI Common Stock” beginning on page 38 for instructions on how to vote your shares of SHBI common stock without attending the SHBI special meeting.
Q:
Who is entitled to vote at the TCFC special meeting?

A:
The holders of record of TCFC common stock at the close of business on [•], 2023, which is the date the TCFC board has fixed as the record date for the TCFC special meeting (the “TCFC record date”), are entitled to vote at the TCFC special meeting.

TCFC shareholders are entitled to one vote for each share of TCFC common stock held as of the TCFC record date. As of the closing of business on the TCFC record date, there were [•] outstanding shares of TCFC common stock.
Attendance at the TCFC special meeting is not required to vote. See below and the section entitled “The TCFC Special Meeting — How to Vote Shares of TCFC Common Stock” beginning on page 44 for instructions on how to vote your shares of TCFC common stock without attending the TCFC special meeting.
Q:
What constitutes a quorum for the SHBI special meeting?

A:
A quorum, consisting of the holders of a majority of the shares of SHBI common stock entitled to vote at the SHBI special meeting, must be present in person or by proxy before any action may be taken at the SHBI special meeting. Once a share of SHBI common stock is represented at the SHBI special meeting, it will be counted for the purpose of determining a quorum not only at the SHBI special meeting but also at any adjournment or postponement of the SHBI special meeting. In the event that a quorum is not present at the SHBI special meeting, it is expected that the SHBI special meeting will be adjourned or postponed. Abstentions and broker non-votes (if any) will not be counted for purposes of determining the number of votes cast on a proposal, but abstentions will be treated as present for quorum purposes.

Q:
What constitutes a quorum for the TCFC special meeting?

A:
A quorum, consisting of the holders of a majority of the shares of TCFC common stock entitled to vote at the TCFC special meeting, must be present in person or by proxy before any action may be taken at the TCFC special meeting. Once a share of TCFC common stock is represented at the TCFC special meeting, it will be counted for the purpose of determining a quorum not only at the TCFC special meeting but also at any adjournment or postponement of the TCFC special meeting. In the event that a quorum is not present at the TCFC special meeting, it is expected that the TCFC special meeting will be adjourned or postponed. Abstentions and broker non-votes (if any) will not be counted for purposes of determining the number of votes cast on a proposal, but abstentions will be treated as present for quorum purposes.

Q:
What vote is required for the approval of each proposal at the SHBI special meeting?

A:
SHBI Proposal 1 — The SHBI Merger and Share Issuance Proposal.   Approval of the SHBI merger and share issuance proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of SHBI common stock entitled to vote at the SHBI special meeting. If you fail to submit a proxy or vote at the SHBI special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the SHBI merger and share issuance proposal, it will have the same effect as a vote “AGAINST” such proposal.

SHBI Proposal 2 — The SHBI Adjournment Proposal.   Approval of the SHBI adjournment proposal requires the affirmative vote of a majority of the votes cast at the SHBI special meeting by the holders of SHBI common stock entitled to vote at the SHBI special meeting. If you fail to submit a proxy or vote in person at the SHBI special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the SHBI adjournment proposal, it will have no effect on such proposal (assuming a quorum is present).
Q:
What vote is required for the approval of each proposal at the TCFC special meeting?

A:
TCFC Proposal 1 — The TCFC Merger Proposal.   Approval of the TCFC merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of TCFC common stock entitled to vote at the TCFC special meeting. If you fail to submit a proxy or to vote in person at the TCFC special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee (which we refer to as a broker non-vote) with respect to the TCFC merger proposal, it will have the same effect as a vote “AGAINST” such proposal.

TCFC Proposal 2 — The TCFC Compensation Proposal.   Approval of the TCFC compensation proposal (a non-binding proposal) requires the affirmative vote of a majority of the votes cast at the TCFC special meeting by the shareholders present in person or represented by proxy and entitled to vote at the TCFC special meeting. If you fail to submit a proxy or vote in person at the TCFC special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the TCFC compensation proposal, it will have no effect on such proposal (assuming a quorum is present).
TCFC Proposal 3 — The TCFC Adjournment Proposal.   Approval of the TCFC adjournment proposal requires the affirmative vote of a majority of the votes cast at the TCFC special meeting by the shareholders present in person or represented by proxy and entitled to vote at the TCFC special meeting. If you fail to submit a proxy or vote in person at the TCFC special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the TCFC adjournment proposal, it will have no effect on such proposal (assuming a quorum is present).
Q:
Why am I being asked to consider and vote on a proposal to approve, by a non-binding, advisory vote, merger-related compensation arrangements for the TCFC named executive officers (i.e., the TCFC compensation proposal)?

A:
Under SEC rules, TCFC is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to TCFC’s named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation.

Q:
What will happen if TCFC shareholders do not approve the TCFC compensation proposal?

A:
The vote with respect to the TCFC compensation proposal is an advisory vote and will not be binding on TCFC or the TCFC board. Therefore, if the TCFC merger proposal is not approved by TCFC’s shareholders, the compensation described in the TCFC compensation proposal could still be paid to the TCFC named executive officers, if and to the extent required or allowed under applicable law, even if TCFC’s shareholders do not approve the TCFC compensation proposal.

Q:
What if I hold shares in both SHBI and TCFC?

A:
If you hold shares of both SHBI common stock and TCFC common stock, you will receive separate packages of proxy materials. A vote cast as a SHBI shareholder will not count as a vote cast as a TCFC shareholder, and a vote cast as a TCFC shareholder will not count as a vote cast as a SHBI shareholder. Therefore, please submit separate proxies for your shares of SHBI common stock and your shares of TCFC common stock.
Q:
How can I attend, vote and ask questions at the SHBI special meeting or the TCFC special meeting?

A:
Record Holders.   If you hold shares directly in your name as the holder of record of SHBI common stock or TCFC common stock, you are a “record holder” and your shares may be voted at the SHBI special meeting or the TCFC special meeting by you. If you choose to vote your shares virtually at the respective special meeting via the applicable special meeting website, you will need the control number, as described below.

Beneficial Owners.   If you hold shares in a brokerage or other account in “street name,” you are a “beneficial owner” and your shares may be voted at the SHBI special meeting or the TCFC special meeting, as applicable, by you as described below. If you choose to vote your shares virtually at the respective special meeting via the applicable special meeting website, you will need the control number, as described below.
SHBI special meeting.   The SHBI special meeting will be completely virtual and conducted via live audio webcast. You will be able to attend the SHBI special meeting by first registering at https://viewproxy.com/ShoreBancsharesSM/2023/htype.asp. You will receive a meeting invitation by e-mail with your unique link to join the SHBI special meeting along with a password prior to the date of the SHBI special meeting.
Both shareholders of record and street name shareholders will be able to attend the SHBI special meeting online via live audio webcast, submit their questions during the SHBI special meeting and vote their shares of SHBI common stock electronically at the SHBI special meeting.
If you are a shareholder of record of SHBI common stock, your virtual control number can be found on your proxy card.
If you hold your shares of SHBI common stock beneficially through a bank or broker, you must provide a legal proxy from your bank or broker during registration and you will be assigned a virtual control number in order to vote your shares of SHBI common stock during the SHBI special meeting. If you are unable to obtain a legal proxy to vote your shares of SHBI common stock, you will still be able to attend the SHBI special meeting (but will not be able to vote your shares of SHBI common stock) so long as you demonstrate proof of stock ownership. Instructions on how to connect and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at https://viewproxy.com/ShoreBancsharesSM/2023/htype.asp. On the day of the SHBI special meeting, you may only vote during the SHBI special meeting by emailing a copy of your legal proxy to virtualmeeting@viewproxy.com in advance of the SHBI special meeting.
SHBI encourages its shareholders to visit the SHBI special meeting website above in advance of the SHBI special meeting to familiarize themselves with the online access process. The SHBI special meeting platform is fully supported across browsers and devices that are equipped with the most updated version of applicable software and plugins. SHBI shareholders should verify their internet connection prior to the SHBI special meeting. SHBI shareholders encountering difficulty with the SHBI special meeting virtual platform during the sign-in process or at any time during the meeting may utilize technical support provided by SHBI through virtualmeeting@viewproxy.com. Technical support information is provided on the sign-in page for all SHBI shareholders. If you have difficulty accessing the SHBI special meeting during check-in or during the meeting, please contact technical support as indicated on the SHBI special meeting sign-in page. SHBI shareholders will have substantially the same opportunities to participate in the SHBI special meeting as they would have at a physical, in-person meeting. SHBI shareholders as of the SHBI record date will be able to attend, vote and submit questions during a portion of the SHBI special meeting via the online platform.
TCFC special meeting.   If you are a record holder or beneficial owner you will be able to attend the TCFC special meeting online, ask questions and vote during the meeting by visiting

www.virtualshareholdermeeting.com/TCFC2023SM and following the instructions. Please have your control number, which can be found on your proxy card, notice or e-mail previously received, to access the meeting.
TCFC encourages its shareholders to visit the TCFC special meeting website above in advance of the TCFC special meeting to familiarize themselves with the online access process. The TCFC special meeting platform is fully supported across browsers and devices that are equipped with the most updated version of applicable software and plugins. TCFC shareholders should verify their internet connection prior to the TCFC special meeting. TCFC shareholders encountering difficulty with the TCFC special meeting virtual platform during the sign-in process or at any time during the meeting may utilize technical support provided by TCFC by calling 844-986-0822 (U.S.) or 303-562-9302 (International). Technical support information is provided on the sign-in page for all TCFC shareholders 15 minutes before the meeting begins. If you have difficulty accessing the TCFC special meeting during check-in or during the meeting, please contact technical support as indicated on the TCFC special meeting sign-in page. TCFC shareholders will have substantially the same opportunities to participate in the TCFC special meeting as they would have at a physical, in-person meeting. TCFC shareholders as of the TCFC record date will be able to attend, vote and submit questions during a portion of the TCFC special meeting via the online platform.
Even if you plan to attend the SHBI special meeting or the TCFC special meeting, as applicable, virtually, SHBI and TCFC recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.
Additional information on attending the virtual special meetings can be found under the section entitled “The SHBI Special Meeting — Attending the SHBI Special Meeting” on page 38 and under the section entitled “The TCFC Special Meeting — Attending the TCFC Special Meeting” on page 44.
Q:
How can I vote my shares without attending my respective special meeting?

A:
Whether you hold your shares directly as the holder of record of SHBI common stock or TCFC common stock or beneficially in “street name,” you may direct your vote by proxy without attending the SHBI special meeting or the TCFC special meeting, as applicable. If you are a record holder of SHBI common stock or TCFC common stock, you can vote your shares by proxy via the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. If you hold shares beneficially in “street name” as a beneficial owner of SHBI common stock or TCFC common stock, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Additional information on voting procedures can be found under the section entitled “The SHBI Special Meeting — Attending the SHBI Special Meeting” on page 38 and under the section entitled “The TCFC Special Meeting — Attending the TCFC Special Meeting” on page 44.
Q:
How do I vote shares of TCFC common stock held in the TCFC employee stock ownership plan?

A:
Participants in the TCFC employee stock ownership plan (the “TCFC ESOP”) will each receive a voting instruction card that reflects all of the shares that the participant may direct the trustee to vote on his or her behalf under the TCFC ESOP. Under the terms of the TCFC ESOP, the TCFC ESOP trustee votes all shares held by the TCFC ESOP, but each TCFC ESOP participant may direct the trustee how to vote the shares of TCFC common stock allocated to his or her account. The TCFC ESOP trustee will vote all unallocated shares of TCFC common stock held by the TCFC ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. The deadline for returning a voting instruction card to the TCFC ESOP trustee is [•], 2023.

Q:
What do I need to do now?

A:
Read and consider the information contained in this joint proxy statement/prospectus, including the appendices, carefully and then please submit as soon as possible either your SHBI proxy, in the case of SHBI shareholders, or your TCFC proxy, in the case of TCFC shareholders.

Q:
If my shares of SHBI common stock or TCFC common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:
No. Your bank, broker or other nominee will not be able to vote shares held by it in street name on your behalf without instructions from you. You should instruct your bank, broker or other nominee to vote your shares by following the directions your bank, broker or other nominee provides to you. Please check the voting instructions form used by your bank, broker or other nominee.

Q:
What is a “broker non-vote”?

A:
Banks, brokers, trustees and other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, trustees and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at each of the SHBI special meeting and the TCFC special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the SHBI special meeting or the TCFC special meeting. If your bank, broker, trustee or other nominee holds your shares of SHBI common stock or TCFC common stock in “street name,” such entity will vote your shares of SHBI common stock or TCFC common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Q:
What if I abstain from voting or fail to instruct my bank, broker or other nominee?

A:
For the purposes of the SHBI special meeting, an abstention occurs when a SHBI shareholder attends the SHBI special meeting and does not vote or returns a proxy with an “ABSTAIN” instruction. Abstentions and broker non-votes of shares of SHBI common stock will have the same effect as a vote “AGAINST” the SHBI merger and share issuance proposal, but will not have any effect on the approval of the SHBI adjournment proposal at the SHBI special meeting.

For purposes of the TCFC special meeting, an abstention occurs when a TCFC shareholder attends the TCFC special meeting and does not vote or returns a proxy with an “ABSTAIN” instruction. Abstentions and broker non-votes of shares of TCFC common stock will have the same effect as a vote “AGAINST” the TCFC merger proposal, but will not have any effect on the approval of the TCFC compensation proposal or the TCFC adjournment proposal at the TCFC special meeting.
Q:
Why is my vote important?

A:
The merger cannot be completed unless the SHBI shareholders approve the SHBI merger and share issuance proposal and the TCFC shareholders approve the TCFC merger proposal, which are the only applicable SHBI or TCFC shareholder proposals necessary to complete the merger. Information about the SHBI special meeting and the TCFC special meeting, the merger and other matters to be considered by shareholders of each of SHBI and TCFC is contained in this document.

As inducement for TCFC to enter into the merger agreement, each director and executive officer of SHBI, who own in the aggregate approximately [•]% of the outstanding shares of SHBI common stock, as of the SHBI record date, entered into a shareholder agreement with TCFC pursuant to which he or she agreed, among other things, to vote their shares of SHBI common stock in favor of the issuance of SHBI common stock to TCFC shareholders as the merger consideration and any other matters required to be approved by SHBI’s shareholders for the consummation of the merger (the “SHBI shareholder agreement”). These shareholders also agreed to certain restrictions on their ability to transfer their shares of SHBI common stock until at least a majority of all issued and outstanding shares of SHBI common stock have been irrevocably voted in favor of the SHBI merger and share issuance proposal and any other matters required to be approved by the SHBI shareholders for the consummation of the merger. The SHBI shareholder agreement is substantially in the form included as Annex B to the merger agreement.
As inducement for SHBI to enter into the merger agreement, each director and executive officer of TCFC, who own in the aggregate approximately [•]% of the outstanding shares of TCFC common stock as of the TCFC record date, entered into a shareholder agreement with SHBI pursuant to which he or she agreed, among other things, to vote their shares of TCFC common stock in favor of the adoption and approval of the merger agreement and any other matters required to be approved by the TCFC shareholders for the consummation of the merger (the “TCFC shareholder agreement”). These shareholders also agreed to certain restrictions on their ability to transfer their shares of TCFC common stock until at least two-thirds of all issued and outstanding shares of TCFC common stock voting in favor of the TCFC merger proposal, the merger and the transactions contemplated thereby have been irrevocably delivered to TCFC. The TCFC shareholder agreement is substantially in the form included as Annex A to the merger agreement.
Q:
What if I am a record holder and I do not indicate a decision with respect to the matters required to be voted on?

A:
If you are a record holder of SHBI common stock or TCFC common stock and you returned a signed proxy card without indicating how to vote on any particular proposal, the shares of SHBI common stock represented by your proxy will be voted as recommended by the SHBI board with respect to such proposals, or the shares of TCFC common stock represented by your proxy will be voted as recommended by the TCFC board with respect to such proposals, as the case may be.

Q:
Can I change my vote?

A:
Yes. Regardless of the method used to cast a vote, you may change your vote at any time before your proxy is voted at the SHBI special meeting or the TCFC special meeting, as applicable. For SHBI shareholders, you may do so in one of the following ways:

•
by delivering to SHBI prior to the SHBI special meeting, a written notice of revocation addressed to Andrea E. Colender, Secretary, Shore Bancshares, Inc., 18 E. Dover Street, Easton, Maryland, 21601;

•
completing, signing and returning a new proxy card with a later date before the date of the SHBI special meeting, and any earlier proxy will be revoked automatically;

•
calling the toll free number listed on the SHBI proxy card or by accessing the Internet site listed on the SHBI proxy card to change his or her vote by 11:59 p.m., Eastern Time, on [•], 2023, in which case the later submitted proxy via telephone or Internet, as the case may be, will be recorded and the earlier dated proxy will be revoked; or

•
attending the SHBI special meeting virtually and voting during the meeting via the SHBI special meeting website and following the instructions, and any earlier proxy will be revoked. However, simply attending the SHBI special meeting without voting will not revoke an earlier proxy voted by such person.

If you have instructed a bank, broker or other nominee to vote your shares of SHBI common stock, you must follow directions received from the bank, broker or other nominee to change such vote.
For TCFC shareholders, you may change your vote in one of the following ways:
•
by delivering to TCFC prior to the TCFC special meeting, a written notice of revocation addressed to Christy Lombardi, Secretary, The Community Financial Corporation, 3035 Leonardtown Road, Waldorf, Maryland 20601;

•
completing, signing and returning a new proxy card with a later date before the date of the TCFC special meeting, and any earlier proxy will be revoked automatically;

•
calling the toll free number listed on the TCFC proxy card or by accessing the Internet site listed on the TCFC proxy card to change his or her vote by 11:59 p.m., Eastern Time, on [•], 2023, in which case the later submitted proxy via telephone or Internet, as the case may be, will be recorded and the earlier dated proxy will be revoked; or

•
attending the TCFC special meeting and voting during the meeting by visiting www.virtualshareholdermeeting.com/TCFC2023SM and following the instructions, and any earlier proxy will be revoked. However, simply attending the TCFC special meeting without voting will not revoke an earlier proxy voted by such person.

If you have instructed a bank, broker or other nominee to vote your shares of TCFC common stock, you must follow directions received from the bank, broker or other nominee to change such vote.
Participants in the TCFC ESOP may revoke their instructions to the TCFC ESOP trustee with respect to voting of the shares of TCFC common stock held in their TCFC ESOP account by submitting to the TCFC ESOP trustee a signed instruction card bearing a later date, provided that such new instruction card must be received by the TCFC ESOP trustee on or prior to the last date for submission of such instructions with respect to the TCFC special meeting designated in the separate voting instructions provided by the TCFC ESOP trustee.
Q:
Will SHBI be required to submit the SHBI merger and share issuance proposal to its shareholders even if the SHBI board has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the SHBI special meeting, SHBI is required to submit the SHBI merger and share issuance proposal to SHBI shareholders even if the SHBI board has withdrawn, modified or qualified its recommendation.

Q:
Will TCFC be required to submit the TCFC merger proposal to its shareholders even if the TCFC board has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the TCFC special meeting, TCFC is required to submit the TCFC merger proposal to TCFC shareholders even if the TCFC board has withdrawn, modified or qualified its recommendation.

Q:
Will SHBI shareholders have appraisal or dissenters’ rights in connection with the merger?

A:
No. Under the provisions of the MGCL, SHBI shareholders are not entitled to appraisal or dissenters’ rights in the merger.

Q:
Will TCFC shareholders have appraisal or dissenters’ rights in connection with the merger?

A:
No. Under the provisions of the MGCL, TCFC shareholders are not entitled to appraisal or dissenters’ rights in the merger.

Q:
Are there any risks that should be considered in deciding whether to vote for the matters required to be voted on by the respective shareholders of SHBI and TCFC?

A:
Yes. Set forth under the section entitled “Risk Factors” beginning on page 27, are a number of risk factors that each of the shareholders of SHBI and TCFC should consider carefully.

Q:
What are the U.S. federal income tax consequences of the merger to TCFC shareholders?

A:
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and each of SHBI’s and TCFC’s obligations to complete the merger is conditioned on the receipt of a legal opinion to the effect that the merger will so qualify. Assuming the merger qualifies as a reorganization, subject to the limitations and more detailed discussion set forth in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 126, TCFC shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their TCFC common stock for SHBI common stock in the merger, except for any gain or loss that may result from the receipt of cash in lieu of a fractional share of SHBI common stock.

TCFC shareholders who receive cash in lieu of fractional shares will be treated as having received the fractional share and then having the fractional share redeemed by SHBI for cash. Accordingly, a portion of their adjusted basis in shares of TCFC common stock surrendered pursuant to the merger will be allocated to the fractional share which is deemed to have been received and the TCFC shareholder will recognize gain (but not loss) in an amount equal to the cash received for the fractional share over the adjusted basis allocable to that share.
The tax consequences of the merger to a particular TCFC shareholder will depend in part on such shareholder’s individual circumstances. Accordingly, each TCFC shareholder is urged to consult his or her own tax advisor for a full understanding of the tax consequences of the merger to such shareholder, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.
For further information concerning the U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 126.
Q:
When do SHBI and TCFC expect to complete the merger?

A:
The parties expect to complete the merger on or about July 1, 2023. However, there is no assurance when or if the merger will occur. Prior to the consummation of the merger, SHBI shareholders must approve the SHBI merger and share issuance proposal at the SHBI special meeting, TCFC shareholders must approve the TCFC merger proposal at the special meeting and other conditions to the consummation of the merger must be satisfied.

Q:
What are the conditions to complete the merger?

A:
The obligations of SHBI and TCFC to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of requisite regulatory approvals and the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition, the receipt of certain tax opinions, the approval by SHBI shareholders of the SHBI merger and share issuance proposal, the approval by TCFC shareholders of the TCFC merger proposal, the authorization for listing on NASDAQ the shares of SHBI common stock to be issued in the merger, the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, the absence of legal restraint prohibiting the merger, the parties’ performance of their respective obligations under the merger agreement subject to certain materiality qualifications, and the accuracy of the representations and warranties made in the merger agreement subject to certain materiality qualifications. For more information, see the section entitled “The Merger Agreement — Conditions to Complete the Merger” beginning on page 120.

Q:
What happens if the merger is not completed?

A:
If the merger is not completed, TCFC shareholders will not receive any consideration for their shares of TCFC common stock in connection with the merger. Instead TCFC will remain an independent public company and TCFC common stock will continue to be listed and traded on NASDAQ. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $10.5 million will be payable by either SHBI or TCFC, as applicable. See the section entitled “The Merger Agreement — Termination Fee” beginning on page 123 for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:
What happens if I sell my shares after the applicable record date but before the SHBI special meeting or TCFC special meeting, as applicable?

A:
Each of the SHBI record date and TCFC record date is earlier than the date of the SHBI special meeting and the TCFC special meeting, as applicable, and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of SHBI common stock or TCFC common stock, as applicable, after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at such special meeting (provided that such shares remain outstanding on the date of such special meeting), but, with respect to TCFC common stock, you will not have the right to receive the merger consideration to be received by TCFC shareholders in connection with the merger. In order to receive the merger consideration, you must hold your shares of TCFC common stock through the completion of the merger.
Q:
If the merger is completed, when can TCFC shareholders expect to receive the merger consideration?

A:
Promptly following the completion of the merger, SHBI will mail to each former TCFC shareholder of record written instructions detailing how such shareholders can exchange their shares of TCFC common stock for the merger consideration.

Q:
What should I do if I receive more than one set of voting materials for the same special meeting?

A:
If you are a beneficial owner and hold shares of SHBI common stock or TCFC common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of SHBI common stock or TCFC common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record Holders.   For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of SHBI common stock or TCFC common stock are voted.
Beneficial Owners.   For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee in order to vote your shares.
Q:
Whom should I call if I have questions?

A:
If you are a SHBI shareholder and have any questions concerning the merger or joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of SHBI common stock, please contact SHBI’s proxy solicitor, Alliance Advisors, by calling toll-free at (855) 742-8276, or via e-mail to SHBI@allianceadvisors.com.

If you are a TCFC shareholder and have any questions concerning the merger or joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of TCFC common stock, please contact TCFC’s proxy solicitor, Alliance Advisors, by calling toll-free at (866) 584-0578, or via e-mail to TCFC@allianceadvisors.com.
Q:
Where can I find more information about SHBI and TCFC?

A:
You can find more information about SHBI and TCFC from the various sources described under the section entitled “Where You Can Find More Information” beginning on page 153.

Q:
What is householding and how does it affect me?

A:
The SEC permits companies to send a single set of proxy materials to any household at which two or more shareholders reside, unless contrary instructions have been received, but only if the applicable shareholders provide advance notice and follow certain procedures. In such cases, each shareholder continues to receive a separate notice of the meeting and proxy card. Certain brokerage firms may have instituted householding for beneficial owners of SHBI common stock and TCFC common stock, as applicable, held through brokerage firms. If your household has multiple accounts holding SHBI common stock or TCFC common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the SHBI and TCFC special meetings. In addition, we incorporate by reference important business and financial information about SHBI and TCFC into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 153 of this joint proxy statement/prospectus.
Parties to the Merger (Page 49)
Shore Bancshares, Inc.   SHBI is a Maryland-chartered financial holding company for Shore United Bank, a national banking association. SHBI’s principal asset is all of the capital stock of Shore United Bank. Shore United Bank currently operates 31 full service branches, 32 ATMs, 5 loan production offices, and provides a full range of commercial and consumer banking products and services to individuals, businesses and other organizations in Anne Arundel County, Baltimore County, Caroline County, Dorchester County, Howard County, Kent County, Queen Anne’s County, Talbot County and Worcester County in Maryland, Kent County and Sussex County in Delaware and in Accomack County, Virginia. Shore United Bank is an independent community bank that serves businesses and individuals in their respective market areas. Services provided to businesses include commercial checking, savings, certificates of deposit and overnight investment sweep accounts. Services to individuals include checking accounts, various savings programs, mortgage loans, home improvement loans, installment and other personal loans, credit cards, personal lines of credit, automobile and other consumer financing, safe deposit boxes, debit cards, 24-hour telephone banking, internet banking, mobile banking and 24-hour automatic teller services. Shore United Bank also offers all forms of commercial lending such as secured and unsecured loans, working capital loans, lines of credit, term loans, accounts receivable financing, real estate acquisition and development, construction loans and letters of credit. Shore United Bank also offers non-deposit products, such as mutual funds and annuities, and discount brokerage services to their customers. SHBI engages in title work related to real estate transactions through its wholly-owned subsidiary, Mid-Maryland Title Company, Inc., and in trust and wealth management services through Wye Financial Partners, a division of Shore United Bank.
As of December 31, 2022, SHBI, on a consolidated basis, had total assets of $3.5 billion, total shareholders’ equity of $364.3 million and total deposits of $3.0 billion. At December 31, 2022, SHBI had gross loans of $2.6 billion.
SHBI’s common stock is traded on NASDAQ under the symbol “SHBI.” SHBI’s principal executive offices are located at 18 E. Dover Street, Easton, Maryland 21601 and its telephone number is (410) 763-7800.
The Community Financial Corporation.   TCFC is a Maryland-chartered bank holding company for Community Bank of the Chesapeake, a Maryland-chartered commercial bank. TCFC’s principal asset is all of the capital stock of Community Bank of the Chesapeake. Community Bank of the Chesapeake is a full-service commercial bank operating through its 12 branches located at its main office in Waldorf, Maryland, and branch offices in Bryans Road, Dunkirk, Leonardtown, La Plata, Charlotte Hall, Prince Frederick, Lusby and California, Maryland; and Fredericksburg — Downtown and Fredericksburg — Harrison Crossing, Virginia. Community Bank of the Chesapeake’s principal business is offering a broad range of financial products and services to individuals and businesses through its branch offices and commercial lending centers.
As of December 31, 2022, TCFC, on a consolidated basis, had total assets of $2.4 billion, total shareholders’ equity of $187.0 million and total deposits of $2.1 billion.
TCFC’s common stock is traded on the NASDAQ under the symbol “TCFC.” TCFC principal executive offices are located at 3035 Leonardtown Road, Waldorf, Maryland 20601 and its telephone number is (301) 645-5601.

The Merger and the Merger Agreement (Pages 51 and 106)
The merger agreement is attached to this joint proxy statement/prospectus as Appendix A, which is incorporated by reference into this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.
Pursuant to the terms and conditions set forth in the merger agreement, TCFC will be acquired by SHBI in a transaction in which TCFC will merge with and into SHBI, with SHBI as the surviving entity. Promptly following the consummation of the merger, Community Bank of the Chesapeake will be merged with and into Shore United Bank, with Shore United Bank as the surviving bank. Following the merger, TCFC common stock will be delisted from NASDAQ, will be deregistered under the Exchange Act and will cease to be publicly traded.
Merger Consideration (Page 107)
At the effective time, each outstanding share of TCFC common stock issued and outstanding immediately prior to the effective time will, by virtue of the merger and without any action on the part of a TCFC shareholder, be canceled and converted into the right to receive 2.3287 shares of SHBI common stock. No fractional shares of SHBI common stock will be issued, and in lieu thereof, each TCFC shareholder who would otherwise be entitled to a fractional share interest will receive an amount in cash, without interest, determined by multiplying such fractional interest by the SHBI average share price, rounded to the nearest whole cent.
Per Share Market Price and Dividend Information
Shares of SHBI common stock currently trade on NASDAQ under the symbol “SHBI.” Shares of TCFC common stock currently trade on NASDAQ under the symbol “TCFC.”
The following table sets forth the closing sale prices of (i) SHBI common stock as reported on NASDAQ, and (ii) TCFC common stock as reported on NASDAQ, on December 13, 2022, the last trading day before SHBI announced the merger, and on [•], 2023, the last practicable trading day before the distribution of this joint proxy statement/prospectus. To help illustrate the market value of the per share merger consideration to be received by TCFC’s shareholders, the following table also presents the equivalent market value per share of TCFC common stock as of December 13, 2022 and [•], 2023, which were determined by multiplying the closing price for the SHBI common stock on those dates by the exchange ratio of 2.3287 shares of SHBI common stock. See the section entitled “The Merger Agreement — Merger Consideration” beginning on page 107 for additional information about the merger consideration.
	SHBI Common Stock		TCFC Common Stock		Equivalent Market Value Per Share of TCFC Common Stock
At December 13, 2022		$19.20		$39.66		$44.71
At [•], 2023	$	[•]	$	[•]	$	[•]
The market price of SHBI common stock and TCFC common stock will fluctuate prior to the date of the SHBI special meeting, the date of the TCFC special meeting and the date a TCFC shareholder receives the merger consideration. TCFC shareholders should obtain a current price quotation for the shares of SHBI common stock to update the implied value for a share of TCFC common stock.
SHBI and TCFC have been paying a regular quarterly cash dividend on SHBI common stock and TCFC common stock, respectively. Pursuant to the merger agreement, neither SHBI nor TCFC may make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of SHBI common stock or TCFC common stock, respectively, except that (i) SHBI may declare and pay regular quarterly cash dividends on SHBI common stock equal to $0.12 per share of SHBI common stock in the ordinary course of business consistent with past practice, including as to the declaration, payment and record dates and (ii) TCFC may declare and pay regular quarterly cash dividends on TCFC common stock equal to $0.175 per share of TCFC common stock in the ordinary course of business consistent with past practice, including as to the declaration, payment and record dates. See the section entitled “The Merger Agreement — Covenants and Agreements — Conduct of Business Prior to the Consummation of the Merger” beginning on page 111.
Treatment of TCFC Equity Awards (Page 107)
TCFC Restricted Stock Awards.   Each TCFC restricted stock award that is outstanding immediately prior to the effective time will automatically be converted into a SHBI restricted stock award in respect of that number of shares of SHBI common stock equal to the product of the total number of shares of TCFC common stock subject to the TCFC restricted stock award multiplied by the exchange ratio.
TCFC RSU Awards.   Each TCFC RSU award that is outstanding immediately prior to the effective time will automatically be converted into a SHBI RSU award in respect of that number of shares of SHBI common stock equal to the product of the total number of shares of TCFC common stock subject to a TCFC RSU award multiplied by the exchange ratio.
TCFC PSU Awards.   Each TCFC PSU award that is outstanding immediately prior to the effective time will automatically be converted into a SHBI RSU award in respect of that number of shares of SHBI common stock equal to the product of the total number of shares of TCFC common stock subject to the TCFC PSU award multiplied by the exchange ratio. The number of shares of TCFC common stock subject to a TCFC PSU award immediately prior to the effective time will be determined assuming performance goals are satisfied based on target performance. Each resulting SHBI RSU award will be subject to the same terms and conditions as applied to the TCFC PSU award immediately prior to the effective time, except that the resulting SHBI RSU award will no longer be subject to any performance conditions and will instead be subject only to time-based vesting.
Material U.S. Federal Income Tax Consequences of the Merger (Page 126)
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to completion of the merger that SHBI and TCFC both receive a legal opinion to that effect. If the merger is completed, the merger consideration that will be paid to the holders of TCFC common stock will consist of shares of SHBI common stock and cash for any fractional shares.
Assuming the merger qualifies as a reorganization, subject to the limitations and more detailed discussion set forth in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 126, a TCFC shareholder that is a U.S. holder generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their TCFC common stock for SHBI common stock in the merger, except for any gain or loss that may result from the receipt of cash in lieu of a fractional share of SHBI common stock.
The tax consequences of the merger to a particular TCFC shareholder will depend in part on such shareholder’s individual circumstances. Accordingly, each TCFC shareholder is urged to consult his or her own tax advisor for a full understanding of the tax consequences of the merger to such shareholder, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a discussion of certain material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 126.
SHBI’s Reasons for Merger, Factors Considered by the SHBI Board and Recommendation of the SHBI Board (Pages 59 and 61)
After careful consideration, the SHBI board, at a special meeting held on December 14, 2022, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of SHBI common stock, are advisable and fair to and in the best interests of SHBI and its shareholders and (ii) approved and adopted the merger agreement and the transactions contemplated thereby. The SHBI board unanimously recommends that SHBI shareholders vote “FOR” the SHBI merger and share issuance proposal and “FOR” the SHBI adjournment proposal. For a more detailed discussion of the SHBI board’s recommendation, see the sections entitled “The Merger — SHBI’s

Reasons for the Merger and Factors Considered by the SHBI Board” beginning on page 59 and “The Merger — Recommendation of the SHBI Board” beginning on page 61.
Opinion of SHBI’s Financial Advisor
In connection with the merger, SHBI’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated December 14, 2022, to the SHBI board as to the fairness, from a financial point of view and as of the date of the opinion, to SHBI of the exchange ratio in the proposed merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix B to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the SHBI board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of SHBI to engage in the merger or enter into the merger agreement or constitute a recommendation to the SHBI board in connection with the merger, and it does not constitute a recommendation to any holder of SHBI common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.
For a more complete description of KBW’s opinion, see the section entitled “The Merger — Opinion of SHBI’s Financial Advisor” beginning on page 65 of this joint proxy statement/prospectus.
TCFC’s Reasons for Merger, Factors Considered by the TCFC Board and Recommendation of the TCFC Board (Pages 61 and 65)
After careful consideration, the TCFC board, at a special meeting held on December 14, 2022, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of TCFC and its shareholders, (ii) approved and adopted the merger agreement and (iii) authorized and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. Accordingly, the TCFC board unanimously recommends that TCFC shareholders vote “FOR” the TCFC merger proposal, “FOR” the TCFC compensation proposal and “FOR” the TCFC adjournment proposal. For a more detailed discussion of the TCFC board’s recommendation, see the sections entitled “The Merger  — TCFC’s Reasons for the Merger and Factors Considered by the TCFC Board” beginning on page 61 and “The Merger — Recommendation of the TCFC Board” beginning on page 65.
Opinion of TCFC’s Financial Advisor (Page 76)
In connection with the merger, TCFC’s financial advisor, Piper Sandler & Co. (“Piper Sandler”), delivered a written opinion, dated December 14, 2022, to the TCFC board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of TCFC common stock of the exchange ratio in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Piper Sandler in preparing the opinion, is attached as Appendix C to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the TCFC board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of TCFC to engage in the merger or enter into the merger agreement or constitute a recommendation to the TCFC board in connection with the merger, and it does not constitute a recommendation to any holder of TCFC common stock or any shareholder of any other entity as to how to vote or act in connection with the merger or any other matter (including, with respect to holders of TCFC common stock, whether any such shareholder should provide its consent).
For a more complete description of Piper Sandler’s opinion, see the section entitled “The Merger — Opinion of TCFC’s Financial Advisor” beginning on page 76 of this joint proxy statement/prospectus.
SHBI’s Directors and Officers Have Certain Interests in the Merger that Are in Addition to or Different than the Interests of SHBI Shareholders (Page 90)
In considering the recommendation of the SHBI board with respect to the merger, SHBI shareholders should be aware that SHBI’s directors and officers have interests in the merger as individuals that are in addition to, or different from, their interests as shareholders of SHBI, which are:
•
SHBI and TCFC have agreed that, subject to certain exceptions, the merger will constitute a “change in control” or term of similar import under each applicable SHBI benefit and compensation plan;

•
certain of SHBI’s directors and executive officers are expected to continue to serve as directors or executive officers, as applicable, of the combined company and the combined bank following the effective time;

•
certain of SHBI’s executive officers hold outstanding SHBI equity awards under the Shore Bancshares, Inc. 2016 Stock and Compensation Plan, which will become immediately vested upon a change of control (including the merger);

•
each of SHBI’s executive officers is party to a change in control agreement that provides for severance payments and benefits in connection with a qualifying termination of employment in connection with a change in control (including the merger);

•
in connection with the merger, SHBI and TCFC intend to establish retention programs to promote retention, incentivize efforts to consummate the merger and effectuate integration and conversion. Certain of SHBI’s executive officers may be eligible to participate in these retention programs; and

•
a consulting agreement with Lloyd L. Beatty, current President and Chief Executive Officer of SHBI and Shore United Bank.

The SHBI board was aware of the foregoing interests and considered them, among other matters, in making its recommendation that SHBI’s shareholders vote to approve the SHBI merger and share issuance proposal and the SHBI adjournment proposal. For more information, see the sections entitled “The Merger  — Background of the Merger” beginning on page 51 and “The Merger — SHBI’s Reasons for the Merger and Factors Considered by the SHBI Board” beginning on page 59. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Merger — Interests of Certain SHBI Directors and Executive Officers in the Merger” beginning on page 90.
TCFC’s Directors and Officers Have Certain Interests in the Merger that Are in Addition to or Different than the Interests of TCFC Shareholders (Page 94)
In considering the recommendation of the TCFC board with respect to the merger, TCFC’s shareholders should be aware that TCFC’s directors and officers have interests in the merger as individuals that are in addition to, or different from, their interests as shareholders of TCFC, which are:
•
SHBI and TCFC have agreed that, subject to certain exceptions, the merger will constitute a “change in control” or term of similar import under each applicable TCFC benefit and compensation plan, which may result in payments or benefits to TCFC’s executive officers pursuant to certain of TCFC’s benefit or compensation plans, under specified circumstances;

•
certain of TCFC’s directors and executive officers are expected to continue to serve as directors or executive officers, as applicable, of the combined company and the combined bank following the effective time;

•
certain of TCFC’s executive officers and directors hold outstanding TCFC equity awards which will vest upon the occurrence of a change of control (including the merger) and a qualifying termination of employment or service;

•
each of TCFC’s executive officers is party to either an employment agreement or a change in control agreement that provides for severance payments and benefits in connection with a qualifying termination of employment in connection with a change in control (including the merger); and

•
in connection with the merger, SHBI and TCFC intend to establish retention programs to promote retention, incentivize efforts to consummate the merger and effectuate integration and conversion. Certain of TCFC’s executive officers may be eligible to participate in these retention programs.

The TCFC board was aware of the foregoing interests and considered them, among other matters, in making its recommendation that TCFC’s shareholders vote to approve the TCFC merger proposal, the TCFC compensation proposal and the TCFC adjournment proposal. For more information, see the sections entitled “The Merger — Background of the Merger” beginning on page 51 and “The Merger — TCFC’s Reasons for the Merger and Factors Considered by the TCFC Board” beginning on page 61. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Merger — Interests of Certain TCFC Directors and Executive Officers in the Merger” beginning on page 94.
Governance of the Combined Company and the Combined Bank After the Merger (Page 102)
Board of Directors of the Combined Company and the Combined Bank
Pursuant to the terms of the merger agreement, SHBI is required to take all action necessary to, immediately prior to the effective time, (i) cause three of SHBI’s existing directors and three of Shore United Bank’s existing directors to resign and, effective as of the effective time, (ii) increase the number of members of each of the SHBI board and Shore United Bank board of directors (the “Shore United Bank board”) from 15 members to 20 members and (iii) appoint or elect, effective as of the effective time, the eight TCFC nominees to each of the SHBI board and Shore United Bank board. Each of the TCFC nominees will be assigned to a SHBI board class and Shore United Bank board class and will serve a term that will coincide with the remaining term of that class and until his or her successor is elected and qualified, and each of SHBI and Shore United Bank has further undertaken to include such individual whose terms will expire at the first annual meeting of shareholders of SHBI and Shore United Bank, as applicable, following the effective time on the list of nominees for director presented by the SHBI board and Shore United Bank board and for which the SHBI board and Shore United Bank board will solicit proxies at the first annual meeting of shareholders of SHBI and Shore United Bank, respectively, following the effective time.
Pursuant to the terms of the merger agreement, effective as of the effective time, Mr. Alan J. Hyatt will continue to serve as chairman of the SHBI board and Shore United Bank board, and Mr. Austin J. Slater, Jr., the current chairman of the TCFC board, will serve as the vice chairman of the SHBI board and Shore United Bank board. In addition, SHBI and TCFC have determined that Mr. Burke will be appointed or elected to each of the SHBI board and the Shore United Bank board following the effective time.
Ms. Armistead, a current member of the SHBI board, is resigning as a member of the SHBI board effective as of the 2023 Annual Meeting of SHBI shareholders. In addition, Mr. Beatty, SHBI’s current President and Chief Executive Officer and member of the SHBI board will resign in connection with the closing of the merger.
Determinations regarding the additional TCFC nominees and the additional director of the SHBI board and the Shore United Bank board who will resign effective no later than immediately prior to the effective time have not yet been made. A joint committee of the SHBI board and the TCFC board has been formed to evaluate board and committee composition of the combined company and the combined bank.
Management of the Combined Company and Combined Bank
Pursuant to the terms of the merger agreement, effective as of the effective time, members of the executive management of the combined company and the combined bank, all of whom are current executive officers of either SHBI or TCFC, are as follows:
•
Mr. James M. Burke, President and Chief Executive Officer of SHBI and Shore United Bank (current President and Chief Executive Officer of TCFC);

•
Ms. Donna J. Stevens, Chief Operating Officer of SHBI and Shore United Bank (current Executive Vice President and Chief Operating Officer of SHBI); and

•
Mr. Todd L. Capitani, Chief Financial Officer of SHBI and Shore United Bank (current Executive Vice President and Chief Financial Officer of TCFC).

The remainder of the executive management team for the combined company and combined bank will draw from both SHBI and TCFC.
Governing Documents
Effective as of the effective time, SHBI’s amended and restated articles of incorporation (the “SHBI articles”) will be amended to increase the number of authorized shares of SHBI common stock and SHBI’s amended and restated by-laws (the “SHBI bylaws”) will be amended to accommodate certain corporate governance provisions in the merger agreement, including to provide for the position of vice chairman of the SHBI board.
Headquarters and Name of the Combined Company (Page 103)
The merger agreement provides that, effective as of the effective time, the headquarters of SHBI and Shore United Bank will be located in Easton, Maryland, the name of the combined company will be “Shore Bancshares, Inc.” and the name of the combined bank will be “Shore United Bank, N.A.”
Regulatory Approvals (Page 104)
Subject to the terms of the merger agreement, SHBI and TCFC have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the required regulatory approvals, use their reasonable best efforts to make such filings within 45 days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. The required regulatory approvals include, among others, the approval of or a waiver from the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) for the merger and the approval of the Office of the Comptroller of the Currency (the “OCC”) for the bank merger. The initial submission to the OCC for regulatory approval occurred on January 15, 2023 and the initial submission of the waiver to the Federal Reserve Board occurred on January 23, 2023. A courtesy copy of the application filed with the OCC was also submitted to the Virginia Bureau of Financial Institutions. In addition, as the merger involves the acquisition of or merger with a company that controls an insured depository institution chartered by the Maryland Office of the Commissioner of Financial Regulation (“MD OCFR”), Maryland law requires SHBI, as the acquiring company, to submit an application to the MD OCFR. As of the date of this joint proxy statement/prospectus, SHBI and TCFC have received the required regulatory approvals from the OCC and the MD OCFR. In addition, the Federal Reserve Board granted SHBI and TCFC a waiver of its merger application requirements.
Expected Timing of the Merger
Neither SHBI nor TCFC can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. SHBI must first obtain the SHBI shareholder approval, and TCFC must first obtain the TCFC shareholder approval. SHBI and TCFC must also satisfy certain other closing conditions. SHBI and TCFC expect the merger to be completed promptly once SHBI and TCFC have obtained their respective shareholders’ approvals noted above and have satisfied the other closing conditions.
Conditions to Complete the Merger (Page 120)
Completion of the merger depends on meeting a number of conditions, including the following:
•
shareholders of SHBI must approve the SHBI merger and share issuance proposal;

•
shareholders of TCFC must approve the TCFC merger proposal;

•
SHBI and TCFC must receive all required regulatory approvals for the merger and the bank merger, and any waiting periods required by law must have passed and no such required approval may contain any conditions, restrictions or requirements that would require SHBI or TCFC to take any action or commit to take any action that would (i) reasonably be likely to have a material adverse effect (as defined under the section entitled “The Merger Agreement — Conditions to Complete the Merger” on page 120) on SHBI or a material adverse effect on TCFC, (ii) reasonably be likely to impose a burdensome condition, as defined in the merger agreement, on SHBI or its subsidiaries (including, after the effective time, TCFC and its subsidiaries) or (iii) require the sale by SHBI or its subsidiaries (including, after the effective time, TCFC and its subsidiaries) of any material portion of their respective assets;
•
the absence of any statute, rule, regulation, judgment, decree, injunction or other order that prohibits the consummation of the merger or the bank merger;

•
the registration statement of SHBI, of which this document is a part, must have become effective under the Securities Act of 1933 (the “Securities Act”);

•
the SHBI common stock to be issued in the merger must have been approved for listing on NASDAQ;

•
the representations and warranties of each of SHBI and TCFC in the merger agreement must be true and correct, subject to the materiality standards provided in the merger agreement;

•
SHBI and TCFC must have complied in all material respects with their respective obligations in the merger agreement; and

•
SHBI and TCFC must have received a written opinion that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

Unless prohibited by law, either SHBI or TCFC could elect to waive a condition that has not been satisfied and complete the merger. The parties cannot be certain whether or when any of the conditions to the merger will be satisfied, or waived where permissible, or that the merger will be completed.
Termination of the Merger Agreement (Page 122)
SHBI and TCFC can mutually agree in writing at any time to terminate the merger agreement before completing the merger, even if SHBI shareholders have already voted to approve the SHBI merger and share issuance proposal and/or TCFC shareholders have already voted to approve the TCFC merger proposal.
SHBI or TCFC can also terminate the merger agreement:
•
if the terminating party is not in material breach of any representation, warranty, covenant, or agreement contained in the merger agreement, in the event of a breach by the other party of any representation, warranty, covenant, or agreement contained in the merger agreement that (i) cannot be or has not been cured within the earlier of (A) 30 days of the giving of written notice to the breaching party or parties and (B) December 31, 2023, and (ii) would entitle the non-breaching party not to consummate the merger;

•
in the event that the merger is not consummated by December 31, 2023, except to the extent that the failure to consummate the merger by such date is due to the failure of the party seeking to terminate to perform or observe its covenants and agreements set forth in the merger agreement;

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in the event the approval of any governmental authority required for consummation of the merger or the bank merger has been denied by final, non-appealable action of the governmental authority, or any governmental authority has issued a final, non-appealable injunction permanently enjoining or otherwise prohibiting the consummation of the charter conversion, merger or the bank merger, or an application for approval has been permanently withdrawn by SHBI and not refiled within 30 days of the withdrawal, provided that no party has the right to terminate the merger agreement if the party seeking to terminate the merger agreement failed to perform or observe its covenants;

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by SHBI if (i) TCFC materially breaches its obligations relating to non-solicitation of acquisition proposals, (ii) the TCFC board has made a recommendation change, or (iii) TCFC materially breaches its obligations related to TCFC shareholder approval and the TCFC board recommendation;

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by TCFC if (i) SHBI breaches in any material respect its obligations relating to non-solicitation of acquisition proposals prior to the SHBI special meeting, (ii) the SHBI board has made a recommendation change, or (iii) SHBI materially breaches its obligations related to SHBI shareholder approval and the SHBI board recommendation;
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by TCFC, prior to the receipt of TCFC shareholder approval, if (i) the TCFC board authorizes TCFC to enter into a binding written agreement with respect to a superior proposal, as defined in the merger agreement, and (ii) TCFC pays to SHBI the termination fee described below concurrently with the termination of the merger agreement;

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by SHBI, prior to the receipt of SHBI shareholder approval, if (i) the SHBI board authorizes SHBI to enter into a binding written agreement with respect to a superior proposal, as defined in the merger agreement, and (ii) SHBI pays to TCFC the termination fee described below concurrently with the termination of the merger agreement;

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if the approval of the TCFC merger proposal by TCFC shareholders has not been obtained by reason of the failure to obtain the required vote at the TCFC special meeting or at any adjournment or postponement thereof; or

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if the approval of the SHBI merger and share issuance proposal by SHBI shareholders has not been obtained by reason of the failure to obtain the required vote at the SHBI special meeting or at any adjournment or postponement thereof.

Neither SHBI nor TCFC is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of SHBI common stock or TCFC common stock.
Termination Fee (Page 123)
A termination fee in the amount of $10.5 million will be payable by either TCFC or SHBI, as applicable, if the merger agreement is terminated under specified circumstances.
Accounting Treatment of the Merger (Page 103)
The merger will be accounted for under the acquisition method of accounting under U.S. generally accepted accounting principles (“GAAP”).
Shareholders of SHBI and TCFC Have Different Rights (Page 141)
Each of SHBI and TCFC is incorporated under the laws of the State of Maryland. The rights of SHBI shareholders are governed by the MGCL as well as the SHBI articles and the SHBI bylaws. The rights of TCFC shareholders are also governed by the MGCL, as well as by its articles of incorporation, as amended and restated (the “TCFC articles”), and its amended and restated bylaws (the “TCFC bylaws”). The differences between the rights of SHBI shareholders and TCFC shareholders are described in more detail under the section entitled “Comparison of the Rights of Shareholders” beginning on page 141.
Following the closing of the merger, TCFC shareholders will receive shares of SHBI common stock in exchange for their shares of TCFC common stock and become SHBI shareholders, and their rights as SHBI shareholders will be governed by the SHBI articles, the SHBI bylaws and the MGCL.
Listing of SHBI Common Stock; Delisting and Deregistration of TCFC Common Stock (Page 105)
The shares of SHBI common stock to be issued in the merger will be listed for trading on NASDAQ. Following the merger, shares of SHBI common stock will continue to be traded on NASDAQ. In addition, following the merger, TCFC common stock will be delisted from NASDAQ, will be deregistered under the Exchange Act and will cease to be publicly traded.
SHBI Special Meeting (Page 36)
The SHBI special meeting will be held virtually and conducted via live audio webcast on [•], 2023 at [•] [a.m.][p.m.], Eastern Time. At the SHBI special meeting, SHBI shareholders will be asked to vote on the following matters:
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the SHBI merger and share issuance proposal; and

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the SHBI adjournment proposal.

If you are unable to access the SHBI special meeting and need assistance finding a place to access the special meeting on the Internet, please contact Andrea E. Colender, Corporate Secretary at Andrea.colender@shoreunitedbank.com or (410) 260-2081 prior to [•], 2023.
Approval of the SHBI merger and share issuance proposal requires the affirmative vote of at least a majority of the issued and outstanding shares of SHBI common stock entitled to vote at the SHBI special meeting. If a SHBI shareholder does not vote, it will have the effect of a vote “AGAINST” the SHBI merger and share issuance proposal.
Approval of the SHBI adjournment proposal requires the affirmative vote of a majority of the votes cast at the SHBI special meeting by the holders of SHBI common stock entitled to vote at the SHBI special meeting. If you fail to submit a proxy or vote in person at the SHBI special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the SHBI adjournment proposal, it will have no effect on such proposal (assuming a quorum is present).
Record Date and Voting Rights for the SHBI Special Meeting (Page 36)
Each SHBI shareholder is entitled to vote at the SHBI special meeting if he or she owned shares of SHBI common stock as of the close of business on [•], 2023, the SHBI record date. At the close of business on the SHBI record date, there were [•] shares of SHBI common stock outstanding held by [•] holders of record. Each SHBI shareholder will have one vote at the SHBI special meeting for each share of SHBI common stock that he or she owned on that date.
SHBI shareholders of record may vote by mail, telephone or over the Internet, or by attending the SHBI special meeting and voting via the SHBI special meeting website. Each proxy returned to SHBI by a SHBI shareholder, which is not revoked, will be voted in accordance with the instructions indicated thereon. If no instructions are indicated on a signed SHBI proxy that is returned, such proxy will be voted “FOR” the SHBI merger and share issuance proposal and “FOR” the SHBI adjournment proposal.
TCFC Special Meeting (Page 42)
The TCFC special meeting will be held virtually via the Internet at www.virtualshareholdermeeting.com/TCFC2023SM at [•] [a.m.][p.m.], Eastern Time, on [•], 2023. At the TCFC special meeting, TCFC shareholders will be asked to vote on the following matters:
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the TCFC merger proposal;

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the TCFC compensation proposal; and

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the TCFC adjournment proposal.

If you are unable to access the TCFC special meeting and need assistance finding a place to access the special meeting on the Internet, please contact Christy Lombardi, Secretary, at clombardi@cbtc.com prior to [•], 2023.
Approval of the TCFC merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of TCFC common stock entitled to vote at the TCFC special meeting. If you fail to submit a proxy or to vote in person at the TCFC special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee (which we refer to as a broker non-vote) with respect to the TCFC merger proposal, it will have the same effect as a vote “AGAINST” the TCFC merger proposal.
Approval of the TCFC compensation proposal (a non-binding proposal) requires the affirmative vote of a majority of the votes cast at the TCFC special meeting by the shareholders present in person or represented by proxy and entitled to vote at the TCFC special meeting. If you fail to submit a proxy or vote in person at the TCFC special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the TCFC compensation proposal, it will have no effect on such proposal (assuming a quorum is present).
Approval of the TCFC adjournment proposal requires the affirmative vote of a majority of the votes cast at the TCFC special meeting by the shareholders present in person or represented by proxy and entitled to vote at the TCFC special meeting. If you fail to submit a proxy or vote in person at the TCFC special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the TCFC adjournment proposal, it will have no effect on such proposal (assuming a quorum is present).
Record Date and Voting Rights for the TCFC Special Meeting (Page 42)
Each TCFC shareholder is entitled to vote at the TCFC special meeting if he or she owned shares of TCFC common stock as of the close of business on [•], 2023, the TCFC record date. At the close of business on the TCFC record date, there were [•] shares of TCFC common stock outstanding and entitled to vote, held by [•] holders of record. Each TCFC shareholder will have one vote at the TCFC special meeting for each share of TCFC common stock that he or she owned on that date.
TCFC shareholders of record may vote by mail, telephone or over the Internet, or by attending the TCFC special meeting and voting via the TCFC special meeting website. Each proxy returned to TCFC by a TCFC shareholder, which is not revoked, will be voted in accordance with the instructions indicated thereon. If no instructions are indicated on a properly executed TCFC proxy that is returned, such proxy will be voted “FOR” the TCFC merger proposal, “FOR” the TCFC compensation proposal and “FOR” the TCFC adjournment proposal.
SHBI Shareholder Agreements and TCFC Shareholder Agreements (Pages 108 and 109)
As of the SHBI record date, the executive officers and directors of SHBI, as a group, held [•] shares of SHBI common stock, or approximately [•]% of the outstanding shares of SHBI common stock. The directors and executive officers of SHBI have agreed to vote their shares in favor of the SHBI merger and share issuance proposal at the SHBI special meeting. As of April 12, 2023, directors and executive officers of SHBI, together with their affiliates, had sole or shared voting power over 2,256,808 shares of SHBI common stock, or approximately 11.3% of the SHBI common stock outstanding and entitled to vote at the SHBI special meeting, that are subject to the SHBI shareholder agreements.
As of the TCFC record date, the executive officers and directors of TCFC, as a group, held [•] shares of TCFC common stock, or approximately [•]% of the outstanding shares of TCFC common stock. The directors and executive officers of TCFC have agreed to vote their shares in favor of the TCFC merger proposal at the TCFC special meeting. As of April 12, 2023, directors and executive officers of TCFC, together with their affiliates, had sole or shared voting power over 417,137 shares of TCFC common stock, or approximately 7.4% of the TCFC common stock outstanding and entitled to vote at the TCFC special meeting, that are subject to the TCFC shareholder agreements.
No Appraisal or Dissenters’ Rights (Page 105)
Under the provisions of the MGCL, neither SHBI nor TCFC shareholders are entitled to appraisal rights in the merger. For more information, see section entitled “The Merger — Appraisal or Dissenters’ Rights in the Merger” beginning on page 105.
Risk Factors (Page 27)
In evaluating the merger agreement, the merger or the issuance of shares of SHBI common stock, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 27 and in SHBI’s and TCFC’s respective Annual Reports on Form 10-K for the year ended December 31, 2022 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 153 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus contains a number of forward-looking statements regarding the financial condition, results of operations, earnings outlook and business prospects of SHBI, Shore United Bank, TCFC and Community Bank of the Chesapeake and the potential combined company and may include statements for the periods following the completion of the merger. Shareholders of either SHBI or TCFC can find many of these statements by looking for words such as “expects,” “projects,” “anticipates,” “believes,” “intends,” “estimates,” “strategy,” “plan,” “potential,” “possible” and other similar expressions. Statements about the expected timing, completion and effects of the merger and all other statements in this joint proxy statement/prospectus other than historical facts constitute forward-looking statements. Forward-looking statements involve certain risks and uncertainties that are subject to change based on factors which are, in many instances, beyond SHBI’s or TCFC’s control. The ability of either SHBI or TCFC to predict results or actual effects of its plans and strategies, or those of the combined company, is inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” and those discussed in SHBI’s Annual Report on Form 10-K for the year ended December 31, 2022 and those discussed in TCFC’s Annual Report on Form 10-K for the year ended December 31, 2022, which are incorporated by reference into this joint proxy statement/prospectus, as well as the following:
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the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

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the possibility that the merger will not close when expected or at all because required shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated;

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the ability of SHBI and TCFC to meet expectations regarding the timing, completion and accounting and tax treatments of the merger;

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the risk that any announcements relating to the merger could have adverse effects on the market price of the common stock of either or both parties to the merger;

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possibility that the anticipated benefits of the merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where SHBI and TCFC do business;

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certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities and strategic transactions;

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the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

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diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships;

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the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate TCFC’s operations and those of SHBI;

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such integration may be more difficult, time consuming or costly than expected;

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estimated revenue enhancements, costs savings and financial benefits from the merger may not be fully realized within the expected time frames or at all;

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SHBI’s and TCFC’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing;

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the dilution caused by SHBI’s issuance of additional shares of SHBI common stock in connection with the merger;

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effects of the announcement, pendency or completion of the merger on the ability of SHBI and TCFC to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally;

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risks related to the potential impact of general economic, political and market factors on the companies or the merger and other factors that may affect future results of SHBI and TCFC;

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competitive pressure among depository and other financial institutions may increase significantly;

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the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

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changes in the interest rate environment may affect interest margins;

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liquidity issues, including fluctuations in the fair value and liquidity of the securities SHBI or TCFC hold for sale and their ability to raise additional capital, if necessary;

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the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

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legislation or changes in regulatory requirements may adversely affect the businesses in which SHBI and TCFC are engaged;

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adverse changes may occur in the securities markets;

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volatility and disruptions in global or national capital, currency, and credit markets;

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the possibility that revenues following the merger may be lower than expected;

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the potential impact of general economic, political or market factors on the companies or the merger and other factors that may affect future results of SHBI or TCFC; and

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competitors of SHBI and TCFC may have greater financial resources and develop products and technology that enable those competitors to compete more successfully than SHBI and TCFC.

Because these forward-looking statements are subject to assumptions and uncertainties, SHBI’s and TCFC’s actual results may differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of the management of each of SHBI and TCFC based on information known to them as of the date of this joint proxy statement/prospectus. TCFC and SHBI shareholders are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus.
For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, SHBI and TCFC claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither SHBI nor TCFC undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that SHBI and TCFC have filed with the SEC as described under the section entitled “Where You Can Find More Information” beginning on page 153.
All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to SHBI or TCFC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

RISK FACTORS
In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 25, you should be aware of and carefully consider the following risks and uncertainties that are applicable to the merger agreement, the merger, SHBI and TCFC before deciding whether to vote for (i) if you are a SHBI shareholder, the SHBI merger and share issuance proposal and the SHBI adjournment proposal, if necessary, to solicit additional proxies to approve the SHBI merger and share issuance proposal, or (ii) if you are a TCFC shareholder, the TCFC merger proposal, the TCFC compensation proposal and the TCFC adjournment proposal, if necessary, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. You should also consider the risks relating to the businesses of SHBI and ownership of SHBI common stock contained in Part I, Item 1A of SHBI’s Annual Report on Form 10-K for the year ended December 31, 2022 and risks relating to the businesses of TCFC and the ownership of TCFC common stock contained in Part I, Item 1A of TCFC’s Annual Report on Form 10-K for the year ended December 31, 2022, as well as any subsequent documents filed by SHBI or TCFC with the SEC, which are incorporated into this joint proxy statement/prospectus by reference. See the section entitled “Where You Can Find More Information” beginning on page 153.
Risks Relating to the Consummation of the Merger and SHBI Following the Merger
Because the market price of SHBI common stock may fluctuate prior to the effective time, including as a result of SHBI’s or TCFC’s financial performance prior to the effective time, shareholders cannot be certain of the market value of the merger consideration to be received by TCFC shareholders.
Upon the effective time, each share of TCFC common stock issued and outstanding will be canceled and converted into the right to receive the merger consideration, consisting of 2.3287 shares of SHBI common stock, plus cash in lieu of any fractional share interest. This exchange ratio is fixed and will not be adjusted for changes in the market price of either SHBI common stock or TCFC common stock. Changes in the price of SHBI common stock between now and the effective time will affect the value that TCFC shareholders will receive in the merger. Neither SHBI nor TCFC is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of SHBI common stock or TCFC common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, changes in SHBI’s and TCFC’s businesses, operations and prospects, the performance of peer companies and other financial companies, volatility in the prices of securities in global financial markets, including market prices of SHBI, TCFC and other banking companies, the effects of the COVID-19 pandemic and regulatory considerations and tax laws, many of which are beyond SHBI’s and TCFC’s control. In particular and without limiting the foregoing, the prospective financial information, including the publicly available mean analyst estimates and estimated growth rates, as well as the other financial information included or incorporated by reference in this joint proxy statement/prospectus, was prepared prior to the recent failures of Silicon Valley Bank (“SVB”) and Signature Bank (“Signature”), which has caused volatility in the financial markets and has contributed to a significant drop in the trading price of SHBI common stock and TCFC common stock. Continued financial market volatility and uncertainty will largely depend on future developments, which SHBI and TCFC cannot accurately predict or control, including actions taken by federal banking agencies, and reactions by companies, consumers, investors, governmental entities and financial markets to such actions. Therefore, at the time of the SHBI special meeting and the TCFC special meeting, SHBI shareholders and TCFC shareholders will not know the market value of the merger consideration that TCFC shareholders will receive at the effective time. You should obtain current market quotations for shares of SHBI common stock (NASDAQ: SHBI) and for shares of TCFC common stock (NASDAQ: TCFC).
Recent events impacting the financial services industry may adversely affect the business of SHBI, TCFC and the market price of their common stock.
Recent developments and events in the financial services industry, including the large-scale deposit withdrawals over a short period of time at SVB and Signature that resulted in the failure of those institutions have resulted in decreased confidence in banks among depositors, other counterparties and investors, as well as significant disruption, volatility and reduced valuations of equity and other securities of banks in the capital markets. These events have occurred against the backdrop of a rapidly rising interest rate environment which, among other things, has resulted in unrealized losses in longer duration securities and loans held by banks, more competition for bank deposits and may increase the risk of a potential recession. These events and developments could materially and adversely impact the business or financial condition of each of SHBI and TCFC and the combined company following completion of the merger, including through potential liquidity pressures, reduced net interest margins, and potential increased credit losses. These recent events and developments have, and could continue to, adversely impact the market price and volatility of SHBI common stock and TCFC common stock. These recent events may also result in changes to laws or regulations governing banks and bank holding companies or result in the impositions of restrictions through supervisory or enforcement activities, including higher capital requirements, which could have a material impact on the businesses of each of SHBI and TCFC and the combined company following completion of the merger. The cost of resolving the recent failures may prompt the Federal Deposit Insurance Corporation (the “FDIC”) to increase its premiums above the recently increased levels or to issue additional special assessments. SHBI and TCFC are generally unable to control the amount of premiums or special assessments that their respective banking subsidiaries may be required to pay for FDIC insurance.
The market price of SHBI common stock after the merger may be affected by factors different from those currently affecting the shares of TCFC common stock or SHBI common stock.
Upon completion of the merger, holders of TCFC common stock will become holders of SHBI common stock. SHBI’s business differs from that of TCFC and certain adjustments may be made to SHBI’s business as a result of the merger. Accordingly, the financial condition, results of operations of the combined company and the market price of SHBI common stock after the completion of the merger may be affected by factors different from those currently affecting the financial condition and results of operations of TCFC or SHBI on a standalone basis. For a discussion of the businesses of SHBI and TCFC and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under the section entitled “Where You Can Find More Information” beginning on page 153.
The opinion of KBW to the SHBI board and the opinion of Piper Sandler to the TCFC board, will not reflect any changes since the date of such opinions, each of which was delivered prior to the signing of the merger agreement.
Each of the opinion of KBW, SHBI’s financial advisor, to the SHBI board and the opinion of Piper Sandler, TCFC’s financial advisor, to the TCFC board, was delivered on and dated December 14, 2022. Changes in the operations and prospects of SHBI or TCFC, general market and economic conditions and other factors that may be beyond the control of SHBI and TCFC may alter the value of SHBI or TCFC or the market price for shares of SHBI common stock or TCFC common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the effective time. Neither the opinion delivered by KBW to the SHBI board nor the opinion delivered by Piper Sandler to the TCFC board speaks as of any date other than the date of such opinion. KBW’s opinion is attached as Appendix B to this joint proxy statement/prospectus and Piper Sandler’s opinion is attached as Appendix C to this joint proxy statement/prospectus. For a description of KBW’s opinion, see the section entitled “The Merger — Opinion of SHBI’s Financial Advisor” beginning on page 65. For a description of Piper Sandler’s opinion, see the section entitled “The Merger — Opinion of TCFC’s Financial Advisor” beginning on page 76. For a description of the other factors considered by the SHBI board in determining to approve the merger, see the section entitled “The Merger — SHBI’s Reasons for the Merger and Factors Considered by the SHBI Board” beginning on page 59. For a description of the other factors considered by the TCFC board in determining to approve the merger, see the section entitled “The Merger — TCFC’s Reasons for the Merger and Factors Considered by the TCFC Board” beginning on page 61.
SHBI and TCFC expect to incur substantial costs related to the merger and integration, and these costs may be greater than anticipated due to unexpected events.
SHBI and TCFC have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are payable by either SHBI or TCFC regardless of whether the merger is completed.
In addition, the combined company will incur integration costs following the completion of the merger as SHBI and TCFC integrate their businesses, including facilities and systems consolidation costs and employment-related costs. SHBI and TCFC may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While SHBI and TCFC have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time.
Combining SHBI and TCFC may be more difficult, costly or time-consuming than expected, and SHBI and TCFC may fail to realize the anticipated benefits of the merger.
This is a merger transaction combining two financial institutions of relatively similar asset size. The success of the merger will depend on, among other things, the ability to realize the anticipated cost savings from combining the businesses of SHBI and TCFC. To realize the anticipated benefits and cost savings from the merger, SHBI and TCFC must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized without adversely affecting current revenues and future growth. If SHBI and TCFC are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the merger could be less than anticipated, and integration may result in additional and unforeseen expenses.
An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the combined company following the completion of the merger, which may adversely affect the value of the common stock of the combined company following the completion of the merger.
SHBI and TCFC have operated and, until the effective time, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies could also divert management attention and resources. These integration matters could have an adverse effect on each of SHBI and TCFC during the transition period and on the combined company following completion of the merger.
Furthermore, the board of directors and executive leadership of the combined company will consist of former directors and executive officers from each of SHBI and TCFC. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.
The future results of the combined company following the merger may suffer if the combined company does not effectively manage its expanded operations.
Following the merger, the size of the business of the combined company will increase beyond the current size of either SHBI’s or TCFC’s business. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the increased size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the merger.
The combined company may be unable to retain SHBI and/or TCFC personnel successfully after the merger is completed.
The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by SHBI and TCFC. It is possible that these employees may decide not to remain with SHBI or TCFC, as applicable, while the merger is pending or with the combined company after the merger is consummated. If SHBI and TCFC are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, SHBI and TCFC could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause the combined company’s business to suffer. SHBI and TCFC also may not be able to locate or retain suitable replacements for any key employees who leave either company. See the section entitled “The Merger Agreement — Governance of the Combined Company” beginning on page 117.
The unaudited pro forma condensed combined financial data included in this joint proxy statement/prospectus are presented for illustrative purposes only and may not be indicative of the combined company’s financial condition or results of operations of the combined company following the merger.
The unaudited pro forma condensed combined financial data contained in this joint proxy statement/prospectus is presented for illustrative purposes only, is based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the merger. The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, the unaudited pro forma condensed combined financial data.
In addition, the unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record TCFC’s identifiable assets acquired and liabilities assumed at fair value and the resulting preliminary bargain purchase gain recognized. The pro forma adjustments reflected in this joint proxy statement/prospectus are preliminary, and the final pro forma adjustments will be based upon the actual purchase price and the fair value of the assets and liabilities of TCFC as of the date of the completion of the merger. Financial markets generally, and the market prices of SHBI’s common stock and TCFC’s common stock, are experiencing higher than normal volatility and, therefore, the actual purchase price may vary significantly from the purchase price used in preparing the unaudited pro forma combined condensed financial information in this joint proxy statement/prospectus. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Data” beginning on page 129. Additionally, any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company.
Directors and officers of SHBI and TCFC may have interests in the merger that are in addition to, or different than, the interests of SHBI shareholders and TCFC shareholders.
SHBI shareholders and TCFC shareholders should be aware that some of SHBI’s and TCFC’s directors and officers may have interests in the merger as individuals and have arrangements that are different from, or in addition to, those of SHBI shareholders or TCFC shareholders. These interests and arrangements may create potential conflicts of interest and may cause some of these persons to view the proposed merger differently than how other SHBI shareholders or TCFC shareholders view it. The TCFC board and the SHBI board were aware of these interests and considered them, among other matters, when making their decisions to approve the merger, and in recommending that, in the case of the SHBI board,

SHBI shareholders vote to approve the issuance of SHBI common stock to TCFC shareholders as merger consideration pursuant to the merger agreement, and, in the case of the TCFC board, TCFC shareholders vote to approve the merger agreement. For a more complete description of these interests, see the sections entitled “The Merger — Interests of Certain SHBI Directors and Executive Officers in the Merger” beginning on page 90 and “The Merger — Interests of Certain TCFC Directors and Executive Officers in the Merger” beginning on page 94.
The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the prices of SHBI common stock and TCFC common stock to decline.
Consummation of the merger is subject to a number of conditions which much be fulfilled in order to complete the merger. Those conditions include: (i) the approval by SHBI shareholders of the SHBI merger and share issuance proposal and the approval by TCFC shareholders of the TCFC merger proposal; (ii) the receipt of the required regulatory approvals; (iii) the absence of any statute, rule, regulation, judgment, decree, injunction or other order that prohibits the consummation of the merger or the bank merger; (iv) effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part; and (v) approval for listing of the SHBI common stock to be issued in the merger. Each party’s obligation to complete the merger is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, (b) the performance in all material respects by the other party of its obligations under the merger agreement and (c) the receipt by each party of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.
If any condition to the merger is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, SHBI and TCFC may terminate the merger agreement under certain circumstances even if approval of the TCFC merger proposal and approval of the SHBI merger and share issuance proposal has been obtained, including if the merger has not been completed on or before December 31, 2023. If the merger is not completed, the respective trading prices of SHBI common stock and TCFC common stock on NASDAQ may decline to the extent that the current prices reflect a market assumption that the merger will be completed. In addition, neither company would realize any of the expected benefits of having completed the merger. For more information on closing conditions to the merger agreement, see the section entitled “The Merger Agreement — Conditions to Complete the Merger” beginning on page 120.
Failure to complete the merger could negatively impact SHBI or TCFC.
If the merger is not completed for any reason, including as a result of SHBI shareholders failing to approve the SHBI merger and share issuance proposal or TCFC shareholders failing to approve the TCFC merger proposal, there may be various adverse consequences and SHBI and/or TCFC may experience negative reactions from the financial markets and from their respective customers and employees. For example, SHBI’s or TCFC’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of SHBI common stock or TCFC common stock could decline to the extent that current market prices reflect a market assumption that the merger will be beneficial and will be completed. SHBI and/or TCFC also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against SHBI or TCFC to perform their respective obligations under the merger agreement. If the merger agreement is terminated under certain circumstances, either SHBI or TCFC may be required to pay a termination fee of $10.5 million to the other party.
Additionally, each of SHBI and TCFC has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid in connection with the merger. If the merger is not completed, SHBI and TCFC would have to pay these expenses without realizing the expected benefits of the merger.

In connection with the merger, SHBI will assume TCFC’s outstanding debt obligations, and the combined company’s level of indebtedness following the completion of the merger could adversely affect the combined company’s ability to raise additional capital and meet its obligations under existing indebtedness.
In connection with the merger, SHBI has agreed to assume, or to cause its subsidiary to assume, TCFC’s obligations under the 4.75% fixed-to-floating rate subordinated notes due 2030 (the “subordinated notes”), the variable rate junior subordinated debentures due 2034 (the “2034 debentures”) and the variable rate junior subordinated debentures due 2035 (the “2035 debentures,” and together with the 2034 debentures, the “subordinated debentures”). In connection with the assumption of the subordinated notes and subordinated debentures, SHBI and TCFC will enter into any supplemental indentures or other documents reasonably required by the trustee to make such assumption effective.
SHBI’s existing debt, together with any future incurrence of additional indebtedness, and the assumption of TCFC’s outstanding indebtedness, could have important consequences for the combined company’s creditors and the combined company’s shareholders. For example, it could:
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limit the combined company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

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restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures;

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restrict the combined company from paying dividends to its shareholders;

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increase the combined company’s vulnerability to general economic and industry conditions; and

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require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness, thereby reducing the combined company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

SHBI and TCFC will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on SHBI and TCFC. These uncertainties may impair SHBI’s or TCFC’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others who deal with SHBI or TCFC to seek to change existing business relationships with SHBI or TCFC. In addition, the merger agreement requires that SHBI and TCFC conduct their business in the ordinary course of business consistent with past practice and restricts SHBI and TCFC from taking certain actions prior to the effective time or termination of the merger agreement without SHBI’s or TCFC’s consent in writing. These restrictions may prevent SHBI or TCFC from pursuing attractive business opportunities that may arise prior to the completion of the merger. See the section entitled “The Merger Agreement — Covenants and Agreements — Conduct of Business Prior to the Consummation of the Merger” on page 111.
The announcement of the proposed merger could disrupt SHBI’s and TCFC’s relationships with their customers, suppliers, business partners and others, as well as their operating results and businesses generally.
Whether or not the merger is ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the merger on SHBI’s and TCFC’s businesses include the following:
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their employees may experience uncertainty about their future roles, which might adversely affect SHBI’s and TCFC’s ability to retain and hire key personnel and other employees;

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customers, suppliers, business partners and other parties with which SHBI and TCFC maintain business relationships may experience uncertainty about their respective futures and seek alternative relationships with third parties, seek to alter their business relationships with SHBI and TCFC or fail to extend an existing relationship with SHBI and TCFC; and

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SHBI and TCFC have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed merger.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact each party’s results of operations and financial condition.
The current volatile interest rate environment may adversely impact the fair value adjustments of investments and loans acquired in the merger.
Upon the closing of the merger, the combined company will need to adjust the fair value of TCFC’s investment and loan portfolios. The rising interest rate environment could have the effect of increasing the magnitude of the purchase accounting marks relating to such fair value adjustments, thereby increasing initial tangible book value dilution, extending the tangible book value earn-back period, and negatively impacting the combined company’s capital ratios, which may result in the combined company taking steps to strengthen its capital position.
The merger agreement limits TCFC’s and SHBI’s abilities to pursue alternatives to the merger and may discourage other companies from trying to acquire TCFC or SHBI.
The merger agreement contains “no shop” covenants that restrict each of TCFC’s and SHBI’s ability to, directly or indirectly, among other things initiate, solicit, knowingly encourage or knowingly facilitate, inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by TCFC’s and SHBI’s respective boards, engage in any negotiations concerning, or provide any confidential or non-public information or data relating to, any alternative acquisition proposals. These provisions, which include a $10.5 million termination fee payable under certain circumstances, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of TCFC or SHBI from considering or proposing that acquisition. For more information, see the sections entitled “The Merger Agreement — Agreement Not to Solicit Offers” and “The Merger Agreement — Termination Fee” beginning on pages 119 and 123, respectively.
The shares of SHBI common stock to be received by TCFC shareholders as a result of the merger will have different rights than shares of TCFC common stock.
Upon completion of the merger, the rights of former TCFC shareholders who receive shares of SHBI common stock in the merger and thereby become SHBI shareholders will be governed by the SHBI articles and the SHBI bylaws, as well as the MGCL. The rights associated with TCFC common stock are different from the rights associated with SHBI common stock. See the section entitled “Comparison of the Rights of Shareholders” beginning on page 141 for a discussion of the different rights associated with SHBI common stock.
SHBI shareholders and TCFC shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined organization.
SHBI shareholders and TCFC shareholders currently have the right to vote in the election of the board of directors and on various other matters affecting SHBI and TCFC, respectively. When the merger is completed, each SHBI shareholder and each TCFC shareholder will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than the holder’s percentage ownership of either SHBI or TCFC individually, as applicable, prior to the consummation of the merger. Based on the number of shares of SHBI common stock and TCFC common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of SHBI common stock expected to be issued in the merger, the former TCFC shareholders, as a group, are estimated to own approximately [•] of the fully diluted shares of the combined company immediately after the merger and current SHBI shareholders as a group are estimated to own approximately [•] of the fully diluted shares of the combined company immediately after the merger. Because of this, TCFC shareholders may have less influence on the management and policies of the combined company than they now have on the management and policies of TCFC, and SHBI shareholders may have less influence on the management and policies of the combined company than they now have on the management and policies of SHBI.

Issuance of shares of SHBI common stock in connection with the merger may adversely affect the market price of SHBI common stock.
In connection with the payment of the merger consideration, SHBI expects to issue 13,291,360 shares of SHBI common stock to TCFC shareholders. The issuance of these new shares of SHBI common stock may result in fluctuations in the market price of SHBI common stock, including a stock price decrease.
Any goodwill incurred in the merger may negatively affect SHBI’s financial condition.
The merger will be accounted for under the acquisition method of accounting under GAAP. Under this method, TCFC’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of SHBI. Any excess of the fair value of the net assets acquired as compared to the purchase price for TCFC will be recorded as a bargain purchase gain. Any excess of the purchase price for TCFC over the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually. As of the date hereof, the merger would result in a bargain purchase gain primarily due to the recent volatility in the banking industry and the resultant decrease in the market value of SHBI’s common stock. However, to the extent that goodwill is created upon consummation of the merger, failure to realize expected benefits of the merger could adversely impact the carrying value of the goodwill recognized in the merger, and in turn negatively affect SHBI’s financial condition. Changes in the price of SHBI’s common stock can and will impact the determination of a bargain purchase gain or resultant goodwill at the time of the merger.
SHBI shareholders and TCFC shareholders will not have appraisal or dissenters’ rights in the merger.
Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.
Under Section 3-202 of the MGCL, the holders of SHBI common stock and TCFC common stock, respectively, will not be entitled to appraisal or dissenters’ rights in connection with the merger.
Shareholder litigation could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of SHBI and TCFC.
SHBI shareholders and/or TCFC shareholders may file lawsuits against SHBI, TCFC and/or the directors and officers of either company in connection with the merger. One of the conditions to the closing is that no judgment, decree, injunction or other order issued by any jurisdiction or governmental authority preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting SHBI or TCFC defendants from completing the merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to SHBI and/or TCFC, including any cost associated with the indemnification of directors and officers of each company or the defense or settlement of any shareholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of SHBI and TCFC and could prevent or delay the completion of the merger.
Risks Relating to SHBI’s Business
You should read and consider risk factors specific to SHBI’s business that will also affect SHBI after the merger. These risks are described in the sections entitled “Risk Factors” in SHBI’s Annual Report on Form 10-K for the year ended December 31, 2022, SHBI’s Quarterly Reports on Form 10-Q and in other documents that are attached as appendices to this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 153 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to TCFC’s Business
You should read and consider risk factors specific to TCFC’s business that will also affect SHBI following the completion of the merger. These risks are described in the sections entitled “Risk Factors” in TCFC’s Annual Report on Form 10-K for the year ended December 31, 2022, TCFC’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 153 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE SHBI SPECIAL MEETING
This section contains information for SHBI shareholders about the SHBI special meeting that SHBI has called to allow SHBI shareholders to consider and vote on the SHBI merger and share issuance proposal and the SHBI adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the SHBI special meeting, and a form of proxy card that the SHBI board is soliciting for use by SHBI shareholders at the SHBI special meeting and at any adjournments or postponements of the SHBI special meeting.
Time, Date and Place
The SHBI special meeting will be held virtually and conducted via live audio webcast on [•], 2023, at [•] [a.m.][p.m.], Eastern Time. SHBI shareholders may participate in the SHBI special meeting by first registering at https://viewproxy.com/ShoreBancsharesSM/2023/htype.asp by [•] p.m., Eastern Time, on [•], 2023. SHBI shareholders will receive a meeting invitation by e-mail with a unique link to join the SHBI special meeting along with a password prior to the SHBI special meeting date.
Matters to be Considered
At the SHBI special meeting, SHBI shareholders will be asked to consider and vote upon the following proposals:
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the SHBI merger and share issuance proposal; and

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the SHBI adjournment proposal.

No other business may be conducted at the SHBI special meeting. A copy of the merger agreement is included in this joint proxy statement/prospectus as Appendix A, and SHBI shareholders are encouraged to read it carefully in its entirety.
Recommendation of the SHBI Board
The SHBI board has unanimously (i) determined that merger agreement and the transactions contemplated thereby, including the merger and the issuance of SHBI common stock, are advisable and fair to and in the best interests of SHBI and its shareholders and (ii) approved and adopted the merger, the merger agreement and the transactions contemplated thereby. The SHBI board unanimously recommends that SHBI shareholders vote “FOR” the SHBI merger and share issuance proposal. See the section entitled “The Merger — SHBI’s Reasons for the Merger and Factors Considered by the SHBI Board” beginning on page 59.
The SHBI board also unanimously recommends that SHBI shareholders vote “FOR” the SHBI adjournment proposal.
Shares Outstanding and Entitled to Vote; Record Date
The close of business on [•], 2023 has been fixed by SHBI as the SHBI record date, for the determination of SHBI shareholders entitled to notice of and to vote at the SHBI special meeting and any adjournment or postponement of the SHBI special meeting. At the close of business on the SHBI record date, there were [•] shares of SHBI common stock outstanding and entitled to vote, held by [•] holders of record. Each share of SHBI common stock entitles the holder to one vote at the SHBI special meeting on all matters properly presented at the SHBI special meeting.
Quorum
A quorum, consisting of the holders of a majority of the shares entitled to vote at the SHBI special meeting, must be present in person or by proxy before any action may be taken at the SHBI special meeting. Once a share of SHBI common stock is represented at the SHBI special meeting, it will be counted for the purpose of determining a quorum not only at the SHBI special meeting but also at any adjournment or postponement of the SHBI special meeting. In the event that a quorum is not present at the SHBI special meeting, it is expected that the SHBI special meeting will be adjourned or postponed.

Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the SHBI special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the SHBI special meeting. If your bank, broker, trustee or other nominee holds your shares of SHBI common stock in “street name,” such entity will vote your shares of SHBI common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Adjournments and Postponements
Although it is not currently expected, the SHBI special meeting may be adjourned or postponed, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the SHBI special meeting to approve the SHBI merger and share issuance proposal or if a quorum is not present at the SHBI special meeting. Other than an announcement to be made at the SHBI special meeting of the time, date and place of an adjourned meeting, an adjournment generally may be made without notice. Any adjournment or postponement of the SHBI special meeting for the purpose of soliciting additional proxies will allow SHBI shareholders who have already sent in their proxies to revoke them at any time prior to their use at the SHBI special meeting as adjourned or postponed.
SHBI Shareholder Agreements
Each director and executive officer of SHBI, who own in the aggregate approximately [•]% of the outstanding shares of SHBI common stock as of the SHBI record date, have entered into a SHBI shareholder agreement with TCFC. Subject to the terms of the SHBI shareholder agreement, such shareholders have agreed, among other things, to vote (or cause to be voted), in person, or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all shares of SHBI common stock (whether acquired before or after the merger) beneficially owned by him, her or it (i) in favor of approval of the issuance of shares of SHBI common stock to TCFC shareholders as the merger consideration and any other matters required to be approved by the SHBI shareholders for the consummation of the merger; (ii) against any action or agreement that, to the knowledge of the shareholder, would result in a breach of any covenant, representation or warranty or any other material obligation or agreement of SHBI contained in the merger agreement or of the shareholder contained in the SHBI shareholder agreement; and (iii) against any alternative acquisition proposal and certain other actions that could impede the merger or the shareholder’s performance of the SHBI shareholder agreement. These shareholders also agreed to certain restrictions on their ability to transfer their shares of SHBI common stock or their voting rights of such shares while the SHBI shareholder agreement remains in effect. The SHBI shareholder agreement is substantially in the form included as Annex B to the merger agreement.
Vote Required
SHBI Merger and Share Issuance Proposal
Vote Required:   The affirmative vote of the holders of at least a majority of the outstanding shares of SHBI common stock is necessary to approve the SHBI merger and share issuance proposal. Approval of the SHBI merger and share issuance proposal is a condition to the completion of the merger.
Effect of abstentions, broker non-votes and failure to vote:   Because the SHBI merger and share issuance proposal is required to be approved by the holders of at least a majority of the outstanding shares of SHBI common stock, abstentions and broker non-votes, as well as the failure of a SHBI shareholder to vote by proxy or at the SHBI special meeting, will have the same effect as a vote “AGAINST” the proposal to approve the SHBI merger and share issuance proposal.

SHBI Adjournment Proposal
Vote Required:   The affirmative vote of a majority of the shares of SHBI common stock represented and entitled to vote at the SHBI special meeting (which shares voting affirmatively must constitute a majority of the required quorum) is necessary to approve the SHBI adjournment proposal.
Effect of abstentions, broker non-votes and failure to vote:   Because the affirmative vote of a majority of shares of SHBI common stock represented and entitled to vote at the SHBI special meeting is needed to approve the SHBI adjournment proposal, abstentions and broker non-votes will not have any effect on the SHBI adjournment proposal.
Attending the SHBI Special Meeting
While not required, all holders of SHBI common stock, including shareholders of record and shareholders who hold their shares in street name through banks, brokers or other nominees, are invited to attend the SHBI special meeting. The SHBI special meeting may be accessed via the SHBI special meeting website, where SHBI shareholders will be able to listen to the SHBI special meeting, submit questions and vote online.
You are entitled to attend the SHBI special meeting via the SHBI special meeting website only if you were a shareholder of record at the close of business on the SHBI record date or you held your SHBI shares beneficially in the name of a bank, broker, trustee or other nominee as of the SHBI record date. If you were a shareholder of record at the close of business on the SHBI record date and wish to attend the SHBI special meeting via the SHBI special meeting website, you will need to first register at https://viewproxy.com/ShoreBancsharesSM/2023/htype.asp no later than [•] p.m. Eastern Time on [•], 2023. You will receive a meeting invitation by e-mail with your unique link to join the SHBI special meeting along with a password prior to the SHBI special meeting date. If you are a shareholder of record, your virtual control number will be on your proxy card.
If your shares are held in street name, please see the section entitled “— Shares Held in Street Name” below for further information. Please review this information prior to the SHBI special meeting to ensure you have access.
SHBI shareholders will have substantially the same opportunities to participate in the SHBI special meeting as they would have at a physical, in person meeting. Shareholders as of the SHBI record date will be able to attend, vote, examine the shareholder list and submit questions during a portion of the meeting via the online platform. You may submit questions in advance of the meeting by emailing your question, along with proof of stock ownership, to virtualmeeting@viewproxy.com. You may also submit questions during the live audio webcast of the SHBI special meeting via the SHBI special meeting website. To ensure the SHBI special meeting is conducted in a manner that is fair to all shareholders, we may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. We reserve the right to edit or reject questions we deem inappropriate or not relevant to the SHBI special meeting’s limited purpose.
Technical assistance will be available for SHBI shareholders who experience an issue accessing the SHBI special meeting. Please be sure to check-in 15 minutes prior to the start of the SHBI special meeting so that any technical difficulties may be addressed before the live audio webcast begins. If you encounter any difficulties accessing the SHBI special meeting webcast during the check-in or meeting time, please e-mail virtualmeeting@viewproxy.com or call 866-612-8937.
How to Vote Shares of SHBI Common Stock
SHBI shareholders may vote by proxy or at the SHBI special meeting via the SHBI special meeting website. If you hold shares of SHBI common stock in your name as a record holder, to submit a proxy, you, as a holder of SHBI common stock, may use one of the following methods:
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By telephone:   by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;

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Through the Internet:   by visiting the website indicated on the accompanying proxy card and following the instructions; or

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By mail:   by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

SHBI requests that SHBI shareholders vote by telephone, via the Internet or by completing and signing the accompanying proxy card and returning it to SHBI as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of SHBI common stock represented by it will be voted at the SHBI special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the SHBI merger and share issuance proposal and “FOR” the SHBI adjournment proposal.
If you are a beneficial owner, the holder should check the voting form used by your bank, broker, trustee or other nominee to determine whether the holder may vote by telephone or the Internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the SHBI special meeting virtually via the SHBI special meeting website. Sending in your proxy card or voting by telephone or via the Internet will not prevent you from voting your shares personally via the SHBI special meeting website at the meeting because you may revoke your proxy at any time before it is voted.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
Further, banks, brokers, trustees or other nominees who hold shares of SHBI common stock on behalf of their customers may not give a proxy to SHBI to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the SHBI special meeting, including the SHBI merger and share issuance proposal and the SHBI adjournment proposal.
If you hold your shares of SHBI common stock beneficially through a bank or broker, you must provide a legal proxy from your bank or broker during registration and you will be assigned a virtual control number in order to vote your shares of SHBI common stock during the SHBI special meeting. If you are unable to obtain a legal proxy to vote your shares of SHBI common stock, you will still be able to attend the SHBI special meeting (but will not be able to vote your shares of SHBI common stock) so long as you demonstrate proof of stock ownership. Instructions on how to connect and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at https://viewproxy.com/ShoreBancsharesSM/2023/htype.asp. On the day of the SHBI special meeting, you may only vote during the SHBI special meeting by e-mailing a copy of your legal proxy to virtualmeeting@viewproxy.com in advance of the SHBI special meeting.
Revocation of Proxies
A SHBI shareholder can revoke a proxy at any time before his or her shares are voted. If the SHBI shareholder is a shareholder of record, the SHBI shareholder can revoke a proxy by:
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delivering to SHBI prior to the SHBI special meeting a written notice of revocation addressed to: Andrea E. Colender, Secretary, Shore Bancshares, Inc., 18 E. Dover Street, Easton, Maryland 26101;

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completing, signing and returning a new proxy card with a later date before the date of the SHBI special meeting, and any earlier dated proxy will be revoked automatically;

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calling the toll free number listed on the SHBI proxy card or by accessing the Internet site listed on the SHBI proxy card to change his or her vote by 11:59 p.m., Eastern Time, on [•], 2023, in which case the later submitted proxy via telephone or Internet, as the case may be, will be recorded and the earlier dated proxy will be revoked; or
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attending the SHBI special meeting virtually and voting during the meeting via the SHBI special meeting website and following the instructions, and any earlier proxy will be revoked. However, simply attending the SHBI special meeting without voting will not revoke a SHBI proxy.

If a SHBI shareholder has instructed a bank, broker or other nominee to vote such SHBI shareholder’s shares of SHBI common stock, the SHBI shareholder must follow directions received from the bank, broker or other nominee to change his or her vote. Revocation of a proxy or a later-dated proxy received by SHBI after the vote will not affect the vote.
Attendance at the SHBI special meeting will not, in and of itself, constitute revocation of a proxy.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to SHBI shareholders residing at the same address, unless such SHBI shareholders have notified SHBI of their desire to receive multiple copies of the joint proxy statement/prospectus.
SHBI will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any SHBI shareholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to SHBI’s proxy solicitor, Alliance Advisors, by calling toll-free at (855) 742-8276.
Solicitation of Proxies
SHBI will pay the costs of soliciting its shareholders’ proxies, as well as all other costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of the SHBI board. In addition to solicitation by mail, directors, officers and employees of SHBI may solicit proxies from shareholders of SHBI in person or by telephone, facsimile or other electronic methods without compensation other than reimbursement for their actual expenses. SHBI has engaged Alliance Advisors as its proxy solicitation firm. Such firm will be paid its customary fee of $25,000 and out of pocket expenses.
Arrangements also will be made with custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and SHBI will reimburse such custodians, nominees and fiduciaries for their reasonable out of pocket expenses in connection therewith.
Other Matters to Come Before the SHBI Special Meeting
SHBI management knows of no other business to be presented at the SHBI special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the SHBI board’s recommendations.
Questions and Additional Information
If a SHBI shareholder has questions about the SHBI merger and share issuance proposal, or the process for voting, or if additional copies of this document or a replacement proxy card are needed, please contact SHBI’s proxy solicitor, Alliance Advisors, by calling toll-free at (855) 742-8276, or via e-mail to SHBI@allianceadvisors.com.

SHBI PROPOSALS
PROPOSAL 1 — THE SHBI MERGER AND SHARE ISSUANCE PROPOSAL
SHBI is requesting that holders of the outstanding shares of SHBI common stock consider and vote upon a proposal to approve the merger and issuance of shares of SHBI common stock in connection with the merger pursuant to the terms of the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus.
Approval of the SHBI merger and share issuance proposal by SHBI shareholders is a condition to the closing of the merger. If the SHBI merger and share issuance proposal is not approved by SHBI’s shareholders, the merger will not occur.
Vote Required for Approval
The affirmative vote of the holders of at least a majority of the outstanding shares of SHBI common stock is necessary to approve the SHBI merger and share issuance proposal. Because the SHBI merger and share issuance proposal is required to be approved by the holders of at least a majority of the outstanding shares of SHBI common stock, abstentions and broker non-votes, as well as the failure of a SHBI shareholder to vote by proxy or at the SHBI special meeting, will have the same effect as a vote “AGAINST” the SHBI merger and share issuance proposal.
Recommendation of the SHBI Board
THE SHBI BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE SHBI MERGER AND SHARE ISSUANCE PROPOSAL.
PROPOSAL 2 — ADJOURNMENT OF THE SHBI SPECIAL MEETING
If there are not sufficient votes to constitute a quorum or to approve the SHBI merger and share issuance proposal at the time of the SHBI special meeting, the merger cannot be completed unless the SHBI special meeting is adjourned to a later date or dates to permit further solicitation of proxies. To allow proxies that have been received by SHBI at the time of the special meeting to be voted for an adjournment, if deemed necessary, SHBI has submitted the SHBI adjournment proposal to its shareholders as a separate matter for their consideration. If it is deemed necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to SHBI shareholders, other than an announcement at the meeting of the time and place to which the meeting is adjourned, as well as the means, if any, by which SHBI shareholders can be present and vote at the adjourned meeting through the use of communications equipment.
Approval of the SHBI adjournment proposal by SHBI shareholders is not a condition to the closing of the merger.
Vote Required for Approval
The affirmative vote of a majority of the shares of SHBI common stock represented and entitled to vote at the SHBI special meeting (which shares voting affirmatively must constitute a majority of the required quorum) is necessary to approve the SHBI adjournment proposal. Because the affirmative vote of a majority of shares of SHBI common stock represented and entitled to vote at the SHBI special meeting is needed to approve the SHBI adjournment proposal, abstentions and broker non-votes will not have any effect on the SHBI adjournment proposal.
Recommendation of the SHBI Board
THE SHBI BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE SHBI ADJOURNMENT PROPOSAL.

THE TCFC SPECIAL MEETING
This section contains information for TCFC shareholders about the TCFC special meeting that TCFC has called to allow TCFC shareholders to consider and vote on the TCFC merger proposal, the TCFC compensation proposal and the TCFC adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the TCFC special meeting and a form of proxy card that the TCFC board is soliciting for use by TCFC shareholders at the TCFC special meeting and at any adjournments or postponements of the TCFC special meeting.
Time, Date and Place
The TCFC special meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/TCFC2023SM at [•] [a.m.][p.m.], Eastern Time, on [•], 2023.
Matters to be Considered
At the TCFC special meeting, TCFC shareholders will be asked to consider and vote upon the following proposals:
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the TCFC merger proposal;

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the TCFC compensation proposal; and

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the TCFC adjournment proposal.

No other business may be conducted at the TCFC special meeting. A copy of the merger agreement is included in this joint proxy statement/prospectus as Appendix A, and TCFC shareholders are encouraged to read it carefully in its entirety.
Recommendation of the TCFC Board
The TCFC board has unanimously (i) determined that the merger, the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of TCFC and its shareholders, (ii) approved and adopted the merger agreement and (iii) authorized and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. The TCFC board unanimously recommends that TCFC shareholders vote “FOR” the TCFC merger proposal. See the section entitled “The Merger — TCFC’s Reasons for the Merger and Factors Considered by the TCFC Board” beginning on page 61.
The TCFC board also unanimously recommends that TCFC shareholders vote “FOR” the TCFC compensation proposal and “FOR” the TCFC adjournment proposal.
Shares Outstanding and Entitled to Vote; Record Date
The close of business on [•], 2023 has been fixed by TCFC as the TCFC record date, for the determination of TCFC shareholders entitled to notice of and to vote at the TCFC special meeting and any adjournment or postponement of the TCFC special meeting. At the close of business on the TCFC record date, there were [•] shares of TCFC common stock outstanding and entitled to vote, held by [•] holders of record. Each share of TCFC common stock entitles the holder to one vote at the TCFC special meeting on all matters properly presented at the TCFC special meeting.
Quorum
A quorum, consisting of the holders of a majority of the shares entitled to vote at the TCFC special meeting, must be present in person or by proxy before any action may be taken at the TCFC special meeting. Once a share of TCFC common stock is represented at the TCFC special meeting, it will be counted for the purpose of determining a quorum not only at the TCFC special meeting but also at any adjournment or postponement of the TCFC special meeting. In the event that a quorum is not present at the TCFC special meeting, it is expected that the TCFC special meeting will be adjourned or postponed.

Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the TCFC special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the TCFC special meeting. If your bank, broker, trustee or other nominee holds your shares of TCFC common stock in “street name,” such entity will vote your shares of TCFC common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Adjournments and Postponements
Although it is not currently expected, the TCFC special meeting may be adjourned or postponed, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the TCFC special meeting to approve the TCFC merger proposal or if a quorum is not present at the TCFC special meeting. Other than an announcement to be made at the TCFC special meeting of the time, date and place of an adjourned meeting, an adjournment generally may be made without notice. Any adjournment or postponement of the TCFC special meeting for the purpose of soliciting additional proxies will allow the TCFC shareholders who have already sent in their proxies to revoke them at any time prior to their use at the TCFC special meeting as adjourned or postponed.
TCFC Shareholder Agreements
Each director and executive officer of TCFC, who own in the aggregate approximately [•]% of the outstanding shares of TCFC common stock as of the TCFC record date, has entered into a TCFC shareholder agreement with SHBI. Subject to the terms of the TCFC shareholder agreement, such shareholders have agreed, among other things, to vote (or cause to be voted), in person, or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all shares of TCFC common stock (whether acquired before or after the merger) beneficially owned by such shareholder (i) in favor of approval of the merger, the merger agreement and the transactions contemplated thereby; (ii) against any action or agreement that, to the knowledge of the shareholder, would result in a breach of any covenant, representation or warranty or any other material obligation or agreement of TCFC contained in the merger agreement or of the shareholder contained in the TCFC shareholder agreement; and (iii) against any alternative acquisition proposal and certain other actions that could impede the merger or the shareholder’s performance of the TCFC shareholder agreement. These shareholders also agreed to certain restrictions on their ability to transfer their shares of TCFC common stock or their voting rights of such shares while the TCFC shareholder agreement remains in effect.
The TCFC shareholder agreement is substantially in the form included as Annex A to the merger agreement.
Vote Required
TCFC Merger Proposal
Vote Required:   The affirmative vote of the holders of at least two-thirds of the outstanding shares of TCFC common stock is necessary to approve the TCFC merger proposal.
Effect of abstentions, broker non-votes and failure to vote:   Because the proposal to approve the TCFC merger proposal is required to be approved by the holders of at least two-thirds of the outstanding shares of TCFC common stock, abstentions and broker non-votes, as well as the failure of a TCFC shareholder to vote by proxy or in person at the TCFC special meeting, will have the same effect as a vote “AGAINST” the TCFC merger proposal.

TCFC Compensation Proposal
Vote Required:   The affirmative vote of a majority of the shares of TCFC common stock represented and entitled to vote at the TCFC special meeting is necessary to approve the TCFC compensation proposal.
Effect of abstentions, broker non-votes and failure to vote:   Because the affirmative vote of a majority of shares of TCFC common stock represented and entitled to vote at the TCFC special meeting (which shares voting affirmatively must constitute a majority of the required quorum) is needed to approve the TCFC compensation proposal, abstentions and broker non-votes will not have any effect on the TCFC compensation proposal.
TCFC Adjournment Proposal
Vote Required:   The affirmative vote of a majority of the shares of TCFC common stock represented and entitled to vote at the TCFC special meeting is necessary to approve the TCFC adjournment proposal.
Effect of abstentions, broker non-votes and failure to vote:   Because the affirmative vote of a majority of shares of TCFC common stock represented and entitled to vote at the TCFC special meeting (which shares voting affirmatively must constitute a majority of the required quorum) is needed to approve the TCFC adjournment proposal, abstentions and broker non-votes will not have any effect on the TCFC adjournment proposal.
Attending the TCFC Special Meeting
While not required, all holders of TCFC common stock, including shareholders of record and shareholders who hold their shares in street name through banks, brokers or other nominees, are invited to attend the TCFC special meeting. The TCFC special meeting may be accessed via the TCFC special meeting website, where TCFC shareholders will be able to listen to the TCFC special meeting, submit questions and vote online. You are entitled to attend the TCFC special meeting via the TCFC special meeting website only if you were a shareholder of record at the close of business on the TCFC record date or you held your TCFC shares beneficially in the name of a bank, broker, trustee or other nominee as of the TCFC record date.
Shareholders will have substantially the same opportunities to participate in the TCFC special meeting as they would have at a physical, in person meeting. Shareholders as of the TCFC record date will be able to attend, vote, examine the shareholder list, and submit questions during a portion of the meeting via the online platform. You may submit questions during the live audio webcast of the TCFC special meeting via the TCFC special meeting website. To ensure the TCFC special meeting is conducted in a manner that is fair to all shareholders, we may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. We reserve the right to edit or reject questions we deem inappropriate or not relevant to the TCFC special meeting’s limited purpose.
Technical assistance will be available for TCFC shareholders who experience an issue accessing the TCFC special meeting. Please be sure to check in 15 minutes prior to the start of the TCFC special meeting so that any technical difficulties may be addressed before the live audio webcast begins. If you encounter any difficulties accessing the TCFC special meeting webcast during the check-in or meeting time, please call 844-986-0822 (U.S.) or 303-562-9302 (International).
How to Vote Shares of TCFC Common Stock
TCFC shareholders may vote by proxy or at the TCFC special meeting via the TCFC special meeting website. If you hold your shares of TCFC common stock in your name as a record holder, to submit a proxy, you, as a holder of TCFC common stock, may use one of the following methods:
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By telephone:   by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;

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Through the Internet:   by visiting the website indicated on the accompanying proxy card and following the instructions; or

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By mail:   by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

TCFC requests that TCFC shareholders vote by telephone, via the Internet or by completing and signing the accompanying proxy card and returning it to TCFC as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of TCFC common stock represented by it will be voted at the TCFC special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the TCFC merger proposal, “FOR” the TCFC compensation proposal, and “FOR” the TCFC adjournment proposal.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the TCFC special meeting virtually via the TCFC special meeting website. Sending in your proxy card or voting by telephone or via the Internet will not prevent you from voting your shares personally via the TCFC special meeting website at the meeting because you may revoke your proxy at any time before it is voted.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
Further, banks, brokers, trustees or other nominees who hold shares of TCFC common stock on behalf of their customers may not give a proxy to TCFC to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the TCFC special meeting, including the TCFC merger proposal and the TCFC adjournment proposal.
Shares Held in TCFC Employee Stock Ownership Plan
Participants in the TCFC ESOP will each receive a voting instruction card that reflects all of the shares that the participant may direct the trustee to vote on his or her behalf under the TCFC ESOP. Under the terms of the TCFC ESOP, the TCFC ESOP trustee votes all shares held by the TCFC ESOP, but each TCFC ESOP participant may direct the trustee how to vote the shares of TCFC common stock allocated to his or her account. The TCFC ESOP trustee will vote all unallocated shares of TCFC common stock held by the TCFC ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. The deadline for returning a voting instruction card to the TCFC ESOP trustee is [•], 2023.
Revocation of Proxies
A TCFC shareholder can revoke a proxy at any time before his or her shares are voted. If the TCFC shareholder is a shareholder of record, the TCFC shareholder can revoke a proxy by:
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delivering to TCFC prior to the TCFC special meeting a written notice of revocation addressed to: Christy Lombardi, Secretary, The Community Financial Corporation, 3035 Leonardtown Road, Waldorf, Maryland 20601;

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completing, signing and returning a new proxy card with a later date before the date of the TCFC special meeting, and any earlier dated proxy will be revoked automatically;

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calling the toll free number listed on the TCFC proxy card or by accessing the Internet site listed on the TCFC proxy card to change his or her vote by 11:59 p.m., Eastern Time, on [•], 2023, in which case the later submitted proxy via telephone or Internet, as the case may be, will be recorded and the earlier dated proxy will be revoked; or

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attending the TCFC special meeting and voting during the meeting by visiting www.virtualshareholdermeeting.com/TCFC2023SM and following the instructions, and any earlier proxy will be revoked. However, simply attending the TCFC special meeting without voting will not revoke a TCFC proxy.
If a TCFC shareholder has instructed a bank, broker or other nominee to vote such TCFC shareholder’s shares of TCFC common stock, the TCFC shareholder must follow directions received from the bank, broker or other nominee to change his or her vote. Revocation of a proxy or a later-dated proxy received by TCFC after the vote will not affect the vote.
Attendance at the TCFC special meeting will not, in and of itself, constitute revocation of a proxy.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to TCFC shareholders residing at the same address, unless such TCFC shareholders have notified TCFC of their desire to receive multiple copies of the joint proxy statement/prospectus.
TCFC will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any TCFC shareholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to TCFC’s proxy solicitor, Alliance Advisors, by calling toll-free at (866) 584-0578.
Solicitation of Proxies
TCFC will pay the costs of soliciting its shareholders’ proxies, as well as all other costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of the TCFC board. In addition to solicitation by mail, directors, officers and employees of TCFC may solicit proxies from shareholders of TCFC in person or by telephone, facsimile or other electronic methods without compensation other than reimbursement for their actual expenses. TCFC has engaged Alliance Advisors as its proxy solicitation firm. Such firm will be paid a fee of $15,000, plus approved and reasonable out of pocket expenses and certain additional fees.
Arrangements also will be made with custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and TCFC will reimburse such custodians, nominees and fiduciaries for their reasonable out of pocket expenses in connection therewith.
Other Matters to Come Before the TCFC Special Meeting
TCFC management knows of no other business to be presented at the TCFC special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the TCFC board’s recommendations.
Questions and Additional Information
If a TCFC shareholder has questions about the merger, or the process for voting, or if additional copies of this document or a replacement proxy card are needed, please contact TCFC’s proxy solicitor, Alliance Advisors, by calling toll-free at (866) 584-0578, or via e-mail to TCFC@allianceadvisors.com.

TCFC PROPOSALS
PROPOSAL 1 — THE TCFC MERGER PROPOSAL
TCFC is requesting that holders of the outstanding shares of TCFC common stock consider and vote upon a proposal to approve and adopt the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus.
Approval of the TCFC merger proposal by TCFC shareholders is a condition to the closing of the merger. If the TCFC merger proposal is not approved by TCFC’s shareholders, the merger will not occur.
Vote Required for Approval
The affirmative vote of the holders of at least two-thirds of the outstanding shares of TCFC common stock is necessary to approve the TCFC merger proposal. Because the TCFC merger proposal is required to be approved by the holders of at least two-thirds of the outstanding shares of TCFC common stock, abstentions and broker non-votes, as well as the failure of a TCFC shareholder to vote by proxy or in person at the TCFC special meeting, will have the same effect as a vote “AGAINST” the TCFC merger proposal.
Recommendation of the TCFC Board
THE TCFC BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE TCFC MERGER PROPOSAL.
PROPOSAL 2 — TCFC COMPENSATION PROPOSAL
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, TCFC is seeking a non-binding, advisory shareholder approval of the compensation that TCFC’s named executive officers may receive that is based on or otherwise relates to the merger as disclosed under the section entitled “The Merger — Interests of Certain TCFC Directors and Executive Officers in the Merger — Quantification of Potential Payments and Benefits to TCFC’s Named Executive Officers.” The TCFC compensation proposal gives TCFC shareholders the opportunity to express their views on the merger-related compensation of TCFC’s named executive officers.
Accordingly, TCFC is asking TCFC shareholders to vote “FOR” the adoption of the following resolution, on a non-binding, advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the TCFC named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger — Interests of Certain TCFC Directors and Executive Officers in the Merger — Quantification of Potential Payments and Benefits to TCFC’s Named Executive Officers” are hereby APPROVED.”
The TCFC compensation proposal is advisory, and therefore not binding on TCFC, the TCFC board’s Compensation Committee or the TCFC board. The approval of the compensation proposal by TCFC shareholders is not a condition to the completion of the merger. Further, the arrangements are contractual in nature and not, by their terms, subject to TCFC shareholder approval. Accordingly, regardless of the outcome of the TCFC compensation proposal, if the merger is completed, TCFC’s named executive officers may be or become entitled to receive the compensation that is based on or otherwise relates to the merger in accordance with the terms and conditions applicable to those payments.
Vote Required for Approval
Approval of the TCFC compensation proposal will require the affirmative vote of a majority of the votes cast at the TCFC special meeting by the shareholders present in person or represented by proxy and entitled to vote at the TCFC special meeting. Abstentions and broker non-votes will not affect whether the proposal is approved.

Recommendation of the TCFC Board
THE TCFC BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE TCFC COMPENSATION PROPOSAL.
PROPOSAL 3 — ADJOURNMENT OF THE TCFC SPECIAL MEETING
If there are not sufficient votes to constitute a quorum or to approve and adopt the merger agreement and approve the merger at the time of the TCFC special meeting, the merger agreement cannot be approved unless the TCFC special meeting is adjourned to a later date or dates to permit further solicitation of proxies. To allow proxies that have been received by TCFC at the time of the special meeting to be voted for an adjournment, if deemed necessary, TCFC has submitted the question of adjournment to TCFC shareholders as a separate matter for their consideration. If it is deemed necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to TCFC shareholders, other than an announcement at the meeting of the time and place to which the meeting is adjourned, as well as the means, if any, by which TCFC shareholders can be present and vote at the adjourned meeting through the use of communications equipment.
Vote Required for Approval
The affirmative vote of a majority of the votes cast at the TCFC special meeting by the TCFC shareholders present in person or represented by proxy and entitled to vote is required to approve the TCFC adjournment proposal. Because votes cast at the TCFC special meeting by the TCFC shareholders present in person or represented by proxy and entitled to vote is needed to approve the TCFC adjournment, abstentions and broker non-votes will not have any effect on the TCFC adjournment proposal.
Recommendation of the TCFC Board
THE TCFC BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE TCFC ADJOURNMENT PROPOSAL.

INFORMATION ABOUT THE COMPANIES
SHBI
SHBI is a Maryland-chartered financial holding company for Shore United Bank, a national banking association. SHBI’s principal asset is all of the capital stock of Shore United Bank. Shore United Bank currently operates 31 full service branches, 32 ATMs, 5 loan production offices, and provides a full range of commercial and consumer banking products and services to individuals, businesses and other organizations in Anne Arundel County, Baltimore County, Caroline County, Dorchester County, Howard County, Kent County, Queen Anne’s County, Talbot County and Worcester County in Maryland, Kent County and Sussex County in Delaware and in Accomack County, Virginia. Shore United Bank is an independent community bank that serves businesses and individuals in their respective market areas. Services provided to businesses include commercial checking, savings, certificates of deposit and overnight investment sweep accounts. Services to individuals include checking accounts, various savings programs, mortgage loans, home improvement loans, installment and other personal loans, credit cards, personal lines of credit, automobile and other consumer financing, safe deposit boxes, debit cards, 24-hour telephone banking, internet banking, mobile banking and 24-hour automatic teller services. Shore United Bank also offers all forms of commercial lending such as secured and unsecured loans, working capital loans, lines of credit, term loans, accounts receivable financing, real estate acquisition and development, construction loans and letters of credit. Shore United Bank also offers non-deposit products, such as mutual funds and annuities, and discount brokerage services to their customers. SHBI engages in title work related to real estate transactions through its wholly-owned subsidiary, Mid-Maryland Title Company, Inc., and in trust and wealth management services through Wye Financial Partners, a division of Shore United Bank.
As of December 31, 2022, SHBI, on a consolidated basis, had total assets of $3.5 billion, total shareholders’ equity of $364.3 million and total deposits of $3.0 billion. At December 31, 2022, SHBI had gross loans of $2.6 billion.
SHBI’s common stock is traded on NASDAQ under the symbol “SHBI.”
SHBI’s principal executive offices are located at 18 E. Dover Street, Easton, Maryland 21601 and its telephone number is (410) 763-7800.
For more information about SHBI, please visits SHBI’s website at www.shoreunitedbank.com. The information provided on SHBI’s website (other than the documents incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Additional information about SHBI is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 153.
TCFC
TCFC is a Maryland-chartered bank holding company for Community Bank of the Chesapeake, a Maryland-chartered commercial bank. TCFC’s principal asset is all of the capital stock of Community Bank of the Chesapeake. Community Bank of the Chesapeake is a full-service commercial bank operating through its 12 branches located at its main office in Waldorf, Maryland, and branch offices in Bryans Road, Dunkirk, Leonardtown, La Plata, Charlotte Hall, Prince Frederick, Lusby and California, Maryland; and Fredericksburg — Downtown and Fredericksburg — Harrison Crossing, Virginia. Community Bank of the Chesapeake’s principal business is offering a broad range of financial products and services to individuals and businesses through its branch offices and commercial lending centers.
As of December 31, 2022, TCFC, on a consolidated basis, had total assets of $2.4 billion, total shareholders’ equity of $187.0 million and total deposits of $2.1 billion.
TCFC’s common stock is traded on the NASDAQ under the symbol “TCFC.”
TCFC principal executive offices are located at 3035 Leonardtown Road, Waldorf, Maryland 20601 and its telephone number is (301) 645-5601.
For more information about TCFC, please visits TCFC’s website at https://www.cbtc.com/about/investor-relations/. The information provided on TCFC’s website (other than the documents incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Additional information about TCFC is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 153.

THE MERGER
This section of the joint proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about each of us into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 153.
Structure of the Merger
Each of SHBI and TCFC’s respective boards has unanimously approved the merger agreement. The merger agreement provides that, pursuant to the terms and conditions set forth in the merger agreement, TCFC will be acquired by SHBI in a transaction in which TCFC will merge with and into SHBI, with SHBI as the surviving entity. Promptly following the consummation of the merger, Community Bank of the Chesapeake will be merged with and into Shore United Bank, with Shore United Bank as the surviving bank. Following consummation of the bank merger, Shore United Bank intends to continue to operate all of the branches acquired from Community Bank of the Chesapeake.
Each share of TCFC common stock issued and outstanding immediately prior to the effective time, will be canceled and converted into the right to receive 2.3287 shares of SHBI common stock. TCFC shareholders who would otherwise be entitled to a fraction of a share of SHBI common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the SHBI average share price.
SHBI shareholders are being asked to approve the SHBI merger and share issuance proposal and TCFC shareholders are being asked to approve the TCFC merger proposal. See the section entitled “The Merger Agreement” beginning on page 106 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.
Background of the Merger
The SHBI board, the TCFC board and the senior management teams of SHBI and TCFC regularly review the performance, strategy, competitive position, opportunities and prospects of their respective companies, as part of their goals and efforts to enhance value for their respective shareholders and to deliver the best possible products and services to their respective customers and communities. These reviews have included consideration of, among other things, the then-current business, economic and regulatory environments, as well as developments in the banking and financial services industries and the opportunities and challenges facing participants in those industries generally, and for SHBI and TCFC in particular. These reviews have also included assessments of ongoing consolidation in the financial services industry and periodic consideration of, and discussions with other companies regarding, potential strategic transactions, including business combinations, acquisitions and dispositions, as well as the benefits and risks of continued operations as standalone companies, all with the goal of furthering the companies’ strategic objectives and enhancing shareholder value. Factors assessed in connection with these reviews have also included the risks and opportunities associated with operating in existing and new markets, competition, potential positive and negative expense and revenue synergies, regulatory requirements, interest rate environment and prospects, scale, operational risk, credit risk, market risk and changes in technology and in delivery and marketing channels.
As part of SHBI’s continued growth and ongoing strategic planning activities, the SHBI board and members of SHBI’s senior management, regularly and from time to time with assistance from outside advisors, examine SHBI’s future growth prospects and strategic direction in light of changing market and economic conditions, and lack of smaller acquisition targets, with a view towards possible future strategic transactions to continue to strengthen the competitiveness of SHBI and enhance long-term shareholder value. In connection with SHBI’s business strategy and objectives, on October 31, 2021, SHBI completed the acquisition of Severn Bancorp, Inc. (“Severn”), the savings and loan holding company of Severn Savings

Bank, FSB, a federally-chartered savings bank headquartered in Annapolis, Maryland. This transaction created the third largest community bank headquartered in Maryland and expanded SHBI’s Maryland market area with branches in the greater Annapolis market area. Following the Severn acquisition, one of Mr. Beatty’s board-approved goals as Chief Executive Officer was to establish a relationship with a potential merger partner.
As part of TCFC’s continuous efforts to strengthen its business and increase value for TCFC shareholders, the TCFC board, in consultation with TCFC senior management and, from time to time, with outside advisors, regularly reviews and considers TCFC’s business plans and its basic strategic options, including organic growth, potential acquisitions of other financial institutions by TCFC, mergers of equals and acquisitions of TCFC. These strategic discussions have been set against a backdrop of, among other things, business performance as well as prospects and developments in the financial services industry, the risks, costs, and benefits associated with acquiring or merging with another financial institution, the local and national economic environment, and the business and regulatory environment facing financial institutions generally and TCFC in particular. Among other things, these reviews and discussions have included considerations of possible strategic growth transactions and other strategic initiatives available to TCFC, such as capital management strategies, and new product development to augment non-interest income. In addition, the TCFC board discussed, among other things, the TCFC board’s view on the importance of scale in the banking industry, the vision that significant growth was critical to building long-term value for TCFC shareholders, that small financial institutions had generally fallen into disfavor among the investment community and the potential benefits of being included in the Russell 2000 Index. The TCFC board also reviewed and discussed topics that included, but are not limited to, analyses of the mergers and acquisitions environment, including multiples and premiums being paid in connection with acquisitions, an assessment of potential strategic partners for TCFC, and the benefits and risks to TCFC and TCFC shareholders of pursuing strategic business combinations and sale opportunities compared to the benefits and risks of continued operation as a standalone company. Additionally, the TCFC board regularly scheduled annual merger and acquisition educational programs facilitated by various financial advisors.
In connection with the evaluation of these strategic alternatives, Mr. James Burke, TCFC’s and Community Bank of the Chesapeake’s current President and Chief Executive Officer, and William Pasenelli, TCFC’s former President and Chief Executive Officer, as members of TCFC’s senior management team, have had, from time to time, high-level exploratory discussions with representatives of other financial institutions, including SHBI, relating to potential strategic transactions, including possible business combination opportunities, and regularly updated the TCFC board regarding such discussions. On December 8, 2021, TCFC announced that Mr. Burke had been appointed TCFC’s and Community Bank of the Chesapeake’s President and Chief Executive Officer effective August 31, 2022, upon Mr. Pasenelli’s retirement from that position. Prior to Mr. Burke’s appointment as TCFC’s and Community Bank of the Chesapeake’s President and Chief Executive Officer, Mr. Burke served as TCFC’s President since February 2021 and as President of Community Bank of the Chesapeake since 2016. Mr. Pasenelli served as TCFC’s Chief Executive Officer since 2014 until his retirement on August 31, 2022.
On June 5, 2022, Lloyd L. Beatty, Jr., President and Chief Executive Officer of SHBI, met informally with Mr. Burke at the Maryland Bankers Conference and discussed their general views with respect to market conditions, market demographics (including population growth), industry trends, particularly with regard to mergers and acquisitions, the role of technology in the banking industry and the need for scale to remain competitive. As part of these discussions, Mr. Beatty found his and Mr. Burke’s views as to strategic goals and business strategy to be complementary and their respective institutions could be a strong strategic and cultural fit.
After the initial meeting, Mr. Beatty called Mr. Burke to arrange a follow-up meeting. On July 14, 2022, Mr. Beatty and Mr. Burke met to conceptually discuss the potential framework for a merger-of-equals between TCFC and SHBI, the compatibility and complementary nature of the two companies’ business models and cultures, potential post-transaction executive management roles and enhanced post-transaction management depth. During this meeting the two executives expressed their beliefs that their respective institutions could be a strong strategic and cultural fit, subject to further discussions between their respective senior management teams and review with and approval of their respective boards. Messrs. Beatty and Burke agreed to inform their respective board chairs of their discussion and propose a follow-up introductory meeting between Messrs. Burke and Beatty and their respective board chairs.

On July 15, 2022, Mr. Burke discussed with Mr. Slater, the chair of the TCFC board, and a representative of Kilpatrick Townsend & Stockton LLP, TCFC’s legal counsel (“Kilpatrick Townsend”), the substance of Mr. Burke’s meeting with Mr. Beatty and the proposal that a follow-up meeting be held between Messrs. Burke and Beatty and their respective board chairs.
On July 22, 2022, at a regularly scheduled meeting of the Executive Committee of the TCFC board (the “TCFC Executive Committee”), Messrs. Burke and Slater reported to the TCFC Executive Committee on Mr. Burke’s discussions with Mr. Beatty regarding a potential business combination of TCFC and SHBI, and that Mr. Beatty had proposed a follow-up meeting between Messrs. Beatty, Burke, Slater and Alan Hyatt, the chair of the SHBI board. The TCFC Executive Committee reviewed a high-level presentation of each of TCFC and SHBI and of the pro forma company that had been prepared by Piper Sandler, who at the time, had not been engaged by either TCFC or SHBI for the purposes of evaluating a potential business combination between the two companies. Following a discussion, the TCFC Executive Committee agreed that Messrs. Slater and Burke should meet with Messrs. Beatty and Hyatt. Given the preliminary stage of the discussions, the TCFC Executive Committee determined not to engage a financial advisor specifically to pursue the business combination between the two companies at the time, but did determine to request that TCFC’s long-time advisor, RP Financial, LC. (“RP Financial”) provide the TCFC Executive Committee with a preliminary financial and operational analysis regarding such a business combination, as well as a high-level summary of TCFC’s broader strategic alternatives.
On August 17, 2022, Messrs. Beatty, Burke, Hyatt and Slater met in Annapolis to discuss generally a potential strategic partnership between SHBI and TCFC since they agreed such a transaction could improve shareholder value for both companies and exploring the viability of such a transaction would be constructive. Discussions included a vision for a combined company, and each company’s strong commitment to preserving the community banking model for the communities served by both companies. Messrs. Beatty, Burke, Hyatt and Slater discussed that, if a merger were to occur, the management and governance arrangements should be based on a principle of equal representation so as to foster an environment that would leverage the cultural and competitive strengths of both institutions in a true merger-of-equals. Thereafter, Messrs. Beatty and Burke and senior members of their respective management teams remained in contact periodically. These initial conversations between Mr. Beatty, Burke, Hyatt and Slater were preliminary and informal in nature, and no actionable proposals or specific terms for, or other plans with respect to the implementation of, a strategic business combination transaction were discussed or agreed at that time or in subsequent, informal meetings. Messrs. Beatty and Burke kept their respective boards informed of their discussions and informal meetings.
On August 22, 2022, the TCFC Executive Committee held a regularly scheduled meeting at which representatives of Kilpatrick Townsend and RP Financial were present. Mr. Slater reported to the TCFC Executive Committee on the August 17, 2022 meeting between Messrs. Burke, Beatty, Hyatt and Slater. RP Financial provided the TCFC Executive Committee with a presentation evaluating recent merger-of-equals transactions, multiples and premiums being paid in the banking industry, a summary of potential partners for TCFC and their ability to pay merger consideration, and a high-level evaluation of a potential business combination between TCFC and SHBI. Following a discussion regarding the presentation, the potential benefits to TCFC shareholders, customers and employees, the TCFC Executive Committee recommended that the matter of evaluating a potential business combination between TCFC and SHBI be presented to the full TCFC board at the TCFC board meeting on August 26, 2022.
On August 26, 2022, the TCFC board held a regularly scheduled meeting at which representatives from Kilpatrick Townsend and RP Financial were also present. During an executive session, Mr. Slater reported to the TCFC board on the actions and events that had taken place following the directives received from the TCFC Executive Committee regarding the assessment of a potential business combination between TCFC and SHBI. RP Financial provided the TCFC board with a presentation evaluating recent merger-of-equals transactions, multiples and premiums being paid in the banking industry, a summary of potential strategic partners for TCFC and their ability to pay merger consideration, and an illustrative, high-level evaluation of a potential business combination between TCFC and SHBI, including the advantages of such a combination to TCFC shareholders. A discussion of TCFC’s strategic alternatives and of a potential business combination with SHBI followed, including execution risk considerations in connection with a merger-of-equals, legal and regulatory considerations and the importance of confidentiality regarding the consideration of such a business combination. The TCFC board unanimously indicated its support for continued examination of and discussions regarding a potential business combination with SHBI. The TCFC board also authorized Messrs. Slater and Burke to conduct a follow-up meeting with Messrs. Hyatt and Beatty to further examine the potential for a business combination. The TCFC board also discussed and determined to engage Piper Sandler to serve as financial advisor to TCFC regarding the evaluation of the proposed business combination.
In order to facilitate an informed discussion and involve additional members of their respective teams, on August 30, 2022, TCFC and SHBI entered into a mutual non-disclosure agreement to allow for the confidential exchange of information. Thereafter, the parties exchanged limited non-public financial information and discussed scheduling diligence meetings between their respective management teams.
On September 14, 2022, Messrs. Beatty, Burke, Slater and Hyatt met to share information regarding each company and each company’s strategic vision for the potential business combination, as well the combined company’s management team, board composition and corporate structure considerations. No discussion of transaction pricing occurred at the meeting.
On September 16, 2022, the TCFC Executive Committee held a regularly scheduled meeting. Representatives from Kilpatrick Townsend and Piper Sandler were also present at the meeting. Mr. Burke presented the results and findings of the September 14, 2022 meeting between Messrs. Beatty, Burke, Slater and Hyatt. Representatives of Piper Sandler provided a presentation on franchise overview, potential combined company board and management teams and a preliminary merger analysis. The ensuing discussion included the potential benefits to TCFC’s shareholders and the business of Shore United Bank. Following the discussion, the TCFC Executive Committee determined to adjourn for the weekend to further consider the presentation and reconvene on September 19, 2022.
On September 19, 2022, the TCFC Executive Committee reconvened its September 16, 2022 meeting. Representatives of Kilpatrick Townsend and Piper Sandler were present at the meeting. A discussion of bank regulatory due diligence considerations related to Shore United Bank’s products and services followed. Following the discussion, the TCFC Executive Committee determined that the agenda for the TCFC board’s upcoming strategic planning retreat focus on the potential business combination with SHBI. Piper Sandler’s engagement letter to serve as TCFC’s financial advisor for purposes of evaluating a potential business combination with SHBI was also executed on this date. In connection with the engagement of Piper Sandler, Piper Sandler provided to TCFC certain information regarding prior relationships between Piper Sandler, on the one hand, and each of SHBI and TCFC, on the other hand, and TCFC determined that such relationships would not impact Piper Sandler’s ability to act as TCFC’s financial advisor in connection with the proposed transaction.
On September 26, 2022 through September 28, 2022, the TCFC board and TCFC senior management team held its annual off-site strategic planning meeting in West Virginia (the “strategic planning meeting”). Representatives of Kilpatrick Townsend and Piper Sandler were also present at the strategic planning meeting. Discussions regarding the potential merger-of-equals with SHBI were held over the course of the strategic planning meeting. A representative of Kilpatrick Townsend provided an update on the banking market, banking mergers and acquisitions, bank mergers and acquisition litigation and the bank regulatory environment. Messrs. Slater and Burke updated the TCFC board on the discussions with SHBI since the August 22, 2022 board meeting. A representative of Piper Sandler discussed various considerations relating to the potential business combination. A representative of Kilpatrick Townsend provided a presentation that included a discussion on the fiduciary duties of the TCFC board in the context of a business combination under applicable law, including the ability of the TCFC board to utilize an independent committee to manage the merger process. Representatives of Piper Sandler provided a banking market and bank mergers and acquisitions update, discussed possible acquisition targets for TCFC, merger-of-equals candidates, including SHBI, and potential acquirors. The presentation and related discussion included illustrative pro forma financial effects of a potential merger-of-equals between TCFC and SHBI as well as other potential business combinations. In connection with the review of these matters, the TCFC board and TCFC senior management had extensive discussions regarding the opportunities and risks associated with, and the potential benefits to TCFC’s shareholders and other constituencies of TCFC, various strategic alternatives, including a potential merger-of-equals transaction with SHBI.

During the strategic planning meeting, the TCFC board discussed Kilpatrick Townsend’s and Piper Sandler’s presentations and the possible business combination with SHBI and determined to support further discussions regarding, and a more detailed due diligence examination of, the potential business combination. The TCFC board also determined that TCFC should enter into an exclusivity agreement with SHBI to further evaluate the potential business combination. The TCFC board’s discussions included the fact that key TCFC executives, including Mr. Burke, would likely to serve in similar executive roles within the combined company, and the benefits of forming an independent committee to oversee the merger process. The TCFC board determined to form an independent merger committee (the “TCFC Independent Merger Committee”) comprised solely of independent directors. The duties of the TCFC Independent Merger Committee were to include (i) reviewing and providing guidance to senior management and the TCFC board with respect to, and making a recommendation to the TCFC board regarding, the proposed business combination, including, as necessary, reviewing, negotiating and recommending relevant terms for the proposed business combination to the TCFC board; (ii) overseeing the due diligence process with respect to the proposed business combination; and (iii) providing the full TCFC board with reports of its meetings and activities.
In light of the continued interest of TCFC and SHBI and their respective boards in evaluating a potential business combination, on October 4, 2022, the TCFC and SHBI senior management teams held a due diligence organizational meeting to discuss the scope of the materials that would be shared between the parties and the establishment of virtual data rooms to facilitate reciprocal due diligence. In connection with reciprocal due diligence, each of TCFC and SHBI established a virtual data room and began populating its respective data room with documents relating to business, credit, operational, technology, legal and compliance matters, among others. Also in October 2022, SHBI engaged KBW as SHBI’s financial advisor.
On October 6, 2022, in connection with the consideration of a potential transaction, SHBI and TCFC entered into a mutual exclusivity agreement, under which neither SHBI nor TCFC would pursue a business combination with another party until the earlier of the following: the execution of a definitive agreement, the mutual agreement not to pursue a business combination or December 9, 2022.
In the following weeks, each of SHBI and TCFC made available to representatives of the other party due diligence materials in an electronic data room, and the parties held in-person and telephonic meetings in connection with the parties’ respective due diligence investigations. Representatives of the parties’ respective legal and financial advisors also attended these meetings. At the meetings the management teams discussed possible ways to approach decisions regarding the name, headquarters, board of directors and executive leadership of the combined company in connection with the potential transaction. In addition, during this time period, SHBI and TCFC each commenced a third-party loan review of each other’s loan portfolio. The parties also reviewed and discussed certain financial information concerning each company, strategic objectives and cultural fit, plans for each company to undertake a credit review of the other, and leadership and governance matters.
Concurrently, the parties began to discuss certain proposed terms of the potential transaction, including terms relating to the composition of board of directors and executive leadership of the combined company, as well as the factors and data that should be used for determining the pricing of the potential transaction, taking into account the approach taken in prior mergers of equals in the banking industry, as well as considerations related to each company’s share price.
On October 18, 2022, the TCFC board held an introductory meeting with the SHBI board chair. In parallel with the TCFC meeting, the SHBI board held an introductory meeting with Mr. Burke. In parallel with the directors’ meetings, on October 18, 2022 the members of TCFC’s and SHBI’s senior management teams also participated in a social introductory dinner meeting. A joint board-senior management team social introductory meeting followed on October 18, 2022. The prospects for a business combination between the two companies were discussed in general at these meetings. There was no discussion of pricing at these meetings.
On October 20, 2022, members of TCFC’s senior management met with SHBI’s third-party loan reviewer to discuss the review of TCFC’s loan portfolio. On the same date, members of SHBI’s senior management met with TCFC’s third-party loan reviewer to discuss the review of SHBI’s loan portfolio.

On October 24, 2022, the TCFC Independent Merger Committee held its first meeting. Also present at the meeting were Mr. Burke and representatives from Piper Sandler and Kilpatrick Townsend. Among other things, the TCFC Independent Merger Committee discussed the October 18, 2022 introductory meetings between the TCFC and SHBI board and senior management teams. Mr. Burke provided the TCFC Independent Merger Committee with a summary of his interview with the SHBI board and a report on the due diligence review process. A discussion was also held regarding the preparation of a definitive merger agreement and merger agreement-related timing considerations.
On October 31, 2022, the TCFC Independent Merger Committee held a meeting. Also present were Mr. Burke, and representatives from Piper Sandler and Kilpatrick Townsend. Mr. Burke provided the TCFC Independent Merger Committee with an update on the due diligence review process, which focused on the credit review of the two banks’ loan portfolios. Mr. Burke advised that he planned to meet with Mr. Beatty to discuss the management teams of the two banks and that the parties planned to hold management due diligence interviews on November 18, 2022. A representative of Piper Sandler provided an assessment of the credit review process and an assessment of SHBI’s third quarter financial performance. A representative of Kilpatrick Townsend provided an update on the legal due diligence process, ongoing discussions with H&K regarding the preparation of an initial draft definitive merger agreement and various other merger-related topics. A representative of RP Financial was also in attendance, having been invited by the TCFC Independent Merger Committee in connection with the TCFC Independent Merger Committee’s consideration of engaging RP Financial to serve as the TCFC Independent Merger Committee’s outside advisors regarding the potential combination. RP Financial’s fees for its financial advisory services would not be contingent upon the success of the proposed business combination. Once the Piper Sandler representatives were excused from the meeting, the TCFC Independent Merger Committee, together with a representative of Kilpatrick Townsend, met to discuss RP Financial’s prospective financial advisory role to the TCFC Independent Merger Committee. Following this discussion, the TCFC Independent Merger Committee determined to engage RP Financial to serve as a financial advisor to the TCFC Independent Merger Committee in connection with its review of the potential business combination.
Beginning in early November, representatives of senior management of SHBI and TCFC had a number of in-person meetings, as well as telephonic due diligence meetings, regarding the business prospects, credit profile and operations of each of the companies and continued to review due diligence materials provided through the electronic data room. On November 7, 2022, Mr. Burke again met with the members of the SHBI board for a follow-up interview related to his potential service as Chief Executive Officer of the combined company and combined bank. This discussion during also included Mr. Burke’s vision for the combined company and perceived challenges and execution risks associated with the merger-of-equals.
On November 8, 2022, the TCFC Independent Merger Committee held a meeting. Those present included Mr. Burke and representatives from Piper Sandler, Kilpatrick Townsend and RP Financial. A representative of Kilpatrick Townsend provided a presentation on various merger-related matters and considerations. Mr. Burke provided the TCFC Independent Merger Committee with an update on the due diligence process, including loan credit review, and discussed the details of his second interview with the SHBI board held on November 7, 2022. A representative of Piper Sandler provided an update on the status of due diligence and on the pricing model for the transaction, including updated implied pricing metrics, which were being updated to reflect third quarter financial results and projections. The TCFC Independent Merger Committee discussed with the representatives of Piper Sandler and RP Financial the importance of the transaction’s pricing metrics to the TCFC Independent Merger Committee’s overall assessment of, and ultimate recommendation regarding, the proposed business combination, which recommendation the TCFC Independent Merger Committee planned to provide to the full TCFC board at the TCFC board’s November 30, 2022 meeting.
During this period, members of TCFC senior management met with members of SHBI senior management to discuss credit quality due diligence and preliminary cost savings estimates expected to result from the potential business combination, among other things. Representatives of Piper Sandler and KBW were also present.
On November 17, 2022, representatives of Holland & Knight LLP (“H&K”), counsel to SHBI, sent an initial draft of the merger agreement to representatives of Kilpatrick Townsend. During the remainder of

November 2022 and continuing until the merger agreement was executed, the parties and their counsel negotiated a draft merger agreement for the potential transaction, reflecting discussions between the parties regarding key transaction terms.
On November 18, 2022, TCFC and SHBI held management due diligence interviews at an offsite location. Representatives of KBW, Piper Sandler, RP Financial and Kilpatrick Townsend were also present.
On November 21, 2022, the TCFC Independent Merger Committee held a meeting. Those present included Mr. Burke and representatives from Piper Sandler, Kilpatrick Townsend and RP Financial. Representatives of Kilpatrick Townsend updated the TCFC Independent Merger Committee on the status of the negotiation regarding the draft definitive merger agreement. Following a discussion of the merger agreement process and related employee matters, representatives of Piper Sandler updated the TCFC Independent Merger Committee on the financial aspects of the transaction. An update on the due diligence process and the merger agreement process was also provided and discussed. The TCFC Independent Merger Committee met in executive session with representatives of RP Financial and Kilpatrick Townsend. The discussion included the transaction pricing model and metrics, the potential benefits to shareholder value of the proposed business combination compared to TCFC remaining independent, the potential increased dividend to be paid to TCFC shareholders, the benefits of the combined company’s stock being included in the Russell 2000, the advantages of scale as a combined company, the favorable projected pro forma earnings per share, the enhanced diversity of the combined geographic market area, the TCFC management team’s role in the combined company, the long-term value expected to be created through the business combination and other matters. As it was anticipated that the TCFC Independent Merger Committee would discuss its recommendation as to whether to proceed with the contemplated business combination at the TCFC Independent Merger Committee’s scheduled November 30, 2022 meeting, it was determined that all members of the TCFC board be present for a session at the TCFC Independent Merger Committee’s next November 30, 2022 meeting.
On November 30, 2022, the TCFC Independent Merger Committee held a meeting. Those present included Mr. Burke and other members of the TCFC board, as well as representatives from Piper Sandler, Kilpatrick Townsend and RP Financial. A representative of Piper Sandler provided projected financial metrics and assumptions. The yet to be completed interest rate mark analysis was discussed at length, including the challenge of calculating the mark in a rapidly rising interest rate environment. The discussion with Piper Sandler included a presentation of several anticipated model outputs. A representative of Kilpatrick Townsend provided an update on the negotiation of the definitive merger agreement, related ancillary documents and other merger-related diligence matters.
On December 5, 2022, the TCFC Independent Merger Committee held a meeting. Those present included Mr. Burke and representatives from Piper Sandler, Kilpatrick Townsend and RP Financial. A representative of Piper Sandler updated the TCFC Independent Merger Committee on the financial metrics of the potential transaction, which included a discussion on the projected exchange ratio of 2.3287 shares of SHBI common stock for each share of TCFC common stock and the resultant 40% ownership interest that TCFC shareholders would have in the combined company. A representative of Kilpatrick Townsend provided an update on the negotiation of the definitive merger agreement, related ancillary documents and other merger-related diligence matters. The schedule for finalizing the pricing model including the exchange ratio and the contemplated process to announce the proposed business combination, if the TCFC board determined to authorize the execution of the definitive merger agreement, was also discussed. Following these presentations and based on the information presented, the TCFC Independent Merger Committee unanimously determined to recommend to the full TCFC board that the merger discussions with SHBI should continue.
On December 6, 2022, at a special meeting of the SHBI board, SHBI’s management updated the SHBI board on the status of discussions with TCFC. Representatives of KBW and H&K also attended the meeting. The SHBI board was informed that, following recent discussions, there was general alignment on pricing, with the exchange ratio in the transaction to be set at 2.3287 shares of SHBI common stock for each share of TCFC common stock, subject to final review and approval by both boards. SHBI management then discussed the mutual due diligence process conducted, including relevant diligence findings, and presented certain key financial metrics for the proposed business combination, together with comparative metrics for prior mergers of equals in the banking industry. Also at the meeting, KBW reviewed and discussed with the SHBI board that the proposed exchange ratio would result in the TCFC shareholders owning approximately 40% of the combined company and reviewed and discussed certain financial aspects of the potential transaction on a preliminary basis as well as, among other things, comparative metrics for other recent merger transactions in the banking industry. Representatives of H&K delivered its due diligence findings, advised the SHBI board on its fiduciary duties in connection with the transaction and reviewed in detail the terms of the draft merger agreement, including the proposed board composition and executive leadership of the combined company. The SHBI board and management held an extensive discussion regarding the potential advantages and risks to SHBI and its shareholders and other constituencies of the potential transaction and SHBI’s possible advantages and risks in moving forward with the transaction. Following these discussions, the SHBI board directed management to move forward with finalizing the terms of the transaction over the next week.
During this time, members of TCFC’s senior management met with members of SHBI’s senior management to discuss merger logistics, internal communications and the preparation of investor presentation materials, among other things. Representatives of Piper Sandler and KBW were also present. Messrs. Slater, Hyatt, Beatty and Burke also held various discussions regarding SHBI’s and TCFC’s existing employment arrangements with certain existing executive officers.
On December 12, 2022, the TCFC Independent Merger Committee held a meeting. Those present included Mr. Burke and representatives from Piper Sandler, Kilpatrick Townsend and RP Financial. It was reported that the exchange ratio had been confirmed consistent with 2.3287 shares presented at the December 5, 2022 meeting. Messrs. Slater and Burke also updated the TCFC Independent Merger Committee on the discussions regarding SHBI’s and TCFC’s existing employment arrangements with certain of their respective executive officers. Representatives of Kilpatrick Townsend updated the TCFC Independent Merger Committee on the status of the negotiation regarding the draft definitive merger agreement and its ancillary documents. The schedules for the December 14, 2022 TCFC board meeting and anticipated merger process were also discussed.
On December 14, 2022, the TCFC board held a special meeting. Members of TCFC senior management and representatives of Kilpatrick Townsend, Piper Sandler and RP Financial were also present at the meeting. Representatives of Kilpatrick Townsend discussed the directors’ fiduciary duties in connection with the TCFC board’s evaluation of the potential transaction and provided a detailed review of the terms of the proposed merger agreement, including the various representations and warranties of the parties, the covenants affecting the businesses of the parties between signing of the merger agreement and the transaction’s closing, the conditions to the transaction’s closing and the merger agreement’s termination provisions, including the break-up fee payable under certain circumstances. The agreements ancillary to the definitive merger agreement were also discussed. Representatives of Piper Sandler reviewed the financial aspects of the transaction, including financial analyses performed by Piper Sandler, and rendered to the TCFC board its oral opinion, which was subsequently confirmed by its written opinion dated December 14, 2022, to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken as set forth in its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of TCFC common stock. See “The Merger — Opinion of TCFC’s Financial Advisor” beginning on page 76 and Appendix C. Following a discussion of these matters, the TCFC board voted unanimously to approve the definitive merger agreement and the transactions contemplated thereby, and recommended the approval of the merger agreement by the TCFC shareholders.
On December 14, 2022, the SHBI board also held a special meeting for the purposes of considering the merger agreement. At that meeting, the SHBI board thoroughly discussed and considered the terms and conditions of the merger and the merger agreement. Representatives of H&K advised the SHBI board on its fiduciary duties in connection with the transaction and the terms of the merger agreement. KBW reviewed the financial aspects of the proposed merger with the SHBI board and rendered an opinion to the SHBI board to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to SHBI. After deliberation, the SHBI board voted unanimously to approve the merger agreement and the transactions contemplated thereby, and authorized SHBI management to execute the merger agreement.

Later on December 14, 2022, the merger agreement was executed and delivered by TCFC and SHBI. The parties announced the transaction after the close of the financial markets in New York on December 14, 2022 in a press release jointly issued by TCFC and SHBI.
SHBI’s Reasons for the Merger and Factors Considered by the SHBI Board
After careful consideration, the SHBI board, at a meeting held on December 14, 2022, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of SHBI common stock, are advisable and fair to and in the best interests of SHBI and its shareholders and (ii) approved and adopted the merger agreement and the transactions contemplated thereby.
In reaching its decision, the SHBI board evaluated the merger agreement, the merger, the bank merger and other matters contemplated by the merger agreement in consultation with SHBI’s senior management, as well as with SHBI’s legal and financial advisors, and considered a number of factors, including, but not limited to, the following:
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each of SHBI’s, TCFC’s and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, including the information obtained through due diligence, the SHBI board considered that TCFC’s business and operations and risk profile complement those of SHBI, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with an expanded distribution and scale that would position SHBI to serve an expanded customer base;

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the strategic rationale for the merger, including the ability of SHBI to obtain lead market share positions in attractive Maryland markets and expand its presence into Virginia and Delaware;

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the SHBI board’s belief that TCFC’s earnings and prospects, and the synergies potentially available in the merger, would significantly improve SHBI’s market position, increase scale to enhance efficiencies and leverage investments in technology, and provide greater revenue growth opportunities and diversification, which would potentially create superior future earnings and prospects for the combined company compared to SHBI’s earnings and prospects on a stand-alone basis;

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the current and prospective environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, the accelerating pace of technological change in the financial services industry, operating costs resulting from regulatory and compliance mandates, scale and marketing expenses, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions, current employment market conditions and the likely effects of these factors on SHBI’s potential growth, development, productivity and strategic options both with and without the merger;

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the expectation that, following the merger, the combined company will be the top community bank headquartered in Maryland with over 40 branch locations, providing increased market opportunities for current TCFC products and services;

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the complementary nature of the cultures of the two companies, including with respect to corporate purpose, strategic focus, target markets, client service, credit cultures, risk profiles and community commitment, and the SHBI board’s belief that the complementary cultures will facilitate the successful integration and implementation of the transaction;

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the complementary nature of the products, customers and markets of the two companies, which SHBI believes should provide the opportunity to mitigate risks and increase potential returns;

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the ability to accelerate investments in digital capabilities, while also leveraging existing technology across a broader customer base;

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the expanded possibilities for growth that would be available to the combined company, given its larger size, asset base, capital and footprint;

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the anticipated pro forma financial impact of the merger on the combined company, including the expected positive impact on financial metrics, including earnings per share, and the expectation that the tangible book value per share dilution from the merger would be earned back within a reasonable period following closing;

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the expectation of significant cost savings resulting from the merger;

•
the SHBI board’s review and discussions with SHBI’s senior management concerning SHBI’s due diligence examination of TCFC, including with respect to, among other areas, its operations, financial condition, credit quality, loan portfolio and legal and regulatory compliance programs and prospects;

•
its understanding that SHBI’s shareholders will own approximately 60% of the combined company’s common stock;

•
the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by TCFC shareholders as a result of possible increases or decreases in the trade price of TCFC common stock or SHBI common stock following the announcement of the merger, which the SHBI board believed was consistent with market practice for transactions of this type and with the strategic purpose of the merger and related transactions;

•
the opinion, dated December 14, 2022, of KBW to the SHBI board as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio in the merger, as more fully described under the section entitled “The Merger — Opinion of SHBI’s Financial Advisor” beginning on page 65;

•
the SHBI board’s review with SHBI’s outside legal counsel of the material terms of the merger agreement, including the representations, covenants, deal protection and termination provisions, tax treatment and closing conditions;

•
the SHBI board’s expectation that the requisite regulatory approvals could be obtained in a timely fashion;

•
the fact that SHBI’s shareholders will have the opportunity to vote to approve the merger and the share issuance;

•
the fact that SHBI’s current corporate headquarters in Easton, Maryland will remain the corporate headquarters for each of SHBI and Shore United Bank;

•
the fact that 12 of the 20 total directors of the combined company will be current members of the SHBI board; and

•
allowing SHBI to deploy a portion of its capital into what the SHBI board believes is a compelling investment.

The SHBI board also considered potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to outweigh these risks. These potential risks include:
•
the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose unacceptable conditions;

•
the possibility of encountering difficulties in achieving anticipated synergies and cost savings in the amounts estimated or in the timeframe contemplated;

•
the possibility that the anticipated pro forma impact of the merger on SHBI will not be realized when expected or at all as a result of unexpected changes in financial market or economic conditions, including as a result of sustained market volatility or significant changes in interest rates;

•
the costs to be incurred in connection with the merger and the integration of TCFC’s business into SHBI’s, and the possibility that the merger and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•
the possibility that the anticipated benefits of the merger will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of general economic and market conditions and competitive factors in the areas where SHBI and TCFC operate businesses;

•
the possibility of encountering difficulties in successfully integrating SHBI’s and TCFC’s business, operations and workforce;

•
the risk of losing key SHBI or TCFC employees during the pendency of the merger and thereafter;

•
the dilution to current SHBI shareholders from the issuance of additional shares of SHBI common stock in the merger;

•
certain anticipated merger-related costs;

•
the possible diversion of management attention and resources from the operation of SHBI’s business towards the completion of the merger;

•
the potential for legal claims challenging the merger; and

•
the other risks described under the sections entitled “Risk Factors” beginning on page 27 and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 25.

The foregoing discussion of the information and factors considered by the SHBI board is not intended to be exhaustive, but includes the material factors considered by the SHBI board. In reaching its decision to approve the merger, the merger agreement and the other transactions contemplated by the merger agreement, the SHBI board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The SHBI board considered all these factors as a whole, including through its discussions with SHBI’s management and financial and legal advisors, in evaluating the merger agreement, the merger, and the other transactions contemplated by the merger agreement.
For the reasons set forth above, the SHBI board determined that the merger agreement (including the merger, bank merger and the SHBI share issuance) are advisable and fair to and in the best interests of SHBI and its shareholders.
Certain of SHBI’s directors and executive officers have other interests in the merger that are different from, or in addition to, those of SHBI’s shareholders generally, as discussed under the section entitled “The Merger — Interests of SHBI Directors and Executive Officers in the Merger” beginning on page 90. The SHBI board was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to SHBI shareholders.
It should be noted that this explanation of the reasoning of the SHBI board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 25.
Recommendation of the SHBI Board
Based on the reasons stated above, the SHBI unanimously recommends that SHBI shareholders vote “FOR” the SHBI merger and share issuance proposal and “FOR” the SHBI adjournment proposal.
TCFC’s Reasons for the Merger and Factors Considered by the TCFC Board
After careful consideration, the TCFC board, at a special meeting held on December 14, 2022, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of TCFC and its shareholders, (ii) approved and adopted the merger agreement and (iii) authorized and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger.

In reaching its decision, the TCFC board evaluated the merger agreement, the merger, the bank merger and the other matters contemplated by the merger agreement in consultation with TCFC’s senior management, as well as TCFC’s legal and financial advisors, and considered a number of factors, including but not limited to, the following, which are not intended to be exhaustive and are not presented in any relative order of importance:
•
the strategic rationale for the merger, including the combined company’s expected pro forma profitability, including the estimated 2024 return on average assets of 1.4%, estimated 2024 return on average tangible common equity of 18.8% and estimated 2024 efficiency ratio of 42.9%;

•
its view that the cost savings and synergies expected to be created by the merger would create material value for TCFC shareholders;

•
the historical stock market performance for TCFC common stock and the common stock performance of other companies in the banking industry;

•
its view of the enhanced trading liquidity of the combined company’s common stock and its view of the potential for significant upside trading based on the combined company’s pro forma 2024 earnings, among other factors;

•
the significantly enhanced scale of the combined company’s pro forma assets, loans and deposits, and the improved strategic position;

•
the fact that TCFC shareholders will become SHBI shareholders and will continue to share proportionately in the business successes of the legacy TCFC business, including in any potential future change of control transaction involving SHBI;

•
the combined company’s 40 banking locations, contiguous branch networks serving Maryland, Virginia and Delaware and position as the fourth largest bank headquartered in Maryland by assets and the largest Maryland bank headquartered outside of the Washington, DC MSA;

•
the combined company’s market footprint shall be substantially extended and cover a broader and more diverse geographic area in Delaware, Maryland, and Virginia; stretching from Bethany, Delaware to Charlottesville, Virginia;

•
the combined company’s strong capital position and enhanced ability to generate capital;

•
the fact that TCFC’s and SHBI’s respective geographic reach, products, customers and businesses complement each other, including strong community banking franchises with significant low-cost core deposits and the potential for incremental revenue opportunities from the addition of each company’s unique businesses;

•
the ability of the combined bank to have greater scale that may enable it to attract additional customers and employees and have the ability to invest and spread increasing costs more effectively in technology, risk management and compliance;

•
the minimal employee disruptions expected to result from the combination, particularly given the lack of branch overlap between the two companies;

•
the fact that, upon the closing, the combined company’s board of directors would include eight legacy TCFC directors, including Mr. Slater serving as vice chairman of the board of directors of the combined company, out of a total of 20 directors, which the TCFC board believes enhances the likelihood that the strategic benefits expected to be obtained from the merger will be realized;

•
the fact that, upon the closing, senior members of TCFC management will continue to have senior management leadership roles at the combined company, including Mr. Burke serving as the President and Chief Executive Officer, Mr. Capitani serving as the Chief Financial Officer and Mr. Ebron serving as the Chief Banking Officer;

•
its view that the combined company would have a stronger, deeper leadership team with complementary expertise to drive enhanced operational performance, strategic growth and risk management;

•
its view that the combined company would have a strengthened ability to recruit and retain top-tier talent while offering colleagues more opportunities for career development and mobility;

•
its knowledge of the current and prospective environment in the financial services industry in general, including economic conditions and the interest rate and regulatory environments, increased operating costs resulting from regulatory and compliance mandates, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions and the likely effects of these factors on TCFC’s and the combined company’s potential growth, development, productivity and strategic options;

•
its view with respect to other strategic alternatives potentially available to TCFC, including continuing as a stand-alone company, engaging in a strategic combination with another party or a sale to a potential acquirer, and its belief as to the availability of these alternatives and that any such available alternatives would not deliver the prospective financial and operational benefits that could be achieved in the proposed merger with SHBI;

•
the benefits to TCFC and its customers of operating as a significantly larger organization, the wider array of financial products and services that would be available to customers of TCFC and the communities served by TCFC, including enhancements in products and services, the ability to grow its commercial and residential lending, higher lending limits that would enable TCFC to serve customers whose lending relationships were approaching TCFC’s legal lending limit, and greater financial resources;

•
its belief that the two companies’ corporate cultures and business philosophies are complementary and compatible, including with respect to corporate purpose, strategic focus, commitment to corporate governance and ethical business practices, target markets, client service, credit, risk profiles, community commitment, local decision-making and its belief that the complementary cultures will facilitate the successful integration of the two companies and implementation of the transaction;

•
its review and discussions with TCFC’s management and outside advisors concerning TCFC’s due diligence examination of the operations, financial condition, credit quality, earnings, risk management and regulatory compliance programs and prospects of SHBI;

•
its knowledge of TCFC’s business, operations, regulatory and financial condition, asset quality, earnings, loan portfolio, capital and prospects both as an independent organization and as a part of a combined company with SHBI;

•
the expectation that the requisite regulatory approvals could be obtained in a timely fashion;

•
the benefits and opportunities SHBI will bring to the combined company;

•
the fact that the exchange ratio would be fixed, with no adjustment in the merger consideration to be received by TCFC shareholders as a result of possible increases or decreases in the trading price of TCFC or SHBI common stock following the announcement of the merger, which the TCFC board believed was consistent with market practice for transactions of this type and with the strategic purpose of the merger;

•
the premium to TCFC’s shareholders based on the fixed exchange ratio and the relative prices of the companies’ stock at the time of the merger announcement that affords TCFC shareholders a share of the anticipated transaction synergies at closing;

•
the fact that the implied value of the merger consideration based on the closing price of SHBI common stock as of December 13, 2022 of $44.71 for each share of TCFC common stock represented a 12.7% premium over the closing price of TCFC common stock on December 13, 2022 (the last trading day prior to the board meeting to approve the merger);

•
its expectation that, upon consummation of the merger, TCFC’s shareholders would own approximately 40% of the combined company on a fully diluted basis;

•
its expectation of an increase of more than 50% to TCFC’s shareholders in dividends per share based on anticipated dividend payments by the combined company, from the current annual

TCFC dividend of $0.70 per share to a $0.74 TCFC dividend per share in 2024 and a $0.50 annual dividend per share of SHBI in 2024 (assuming a $0.02 and $0.01 dividend per share increase annually for TCFC and SHBI, respectively, through the projection period);
•
the fact that TCFC’s shareholders will have an opportunity to vote on the approval of the merger agreement and the merger;

•
the opinion, dated December 14, 2022, of Piper Sandler to the TCFC board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of TCFC common stock of the exchange ratio in the merger, as more fully described below under “The Merger — Opinion of TCFC’s Financial Advisor” beginning on page 76;

•
including the representations and warranties of the parties, the covenants, the consideration, the circumstances under which TCFC’s board may consider a superior proposal and the absence of burdensome contingencies in the merger agreement;

•
the review of the TCFC board, with Kilpatrick Townsend, of the material terms of the merger agreement, including (i) the representations and warranties of the parties, (ii) the covenants, (ii) the TCFC board’s ability, under certain circumstances, to consider an unsolicited acquisition proposal, and (iii) the TCFC board’s ability to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal (subject to payment of a $10.5 million termination fee); and

•
its view that the two management teams have significant integration experience through various acquisitions, which can be leveraged in successfully completing the integration process.

The TCFC board also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the merger and, including, without limitation, the following:
•
the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where TCFC and SHBI operate businesses;

•
the possible diversion of management attention and resources from other strategic opportunities and operational matters while working to implement the transaction and integrate the two companies;

•
the risk of losing key employees during the pendency of the merger and thereafter;

•
the restrictions on the conduct of TCFC’s business during the period between execution of the merger agreement and the consummation of the merger, which could potentially delay or prevent TCFC from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the merger;

•
the potential effect of the merger on TCFC’s overall business, including its relationships with customers, employees, suppliers and regulators;

•
the fact that TCFC’s shareholders would not be entitled to appraisal or dissenters’ rights in connection with the merger;

•
the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

•
certain anticipated merger-related costs, which could also be higher than expected;

•
the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received or will not be received in a timely manner or may impose burdensome or unacceptable conditions that may adversely affect the anticipated operations, synergies and financial results of the combined company following the completion of the merger;

•
the potential for legal claims challenging the merger;

•
the risk that the merger may not be completed despite the combined efforts of TCFC and SHBI or that completion may be unduly delayed, including as a result of delays in obtaining the requisite regulatory approvals; and

•
the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on pages 27 and 25, respectively.

The foregoing discussion of the information and factors considered by the TCFC board is not intended to be exhaustive, but includes the material factors considered by the TCFC board. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the TCFC board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The TCFC board considered all these factors as a whole, including through discussions with, and questioning of TCFC’s management and TCFC’s outside financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.
The TCFC board realized that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding anticipated cost savings. The TCFC board concluded, however, that the potential positive factors outweigh the potential risks of completing the merger.
Certain of TCFC’s directors and executive officers have other interests in the merger that are different from, or in addition to, those of TCFC’s shareholders generally, as discussed under the section entitled “The Merger — Interests of Certain TCFC Directors and Executive Officers in the Merger” beginning on page 94. The TCFC board was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to TCFC shareholders.
It should be noted that this explanation of the reasoning of the TCFC board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 25.
Recommendation of the TCFC Board
Based on the reasons stated above, the TCFC board unanimously recommends that TCFC shareholders vote “FOR” the TCFC merger proposal, “FOR” the TCFC compensation proposal and “FOR” the TCFC adjournment proposal.
Opinion of SHBI’s Financial Advisor
SHBI engaged KBW to render financial advisory and investment banking services to SHBI, including an opinion to the SHBI board as to the fairness, from a financial point of view, to SHBI of the exchange ratio in the proposed merger. SHBI selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
As part of its engagement, representatives of KBW attended the meeting of the SHBI board held on December 14, 2022 at which the SHBI board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the SHBI board to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to SHBI. The SHBI board approved the merger agreement at this meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix B to this joint proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the SHBI board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to SHBI. It did not address the underlying business decision of SHBI to engage in the merger or enter into the merger agreement or constitute a recommendation to the SHBI board in connection with the merger, and it does not constitute a recommendation to any holder of SHBI common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of SHBI and TCFC and bearing upon the merger, including, among other things:
•
a draft of the merger agreement, dated December 13, 2022 (the most recent draft then made available to KBW);

•
the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2021 of SHBI;

•
the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022 of SHBI;

•
the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2021 of TCFC;

•
the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022 of TCFC;

•
certain regulatory filings of SHBI and TCFC and their respective subsidiaries, including, as applicable, the quarterly or semi-annual reports on Form FR Y-9C or FR Y-9SP and call reports filed with respect to each quarter during the three-year period ended December 31, 2021 as well as the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022;

•
certain other interim reports and other communications of SHBI and TCFC to their respective shareholders; and

•
other financial information concerning the respective businesses and operations of SHBI and TCFC furnished to KBW by SHBI and TCFC or which KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:
•
the historical and current financial position and results of operations of SHBI and TCFC;

•
the assets and liabilities of SHBI and TCFC;

•
the nature and terms of certain other merger transactions and business combinations in the banking industry;

•
a comparison of certain financial and stock market information of SHBI e and TCFC with similar information for certain other companies, the securities of which were publicly traded;

•
publicly available consensus “street estimates” of SHBI and TCFC, as well as assumed SHBI and TCFC long-term growth rates provided to KBW by SHBI management, all of which information was discussed with KBW by SHBI management and used and relied upon by KBW at the direction of such management and with the consent of the SHBI board; and

•
estimates regarding certain pro forma financial effects of the merger on SHBI (including, without limitation, the cost savings expected to result or be derived from the merger) that were prepared by SHBI management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the SHBI board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of SHBI and TCFC regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry.
In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon SHBI management as to the reasonableness and achievability of the publicly available consensus “street estimates” of SHBI and TCFC, the assumed SHBI and TCFC long-term growth rates, and the estimates regarding certain pro forma financial effects of the merger on SHBI (including, without limitation, the cost savings expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the SHBI and TCFC “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of SHBI management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.
It is understood that the portion of the foregoing financial information of SHBI and TCFC that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of SHBI and TCFC, was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, and the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the management of SHBI and with the consent of the SHBI board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. Among other things, such information has assumed that the ongoing COVID-19 pandemic could have an adverse impact, which was assumed to be limited, on SHBI and TCFC. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either SHBI or TCFC since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with SHBI’s consent, that the aggregate allowances for loan and lease losses for each of SHBI and TCFC are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of SHBI or TCFC, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of SHBI or TCFC under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.

KBW assumed, in all respects material to its analyses:
•
the merger and any related transactions (including, without limitation, the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the draft reviewed by KBW and referred to above), with no adjustments to the exchange ratio and with no other consideration or payments in respect of TCFC common stock;

•
the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•
each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•
there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•
in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of SHBI, TCFC or the pro forma entity or the contemplated benefits of the merger, including without limitation the cost savings expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of SHBI that SHBI relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to SHBI, TCFC, the merger and any related transaction (including the bank merger), and the merger agreement. KBW did not provide advice with respect to any such matters.
KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the merger to SHBI. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger and the actions relating to the TCFC ESOP to be taken in connection with the merger), including without limitation, the form or structure of the merger or any such related transaction, any consequences of the merger or any related transaction to SHBI, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, shareholder, other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, and the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:
•
the underlying business decision of SHBI to engage in the merger or enter into the merger agreement;

•
the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by SHBI or the SHBI board;

•
any business, operational or other plans with respect to TCFC or the pro forma entity that may be contemplated by SHBI or the SHBI board or that may be implemented by SHBI or the SHBI board subsequent to the closing of the merger;

•
the fairness of the amount or nature of any compensation to any of SHBI’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of SHBI common stock or relative to the exchange ratio;

•
the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of SHBI, TCFC or any other party to any transaction contemplated by the merger agreement;

•
the actual value of SHBI common stock to be issued in connection with the merger;

•
the prices, trading range or volume at which SHBI common stock or TCFC common stock would trade following the public announcement of the merger or the prices, trading range or volume at which SHBI common stock would trade following the consummation of the merger;

•
any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•
any legal, regulatory, accounting, tax, or similar matters relating to SHBI, TCFC or any of their respective shareholders, or relating to or arising out of or as a consequence of the merger or any other related transaction (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for U.S. federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, SHBI and TCFC. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the SHBI board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the SHBI board with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between SHBI and TCFC and the decision of SHBI to enter into the merger agreement was solely that of the SHBI board.
The following is a summary of the material financial analyses presented by KBW to the SHBI board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the SHBI board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
For purposes of the financial analyses described below, KBW utilized an indicative transaction value for the proposed merger of $44.71 per share of outstanding TCFC common stock, or approximately $254.4 million in the aggregate (inclusive of the implied value of unvested shares of TCFC restricted stock), based on the 2.3287x exchange ratio in the proposed merger and the closing price of SHBI common stock on December 13, 2022. In addition to the financial analyses described below, KBW reviewed with the SHBI board of directors for informational purposes, among other things, an implied transaction multiple for the proposed merger (based on the implied transaction value for the proposed merger of $44.71 per share of outstanding TCFC common stock) of 8.8x TCFC’s estimated 2022 earnings per share (“EPS”) using publicly available consensus “street estimates” of TCFC.

SHBI and TCFC Selected Companies Analysis.   Using publicly available information, KBW compared the financial performance, financial condition and market performance of SHBI and TCFC to 19 selected major exchange-traded banks headquartered in the Mid Atlantic with total assets between $2 billion and $5 billion and positive core return on average assets.
The selected companies were as follows:
Mid Penn Bancorp, Inc.	Citizens & Northern Corporation
The First of Long Island Corporation	Orange County Bancorp, Inc.
Arrow Financial Corporation	Citizens Financial Services, Inc.
Peoples Financial Services Corp.	Unity Bancorp, Inc.
BCB Bancorp, Inc.	Codorus Valley Bancorp, Inc.
Orrstown Financial Services, Inc.	Evans Bancorp, Inc.
ACNB Corporation	Norwood Financial Corp.
First Bank	Blue Foundry Bancorp
Chemung Financial Corporation	Capital Bancorp, Inc.
Fidelity D & D Bancorp, Inc.
To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter (“MRQ”) or latest 12 months (“LTM”) available (which, in all cases, were the periods ended September 30, 2022) or as of the end of such periods and market price information as of December 13, 2022. KBW also used 2022 and 2023 EPS estimates taken from publicly available consensus “street estimates” for both SHBI and TCFC and the selected companies to the extent publicly available (consensus “street” estimates were not publicly available for four of the selected companies). Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios (subsidiary bank level data necessary to calculate Total Capital Ratio was also not then publicly available for three of the selected companies). Certain financial data presented in the tables below may not correspond to the data presented in SHBI’s and TCFC’s historical financial statements, or the data presented under the section “The Merger — Opinion of TCFC’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of SHBI, TCFC and the selected companies:
			Selected Companies
	SHBI	TCFC	Average	Median	25th Percentile	75th Percentile
MRQ Core Return on Average Assets(1)	1.19%	1.34%	1.32%	1.29%	1.16%	1.58%
MRQ Core Return on Average Equity(1)	11.4%	16.4%	14.7%	14.5%	12.9%	18.1%
MRQ Core Return on Average Tangible Common Equity(1)	14.2%	17.5%	16.4%	16.3%	14.9%	20.5%
MRQ Net Interest Margin	3.41%	3.44%	3.76%	3.69%	3.34%	3.95%
MRQ Fee Income / Revenue(2)	16.5%	6.9%	13.8%	13.1%	9.1%	19.3%
MRQ Efficiency Ratio	55.7%	46.5%	55.9%	54.9%	62.6%	50.3%

(1)
Core income excluded extraordinary items, gains/losses on sale of securities, amortization of intangibles and non-recurring items as defined by S&P.

(2)
Excluded gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of SHBI, TCFC and, to the extent publicly available, the selected companies:
			Selected Companies
	SHBI	TCFC	Average	Median	25th Percentile	75th Percentile
Tangible Common Equity / Tangible Assets	8.52%	7.14%	8.10%	7.35%	6.83%	8.52%
Leverage Ratio	9.36%	9.56%	9.75%	9.56%	9.00%	10.04%
Total Capital Ratio	14.34%	14.30%	14.66%	14.07%	13.57%	15.30%
Loans / Deposits	79.7%	82.0%	86.5%	83.3%	79.4%	93.0%
Loan Loss Reserves / Loans	0.68%	1.26%	1.11%	1.14%	1.00%	1.18%
Nonperforming Assets / Loans + OREO	0.27%	0.39%	0.56%	0.42%	0.68%	0.27%
MRQ Net Charge-offs / Average Loans	(0.02)%	0.02%	0.14%	0.07%	0.13%	0.01%
In addition, KBW’s analysis showed the following concerning the market performance of SHBI, TCFC and, to the extent publicly available, the selected companies (excluding the impact of the 2022 and 2023 EPS multiples for one of the selected companies, which multiples were considered to be not meaningful because they were greater than 30.0x):
			Selected Companies
	SHBI	TCFC	Average	Median	25th Percentile	75th Percentile
One-Year Stock Price Change	(3.4)%	4.1%	7.1%	6.5%	(3.4)%	15.1%
One-Year Total Return	(1.0)%	6.1%	10.0%	8.3%	(0.6)%	18.7%
Year-to-Date Stock Price Change	(7.9)%	0.9%	3.1%	1.6%	(6.8)%	8.0%
Price / Tangible Book Value per Share	1.32x	1.34x	1.55x	1.53x	1.32x	1.82x
Price / 2022 EPS Estimate	11.7x	7.8x	9.5x	9.2x	8.0x	10.8x
Price / 2023 EPS Estimate	10.1x	7.4x	8.7x	8.6x	7.5x	9.8x
Dividend Yield	2.5%	1.8%	2.7%	2.8%	2.3%	3.1%
LTM Dividend Payout Ratio	36.6%	14.5%	29.6%	29.5%	23.9%	36.7%
No company used as a comparison in the above selected companies analysis is identical to SHBI or TCFC. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Selected Transactions Analysis — U.S. Bank and Thrift Transactions.   KBW reviewed publicly available information related to 14 selected U.S. bank and thrift transactions announced since January 1, 2022 with announced deal values between $150 million and $400 million.
The selected transactions were as follows:
Acquiror	Acquired Company
NBT Bancorp Inc.	Salisbury Bancorp, Inc.
Byline Bancorp, Inc.	Inland Bancorp, Inc.
Peoples Bancorp Inc.	Limestone Bancorp, Inc.
Prosperity Bancshares, Inc.	First Bancshares of Texas, Inc.
Prosperity Bancshares, Inc.	Lone Star State Bancshares, Inc.
The First Bancshares, Inc.	Heritage Southeast Bancorporation, Inc.
First Bancorp	GrandSouth Bancorporation
Brookline Bancorp, Inc.	PCSB Financial Corporation
Seacoast Banking Corporation of Florida	Drummond Banking Company

Acquiror	Acquired Company
United Community Banks, Inc.	Progress Financial Corporation
National Bank Holdings Corporation	Bancshares of Jackson Hole, Incorporated
Nicolet Bankshares, Inc.	Charter Bankshares, Inc.
Seacoast Banking Corporation of Florida	Apollo Bancshares, Inc. / Apollo Bank
Origin Bancorp, Inc.	BT Holdings, Inc.
For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction and, to the extent publicly available, the one-year forward EPS consensus “street estimates” for the acquired company at the announcement of the respective transaction:
•
Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•
Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium;

•
Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM earnings); and

•
Price per common share to estimated EPS of the acquired company for the fiscal year after the announcement of the respective transaction, referred to as Forward EPS, in the four selected transactions in which consensus “street estimates” for the acquired company were available at announcement.

KBW also reviewed the price per common share paid for the acquired company for the five selected transactions involving publicly traded acquired companies as a premium to the closing price of the acquired company one day prior to the announcement of the respective transaction (expressed as a percentage and referred to as the one day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the proposed merger based on the implied transaction value for the merger of $44.71 per outstanding share of TCFC common stock and using historical financial information for TCFC as of or for the 12-month period ended September 30, 2022, TCFC’s 2023 EPS estimate taken from publicly available consensus “street estimates” for TCFC and the closing price of TCFC common stock on December 13, 2022.
The results of the analysis are set forth in the following table:
		Selected Transactions
	SHBI / TCFC	25th Percentile	Median	Average	75th Percentile
Price / Tangible Book Value per Share	1.51x	1.62x	1.74x	1.70x	1.87x
Core Deposit Premium	4.4%	7.0%	8.4%	7.8%	9.1%
Price / LTM EPS	9.3x	12.6x	13.8x	15.2x	18.7x
Price / FWD EPS	8.4x	10.6x	11.4x	13.2x	14.0x
One-Day Market Premium	12.7%	13.9%	14.3%	22.6%	32.0%
No company or transaction used as a comparison in the above selected transaction analysis is identical to TCFC or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Selected Transactions Analysis — Mergers of Equals (“MOE”).   KBW reviewed publicly available information related to seven selected U.S. bank and thrift transactions announced since January 1, 2021 with announced deal values between $100 million and $2.0 billion and pro forma ownership of the acquired company’s shareholders in the combined company greater than 35%.
The selected transactions were as follows:
Acquiror	Acquired Company
Provident Financial Services, Inc.	Lakeland Bancorp, Inc.
CBTX, Inc.	Allegiance Bancshares, Inc.
First Interstate BancSystem, Inc.	Great Western Bancorp, Inc.
Old Second Bancorp, Inc.	West Suburban Bancorp, Inc.
First Bancorp	Select Bancorp, Inc.
Peoples Bancorp, Inc.	Premier Financial Bancorp, Inc.
Shore Bancshares, Inc.	Severn Bancorp, Inc.
For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction and, to the extent publicly available, the one-year forward EPS consensus “street estimates” for the acquired company at the announcement of the respective transaction:
•
Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•
Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium;

•
Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM earnings); and

•
Price per common share to estimated Forward EPS of the acquired company in the three selected transactions in which consensus “street estimates” for the acquired company were available at announcement.

KBW also reviewed the price per common share paid for the acquired company as a premium to the closing price of the acquired company one day prior to the announcement of the respective transaction (expressed as a percentage and referred to as the one day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the proposed merger based on the implied transaction value for the merger of $44.71 per outstanding share of TCFC common stock and using historical financial information for TCFC as of or for the 12-month period ended September 30, 2022, TCFC’s 2023 EPS estimate taken from publicly available consensus “street estimates” for TCFC and the closing price of TCFC common stock on December 13, 2022.
The results of the analysis are set forth in the following table:
		Selected Transactions
	SHBI / TCFC	25th Percentile	Median	Average	75th Percentile
Price / Tangible Book Value per Share	1.51x	1.36x	1.52x	1.51x	1.62x
Core Deposit Premium	4.4%	5.5%	5.8%	6.9%	9.2%
Price / LTM EPS	9.3x	12.3x	12.9x	15.5x	18.1x
Price / FWD EPS	8.4x	11.2x	12.7x	12.7x	14.2x
One-Day Market Premium	12.7%	6.6%	18.3%	18.1%	26.6%

No company or transaction used as a comparison in the above selected transaction analysis is identical to TCFC or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Relative Contribution Analysis.   KBW analyzed the relative standalone contribution of SHBI and TCFC to various pro forma balance sheet and income statement items and the combined market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet data for SHBI and TCFC as of September 30, 2022 (ii) publicly available consensus “street estimates” for SHBI and TCFC, and (iii) market price information as of December 13, 2022. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the respective implied pro forma ownership percentages of SHBI shareholders and TCFC shareholders in the combined company based on the 2.3287x exchange ratio provided for in the merger agreement:
	SHBI % of Total	TCFC % of Total
Ownership at 2.3287x merger exchange ratio:	60%	40%
Market Capitalization:
Pre-Deal Market Capitalization	63%	37%
Balance Sheet:
Assets	59%	41%
Gross Loans Held For Investment	58%	42%
Deposits	59%	41%
Tangible Common Equity	63%	37%
Income Statement:
2022 Estimated Earnings	53%	47%
2023 Estimated Earnings	56%	44%
2024 Estimated Earnings	55%	45%
Financial Impact Analysis.   KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of SHBI and TCFC. Using (i) closing balance sheet estimates assumed as of June 30, 2023 for SHBI and TCFC taken from publicly available consensus “street estimates,” (ii) publicly available 2023 and 2024 EPS consensus “street estimates” for SHBI and TCFC and assumed long-term EPS growth rates for SHBI and TCFC provided by SHBI management, and (iii) pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by SHBI management, KBW analyzed the potential financial impact of the merger on certain projected financial results of SHBI. This analysis indicated the merger could be accretive to SHBI’s estimated 2023 EPS and estimated 2024 EPS and could be dilutive to SHBI’s estimated tangible book value per share at closing assumed as of June 30, 2023. Furthermore, the analysis indicated that, pro forma for the merger, each of SHBI’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing assumed as of June 30, 2023 could be lower. For all of the above analysis, the actual results achieved by SHBI following the merger may vary from the projected results, and the variations may be material.
SHBI Dividend Discount Model Analysis.   KBW performed a dividend discount model analysis of SHBI to estimate a range for the implied equity value of SHBI. In this analysis, KBW used publicly available consensus “street estimates” for SHBI and assumed long-term growth rates for SHBI provided by SHBI management, and KBW assumed discount rates ranging from 10.0% to 12.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that SHBI could generate over the period from June 30, 2023 through December 31, 2027 as a standalone company, and (ii) the present value of SHBI’s implied terminal value at the end of such period. KBW assumed that

SHBI would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of SHBI, KBW applied a range of 8.0x to 11.0x SHBI’s estimated 2028 earnings. This dividend discount model analysis resulted in a range of implied values per share of SHBI common stock of $18.26 to $24.10.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing discounted cash flow analysis did not purport to be indicative of the actual values or expected values of SHBI or the pro forma combined entity.
TCFC Dividend Discount Model Analysis.   KBW performed a dividend discount model analysis of TCFC to estimate a range for the implied equity value of TCFC. In this analysis, KBW used publicly available consensus “street estimates” of TCFC and assumed long-term growth rates for TCFC provided by SHBI management, and KBW assumed discount rates ranging from 11.0% to 13.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that TCFC could generate over the period from June 30, 2023 through December 31, 2027 as a standalone company, and (ii) the present value of TCFC’s implied terminal value at the end of such period. KBW assumed that TCFC would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of TCFC, KBW applied a range of 8.0x to 11.0x TCFC’s estimated 2028 earnings. This dividend discount model analysis resulted in a range of implied values per share of TCFC common stock of $44.72 to $60.61.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing discounted cash flow analysis did not purport to be indicative of the actual values or expected values of TCFC or the pro forma combined company.
Illustrative Pro Forma Combined Dividend Discount Model Analysis.   KBW performed an illustrative dividend discount model analysis of the pro forma combined entity. In this analysis, KBW used publicly available consensus “street estimates” for SHBI and TCFC, assumed long-term growth rates for SHBI and TCFC provided by SHBI management and pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by SHBI management, and KBW assumed discount rates ranging from 10.0% to 12.0%. An illustrative range for the implied equity value of the pro forma combined entity was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma combined company could generate over the period from June 30, 2023 through December 31, 2027, and (ii) the present value of the pro forma combined entity’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. KBW assumed that the pro forma combined entity would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values of the pro forma combined entity, KBW applied a range of 8.0x to 11.0x the pro forma combined entity’s estimated 2028 earnings. This dividend discount model analysis resulted in an illustrative range of implied values of SHBI common stock of $22.31 to $29.84.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing discounted cash flow analysis did not purport to be indicative of the actual values or expected values of SHBI, TCFC or the pro forma combined entity.
Miscellaneous.   KBW acted as financial advisor to SHBI in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to an existing sales and trading relationship between SHBI and a KBW broker-dealer affiliate), may from time to time purchase securities from, and sell securities to, SHBI and TCFC. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of SHBI or TCFC for its and their own respective accounts and for the accounts of its and their respective customers and clients.
Pursuant to the KBW engagement agreement, SHBI has agreed to pay KBW a cash fee equal to 1.00% of the aggregate merger consideration, $400,000 of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the consummation of the merger. SHBI also has agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, in the two years preceding the date of the opinion, KBW did not provide investment banking or financial advisory services to SHBI. In the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to TCFC. KBW may in the future provide investment banking and financial advisory services to SHBI or TCFC and receive compensation for such services.
Opinion of TCFC’s Financial Advisor
TCFC retained Piper Sandler to act as financial advisor to the TCFC board in connection with TCFC’s consideration of a possible business combination with SHBI. TCFC selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
Piper Sandler acted as financial advisor to the TCFC board in connection with the proposed merger. At the December 14, 2022 meeting at which the TCFC’s board considered the merger and the merger agreement, Piper Sandler delivered to the TCFC board its oral opinion, which was subsequently confirmed in writing on December 14, 2022, to the effect that, as of such date, the exchange ratio was fair to the holders of TCFC’s common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Appendix C to this joint proxy statement. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of TCFC common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.
Piper Sandler’s opinion was directed to the TCFC board in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any TCFC shareholder as to how any such shareholder should vote at the TCFC special meeting. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of TCFC common stock and did not address the underlying business decision of TCFC to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for TCFC or the effect of any other transaction in which TCFC might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of TCFC or SHBI, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.
In connection with its opinion, Piper Sandler reviewed and considered, among other things:
•
an execution version of the merger agreement;

•
certain publicly available financial statements and other historical financial information of TCFC that Piper Sandler deemed relevant;

•
certain publicly available financial statements and other historical financial information of SHBI that Piper Sandler deemed relevant;

•
internal net income projections for TCFC for the quarter ending December 31, 2022 and for the year ending December 31, 2023 with long-term annual growth rates for the years ending

December 31, 2024 through December 31, 2026 and estimated dividends per share for TCFC for the quarter ending December 31, 2022 and for the years ending December 31, 2023 through December 31, 2026, as provided by the senior management of TCFC;
•
publicly available median analyst net income and dividends per share estimates for SHBI for the quarter ending December 31, 2022 and for the years ending December 31, 2023 and December 31, 2024, as well as a long-term annual earnings per share growth rate and estimated dividends per share for SHBI for the years ending December 31, 2025 and December 31, 2026, as provided by the senior management of SHBI;

•
the relative contributions of assets, liabilities, equity and earnings of TCFC and SHBI to the combined entity;

•
the publicly reported historical price and trading activity for TCFC common stock and SHBI common stock, including a comparison of certain stock market information for TCFC common stock and SHBI common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•
the pro forma financial impact of the merger on the combined company based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for current expected credit losses (“CECL”) accounting standards, as provided by the senior management of SHBI;

•
the publicly reported historical price and trading activity for TCFC common stock and SHBI common stock, including a comparison of certain stock trading information for TCFC common stock, SHBI common stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded;

•
a comparison of certain financial and market information for TCFC and SHBI with similar financial institutions for which information is publicly available;

•
the financial and non-financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available;

•
the current market environment generally and the banking environment in particular; and

•
such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

Piper Sandler also discussed with certain members of the senior management of TCFC and its representatives the business, financial condition, results of operations and prospects of TCFC and held similar discussions with certain members of the senior management of SHBI and its representatives regarding the business, financial condition, results of operations and prospects of SHBI.
In performing its review, Piper Sandler relied upon the accuracy and completeness of all the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by TCFC or SHBI or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective managements of TCFC and SHBI that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of TCFC or SHBI, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of TCFC or SHBI. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of TCFC or SHBI, or of the combined company after the merger, and Piper Sandler did not review any individual credit files relating to TCFC or SHBI or any of their respective subsidiaries. Piper Sandler assumed, with TCFC’s consent, that the respective allowances for loan losses for both TCFC and SHBI were adequate to cover such losses and would be adequate on a pro forma basis for the combined company.
In preparing its analyses, Piper Sandler used internal net income projections for TCFC for the quarter ending December 31, 2022 and for the year ending December 31, 2023 with long-term annual growth rates for the years ending December 31, 2024 through December 31, 2026 and estimated dividends per share for TCFC for the quarter ending December 31, 2022 and for the years ending December 31, 2023 through December 31, 2026, as provided by the senior management of TCFC. In addition, Piper Sandler used publicly available median analyst net income and dividends per share estimates for SHBI for the quarter ending December 31, 2022 and for the years ending December 31, 2023 and December 31, 2024, as well as a long-term annual earnings per share growth rate and estimated dividends per share for SHBI for the years ending December 31, 2025 and December 31, 2026, as provided by the senior management of SHBI. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for CECL accounting standards, as provided by the senior management of SHBI. With respect to the foregoing information, the respective senior managements of TCFC and SHBI confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available analyst estimates referenced above, were consistent with) the best currently available projections, estimates and judgements of senior management as to the future financial performance of TCFC and SHBI, respectively, and Piper Sandler assumed that the financial results reflected in such information would be achieved. Piper Sandler expressed no opinion as to such projections, estimates or judgements, or the assumptions on which they were based. Piper Sandler also assumed that there had been no material change in TCFC’s or SHBI’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analyses that TCFC and SHBI would remain as going concerns for all periods relevant to its analyses.
Piper Sandler also assumed, with TCFC’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements required to effect the merger, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on TCFC, SHBI, the merger or any related transactions and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with TCFC’s consent, Piper Sandler relied upon the advice that TCFC received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.
Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of TCFC common stock or SHBI common stock at any time or what the value of SHBI common stock would be once it is actually received by the holders of TCFC common stock.
In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to the TCFC board, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to TCFC or SHBI and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of TCFC and SHBI and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the exchange ratio to the holders of TCFC common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.
In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of TCFC, SHBI and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the TCFC board at its December 14, 2022 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of TCFC common stock or SHBI common stock or the prices at which TCFC or SHBI common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by the TCFC board in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the TCFC board with respect to the fairness of the exchange ratio.
Summary of Proposed Merger Consideration and Implied Transaction Metrics.
Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time each share of TCFC common stock issued and outstanding immediately prior to the effective time, except for certain shares as set forth in the merger agreement, shall be canceled and converted into the right to receive 2.3287 shares of SHBI common stock. Piper Sandler calculated an aggregate implied transaction value of approximately $257.95 million and an implied purchase price per share of $45.34 consisting of the implied value of 5,645,749 shares of TCFC common stock and 43,382 TCFC restricted share units based on the closing price of SHBI common stock on December 12, 2022. Based upon financial information for TCFC as of or for the last 12 months (“LTM”) ended September 30, 2022, and the closing price of TCFC’s common stock on December 12, 2022, Piper Sandler calculated the following implied transaction metrics:
Transaction Price Per Share / Tangible Book Value Per Share	153%
Transaction Price Per Share / LTM EPS	9.4x
Transaction Price Per Share / 2022E Management Forecast(1)	9.1x
Transaction Price Per Share / 2023E Management Forecast(1)	7.8x
Tangible Book Premium / Core Deposits (CDs >$100K)(2)	4.5%
Tangible Book Premium / Core Deposits (CDs >$250K)(3)	4.4%
Market Premium as of December 12, 2022	13.8%

(1)
As provided by TCFC senior management

(2)
Core deposits defined as total deposits less time deposits with balances greater than $100,000

(3)
Core deposits defined as total deposits less time deposits with balances greater than $250,000

Contribution Analysis.
Piper Sandler reviewed the relative contribution of TCFC and SHBI to the pro forma balance sheet and income of the combined entity. This analysis excluded mark-to-market and other transaction-related adjustments. The results of this analysis are set forth in the following table, which also compares the results of this analysis with the implied pro forma ownership percentages of TCFC shareholders and SHBI shareholders in the combined company:
$ value in millions(1)	TCFC		SHBI
	$	%	$	%
Balance Sheet
Total Assets	$2,360	40.6%	$3,447	59.4%
Gross Loans	$1,744	42.0%	$2,410	58.0%
Total Deposits	$2,127	41.4%	$3,015	58.6%
Total Non-Interest Bearing Deposits	$647	42.0%	$894	58.0%
Total Equity	$179	33.4%	$357	66.6%
Tangible Common Equity	$168	36.8%	$288	63.2%
Income Statement
2022E Net Income	$28.3	46.5%	$32.6	53.5%
2023E Net Income	$32.8	46.5%	$37.8	53.5%
Other
Market Capitalization	$225	36.8%	$387	63.2%

(1)
Financial data as of September 30, 2022; market data as of December 12, 2022

Stock Trading History.
Piper Sandler reviewed the publicly available historical reported trading prices of TCFC common stock and SHBI common stock for the one-year and three-year periods ended December 12, 2022. Piper Sandler then compared the relationship between the movements in the price of TCFC common stock and SHBI common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.
TCFC’s One-Year Stock Performance
	Beginning Value December 12, 2021	Ending Value December 12, 2022
TCFC	100%	104.0%
TCFC Peer Group	100%	99.7%
S&P 500 Index	100%	84.7%
NASDAQ Bank Index	100%	84.3%
TCFC’s Three-Year Stock Performance
	Beginning Value December 12, 2019	Ending Value December 12, 2022
TCFC	100%	115.6%
TCFC Peer Group	100%	106.7%
S&P 500 Index	100%	125.9%
NASDAQ Bank Index	100%	104.2%

SHBI’s One-Year Stock Performance
	Beginning Value December 12, 2021	Ending Value December 12, 2022
SHBI	100%	97.1%
SHBI Peer Group	100%	104.4%
S&P 500 Index	100%	84.7%
NASDAQ Bank Index	100%	84.3%
SHBI’s Three-Year Stock Performance
	Beginning Value December 12, 2019	Ending Value December 12, 2022
SHBI	100%	114.1%
SHBI Peer Group	100%	107.2%
S&P 500 Index	100%	125.9%
NASDAQ Bank Index	100%	104.2%
Comparable Company Analyses.
Piper Sandler used publicly available information to compare selected financial information for TCFC with a group of financial institutions selected by Piper Sandler. The TCFC peer group included banks headquartered in Washington D.C., Maryland and Virginia with total assets between $1.5 billion and $3.5 billion, but excluded publicly announced merger targets and mutual holding companies (the “TCFC peer group”). The TCFC peer group consisted of the following companies:
American National Bankshares Inc.	John Marshall Bancorp, Inc.
Blue Ridge Bankshares, Inc.	MainStreet Bancshares, Inc.
C&F Financial Corporation	National Bankshares, Inc.
Capital Bancorp, Inc.	Partners Bancorp
First Community Bankshares, Inc.	Primis Financial Corp.
First United Corporation	Shore Bancshares, Inc.
FVCBankcorp, Inc.	Virginia National Bankshares Corp.
The analysis compared publicly available financial information for TCFC with corresponding data for the TCFC peer group as of or for the year ended September 30, 2022 (unless otherwise noted) with pricing data as of December 12, 2022. The table below sets forth the data for TCFC and the median, mean, low and high data for the TCFC peer group. Certain financial data prepared by Piper Sandler, as referenced in the table presented below, may not correspond to the data presented in TCFC’s historical financial statements, as a result of the different periods, assumptions and methods used by Piper Sandler to compute the financial data presented.
TCFC Comparable Company Analysis
	TCFC	TCFC Peer Group Median	TCFC Peer Group Mean	TCFC Peer Group Low	TCFC Peer Group High
Total assets ($mm)	2,360	2,255	2,393	1,651	3,447
Loans / Deposits (%)	82.0	84.1	82.7	54.3	101.1
Non-performing assets(1) / Total assets (%)	0.28	0.22	0.33	0.00	1.15
Tangible common equity/Tangible assets (%)	7.14	8.00	7.97	6.28	10.65
Tier 1 Leverage Ratio (%)(2)	9.56	10.02	10.37	8.69	14.01
Total RBC Ratio (%)(3)	14.30	15.40	15.18	12.36	18.26

	TCFC	TCFC Peer Group Median	TCFC Peer Group Mean	TCFC Peer Group Low	TCFC Peer Group High
CRE / Total RBC Ratio (%)(4)	373.4	273.6	268.4	177.7	391.0
LTM Return on average assets (%)	1.19	1.27	1.22	0.65	2.09
LTM Return on average equity (%)	13.86	12.68	12.51	5.45	20.86
LTM Net interest margin (%)	3.24	3.23	3.61	2.79	6.90
LTM Efficiency ratio (%)	48.2	58.9	58.7	44.6	70.1
Price/Tangible book value (%)	134	140	153	105	222
Price/LTM Earnings per share (x)	8.3	10.6	10.6	5.0	14.9
Current Dividend Yield (%)	1.8	3.0	2.4	0.0	3.9
Market value ($mm)	225	266	290	128	584

(1)
Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned

(2)
Bank level data for BRBS, FVCB, MNSB, PTRS

(3)
Bank level data for BRBS, FVCB, MNSB, PTRS

(4)
Bank level data for BRBS, CFFI, JMSB, FVCB, CBNK, MNSB, VABK, NKSH, PTRS and TCFC

Piper Sandler used publicly available information to perform a similar analysis for SHBI by comparing selected financial information for SHBI with a group of financial institutions selected by Piper Sandler. The SHBI peer group included banks headquartered in Washington D.C., Maryland, Virginia and Delaware with total assets between $2.0 billion and $5.0 billion, but excluded publicly announced merger targets and mutual holding companies (the “SHBI peer group”). The SHBI peer group consisted of the following companies:
American National Bankshares Inc.	First Community Bankshares, Inc.
Blue Ridge Bankshares, Inc.	FVCBankcorp, Inc.
Burke & Herbert Financial Services Corp.	John Marshall Bancorp, Inc.
C&F Financial Corporation	Primis Financial Corp.
Capital Bancorp, Inc.	The Community Financial Corporation
Carter Bankshares, Inc.
The analysis compared publicly available financial information for SHBI with corresponding data for the SHBI peer group as of or for the year ended September 30, 2022 (unless otherwise noted) with pricing data as of December 12, 2022. The table below sets forth the data for SHBI and the median, mean, low and high data for the SHBI peer group. Certain financial data prepared by Piper Sandler, as referenced in the table presented below, may not correspond to the data presented in SHBI’s historical financial statements, as a result of the different periods, assumptions and methods used by Piper Sandler to compute the financial data presented.
SHBI Comparable Company Analysis
	SHBI	SHBI Peer Group Median	SHBI Peer Group Mean	SHBI Peer Group Low	SHBI Peer Group High
Total assets ($mm)	3,447	2,880	2,844	2,009	4,114
Loans / Deposits (%)	79.7	83.6	84.2	58.8	101.1
Non-performing assets(1) / Total assets (%)	0.19	0.28	0.38	0.02	1.15
Tangible common equity/Tangible assets (%)	8.52	7.65	8.18	6.83	10.65
Tier 1 Leverage Ratio (%)(2)	9.36	10.11	10.23	9.43	11.31

	SHBI	SHBI Peer Group Median	SHBI Peer Group Mean	SHBI Peer Group Low	SHBI Peer Group High
Total RBC Ratio (%)(3)	14.34	14.34	15.05	12.36	19.18
CRE / Total RBC Ratio (%)(4)	276.4	288.5	297.1	194.1	402.5
LTM Return on average assets (%)	0.76	1.19	1.23	0.67	2.09
LTM Return on average equity (%)	7.47	12.44	12.48	5.45	20.86
LTM Net interest margin (%)	3.05	3.24	3.68	2.88	6.90
LTM Efficiency ratio (%)	61.3	61.8	59.4	44.6	70.1
Price/Tangible book value (%)	134	145	157	105	211
Price/LTM Earnings per share (x)	14.9	10.7	10.8	7.5	13.6
Current Dividend Yield (%)	2.5	2.7	2.0	0.0	3.6
Market value ($mm)	387	338	359	213	584

(1)
Nonperforming assets include nonaccrual loans and leases and foreclosed or repossessed assets; excludes TDRs

(2)
Bank level data shown for BRBS and FVCB

(3)
Bank level data shown for BRBS and FVCB

(4)
Bank level data shown for BHRB, BRBS, TCFC, CFFI, JMSB, FVCB, and CBNK

Analysis of Precedent Transactions.
Piper Sandler reviewed a group of recent merger and acquisition transactions. The group consisted of nationwide bank and thrift merger of equals transactions, as defined by S&P Capital IQ Pro, for publicly traded banks and thrifts with deal value less than $500 million announced from January 1, 2018 through December 12, 2022, but excluded the CCF Holding Company, Heritage Bancorporation, Inc. and Providence Bank transaction due to it being a three-party combination and excluded terminated transactions (the “nationwide precedent transactions”).
The nationwide precedent transactions group was composed of the following transactions:
Larger Entity	Smaller Entity
GNB Financial Services Inc.(1)	LINKBANCORP Inc.
Virginia National Bankshares	Fauquier Bankshares
Broadway Financial Corp	CFBanc Corp.
Blue Ridge Bankshares	Bay Banks of Virginia
Dime Community(1)	Bridge Bancorp
ChoiceOne Financial	County Bank Corp
Delmar Bancorp	Virginia Partners

(1)
Reverse merger-of-equals

Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: deal value and 1-day market premium. Piper Sandler compared the indicated transaction metrics for the merger to the median, mean, low and high metrics of the nationwide precedent transactions group.
	SHBI/ TCFC	Nationwide Precedent Transactions
		Median	Mean	Low	High
Deal Value ($M)	258	63	129	40	498
1-Day Market Premium (%)	13.8	10.0	9.8	-2.2	21.4

Net Present Value Analyses.
Piper Sandler performed an analysis that estimated the net present value of a share of TCFC common stock assuming TCFC performed in accordance with internal net income projections for TCFC for the quarter ending December 31, 2022 and for the year ending December 31, 2023 with long-term annual growth rates for the years ending December 31, 2024 through December 31, 2026 and estimated dividends per share for TCFC for the quarter ending December 31 2022 and for the years ending December 31, 2023 through December 31, 2026, as provided by the senior management of TCFC. To approximate the terminal value of a share of TCFC common stock at December 31, 2026, Piper Sandler applied price to 2026 earnings multiples ranging from 8.5x to 13.5x and multiples of 2026 tangible book value ranging from 125% to 200%. The terminal values were then discounted to present values using different discount rates ranging from 10% to 14%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of TCFC common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of TCFC common stock of $38.73 to $69.87 when applying multiples of earnings and $41.22 to $75.02 when applying multiples of tangible book value.
Earnings Per Share Multiples
Discount Rate	8.5x	9.5x	10.5x	11.5x	12.5x	13.5x
10.00%	$44.91	$49.90	$54.89	$59.89	$64.88	$69.87
11.00%	$43.26	$48.06	$52.86	$57.67	$62.47	$67.27
12.00%	$41.68	$46.30	$50.92	$55.55	$60.17	$64.79
13.00%	$40.17	$44.62	$49.07	$53.52	$57.98	$62.43
14.00%	$38.73	$43.02	$47.30	$51.59	$55.88	$60.17
Tangible Book Value Per Share Multiples
Discount Rate	125%	140%	155%	170%	185%	200%
10.00%	$47.82	$53.26	$58.70	$64.14	$69.58	$75.02
11.00%	$46.05	$51.29	$56.52	$61.76	$66.99	$72.23
12.00%	$44.37	$49.41	$54.45	$59.49	$64.52	$69.56
13.00%	$42.76	$47.61	$52.46	$57.32	$62.17	$67.02
14.00%	$41.22	$45.90	$50.57	$55.25	$59.92	$64.59
Piper Sandler also considered and discussed with the TCFC board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming TCFC’s earnings varied from 20% above projections to 20% below projections. This analysis resulted in the following range of per share values for TCFC’s common stock, applying the price to 2026 earnings multiples range of 8.5x to 13.5x referred to above and a discount rate of 12.04%.
Earnings Per Share Multiples
Annual Estimate Variance	8.5x	9.5x	10.5x	11.5x	12.5x	13.5x
(20.0)%	$33.77	$37.46	$41.15	$44.85	$48.54	$52.23
(10.0)%	$37.69	$41.84	$46.00	$50.15	$54.31	$58.46
0.0%	$41.61	$46.23	$50.85	$55.46	$60.08	$64.70
10.0%	$45.54	$50.62	$55.69	$60.77	$65.85	$70.93
20.0%	$49.46	$55.00	$60.54	$66.08	$71.62	$77.16
Piper Sandler also performed an analysis that estimated the net present value per share of SHBI common stock, assuming SHBI performed in accordance with publicly available median analyst net income and dividends per share estimates for SHBI for the quarter ending December 31, 2022 and for the years ending December 31, 2023 and December 31, 2024, as well as a long-term annual earnings per share growth rate and estimated dividends per share for SHBI for the years ending December 31, 2025 and December 31, 2026, as provided by the senior management of SHBI. To approximate the terminal value of a share of SHBI common stock at December 31, 2026, Piper Sandler applied price to 2026 earnings multiples ranging from 9.0x to 14.0x and multiples of 2026 tangible book value ranging from 130% to 180%. The terminal values were then discounted to present values using different discount rates ranging from 10% to 14%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of SHBI common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of SHBI common stock of $12.77 to $22.02 when applying multiples of earnings and $16.94 to $26.50 when applying multiples of tangible book value.
Earnings Per Share Multiples
Discount Rate	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
10.00%	$14.76	$16.21	$17.66	$19.11	$20.56	$22.02
11.00%	$14.22	$15.62	$17.02	$18.42	$19.81	$21.21
12.00%	$13.72	$15.06	$16.41	$17.75	$19.10	$20.44
13.00%	$13.23	$14.53	$15.83	$17.12	$18.42	$19.71
14.00%	$12.77	$14.02	$15.27	$16.52	$17.76	$19.01
Tangible Book Value Per Share Multiples
Discount Rate	130%	140%	150%	160%	170%	180%
10.00%	$19.61	$20.99	$22.37	$23.74	$25.12	$26.50
11.00%	$18.89	$20.22	$21.55	$22.88	$24.20	$25.53
12.00%	$18.21	$19.49	$20.77	$22.05	$23.32	$24.60
13.00%	$17.56	$18.79	$20.02	$21.25	$22.48	$23.71
14.00%	$16.94	$18.13	$19.31	$20.50	$21.68	$22.87
Piper Sandler also considered and discussed with the TCFC board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming SHBI’s earnings varied from 20% above estimates to 20% below estimates. This analysis resulted in the following range of per share values for SHBI common stock, applying the price to 2026 earnings multiples range of 9.0x to 14.0x referred to above and a discount rate of 12.04%.
Earnings Per Share Multiples
Annual Estimate Variance	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
(20.0)%	$11.28	$12.36	$13.43	$14.50	$15.58	$16.65
(10.0)%	$12.49	$13.70	$14.91	$16.12	$17.32	$18.53
0.0%	$13.70	$15.04	$16.38	$17.73	$19.07	$20.41
10.0%	$14.91	$16.38	$17.86	$19.34	$20.82	$22.29
20.0%	$16.12	$17.73	$19.34	$20.95	$22.56	$24.17
Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Pro Forma Transaction Analysis.
Piper Sandler analyzed certain potential pro forma effects of the merger on SHBI assuming the transaction closes June 30, 2023. Piper Sandler utilized the following information and assumptions

(i) internal net income projections for TCFC for the quarter ending December 31, 2022 and for the year ending December 31, 2023 with long-term annual growth rates for the years ending December 31, 2024 through December 31, 2026 and estimated dividends per share for TCFC for the quarter ending December 31 2022 and for the years ending December 31, 2023 through December 31, 2026, as provided by TCFC management, (ii) publicly available median analyst net income and dividends per share estimates for SHBI for the quarter ending December 31, 2022 and for the years ending December 31, 2023 and December 31, 2024, as well as a long-term annual earnings per share growth rate and estimated dividends per share for SHBI for the years ending December 31, 2025 and December 31, 2026, as provided by SHBI management, and (iii) certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for CECL accounting standards, as provided by the senior management of SHBI. The analysis indicated that the transaction could be accretive to SHBI’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending 2023 through 2026 and dilutive to SHBI’s estimated tangible book value per share at close through 2024.
In connection with this analysis, Piper Sandler considered and discussed with the TCFC board how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.
Piper Sandler’s Relationship.
Piper Sandler is acting as TCFC’s financial advisor in connection with the merger and will receive a fee for such services in an amount equal to approximately 1.36% of the aggregate purchase price, which fee is contingent upon the closing of the merger. At the time of announcement of the merger Piper Sandler’s fee was approximately $3.51 million. Piper Sandler also received a $250,000 fee from TCFC upon rendering its opinion, which opinion fee will be credited in full towards the transaction fee which will become payable to Piper Sandler upon closing of the merger. TCFC has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement. Piper Sandler did not provide any other investment banking services to TCFC in the two years preceding the date of its opinion. Piper Sandler did not provide any investment banking services to SHBI in the two years preceding the date of its opinion. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to TCFC and SHBI and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of TCFC and SHBI for its own account and for the accounts of its customers.
Certain Unaudited Prospective Financial Information
SHBI and TCFC do not, as a matter of course, publicly disclose forecasts or internal projections as to their future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain financial measures for the current year and certain future years in their respective earnings conference calls, investor conference presentations and other investor materials.
However, in connection with the merger, SHBI and TCFC senior management prepared or approved for use certain unaudited prospective financial information (which we refer to collectively as the “prospective financial information”) with respect to SHBI and TCFC on a standalone basis and without giving effect to the merger (except as expressly set forth below under the section entitled “— Certain Estimated Synergies Attributable to the Merger”), which was provided to and used by KBW (SHBI’s financial advisor) and Piper Sandler (TCFC’s financial advisor) for the purpose of performing financial analyses in connection with their respective opinions, as described in this joint proxy statement/prospectus under the sections entitled “The Merger — Opinion of SHBI’s Financial Advisor” and “The Merger — Opinion of TCFC’s Financial Advisor” beginning on pages 65 and 76, respectively, and also considered by the boards of directors of SHBI and TCFC in connection with their respective evaluations of the merger. A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing SHBI shareholders and TCFC shareholders access to certain nonpublic information made available to SHBI and TCFC and their respective boards and financial advisors.

The prospective financial information was prepared in good faith and on a reasonable basis based on the best information available to the preparers at the time of its preparation. However, there can be no assurance that the forecasts or projections will be realized, and actual results may vary materially from those shown in the prospective financial information. Neither SHBI nor TCFC endorses the prospective financial information as necessarily predictive of actual future results.
Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by SHBI and TCFC senior management, as applicable, at the time such prospective financial information was prepared or approved for the financial advisors to use. The prospective financial information represents SHBI senior management’s evaluation of SHBI’s expected future financial performance on a stand-alone basis and TCFC senior management’s evaluation of TCFC’s expected future financial performance on a stand-alone basis, without reference to the merger. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which SHBI and TCFC operate and the risks and uncertainties described under the sections entitled “Risk Factors” beginning on page 27 of this joint proxy statement/prospectus and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 25 of this joint proxy statement/prospectus and in the reports that SHBI and TCFC file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of SHBI and TCFC and will be beyond the control of the combined company following the completion of the merger. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of SHBI or TCFC could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that SHBI, TCFC or their respective boards or advisors considered, or now consider, this prospective financial information to be material information to any SHBI shareholders or TCFC shareholders, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information.
This information should not be construed as financial guidance and it should not be relied on as such. This information was prepared solely for internal use (except for publicly available median analyst consensus “street estimates”) and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change. Except as expressly set forth below under the section entitled “— Certain Estimated Synergies Attributable to the Merger,” the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on SHBI or TCFC of the merger, and does not attempt to predict or suggest actual future results of the combined company following the completion of the merger or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on SHBI or TCFC of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. The prospective financial information, including the publicly available mean analyst estimates and estimated growth rates, as well as the other financial information included or incorporated by reference in this joint proxy statement/prospectus was prepared prior to the recent failures of SVB and Signature, which has caused volatility in the financial markets and has contributed to a significant drop in the trading price of SHBI common stock and TCFC common stock. Uncertainty remains with respect to the health of the U.S. banking system, particularly around liquidity, uninsured deposits and deposit concentration and such uncertainty and potential future volatility are not reflected in the prospective financial information. Continued financial market volatility and uncertainty will largely depend on future developments, which SHBI and TCFC cannot accurately predict or control, including actions taken by federal banking agencies, and reactions by companies, consumers, investors, governmental entities and financial markets to such actions. The prospective financial information and such other information and the underlying assumptions do not reflect any of these effects, changes or developments on SHBI, TCFC or the combined company, the ultimate impact of which on SHBI, TCFC and the combined company is beyond the control of SHBI, TCFC and the combined company and cannot be accurately predicted as of the date of this joint proxy statement/prospectus. For a description of certain of the risks that these effects, changes and developments may have on SHBI, TCFC, or the combined company, see the section entitled “Risk Factors” beginning on page 27. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.
The prospective financial information was prepared separately using, in some cases, different assumptions, and is not intended to be added together. Adding the prospective financial information together for the two companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.
By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither SHBI nor TCFC nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of SHBI or TCFC compared to the information contained in the prospective financial information. Neither SHBI, TCFC nor, after completion of the merger, the combined company undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.
The prospective financial information summarized in this section is not being included in this joint proxy statement/prospectus in order to induce any SHBI shareholder to vote in favor of the SHBI merger and share issuance proposal or the SHBI adjournment proposal or to induce any TCFC shareholder to vote in favor of the TCFC merger proposal, the TCFC compensation proposal or the TCFC adjournment proposal.
The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.
Subject to the above, the prospective financial information included in this section has been provided by SHBI’s management and TCFC’s management as described in this section. None of Yount, Hyde & Barbour, P.C. (the independent registered public accounting firm of SHBI), FORVIS, LLP (the independent registered public accounting firm of TCFC), nor any other independent registered public accounting firm has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the prospective financial information and, accordingly, Yount, Hyde & Barbour, P.C. and FORVIS, LLP do not express an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by Yount, Hyde & Barbour, P.C. and FORVIS, LLP incorporated by reference in this joint proxy statement/prospectus relate to SHBI’s and TCFC’s previously issued financial statements, respectively. They do not extend to the prospective financial information and should not be read to do so.
In light of the foregoing, and taking into account that the SHBI special meeting and the TCFC special meeting will be held several months after the financial forecasts were prepared, as well as the uncertainties inherent in any forecasted information, SHBI shareholders and TCFC shareholders are strongly cautioned not to place unwarranted reliance on such information, and SHBI and TCFC urge all SHBI shareholders and TCFC shareholders to review SHBI’s and TCFC’s respective most recent SEC filings for descriptions of SHBI’s and TCFC’s respective reported financial results. See the section entitled “Where You Can Find More Information” beginning on page 153 of this joint proxy statement/prospectus.
Certain Stand-Alone SHBI Prospective Financial Information
The following table presents publicly available average analyst consensus “street estimates” for SHBI’s full-year 2022, 2023 and 2024 EPS that were provided to KBW and approved by SHBI for KBW’s use and reliance in connection with KBW’s financial analyses performed in connection with its opinion.
	2022E	2023E	2024E
EPS	$1.64	$1.91	$1.87
SHBI management also provided KBW with (and SHBI management directed KBW to use) an estimated annual net income available for common shareholders growth rate for the years ending December 31, 2025 through December 31, 2027 of 8%.
For purposes of the financial analyses performed by Piper Sandler in connection with Piper Sandler’s opinion, Piper Sandler used, and SHBI management approved Piper Sandler’s use of, publicly available median analyst consensus “street estimates” of projected net income and earnings per share for SHBI as follows:
Dollars in millions, except per share data	2022E	2023E	2024E
Net Income	$32.6	$37.8	$37.1
EPS	$1.64	$1.90	$1.87
SHBI management also provided Piper Sandler with (and SHBI management approved Piper Sandler’s use of) an estimated annual net income available for common shareholders growth rate for the years ending December 31, 2025 through December 31, 2026 of 8%.
Certain Stand-Alone TCFC Prospective Financial Information
The following table presents publicly available average analyst consensus “street estimates” for TCFC’s full-year 2022, 2023 and 2024 EPS that were provided to KBW and approved by SHBI for KBW’s use and reliance in connection with KBW’s financial analyses performed in connection with its opinion.
	2022E	2023E	2024E
EPS	$5.09	$5.34	$5.30
TCFC management also provided KBW with (and SHBI management directed KBW to use) an estimated annual net income available for common shareholders growth rate for the years ending December 31, 2025 through December 31, 2027 of 8%.
For purposes of the financial analyses performed by Piper Sandler in connection with Piper Sandler’s opinion, TCFC management provided to Piper Sandler, and Piper Sandler used, projected net income and earnings per share for TCFC as follows:
Dollars in millions, except per share data	2022E	2023E	2024E	2025E	2026E
Net Income	$28.3	$32.8	$35.1	$38.6	$42.3
EPS	$5.01	$5.82	$6.22	$6.84	$7.48
Certain Estimated Synergies Attributable to the Merger
The management of SHBI and the management of TCFC developed and provided to their respective boards certain prospective financial information relating to the anticipated strategic, financial and operational benefits to, and synergies to be realized by, SHBI following the completion of the merger beginning in the third quarter of 2023. Such prospective financial information also was (i) provided by SHBI to KBW and approved by SHBI for KBW’s use and reliance and (ii) provided by TCFC to Piper Sandler and approved by TCFC for Piper Sandler’s use and reliance, in each case in connection with such financial advisors’ respective financial analyses and opinions as described in this joint proxy statement/prospectus under the sections entitled “— Opinion of SHBI’s Financial Advisor” and “— Opinion of TCFC’s Financial Advisor” beginning on pages 65 and 76, respectively.
Such prospective financial information included, among other things, (i) annual pre-tax cost savings of approximately $14 million, or approximately 11% of the combined company’s non-interest expense, phased in 50% during 2023 and 100% in 2024 and thereafter; (ii) one-time, pre-tax transaction costs of approximately $21 million, mostly consisting of vendor and employment contract termination costs and investment banker and other professional fees, fully reflected in tangible book value at the completion of the merger; and (iii) certain estimated purchase accounting adjustments and adjustments for CECL accounting standards. Such prospective financial information assumed a hypothetical July 1, 2023 closing date for the merger.
See above in this section for further information regarding the uncertainties underlying the prospective financial information, including the synergy estimates, as well as the sections entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” beginning on pages 25 and 27, respectively, for further information regarding the uncertainties and factors associated with realizing synergies in connection with the merger.
Interests of Certain SHBI Directors and Executive Officers in the Merger
In considering the recommendation of the SHBI board to vote for the SHBI merger and share issuance proposal, SHBI shareholders should be aware that the directors and executive officers of SHBI may have interests in the merger, including financial interests, that are different from, or in addition to, the interests of SHBI shareholders generally and that may create potential conflicts of interest. The SHBI board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to SHBI shareholders that they vote for the SHBI merger and share issuance proposal. For more information, see the section entitled “— Background of the Merger” beginning on page 51 and “— SHBI’s Reasons for the Merger and Factors Considered by the SHBI Board” beginning on page 59. Such interests are described in more detail below.
Stock Ownership
The directors and executive officers of SHBI, as a group, beneficially owned and had the power to vote as of April 12, 2023, a total of 2,256,808 shares of SHBI common stock, representing approximately 11.3% of the outstanding shares of SHBI common stock as of that date. All of the shares of SHBI common stock beneficially owned by the directors and executive officers of SHBI are expected to be voted in favor of the SHBI merger and share issuance proposal at the SHBI special meeting pursuant to the SHBI shareholder agreements entered into by SHBI and each of the executive officers and certain directors of SHBI. See “The Merger Agreement ― SHBI Shareholder Agreements” beginning on page 108.
Treatment of SHBI Equity Awards
The parties have agreed that the effective time will constitute a change in control for purposes of the outstanding equity awards under the Shore Bancshares, Inc. 2016 Stock and Incentive Compensation Plan. As such, the unvested restricted stock awards held by non-employee members of the SHBI board, and all SHBI executive officers will accelerate and vest at the effective time in accordance with their terms.
For an estimate of the amounts that would be realized by each of SHBI’s named executive officers at the effective time in respect of their unvested SHBI restricted stock awards that are outstanding on April 6, 2023, see the section entitled “— Quantification of Potential Payments and Benefits to SHBI’s Named Executive Officers” beginning on page 93. The estimated aggregate amount that would be realized by the 14 non-employee members of the SHBI board in respect of their unvested SHBI restricted stock awards if the merger was to be completed on July 1, 2023 is $475,788.50, and the estimated aggregate amount that would be realized by the six SHBI executive officers who are not named executive officers in respect of their unvested

SHBI restricted stock awards if the merger was completed and they experienced a qualifying termination on July 1, 2023 is $23,038.18. The amounts in this paragraph were determined using equity awards outstanding as of April 6, 2023 and a price per share of SHBI common stock of $17.27 (the average closing market price over the first five business days following the first public announcement of the merger on December 14, 2022). These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the effective time following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by SHBI’s directors and executive officers may materially differ from the amounts set forth above.
Change in Control Agreements
Shore United Bank maintains change-in-control agreements (the “CIC agreements”) with certain of its executive officers including Messrs. Beatty, Adkins, Cavey, Morse and Ruch and Messes. Colender, Heron, Joseph and Stevens, which provide for payments upon a qualifying termination of employment related to a change in control. The term of each CIC agreement is for one year and automatically renews annually for additional one-year terms unless written notice of nonrenewal is provided by either party at least 60 days prior to the end of the term. The CIC agreements provide that if, within 12 months following a change in control, the executive is terminated without cause (as defined in the CIC agreements) or voluntarily resigns for good reason (as defined in the CIC agreements), the executive officer will receive the following:
•
a severance benefit, in the case of Mr. Beatty, equal to 2.99 times the amount of Mr. Beatty’s then current base salary and bonus (not to include the exercise of any stock options) paid or scheduled to be paid under SHBI’s annual incentive plan in the calendar year of the change in control (the “bonus”); in the case of Ms. Stevens and Mr. Adkins, equal to 2.00 times the amount of the executive officer’s then current base salary and bonus; in the case of Messrs. Cavey and Morse and Messes. Colender, Heron and Joseph, equal to 1.50 times the executive officer’s “base amount” as defined in Section 280G(b)(3) of the Code (the “base amount”), and in the case of Mr. Ruch, equal to 1.00 times the executive officer’s base amount, all paid in one lump sum on the 60th day following the executive officer’s termination provided that the executive officer has executed and delivered a release of claims and the statutory period during which such executive officer may revoke that release has expired on or before that 60th day; and

•
all unexercised or unvested equity awards will vest or terminate and be exercisable in accordance with their terms.

The CIC agreements entered into with Ms. Stevens, Mr. Beatty and Mr. Adkins provide that, if the compensation and benefits payable thereunder would be subject to Section 280G of the Code, such amounts would be reduced to the extent necessary to avoid the application of Sections 280G and 4999 of the Code.
Each executive officer is also bound by covenants not to (a) compete with SHBI or any of its subsidiaries and (b) solicit employees, customers or business partners of SHBI or any of its subsidiaries, in each case for up to 12 months after the executive ceases to be an employee of Shore United Bank.
For an estimate of the amounts that would be payable to each of SHBI’s named executive officers who is party to a CIC agreement if the merger was to be completed and such named executive officers experienced a qualifying termination on July 1, 2023, see the section entitled “— Quantification of Potential Payments and Benefits to SHBI’s Named Executive Officers” beginning on page 93. The estimated aggregate amount that would be payable to the SHBI executive officers who are not named executive officers and are party to a CIC agreement if the merger was to be completed and they experienced a qualifying termination on July 1, 2023 is $851,581.50 (excluding any equity award vesting, which is quantified in the section above entitled “— Treatment of SHBI Equity Awards” beginning on page 90). These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the effective time following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by SHBI’s directors and executive officers may materially differ from the amounts set forth above.
Each of SHBI’s executive officers expected to continue employment after the merger have agreed to waive their change-in-control payments under their existing CIC agreements.

Consulting Agreement with Mr. Lloyd L. Beatty, Jr.
SHBI and Shore United Bank will enter into a consulting agreement with Mr. Beatty. The term of the consulting agreement commences effective on the closing date of the merger and continues for six months, unless terminated earlier. Mr. Beatty will not receive consideration for the service as a consultant. Mr. Beatty will execute a general release of claims in connection with the payment under his CIC agreement that will include non-competition and non-solicitation covenants for the two-year period following his termination of employment.
Deferred Compensation Plan
SHBI maintains the Shore Bancshares, Inc. Deferred Compensation Plan (the “DCP”) to allow eligible employees to defer certain types of compensation earned in 2019, or later, effective as of January 1, 2019. Under the DCP, participants become fully vested in all employer discretionary contributions upon a change in control (each as defined in the DCP). The parties have agreed that the merger will constitute a change in control under the DCP.
For an estimate of amounts that would be payable to each of SHBI’s named executive officers who are participants in the DCP see the section entitled “— Quantification of Potential Payments and Benefits to SHBI’s Named Executive Officers” beginning on page 93. The estimated amounts that would be payable to the three SHBI directors and seven executive officers who are not named executive officers but are participants in the DCP is $226,594 and $400,436, respectively.
Other Actions
In connection with the merger agreement, SHBI and TCFC intend to establish joint and independent retention programs to promote retention, incentivize efforts to consummate the merger and effectuate integration and conversion. It is anticipated that Ms. Stevens will receive a cash retention award contingent upon her continued service to the combined company for a period not to exceed one year following the closing of the merger. For an estimate of amounts that would be payable to each of SHBI’s named executive officers under the retention programs, see the section entitled “— Quantification of Potential Payments and Benefits to SHBI’s Named Executive Officers” beginning on page 93.
Board of Directors and Management of the Combined Company and Combined Bank
At the effective time, the board of directors of the combined company and the combined bank will each consist of 20 directors, of which eight will be legacy TCFC directors, including Austin J. Slater, Jr., the current chairman of the TCFC board who will serve as vice chairman of the SHBI board and the Shore United Bank board, and of which the remaining twelve will be legacy SHBI directors, including Alan J. Hyatt, current chairman of the SHBI board and the Shore United Bank board. In addition, SHBI and TCFC have determined that Mr. Burke will be appointed or elected to each of the SHBI board and the Shore United Bank board after the effective time. Ms. Armistead, a current member of the SHBI board, is resigning as a member of the SHBI board effective as of the 2023 Annual Meeting of SHBI shareholders. In addition, Mr. Beatty, SHBI’s current President and Chief Executive Officer and member of the SHBI board will resign in connection with the closing of the merger. Determinations regarding the additional TCFC nominees and the additional director of the SHBI board and the Shore United Bank board who will resign effective no later than immediately prior to the effective time have not yet been made. A joint committee of the SHBI board and the TCFC board has been formed to evaluate board and committee composition of the combined company and the combined bank. See the section entitled “The Merger Agreement — Governance of the Combined Company” beginning on page 117 for additional details.
As described in the section entitled “The Merger Agreement — Governance of the Combined Company,” effective as of the effective time, Donna J. Stevens, current Chief Operating Officer of SHBI and Shore United Bank, will serve as the Chief Operating Officer of the combined company and the combined bank, Andrea Colender, current Chief Legal Officer of SHBI, will serve as Chief Legal Officer of the combined company and the combined bank, Charles Ruch, current Chief Credit Officer of SHBI, will serve as Chief Credit Officer of the combined company and the combined bank, Jennifer Joseph, current Chief Retail Banking Officer of SHBI, will serve as Chief Retail Banking Officer of the combined bank, Christa

Heron, current Chief Risk Officer of SHBI, will serve as Executive Vice President and Select Banking Officer of the combined bank, and W. David Morse, current General Counsel of SHBI, will serve as General Counsel of the combined bank. The remainder of the executive management team for the combined company and the combined bank will be employees of TCFC.
Quantification of Potential Payments and Benefits to SHBI’s Named Executive Officers
The table below sets forth the information required by Item 402(t) of the Regulation S-K regarding certain compensation that will or may be paid or become payable to each of SHBI’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on, or otherwise relates to, the merger. The amounts listed below are estimates based on the following assumptions:
•
the effective time (which the parties have agreed will, subject to certain exceptions, constitute a change in control or term of similar import under each applicable SHBI agreement or arrangement) will occur on July 1, 2023 (which is the assumed date solely for purposes of this golden parachute compensation disclosure);

•
each named executive officer will experience a qualifying termination as of the effective time;

•
the named executive officer’s base salary and target short-term incentive opportunity will remain unchanged from those in place as of April 6, 2023;

•
each applicable named executive officer’s outstanding SHBI equity awards are those that are outstanding as of April 6, 2023; and

•
the price per share of SHBI common stock at the effective time is $17.27 (the average closing market price of SHBI common stock over the first five business days following the public announcement of the merger on December 14, 2022, as required by Item 402(t) of Regulation S-K).

The calculations in the tables do not include amounts that SHBI’s named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. The calculations in the tables also do not reflect compensation actions that may occur after the date of this joint proxy statement/prospectus but before the effective time (including any additional equity award grants, issuances or forfeitures that may occur, or future dividends or dividend equivalents that may be accrued, after the date of this joint proxy statement/prospectus but before the effective time) and do not include compensation amounts that do not relate to and are not impacted by the merger. For more information, see the section entitled “— Treatment of SHBI Equity Awards” beginning on page 90. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the tables, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.
Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)(2)	Pension / NQDC ($)(4)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)(3)	Total ($)
Named Executive Officers(a)
Lloyd L. Beatty, Jr.	2,673,449	69,368	12,221	―	―	―	2,755,038
Donna J. Stevens	973,370	9,745	28,300	―	―	91,132	1,102,547
Edward C. Allen	―	―	―	―	―	―	―
Vance W. Adkins	684,130	―	―	―	―	―	684,130

(a)
Former Named Executive Officer: Edward C. Allen, retired as SHBI’s Chief Financial Officer, effective as of December 31, 2022 and is not entitled to receive any compensation in connection with, or as a result of, the merger.

(1)
For Mr. Beatty, Ms. Stevens and Mr. Adkins, this amount represents the lump sum cash severance payment of 2.99 (2.00 for Ms. Stevens and Mr. Adkins) times base salary plus bonus paid or scheduled to be paid in the year of the change in control, in the event that the executive is terminated without cause or resigns for good reason within twelve (12) months following a change in control. These amounts represent a “double trigger” payment because the payment is conditioned on the executive’s involuntary termination upon or following a change in control, such as the merger.

(2)
Upon the closing of the merger, all restricted stock held by the executives will accelerate. The estimated payments in respect of the unvested restricted stock are “single trigger” benefits in that their vesting will accelerate at the effective time of the merger pursuant to their terms.

(3)
For Ms. Stevens, this amount reflects the retention award expected to be received provided that Ms. Stevens remains employed with SHBI for a period not to exceed one year following the closing of the merger. This amount represents a “double trigger” payment because the payment is contingent upon both the closing of the merger and Mrs. Stevens’ continued employment for a period not to exceed one year following the closing of the merger.

(4)
For Mr. Beatty and Ms. Stevens, this amount represents the value of employer discretionary contributions under the DCP that will vest upon a change in control. These amounts represent “single trigger” payments because their vesting will accelerate at the effective time of the merger pursuant to their terms.

Interests of Certain TCFC Directors and Executive Officers in the Merger
In considering the recommendation of the TCFC board regarding the merger, TCFC shareholders should know that certain directors and executive officers of TCFC have interests in the merger in addition to their interests as shareholders of TCFC. All those additional interests are described below, to the extent they are material and are known to TCFC. The TCFC board and the board of directors of Community Bank of the Chesapeake and the SHBI board and the Shore United Bank board were aware of these interests and considered them, among other matters, in approving the merger agreement.
The following discussion sets forth the interests in the merger of each person serving as a director or executive officer of TCFC since January 1, 2022. Except as described below, to the knowledge of TCFC, the directors and executive officers of TCFC do not have any substantial interest, direct or indirect, by security holdings or otherwise in the merger or the merger agreement proposal apart from their interests as shareholders of TCFC. The amounts presented in the following discussion do not reflect the impact of applicable withholding or other taxes.
Stock Ownership
The directors and executive officers of TCFC, as a group, beneficially owned and had the power to vote as of April 12, 2023, a total of 417,137 shares of TCFC common stock, representing approximately 7.4% of the outstanding shares of TCFC common stock as of that date. All of the shares of TCFC common stock beneficially owned by the directors and executive officers of TCFC are expected to be voted in favor of the TCFC merger proposal at the TCFC special meeting pursuant to the TCFC shareholder agreements entered into by TCFC and each of the executive officers and directors of SHBI. See “The Merger Agreement — TCFC Shareholder Agreements” beginning on page 109.
Treatment of TCFC Equity Awards
Each TCFC restricted stock award that is outstanding immediately prior to the effective time will be assumed and converted into a SHBI restricted stock award with the same terms and conditions as were applicable under such TCFC restricted stock award immediately prior to the effective time, relating to the number of shares of SHBI common stock (rounding to the nearest whole share) equal to the product of the number of shares of TCFC common stock subject to such TCFC restricted stock award immediately prior to the effective time, multiplied by the exchange ratio.
Each TCFC RSU award that is outstanding immediately prior to the effective time will be assumed and converted into a SHBI RSU award with the same terms and conditions as were applicable under such TCFC RSU award immediately prior to the effective time (including vesting terms), relating to the number of shares of SHBI common stock (rounding to the nearest whole share) equal to the product of the number of shares of TCFC common stock subject to such TCFC RSU award immediately prior to the effective time, multiplied by the exchange ratio.
Each TCFC PSU award that is outstanding immediately prior to the effective time will be assumed and converted into a SHBI RSU award relating to the number of shares of SHBI common stock (rounded to the nearest whole share) equal to the product of the number of shares of TCFC common stock subject to such TCFC PSU award immediately prior to the effective time that would be earned assuming the achievement of the applicable performance goals as of immediately prior to the effective time based on target performance, multiplied by the exchange ratio. Each resulting SHBI RSU award will generally be subject to the same terms and conditions as applied to the TCFC PSU award immediately prior to the effective time, except that the resulting SHBI RSU award will no longer be subject to any performance conditions and will instead be subject only to time-based vesting.
The parties have agreed the merger will constitute a change in control for purposes of the TCFC benefit plans and equity awards. Accordingly, the unvested equity awards held by the directors and officers of TCFC may be subject to accelerated vesting in connection with the occurrence of the merger that is followed by certain types of termination of employment or service. For an estimate of the amounts that would be realized by each of TCFC’s named executive officers upon a termination without “cause” or for “good reason” (each as defined in the applicable award agreement, and each a “qualifying termination”) at the effective time of the merger in respect of their unvested TCFC equity awards that are outstanding on March 6, 2023, see the section entitled “— Quantification of Potential Payments and Benefits to TCFC’s Named Executive Officers” beginning on page 98. The estimated aggregate amount that would be realized by the 11 non-employee members of the TCFC board in respect of their unvested TCFC equity awards if the merger were to be completed on March 6, 2023 and they experienced a qualifying termination of service under the applicable award agreement is $176,434, and the estimated aggregate amount that would be realized by the five TCFC executive officers who are not named executive officers in respect of their unvested TCFC equity awards if the merger were to be completed and they experienced a qualifying termination on March 6, 2023 is $448,956. The amounts in this paragraph were determined using equity awards outstanding as of March 6, 2023 and a price per share of TCFC common stock of $39.06 (the average closing market price over the first five business days following the first public announcement of the merger on December 14, 2022) and, for purposes of the TCFC performance awards, assuming achievement of the target level of performance. These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the effective time of the merger following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by TCFC’s directors and executive officers who are not named executive officers may materially differ from the amounts set forth above.
TCFC Employment and Change in Control Agreements
TCFC and Community Bank of the Chesapeake maintain employment agreements with each of the TCFC named executive officers and change in control agreements with each TCFC executive officer that is not a named executive officer. The parties have agreed that completion of the merger will constitute a change in control under each TCFC and Community Bank of the Chesapeake employment agreement and change in control agreement.
The employment agreements (in the case of Messrs. Burke and Capitani and Ms. Lombardi) and the change in control agreements (in the case of each other TCFC executive officer) provide that if the executive officer’s employment with TCFC or Community Bank of the Chesapeake is terminated without cause or for good reason as set forth in the applicable agreement (each, a “qualifying termination”) in connection with or within 12 months after a change in control, the executive officer will be entitled to the following:
•
A lump sum payment equal to, in the case of Mr. Burke, three times the sum of his annual base salary and his most recent incentive compensation payment assuming target achievement; in the case of Messrs. Capitani and Ebron and Ms. Lombardi, two times the sum of their annual base salary and most recent incentive compensation payment; and, in the case of the remaining executive officers, one time the sum of their annual base salary and most recent incentive compensation payment at target compensation; and

•
In the case of the named executive officers, a lump sum payment equal to the monthly COBRA premium required to be paid to continue the benefits in effect as of the named executive officer’s termination date under TCFC or Community Bank of the Chesapeake’s medical, dental and life insurance plans, multiplied by 36.

Retirement and Consulting Agreement with Mr. Pasenelli
TCFC entered into a retirement and consulting agreement with Mr. Pasenelli dated December 8, 2021. Pursuant to the agreement, Mr. Pasenelli was employed as Chief Executive Officer of TCFC and Community Bank of the Chesapeake until August 31, 2022 (the “retirement date”), at which date his resignation as Chief Executive Officer took effect. Commencing on September 1, 2022, Mr. Pasenelli was retained by the TCFC solely as an independent consultant for a term expiring on August 31, 2023 (the “consulting period”), subject to earlier termination. Until the end of the consulting period, Mr. Pasenelli will provide services of a consulting and/or advisory nature as TCFC may reasonably request. During the consulting period, Mr. Pasenelli will receive quarterly fees of $259,517, with the last fee payable on August 31, 2023, and 10,010 shares of TCFC common stock granted to Mr. Pasenelli under 2015 Equity Compensation Plan that were unvested at the time of the retirement and consulting agreement would continue to vest until the end of the consulting period.
Upon termination of the consulting period for any reason, Mr. Pasenelli will receive any unpaid fees for services rendered and be reimbursed for any pre-approved business expenses. In addition, if Mr. Pasenelli’s agreement is terminated during the consulting period as a result of the occurrence of a change in control, Mr. Pasenelli will be entitled to a lump sum cash payment equal to the fees otherwise payable through the expiration of the consulting period but for its early termination. In addition, if the agreement is terminated pursuant to a change in control, the portion of 10,010 shares of TCFC common stock that would have become fully vested at the end of the consulting period and that remain unvested shall be accelerated.
2015 Equity Compensation Plan
TCFC maintains the 2015 Equity Compensation Plan, a stock-based incentive plan to attract and retain key personnel and align the interests of TCFC’s shareholders with those of award recipients. The 2015 Equity Compensation Plan provides for the award of restricted stock, stock appreciation rights, stock units and stock options to non-employee members of the TCFC board and key employees. In the event of a change in control, if a participant terminates their employment or service, other than for cause, during the 12-month period following a change in control, unvested restricted stock awards and unvested TCFC RSUs will become fully vested and transferable to the participant. In addition, the conditions applicable to any performance-based award will be deemed satisfied at the target level and will become fully vested upon involuntary or good reason termination of the participant’s employment or service, other than for cause, during the 12-month period ending on the first anniversary date of the change in control.
Supplemental Executive Retirement Plans
Community Bank of the Chesapeake maintains 2011 and 2014 Supplemental Executive Retirement Plans (“SERPs”) with each of Messrs. Burke and Capitani, and a 2014 SERP with Ms. Lombardi, to provide the executives with additional compensation at retirement or upon termination of employment due to death, disability or a change in control. If an executive remains employed with Community Bank of the Chesapeake until his normal retirement age of 65, the executive is entitled to receive a retirement benefit payable annually for a period of 15 years. The annual benefits for Messrs. Burke and Capitani and Ms. Lombardi (in the aggregate) are $77,434, $154,711, and $149,338, respectively. In the event of a change in control prior to Messrs. Burke and Capitani and Ms. Lombardi (i) attaining age 65, (ii) their death, (iii) disability, (iv) retirement or (v) Separation from Service (as defined in the SERP agreements), the SERP benefit will equal the accrued benefit calculated as of any subsequent separation from service following the change in control with 36 months of additional service for purposes of calculating the accrual. Payments will commence at the earliest of an executive’s attainment of age 65 or death. However, if an executive experiences a Separation from Service within 24 months following a change in control, the executive is entitled to his full accrued retirement benefit, with payments to commence no later than the second month following his Separation from Service. Under the SERPs, if the change in control benefit payment made to

Messrs. Burke and Capitani and Ms. Lombardi would be treated as an “excess parachute payment” under Code Section 280G (“280G Limit”), Community Bank of the Chesapeake will reduce such benefit payment to the extent necessary to avoid treating such benefit payment as an excess parachute payment; however, the payments or benefits shall not be reduced if the net after tax benefit to the executive of receiving the total payments exceeds the net after tax benefit of receiving the reduced benefits by at least $50,000.
Assumption Agreements between TCFC Named Executive Officers and SHBI
The merger agreement provides that TCFC shall use commercially reasonable best efforts to cause Messrs. Burke and Capitani and Ms. Lombardi to enter into assumption and amendment agreements to their existing TCFC employment agreements with SHBI and Shore United Bank, and that SHBI and Shore United Bank will enter into such agreements prior to the effective time. The assumption and amendment agreements are expected to provide for SHBI’s and Shore United Bank’s assumption of the existing TCFC employment agreements with the executive officers, subject to the waiver of “good reason” termination rights in connection with changes in the executives’ positions that occur as of the closing date of the merger and certain other amendments to the agreements.
Indemnification; Directors’ and Officers’ Insurance
The merger agreement generally provides that from and after the effective time, SHBI, as the surviving entity in the merger, will indemnify and hold harmless all of TCFC’s directors, officers and employees against any costs and liabilities arising out of or pertaining to the fact that such person is or was a director, officer or employee of TCFC or its subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the effective time, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of the merger agreement by TCFC pursuant to the TCFC articles and TCFC bylaws. The combined company will also advance expenses incurred by TCFC directors, officers and employees to the same extent such persons are entitled to advancement of expenses as of the date of the merger agreement by TCFC pursuant to the TCFC articles or TCFC bylaws. The merger agreement generally requires the combined company to maintain in effect for a period of six years after the effective time the current policies of directors’ and officers’ liability insurance maintained by TCFC with respect to claims arising from facts or events that occurred prior to the effective time or certain substitute policies, or to obtain a six-year tail policy under TCFC’s existing directors’ and officers’ liability insurance policy providing equivalent coverage. For a more detailed description, see the section entitled “The Merger Agreement — Covenants and Agreements” beginning on page 111.
Other Actions
In connection with the merger agreement, SHBI and TCFC intend to establish joint and independent retention programs to promote retention, incentivize efforts to consummate the merger and effectuate integration and conversion. Awards under these retention programs will be contingent upon continued service to the combined company for a period not to exceed one year following the closing of the merger. Certain of TCFC’s executive officers (including TCFC’s named executive officers) may be eligible to participate in these retention programs, along with other key leaders and critical contributors to the organization. As of the date of this joint proxy statement/prospectus, participants in the retention programs, the terms of such awards and the award amounts, if any, have not yet been finalized.
Board of Directors and Management of the Combined Company and Combined Bank
At the effective time, the board of directors of the combined company and combined bank will each consist of 20 directors, of which eight will be legacy TCFC directors, including Austin J. Slater, Jr., the current chairman of the TCFC board who will serve as vice chairman of the SHBI board and the Shore United Bank board, and of which the remaining twelve will be legacy SHBI directors, including Alan J. Hyatt, current chairman of the SHBI board and the Shore United Bank board. addition, SHBI and TCFC have determined that Mr. Burke will be appointed or elected to each of the SHBI board and the Shore United Bank board following the effective time. Ms. Armistead, a current member of the SHBI board, is resigning as a member of the SHBI board effective as of the 2023 Annual Meeting of SHBI shareholders. In addition, Mr. Beatty, SHBI’s current President and Chief Executive Officer and member of the SHBI board will resign in connection with the closing of the merger. Determinations regarding the additional TCFC nominees and the additional director of the SHBI board and the Shore United Bank board who will resign effective no later than immediately prior to the effective time have not yet been made. A joint committee of the SHBI board and the TCFC board has been formed to evaluate board and committee composition of the combined company and the combined bank. See the section entitled “The Merger Agreement — Governance of the Combined Company” beginning on page 117 for additional details.
As described in the section entitled “The Merger Agreement — Governance of the Combined Company,” Mr. Burke will serve as President and Chief Executive Officer of the combined company and the combined bank, and Mr. Capitani will serve as Chief Financial Officer of the combined company and the combined bank. In addition, following the merger, Christy Lombardi, current Chief Operating Officer of TCFC, will be the Chief Human Resources Officer of the combined company and the combined bank, Scot Ebron, current Chief Banking Officer of TCFC, will be Chief Banking Officer of the combined company and the combined bank, Talal Tay, Chief Risk Officer of TCFC, will be Chief Risk Officer of the combined company and the combined bank, John Chappelle, Chief Digital Officer of Community Bank of the Chesapeake, will be Chief Digital Officer of the combined bank, Patrick Pierce, Chief Lending Officer of TCFC, will be Regional President South of the combined bank, and Lacey Pierce, Chief Administrative Officer of TCFC, will be Chief Administrative Officer of the combined bank.
Quantification of Potential Payments and Benefits to TCFC’s Named Executive Officers
The table below sets forth the information required by Item 402(t) of the Regulation S-K regarding certain compensation that will or may be paid or become payable to each of TCFC’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on, or otherwise relates to, the merger as merger-related compensation. The potential merger-related compensation payable to these individuals is the subject of a non-binding advisory vote of TCFC shareholders, as described above in “The TCFC Proposals — Proposal 2 — TCFC Compensation Proposal.” The amounts listed below are estimates based on the following assumptions:
•
the effective time (which the parties have agreed will, subject to certain exceptions, constitute a change in control or term of similar import under each applicable TCFC agreement or arrangement) will occur on March 6, 2023 (which is the assumed date solely for purposes of this golden parachute compensation disclosure);

•
each named executive officer will experience a qualifying termination, as of the effective time;

•
a per share price of TCFC common stock of $39.06, which is the average closing price per share over the first five business days following the announcement of the merger agreement; and

•
for purposes of TCFC unvested performance stock units, achievement is at target level performance.

For purposes of this disclosure, “single trigger” refers to payments and benefits that arise solely as a result of the completion of the merger and “double trigger” refers to payments and benefits that require two conditions, which are the completion of the merger and a qualifying termination of employment. A qualifying termination is an involuntary termination for reasons other than “cause” or a voluntary termination for “good reason,” as both terms are defined in the named executive officers’ respective employment agreements.
As part of the merger, the TCFC named executive officers are expected to enter into agreements with SHBI whereby SHBI will assume their TCFC employment agreements and will grant cash retention bonuses payable if the named executive officer remains employed for a specified period and certain RSU awards; provided that, the executives will waive “good reason” for terminations under their agreements that arise from changes in their responsibilities or duties pursuant to the merger transaction.
The Golden Parachute Compensation table does not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control. The amounts shown are estimates based on multiple assumptions that may or may not actually occur, and as a result of the foregoing assumptions, the actual amounts to be received by a named executive officer may differ materially from the amounts shown below.

Golden Parachute Calculations
Named Executive Officers	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursements ($)	Other ($)	Total ($)
James M. Burke	2,158,887	315,916	151,926	36,000	—	—	2,662,729
Todd L. Capitani	904,278	113,235	372,694	36,000	—	—	1,426,207
Christy Lombardi	901,682	115,892	217,550	36,000	—	—	1,271,124

(1)
Cash.   The amounts in this column reflect cash severance payments to which the named executive officers are entitled in connection with the merger upon a qualifying termination of employment following a change of control. The cash severance amounts are owed under each named executive officer’s employment agreement and are “double-trigger” payments, payable in connection with qualifying terminations of employment under their employment agreements that occur within 12 months following a change of control. Upon a qualifying termination within 12 months after a change of control, Mr. Burke would receive a lump sum payment equal to three times his base salary and three times his most recent annual incentive compensation payment. Upon a qualifying termination within 12 months after a change of control, Mr. Capitani and Ms. Lombardi would receive a lump sum payment equal to two times their base salary and two times their most recent annual incentive compensation payment.

(2)
Equity.   The amounts in this column reflect the value of unvested TCFC restricted stock, unvested restricted stock unit awards (RSUs), and unvested performance stock unit awards (PSUs) that will vest at the effective time of the merger in the event of a qualified termination of the named executive officer. Because the unvested equity awards would be payable upon a termination of employment at the effective time of the merger, they are “double-trigger” payments. For purposes of this table, the value of unvested restricted stock, RSUs and PSUs was determined by multiplying the number of unvested shares by $39.06, which is the average closing market price of TCFC common stock over the five business days following the public announcement of the merger. In addition, for purposes of this table, the value of unvested performance stock units is based on target performance. The following table sets forth the value of unvested TCFC restricted stock awards, unvested RSUs and unvested PSUs.

	RSUs ($)	PSUs ($)	Restricted Stock ($)
James M. Burke	144,170	156,513	15,233
Todd L. Capitani	52,809	60,426	—
Christy Lombardi	55,661	60,231	—

(3)
Pension and nonqualified deferred compensation.   The amount in the table reflects the aggregate dollar value of pension and nonqualified deferred compensation benefit enhancements. Under the respective TCFC 2011 and/or 2014 supplemental executive retirement plans (SERPs) of the named executive officers, the officers receive an additional 36 months of service when calculating their Accrued Benefit under their SERP following a change of control. The benefit enhancement is “single-trigger,” as it becomes effective upon the effectiveness of a change in control. Set forth below are the aggregate benefit enhancements under each of the named executive officers’ individual 2011 or 2014 supplemental executive retirement plans (SERPs), as applicable, represented as a present value lump sum payment.

	2014 SERP ($)	2011 SERP ($)
James M. Burke	30,111	121,815
Todd L. Capitani	237,565	135,129
Christy Lombardi	217,550	—

(4)
Perquisites/Benefits.   The amount in the table reflects the estimated present value of TCFC’s cost of COBRA medical and dental continuation coverage under the applicable employment agreements of each named executive officer, reflected as a lump sum. The following table sets forth the projected amount of the lump sum cash payment with respect to continued insurance coverage.
Continued Insurance Coverage ($)
James M. Burke	36,000
Todd L. Capitani	36,000
Christy Lombardi	36,000
Pay versus Performance Disclosure with respect to TCFC Officers
In accordance with SEC rules, the following charts illustrate how the compensation of TCFC’s named executive officers aligns with the TCFC’s financial performance as measured by total shareholder return (TSR) and net income.
Year	Summary Compensation Table Total for PEO ($) Pasenelli(1)(2)	Summary Compensation Table Total for PEO ($) Burke(1)(2)	Compensation Actually Paid to PEO ($) Pasenelli(3)	Compensation Actually Paid to PEO ($) Burke(3)	Average Summary Compensation Table Total for Non-PEO NEOs ($)(2)(4)	Average Compensation Actually Paid to Non-PEO NEOs ($)(2)(5)	Value of Initial Fixed $100 Investment Based on Total Shareholder Return ($)(6)	Net Income ($) (in thousands)(7)
2022	1,012,879	983,464	1,022,922	1,004,569	654,468	660,984	112.73	28,317
2021	1,136,670	—	1,331,604	—	637,484	754,093	109.13	25,886

(1)
As reported in the Summary Compensation Table on pages 19 and 20 of TCFC’s Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2022 on Form 10-K/A filed on April 14, 2023 (the “TCFC Summary Compensation Table”).

(2)
During 2022, TCFC’s principal executive officers (“PEO”) were James M. Burke and William J. Pasenelli. During 2021, TCFC’s PEO was William J. Pasenelli. During 2022, TCFC’s remaining named executive officers were Todd L. Capitani and Christy M. Lombardi. During 2021, TCFC’s remaining named executive officers were James M. Burke and Todd L. Capitani.

(3)
Compensation Actually Paid to the PEO is the amount included in the TCFC Summary Compensation Table adjusted as follows:

Adjustments to Determine Compensation “Actually Paid” to the PEOs	2022 ($) (James M. Burke)	2022 ($) (William J. Pasenelli)	2021 ($) (William J. Pasenelli)
Deduction for amounts reported under the “Stock Awards” column in the TCFC Summary Compensation Table	(62,137)	—	(166,936)
Deduction for the amounts reported under the “Option Awards” column in the TCFC Summary Compensation Table	—	—	—
Increase for fair value of awards granted during year that remain unvested as of year end	76,887	—	266,758
Increase for fair value of awards granted during year that vest during year	—	—	—
Increase/deduction for change in fair value from prior year-end to current year-end of awards granted prior to year that were outstanding and unvested as of year-end	2,542	3,664	99,407

Adjustments to Determine Compensation “Actually Paid” to the PEOs	2022 ($) (James M. Burke)	2022 ($) (William J. Pasenelli)	2021 ($) (William J. Pasenelli)
Increase/deduction for change in fair value from prior year-end to vesting date of awards granted prior to year that vested during year	(361)	(1,527)	(12,110)
Deduction of fair value of awards granted prior to year that were forfeited during year	—	—	—
Increase based upon incremental fair value of awards modified during year	—	—	—
Increase based on dividends or other earnings paid during year prior to vesting date of awards	4,174	7,906	7,815
Total Adjustments	21,105	10,043	194,934

(4)
Average compensation actually paid represents the average of the total compensation paid to the non-PEOs during each of the years in the TCFC Summary Compensation Table.

(5)
Average compensation actually paid to the non-PEOs is the amount included in the TCFC Summary Compensation table adjusted for the years set forth in the table as follows:

Adjustments to Determine Average Compensation “Actually Paid” to the Non-PEOs	2022	2021
Deduction for Amounts Reported under the “Stock Awards” Column in the TCFC Summary Compensation Table	(68,492)	(93,776)
Deduction for Amounts Reported under the “Option Awards” Column in the TCFC Summary Compensation Table	—	—
Increase for Fair Value of Awards Granted during year that Remain Unvested as of Year-end	67,511	149,850
Increase for Fair Value of Awards Granted during year that Vest during year	—	—
Increase/deduction for Change in Fair Value from prior Year-end to current Year-end of Awards Granted Prior to year that were Outstanding and Unvested as of Year-end	2,946	69,705
Increase/deduction for Change in Fair Value from Prior Year-end to Vesting Date of Awards Granted Prior to year that Vested during year	(134)	(13,917)
Deduction of Fair Value of Awards Granted Prior to year that were Forfeited during year	—	—
Increase based upon Incremental Fair Value of Awards Modified during year	—	—
Increase based on Dividends or Other Earnings Paid during year prior to Vesting Date of Award	4,685	4,747
Total Adjustments	6,516	116,609

(6)
Cumulative total shareholder return (TSR) assumes an initial investment of $100 investment as of market close on December 31, 2020.

(7)
Net income as reported on page 69 of TCFC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Relationship Between Compensation Actually Paid and Company Total Shareholder Return (TSR)
The following chart sets forth the relationship between Compensation Actually Paid to TCFC’s PEO, the average of Compensation Actually Paid to TCFC’s Non-PEO named executive officers and the TCFC’s TSR.

Relationship Between Compensation Actually Paid and Net Income
The following chart sets forth the relationship between Compensation Actually Paid to TCFC’s PEO, the average of Compensation Actually Paid to TCFC’s non-PEO named executive officers and TCFC’s net income.
Governance of the Combined Company After the Merger
Board of Directors of the Combined Company and the Combined Bank
Pursuant to the terms of the merger agreement, SHBI is required to take all action necessary to, immediately prior to the effective time, (i) cause three of SHBI’s existing directors and three of Shore United Bank’s existing directors to resign and, effective as of the effective time, (ii) increase the number of members of each of the SHBI board and Shore United Bank board from 15 members to 20 members and

(iii) appoint or elect, effective as of the effective time, the eight TCFC nominees to each of the SHBI board and Shore United Bank board. Each of the TCFC nominees will be assigned to a SHBI board class and Shore United Bank board class and will serve a term that will coincide with the remaining term of that class and until his or her successor is elected and qualified, and each of SHBI and Shore United Bank has further undertaken to include such individual whose terms will expire at the first annual meeting of shareholders of SHBI and Shore United Bank, as applicable, following the effective time on the list of nominees for director presented by the SHBI board and Shore United Bank board and for which the SHBI board and Shore United Bank board will solicit proxies at the first annual meeting of shareholders of SHBI and Shore United Bank, respectively, following the effective time.
Pursuant to the terms of the merger agreement, effective as of the effective time, Mr. Alan J. Hyatt, will continue to serve as chairman of the SHBI board and Shore United Bank board, and Mr. Austin J. Slater, Jr., the current chairman of the TCFC board, will serve as the vice chairman of the SHBI board and Shore United Bank board. In addition, SHBI and TCFC have determined that Mr. Burke will be appointed or elected to each of the SHBI board and the Shore United Bank board following the effective time.
Ms. Armistead, a current member of the SHBI board, is resigning as a member of the SHBI board effective as of the 2023 Annual Meeting of SHBI shareholders. In addition, Mr. Beatty, SHBI’s current President and Chief Executive Officer and member of the SHBI board will resign in connection with the closing of the merger.
Determinations regarding the additional TCFC nominees and the additional director of the SHBI board and the Shore United Bank board who will resign effective no later than immediately prior to the effective time have not yet been made. A joint committee of the SHBI board and the TCFC board has been formed to evaluate board and committee composition of the combined company and the combined bank.
Management of the Combined Company and Combined Bank
Pursuant to the terms of the merger agreement, effective as of the effective time, members of the executive management of the combined company and the combined bank, all of whom are current executive officers of either SHBI or TCFC, are as follows:
•
Mr. James M. Burke, President and Chief Executive Officer of SHBI and Shore United Bank (current President and Chief Executive Officer of TCFC);

•
Ms. Donna J. Stevens, Chief Operating Officer of SHBI and Shore United Bank (current Executive Vice President and Chief Operating Officer of SHBI); and

•
Mr. Todd L. Capitani, Chief Financial Officer of SHBI and Shore United Bank (current Executive Vice President and Chief Financial Officer of TCFC).

The remainder of the executive management team for the combined company and combined bank will draw from both SHBI and TCFC.
Governing Documents
Effective as of the effective time, the SHBI articles will be amended to increase the number of authorized shares of SHBI common stock and the SHBI bylaws will be amended to accommodate certain corporate governance provisions in the merger agreement, including to provide for the position of vice chairman of the SHBI board.
Headquarters and Name of the Combined Company
The merger agreement provides that, effective as of the effective time, the headquarters of SHBI and Shore United Bank will be located in Easton, Maryland, the name of the combined company will be “Shore Bancshares, Inc.” and the name of the combined bank will be “Shore United Bank, N.A.”
Accounting Treatment of the Merger
The merger will be accounted for under the acquisition method of accounting under GAAP. Under this method, TCFC’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of SHBI. Any excess of the fair value of the net assets acquired as compared to the purchase price for TCFC will be recorded as a bargain purchase gain. Any excess of the purchase price for TCFC over the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with FASB Accounting Standards Codification (ASC) Topic 350, “Intangibles — Goodwill and Other,” the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by SHBI in connection with the merger will be amortized to expense. The financial statements of SHBI issued after the merger will reflect the results attributable to the acquired operations of TCFC beginning on the date of completion of the merger.
Regulatory Approvals
Overview
To complete the merger, SHBI and TCFC need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank regulatory agencies and other regulatory authorities. Subject to the terms of the merger agreement, SHBI and TCFC have agreed to cooperate with each other and use reasonable best efforts to prepare and file all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all governmental authorities necessary to consummate the merger and the bank merger, and to use its best efforts to make any initial application filings with governmental authorities within 45 days of the date of the merger agreement or as promptly as reasonably practicable thereafter.
Under the terms of the merger agreement, SHBI and TCFC, and their respective subsidiaries, will not be required or, without the written consent of the other party, permitted to take any action, or commit to take any action, or agree to any condition or restriction in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental authorities or regulatory agencies that would reasonably be likely to have a material adverse effect on SHBI or TCFC, would reasonably be likely to impose a burdensome condition on SHBI or any of its subsidiaries (including, after the effective time, TCFC and its subsidiaries or require the sale by SHBI or any of its subsidiaries (including, after the effective time, TCFC and its subsidiaries) of any material portion of their respective assets. The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by TCFC shareholders in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger. SHBI and TCFC believe that the merger does not raise significant regulatory concerns.
Status of Applications
SHBI has filed all required applications with the OCC, the Federal Reserve Board and the MD OCFR that are described in more detail below. SHBI will also file the articles of merger with the Maryland State Department of Assessments and Taxation (the “MD SDAT”). A courtesy copy of the application filed with the OCC was also submitted to the Virginia Bureau of Financial Institutions. As of the date of this joint proxy statement/prospectus, SHBI and TCFC have received the required regulatory approvals from the OCC and the MD OCFR. In addition, the Federal Reserve Board granted SHBI and TCFC a waiver of its merger application requirements. None of these approvals impose conditions, restrictions or requirements that would require SHBI or TCFC to take any action or commit to take any action that would (i) reasonably be likely to have a material adverse effect on SHBI (measured on a scale relative to TCFC) or a material adverse effect on TCFC, (ii) reasonably be likely to impose a burdensome condition, as defined in the merger agreement, on SHBI or its subsidiaries (including, after the effective time, TCFC and its subsidiaries) or (iii) require the sale by SHBI or its subsidiaries (including, after the effective time, TCFC and its subsidiaries) of any material portion of their respective assets. See “Merger Agreement — Conditions to Complete the Merger” beginning on page 120. The approval of any application or notice merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the merger consideration to be received by, or fairness to, TCFC shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

Office of the Comptroller of the Currency; Board of Governors of the Federal Reserve System; Maryland Office of the Commissioner of Financial Regulation
In order to consummate the merger, the prior approval of the OCC is required pursuant to 12 CFR §5.33 and under the Bank Merger Act and the prior approval of or a waiver from the Federal Reserve Board is required under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In reviewing the merger, the OCC and the Federal Reserve Board take competitive considerations into account, as well as capital adequacy, quality of management and earnings prospects. The OCC also takes into account the record of performance of Shore United Bank in meeting the credit needs of the communities that it serves and Shore United Bank’s regulatory rating under the Community Reinvestment Act (“CRA”). Shore United Bank and Community Bank of the Chesapeake both received at least a “satisfactory” performance rating in their most recent CRA evaluations.
Any transaction approved by the OCC under the Bank Merger Act may not be completed until 30 days after the OCC’s approval, during which time the Department of Justice (the “DOJ”) may challenge such transaction on antitrust grounds. With the approval of the Federal Reserve Board and the DOJ, the waiting period may be reduced to 15 days. While SHBI and TCFC do not know of any reason that the DOJ would challenge regulatory approval by the OCC and believe that the likelihood of such action is remote, there can be no assurance that the DOJ will not initiate such a proceeding, or if such a proceeding is initiated, the result of any such challenge.
As the merger involves the acquisition of or merger with a company that controls an insured depository institution chartered by the MD OCFR, Maryland law requires the acquiring company to submit an application to the MD OCFR.
Other Regulatory Approvals
Neither SHBI nor TCFC is aware of any other regulatory approvals that would be required for completion of the merger except as described above. Should any other approvals be required, it is presently contemplated that such approvals would be sought. There can be no assurance, however, that any other approvals, if required, will be obtained.
Listing of the SHBI Common Stock
SHBI has agreed to use its reasonable best efforts to cause the shares of SHBI common stock to be issued to TCFC shareholders as the merger consideration to be approved for listing on NASDAQ.
Resale of SHBI Common Stock
The shares of common stock that TCFC shareholders receive as a result of the merger will be registered under the Securities Act. TCFC shareholders may freely trade these shares of SHBI common stock if such TCFC shareholder is not considered an “affiliate” of SHBI, as that term is defined in the federal securities laws. Generally, “affiliates” include directors, certain executive officers and holders of 10% or more of the outstanding SHBI common stock.
SHBI’s affiliates may not sell their shares of SHBI common stock acquired in the merger, unless those shares are registered under an effective registration statement under the Securities Act, or by complying with an applicable exemption from the registration requirements of the Securities Act. SHBI may also place restrictive legends on certificates representing shares of SHBI common stock issued to all persons who will be considered “affiliates” of SHBI.
Appraisal or Dissenters’ Rights in the Merger
Neither the holders of SHBI common stock nor the holders of TCFC common stock have the right to demand and receive the fair value of their stock from SHBI or TCFC in connection with the merger and/or to seek an appraisal to determine such fair value because the shares of SHBI common stock and TCFC common stock are listed on Nasdaq and the circumstances surrounding the merger do not satisfy all of the conditions set forth in Section 3-202(d) of the MGCL that would trigger such appraisal or dissenters’ rights.

THE MERGER AGREEMENT
This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Appendix A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about SHBI or TCFC. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings SHBI and TCFC make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 153 of this joint proxy statement/prospectus.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about SHBI and TCFC contained in this joint proxy statement/prospectus or in the public reports of SHBI or TCFC filed with the SEC may supplement, update or modify the factual disclosures about SHBI and TCFC contained in the merger agreement. The merger agreement contains representations and warranties by TCFC, on the one hand, and by SHBI, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by SHBI and TCFC were qualified and subject to important limitations agreed to by SHBI and TCFC in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that SHBI and TCFC each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about SHBI and TCFC at the time they were made or otherwise.
Structure of the Merger
Each of SHBI and TCFC’s respective boards has unanimously approved the merger agreement. The merger agreement provides that, pursuant to the terms and conditions set forth in the merger agreement, TCFC will be acquired by SHBI in a transaction in which TCFC will merge with and into SHBI, with SHBI as the surviving corporation, which is referred to as the merger. Promptly following the consummation of the merger, Community Bank of the Chesapeake will be merged with and into Shore United Bank, with Shore United Bank as the surviving bank, which is referred to as the bank merger. Following consummation of the bank merger, Shore United Bank intends to continue to operate all of the branches acquired from Community Bank of the Chesapeake.
Amendment of the Merger Agreement
To the extent permitted under applicable law, the merger agreement may be amended or supplemented at any time by written agreement of the parties whether before or after the approval of the shareholders of TCFC, except that after shareholders of TCFC have approved the principal terms of the merger agreement, except as described in the next sentence, no amendment or supplement that by law requires further approval by the shareholders of TCFC may be made without first obtaining such approval. The merger agreement provides that, by approving the principal terms of the merger agreement, TCFC shareholders will be deemed to have approved any amendment to the December 31, 2023 termination date, which is described below.
Merger Consideration
General
Each share of TCFC common stock issued and outstanding immediately before the effective time will be canceled and converted into the right to receive the right to receive 2.3287 shares of SHBI common stock. Upon completion of the merger, and based on 5,666,904 shares of TCFC common stock outstanding as of April 12, 2023, plus 12,586 shares of TCFC common stock reserved for issuance in connection with TCFC PSU awards and 28,141 shares of TCFC common stock reserved for issuance in connection with TCFC RSU awards, TCFC’s shareholders are expected to receive an aggregate of 13,291,360 shares of SHBI common stock. Following the completion of the merger, and based on 19,898,388 shares of SHBI common stock outstanding as of April 12, 2023, the former TCFC shareholders will own approximately 40% of the outstanding shares of SHBI common stock and the current shareholders of SHBI will own the remaining approximately 60% of the outstanding shares of SHBI common stock.
If the outstanding shares of SHBI common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give TCFC shareholders and the same economic effect as contemplated by the merger agreement prior to such event.
Since the U.S. federal income tax consequences will depend in part on each TCFC shareholder’s individual circumstances, you are urged to read carefully the information set forth below under the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 126.
Fractional Shares
No fractional shares of SHBI common stock will be issued, and in lieu thereof, each holder of TCFC common stock who would otherwise be entitled to a fractional share interest will receive an amount in cash, without interest, determined by multiplying such fractional interest by the SHBI average share price, rounded to the nearest whole cent. No such holder will be entitled to dividends, voting rights or any other rights in respect of any fractional share of SHBI common stock.
Governing Documents
Effective as of the effective time, the SHBI articles will be amended to increase the number of authorized shares of SHBI common stock and the SHBI bylaws will be amended to accommodate certain corporate governance provisions in the merger agreement, including to provide for the position of vice chairman of the SHBI board.
Treatment of TCFC Equity Awards
TCFC Restricted Stock Awards
Each TCFC restricted stock award that is outstanding immediately prior to the effective time will automatically be converted into a SHBI restricted stock award, in respect of that number of shares of SHBI common stock equal to the product of the total number of shares of TCFC common stock subject to the TCFC restricted stock award multiplied by the exchange ratio.
TCFC RSU Awards
Each TCFC RSU award that is outstanding immediately prior to the effective time will automatically be converted into a SHBI RSU award in respect of that number of shares of SHBI common stock equal to the product of the total number of shares of TCFC common stock subject to a TCFC RSU award multiplied by the exchange ratio.
TCFC PSU Awards
Each TCFC PSU award that is outstanding immediately prior to the effective time will automatically be converted into a SHBI RSU award in respect of that number of shares of SHBI common stock equal to the product of the total number of shares of TCFC common stock subject to the TCFC PSU award multiplied by the exchange ratio. The number of shares of TCFC common stock subject to a TCFC PSU award immediately prior to the effective time will be determined assuming performance goals are satisfied based on target performance. Each resulting SHBI RSU award will be subject to the same terms and conditions as applied to the TCFC PSU award immediately prior to the effective time, except that the resulting SHBI RSU award will no longer be subject to any performance conditions and will instead be subject only to time-based vesting.
SHBI Shareholder Agreements
As an inducement for TCFC to enter into the merger agreement, each director and executive officer of SHBI, who own in the aggregate approximately 11.7% of the outstanding shares of SHBI common stock as of December 14, 2022, have entered into a SHBI shareholder agreement with TCFC, the form of which is set forth as Annex B to the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A, pursuant to which he or she agreed, among other things, to:
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appear at SHBI special meeting or otherwise cause all the shares of SHBI common stock to be counted as present thereat for purposes of calculating a quorum; and

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vote (or caused to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all the shares of SHBI common stock that are owned by him or her, or as to which he or she has, directly or indirectly, the right to vote or direct the voting, (i) in favor of adoption and approval of the issuance of SHBI common stock to TCFC shareholders as the merger consideration and any other matters required to be approved by SHBI’s shareholders for the consummation of the merger; (ii) against any action or agreement that to the knowledge of him or her would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of SHBI contained in the merger agreement or of him or her contained in the SHBI shareholder agreement; and (iii) against any acquisition proposal or other action, agreement or transaction that is intended, or to the knowledge of him or her reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the merger or the performance of him or her of his or her obligations under the SHBI shareholder agreement.

Each such director and executive officer of SHBI also agreed to certain restrictions on their ability to transfer their shares of SHBI common stock, discussed below.
Pursuant to the SHBI shareholder agreements, except in the case of a permitted transfer (as defined in the SHBI shareholder agreement), each executive officer and each SHBI director who entered into a SHBI shareholder agreement also agreed, while such agreements are in effect, not to, (i) sell, transfer, pledge, encumber, distribute by gift or donation, or otherwise dispose of any of the shares of SHBI common stock whether by actual disposition, physical settlement, or effective economic disposition through hedging transactions, derivative transactions or other means, (ii) enter into any agreement, arrangement or understanding with any person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with the shareholder’s representations, warranties and obligations under the SHBI shareholder agreement, or (iii) take any other action that could reasonably be expected to impair or otherwise adversely affect, in any material respect, the shareholder’s power, authority and ability to comply with and perform his, her or its covenants and obligations under the SHBI shareholder agreement. Each person and entity who entered into the SHBI shareholder agreement also agreed not to deposit any shares in a voting trust, grant any proxy, or enter into any voting agreement or similar agreement or arrangement with respect to any shares of SHBI common stock. The restrictions on transfer of shares of SHBI common stock described herein shall no longer apply once the requisite SHBI shareholder approval has been obtained.

TCFC Shareholder Agreements
As an inducement for SHBI to enter into the merger agreement, each director and certain executive officers of TCFC who own shares of TCFC common stock, reflecting an aggregate of approximately 7.1% of the outstanding TCFC common stock as of December 14, 2022, entered into a TCFC shareholder agreement with SHBI, the form of which is set forth as Annex A to the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A, pursuant to which he or she agreed, among other things, to:
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appear at the TCFC special meeting or otherwise cause all the shares of TCFC common stock to be counted as present thereat for purposes of calculating a quorum; and

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vote (or caused to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all the shares of TCFC common stock that are owned by him or her, or as to which he or she has, directly or indirectly, the right to vote or direct the voting, (i) in favor of adoption and approval of the merger, the merger agreement and the transactions contemplated thereby; (ii) against any action or agreement that to the knowledge of him or her would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of TCFC contained in the merger agreement or of him or her contained in the TCFC shareholder agreement; and (iii) against any acquisition proposal or other action, agreement or transaction that is intended, or to the knowledge of him or her reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the merger or the performance of him or her of his or her obligations under the TCFC shareholder agreement.

Each such director and executive officer of TCFC also agreed to certain restrictions on their ability to transfer their shares of TCFC common stock, discussed below.
Pursuant to the TCFC shareholder agreements, except in the case of a permitted transfer (as defined in the TCFC shareholder agreement), each executive officer and each TCFC director who entered into a TCFC shareholder agreement also agreed, while such agreements are in effect, not to (i) sell, transfer, pledge, encumber, distribute by gift or donation, or otherwise dispose of any of the shares of TCFC common stock whether by actual disposition, physical settlement, or effective economic disposition through hedging transactions, derivative transactions or other means, (ii) enter into any agreement, arrangement or understanding with any person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with the shareholder’s representations, warranties and obligations under the TCFC shareholder agreement, or (iii) take any other action that could reasonably be expected to impair or otherwise adversely affect, in any material respect, the shareholder’s power, authority and ability to comply with and perform his, her or its covenants and obligations under the TCFC shareholder agreement. Each person and entity who entered into the TCFC shareholder agreement also agreed not to deposit any shares in a voting trust, grant any proxy, or enter into any voting agreement or similar agreement or arrangement with respect to any shares of TCFC common stock. The restrictions on transfer of shares of TCFC common stock described herein shall no longer apply once the requisite TCFC shareholder approval has been obtained.
Closing and Effective Time
Pursuant to the terms and conditions set forth in the merger agreement, TCFC will be acquired by SHBI in a transaction in which TCFC will merge with and into SHBI, with SHBI as the surviving entity. The merger will become effective upon the acceptance of articles of merger to be filed with the MD SDAT in accordance with the provisions of applicable Maryland law.
Procedures for Exchanging TCFC Common Stock Certificates or Book-Entry Shares
Promptly following the closing of the merger, Broadridge Corporate Issuer Solutions, SHBI’s exchange agent, will mail to each holder of record of TCFC common stock a notice and form of transmittal letter advising such holder of the effectiveness of the merger and the procedure for surrendering to the exchange agent certificates representing shares of TCFC common stock in exchange for the merger consideration allocated to them. Upon surrender of a stock certificate of TCFC common stock for exchange and cancellation to the exchange agent, together with a duly executed transmittal letter, the holder of such certificate will be entitled to receive the merger consideration allocated to him or her and the certificate for TCFC common stock so surrendered will be canceled. No interest will be paid or accrued on any cash paid in lieu of fractional shares of SHBI common stock.
TCFC shareholders who surrender their stock certificates and complete the transmittal materials, or who have taken other steps to surrender the evidence of their stock interest in TCFC in accordance with the instructions accompanying the transmittal letter, will, upon the exchange agent’s acceptance of such stock certificates and transmittal materials or stock interest, be entitled to evidence of issuance in book entry form, or upon written request of such holder, a certificate or certificates representing, the number of whole shares of SHBI common stock in to which the aggregate number of shares of TCFC common stock surrendered have been converted pursuant to the merger agreement.
TCFC shareholders are not required to take any specific actions if their shares of TCFC common stock are held in book-entry form. After the completion of the merger, shares of TCFC common stock held in book-entry form will automatically be exchanged for the merger consideration. Any TCFC shareholders who hold shares in a combination of certificated and book-entry form would need to return a completed letter of transmittal and their physical stock certificate(s) in order to be exchanged for the merger consideration.
Any TCFC shareholder who receives shares of SHBI common stock in the merger will receive dividends on SHBI common stock or other distributions declared after the completion of the merger only if he or she has surrendered his or her TCFC stock certificates. Only then will the TCFC shareholder be entitled to receive all previously withheld dividends and distributions, without interest.
After completion of the merger, no transfers of TCFC common stock issued and outstanding immediately prior to the completion of the merger will be allowed. TCFC stock certificates that are presented for transfer after the completion of the merger will be canceled and exchanged for the appropriate merger consideration.
SHBI will only issue a SHBI stock certificate in a name other than the name in which a surrendered TCFC stock certificate is registered if a TCFC shareholder presents the exchange agent with all documents required to show and effect the unrecorded transfer of ownership of the shares of TCFC common stock formerly represented by such TCFC stock certificate, and that the TCFC shareholder has paid any applicable stock transfer taxes.
If a TCFC shareholder has lost his or her TCFC stock certificate, or the TCFC stock certificate has been lost, stolen or destroyed, the TCFC shareholder may be required to deliver an affidavit and a lost certificate bond as a condition to receiving any merger consideration to which he or she may be entitled.
Representations and Warranties
Pursuant to the merger agreement, SHBI and TCFC made certain customary representations and warranties relating to their respective companies, subsidiaries, businesses and matters related to the merger. For detailed information concerning these representations and warranties, reference is made to Article V of the merger agreement included as Appendix A to this joint proxy statement/prospectus. Such representations and warranties generally must remain accurate through the completion of the merger, unless the fact or facts that caused a breach of a representation and warranty has not had or is not reasonably likely to have a material adverse effect on the party making the representation and warranty. See the section entitled “— Conditions to Complete the Merger” beginning on page 120.
The merger agreement contains representations and warranties that SHBI and TCFC made to and solely for the benefit of each other. These representations and warranties are subject to materiality standards which may differ from what may be viewed as material by investors and shareholders, and, in certain cases, were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The assertions embodied in those representations and warranties also are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement. Although neither SHBI nor TCFC believes that the disclosure schedules contain information that the federal securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement.
Accordingly, neither the shareholders of TCFC nor of SHBI should rely on the representations and warranties as characterizations of the actual state of facts, since they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in SHBI’s or TCFC’s (if any) public disclosures.
The representations and warranties in the merger agreement do not survive the effective time.
Covenants and Agreements
Conduct of Business Prior to the Consummation of the Merger
The merger agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending consummation of the merger. These covenants, which are contained in Article IV of the merger agreement included as Appendix A to this joint proxy statement/prospectus, are briefly described below.
Prior to the effective time, except as expressly contemplated or permitted by the merger agreement (including as previously disclosed or otherwise set forth in the confidential disclosure schedules), as required by applicable law, regulation or policies imposed by any governmental authority, or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain specified exceptions, neither TCFC nor SHBI will, and neither TCFC nor SHBI will permit any of their respective subsidiaries to:
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conduct their business other than in the ordinary course of business consistent with past practice or fail to use commercially reasonable efforts to preserve their respective business organizations, employees and the goodwill of their respective customers, their subsidiaries and others with whom material business relations exist;

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other than pursuant to the settlement or vesting of the TCFC equity awards (in the case of TCFC) or the SHBI equity awards (in the case of SHBI), outstanding as of the date of the December 14, 2022, and in accordance with their terms and, as applicable, the TCFC equity plans (in the case of TCFC) or the SHBI equity plans (in the case of SHBI) in effect as of the date of the merger agreement, and other than in the case of SHBI, the issuance of the shares of SHBI common stock pursuant to the merger agreement, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or rights to acquire stock, or permit any additional shares of stock to become subject to grants of employee or director stock options or other rights;

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make, declare or pay or set aside for payment any dividend on or in respect of or declare or make any distribution on any shares of SHBI capital stock or TCFC capital stock; except (i) regular quarterly cash dividends by TCFC of $0.175 per share of TCFC common stock, (ii) regular quarterly cash dividends by SHBI of $0.12 per share of SHBI common stock, or (iii) dividends paid by any of the subsidiaries of each of TCFC and SHBI to TCFC or SHBI or any of their wholly owned subsidiaries;

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adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of SHBI capital stock or TCFC capital stock (other than the withholding of shares to satisfy withholding tax obligations in respect of TCFC equity awards, in the case of TCFC, or SHBI equity awards, in the case of SHBI, in each case outstanding as of the date of the merger agreement, in accordance with their terms and, as applicable, the TCFC equity plans in the case of TCFC, or the SHBI equity plans in the case of SHBI, as in effect on the date of the merger agreement);

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enter into or amend or renew any employment, consulting, severance, change in control, retention bonus, salary continuation or similar agreements or arrangements with any director or executive officer of TCFC, SHBI or their respective subsidiaries (other than with respect to employment agreements that provide for automatic renewal in accordance with their terms), grant or announce any salary or wage increase (other than annual increases adopted in the ordinary and usual course of business consistent with past practice), grant or announce any severance or termination pay (other than pursuant to a previously disclosed severance arrangement or policy) or increase any employee benefit (including incentive or bonus payments), except for certain changes in the ordinary course of business or as set forth in the TCFC and SHBI confidential disclosure schedules;
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hire any person as a senior officer of it or any of its subsidiaries or promote any employee to a senior officer position, except (i) to satisfy contractual obligations existing as of the date of the merger agreement and (ii) persons hired to fill any senior officer vacancies either existing as of the date of the merger agreement or arising after the date of the merger agreement whose employment is terminable at the will and who are not subject to or eligible for any change in control, bonus or similar benefits or payments that would become payable as a result of the merger agreement, or consummation thereof;

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enter into any collective bargaining agreement or agreement with a labor union, guild or association representing any employee;

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except as required by the terms of TCFC’s existing employee benefit plans or SHBI’s existing employee benefit plans, as applicable, enter into, establish, adopt, terminate any existing TCFC’s employee benefit plans or TCFC benefit plans, as the case may be, other than amendments or adjustments to broad-based welfare benefit plans (other than severance) in the ordinary course of business consistent with past practice and as would not reasonably be expected to materially increase the cost of benefits under any such existing TCFC employee benefit plans or SHBI employee benefit plans, or accelerate the vesting or exercisability of stock options, restricted stock, restricted stock units or other compensation or benefits;

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sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its material assets, deposits, business or properties, in each case, other than in the ordinary course of business consistent with past practice;

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acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice), including without limitation, by merger or consolidation or by investment in a partnership or joint venture, all or any portion of the assets, business, deposits or properties of any other entity (other than in the ordinary course of business consistent with past practice);

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make any capital expenditures, other than capital expenditures in the ordinary course of business consistent with past practice, in amounts not exceeding $50,000 individually or $100,000 in the aggregate;

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amend its articles of incorporation, bylaws or equivalent governing documents of its subsidiaries;

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implement or adopt any material change in its accounting principles, practices or methods other than as may be required by changes in laws or regulations or GAAP;

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terminate, materially amend, or waive any material provision of any of certain material contracts of SHBI and TCFC, as the case may be, or make any change in any instrument or agreement governing the terms of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to TCFC or SHBI, or enter into any contract that would constitute a material contract of TCFC or SHBI, as the case may be, if it were in effect on the date of the merger agreement;

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enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which it or any of its subsidiaries is or becomes a party after the date of the merger agreement, which settlement, agreement or action involves payment by it or any of its subsidiaries of an amount which exceeds $100,000 individually or $1,000,000 in the aggregate and/or would impose any material restriction on the business of SHBI or its subsidiaries following the consummation of the merger (including TCFC);
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enter into any new material line of business; materially change its lending, investment, underwriting, loan, servicing, risk and asset liability management and other material banking and operating policies, or materially change the manner in which its investment securities or loan portfolio is classified or reported, in each case, except as required by applicable law, regulation, policies imposed by any governmental authority or in conformity with GAAP or, in the case of TCFC, except as in accordance with and as contemplated by the merger agreement, or file any application or enter into any contract with respect to the opening, relocation or closing of, or open, relocate or close, any branch, office, service center or other facility;

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introduce any material new sales compensation or incentive programs or arrangements (except those the material terms of which have been fully disclosed in writing to the other party prior to the date of the merger agreement);

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enter into any derivatives contract outside of the ordinary course of business consistent with past practice;

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incur any indebtedness for borrowed money (other than deposits, federal funds purchased, cash management accounts, Federal Home Loan Bank and Federal Reserve Bank borrowings and advances that mature within 90 days and that have no put or call features and securities sold under agreements to repurchase that mature within 90 days, in each case, in the ordinary course of business consistent with past practices); or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual or entity, other than with respect to a subsidiary of it, in connection with the collection of checks and letters of credit and other negotiable instruments in the ordinary course of business consistent with past practice;

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acquire (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security, collateralized loan obligation or equity investment, in each case, other than in the ordinary course of business consistent with past practice or dispose of any debt security or equity investment, other than in the ordinary course of business consistent with past practice;

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(i) make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (collectively, “loans”), other than loans made pursuant to existing commitments that have been previously disclosed or made in the ordinary course of business consistent with past practice, that are not in excess of $15.0 million individually; provided, that it and its subsidiaries can make renew, modify, or enter into loans that exceed the foregoing dollar limitation or enter into any agreement providing for the purchase of a loan participation outside of the ordinary course of business consistent with past practice to the extent it provides to the other party in writing a complete loan package for such loan or loan participation, as applicable, and such other party does not object to such loan or loan participation within three business days of receipt of such written notice; (ii) take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure any loans (except loan restructurings made in the ordinary course of business consistent with past practice); (iii) enter into any loan securitization or create any special purpose funding entity; or (iv) enter into any agreement or arrangement providing for the purchase of a loan participation other than in the ordinary course of business consistent with past practice;

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make any material investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice);

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make or change any material tax election, settle or compromise any material tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of taxes (other than extensions or waivers of the statute of limitations for filing any tax return in the ordinary course of business), enter into any closing agreement with respect to any material amount of taxes or surrender any right to claim a material tax refund, adopt or change any material method of accounting with respect to taxes or file any amended income or other material tax return;
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take any action that would cause the merger agreement or the merger to be subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, or to exempt or make not subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than TCFC, SHBI or their respective subsidiaries) or any action taken thereby, if that person or action would otherwise have been subject to the restrictive provisions of that law;

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make any loan to or enter into any transaction with any of its or any of its subsidiaries’ directors or executive officers (other than those entered into on an arm’s length basis, in the ordinary course and consistent with past practice and in compliance with applicable law, regulation and policies imposed by any governmental authority);

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take any action that is or would be reasonably likely to result in (i) the merger not qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) any of the representations and warranties of TCFC or SHBI set forth in the merger agreement being or becoming untrue in any material respect at or prior to the effective time, such that the condition to complete the merger requiring that the representations and warranties of each of SHBI and TCFC in the merger agreement must be true and correct, would not be satisfied, (iii) any of the other conditions to the merger set forth in the merger agreement not being satisfied, (iv) a material delay in the ability of SHBI or TCFC to perform any of their obligations under the merger agreement on a timely basis, or (v) a material delay in the ability of the parties to obtain any required regulatory approvals; or

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enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Regulatory Matters
SHBI and TCFC and their respective subsidiaries have agreed to cooperate with each other and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations necessary to consummate the merger; and SHBI has agreed to use its reasonable best efforts to make any initial application filings required to obtain the requisite regulatory approvals within 45 days of the date of the merger agreement or as promptly as reasonably practicable thereafter.
Each of SHBI and TCFC have agreed that each party will have the right to review in advance, and to the extent practicable, each will consult with the other (in each case subject to applicable laws relating to the exchange of information), with respect to all written information submitted to any governmental authority in connection with the merger, provided that SHBI will not be required to provide TCFC with confidential portions of any filing with a governmental authority. In exercising the foregoing right, each of SHBI and TCFC agreed to act reasonably and as promptly as practicable.
SHBI and TCFC have also agreed to consult with the other party with respect to the obtaining of all permits, consents, approvals, waivers and authorizations necessary or advisable to consummate the merger, and each party will keep the other party apprised of the status of material matters relating to completion of the merger, and, to the extent permitted by applicable law, regulation or polices imposed by any governmental authority, to provide the other party with a copy of all correspondence to or from any governmental authority in connection with the merger and descriptions of any material or significant oral communications with any governmental authority in connection with the merger, provided that SHBI will not be required to provide TCFC with confidential portions of any filing or other communication with a governmental authority.
SHBI and TCFC have also agreed to, upon request, furnish the other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of their subsidiaries to any governmental authority.
Employee Matters
The merger agreement contains certain agreements of the parties with respect to various employee matters, which are described below.
The merger agreement provides that unless mutually agreed by TCFC and SHBI prior to the effective time, SHBI, as the surviving corporation, will provide to the employees of SHBI, TCFC and their subsidiaries as of the effective time who continue to remain employed with the surviving corporation and its subsidiaries (the “continuing employees”), during the period commencing at the effective time and ending 12 months after the effective time, with the following: (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for each such continuing employee immediately prior to the effective time, (ii) target cash incentive opportunities that are, in each case, no less favorable than those in effect for each such continuing employee immediately prior to the effective time, and (iii) employee benefits (other than severance) that are no less favorable in the aggregate than those provided to such continuing employees immediately prior to the effective time. With respect to clause (iii), if the parties mutually agree to integrate the continuing employees into the TCFC benefit plans or the SHBI benefit plans, which may be done on a plan by plan basis, or to modify any existing plans or adopt new benefit plans with respect to the continuing employees (which plans will, among other things, (A) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (B) not discriminate between employees who were covered by TCFC benefit plans, on the one hand, and those covered by SHBI benefit plans on the other, at the effective time) (the “new benefit plans”), participation in such plans (other than severance) will be deemed to satisfy the foregoing standards, it being understood that the continuing employees may commence participating in the TCFC benefit plans, the SHBI benefit plans or the new benefit plans on different dates following the effective time with respect to different plans.
In addition, during the period commencing at the effective time and ending on the first anniversary thereof, each continuing employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances will be provided severance benefits in accordance with the merger agreement, subject to such continuing employee’s execution (and non-revocation) of a release of claims.
The merger agreement also provides that, with respect to any TCFC benefit plan, SHBI benefit plan or new benefit plan in which any continuing employees become eligible to participate on or after the effective time, SHBI, as the surviving corporation, and its subsidiaries will use commercially reasonable efforts to (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any TCFC benefit plan, SHBI benefit plan or new benefit plan, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous TCFC benefit plan or SHBI benefit plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the effective time under a TCFC benefit plan or SHBI benefit plan that provides health care benefits, to the same extent that such credit was given under the analogous TCFC benefit plan or SHBI benefit plan prior to the effective time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any new benefit plans, and (iii) recognize all service of such employees with TCFC and its subsidiaries for all purposes in any TCFC benefit plan, SHBI benefit plan or new benefit plan to the same extent such service was taken into account under the analogous TCFC benefit plan or SHBI benefit plan prior to the effective time; provided that the foregoing service recognition will not apply (a) to the extent it would result in duplication of benefits for the same period of service, (b) for purposes of any tax-qualified defined benefit pension plan, or (c) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.
SHBI, as the surviving corporation, will assume and honor all TCFC benefit plans and SHBI benefit plans in accordance with their terms. The parties agree that the consummation of the merger will constitute a “change in control,” “change of control” or similar concept under each applicable TCFC benefit plan and SHBI benefit plan; provided that, for purposes of any such plans that provide for deferred compensation within the meaning of Section 409A of the Code, the foregoing will not accelerate the time of payment or distribution of any such deferred compensation (but will accelerate vesting if provided for in accordance with the terms thereof) if the transactions contemplated by the merger agreement do not otherwise constitute a “change in control,” “change of control” or term of similar import under the applicable plan and to so declare as a “change in control,” “change of control” or term of similar import would result in an impermissible payment or distribution for purposes of Section 409A of the Code.
The merger agreement provides that, prior to the closing of the merger, TCFC and SHBI will review the TCFC 401(k) plan and the SHBI 401(k) plan and make a mutual determination as to whether the TCFC 401(k) plan will continue to be maintained by SHBI, as the surviving institution after the effective time, will be merged into the SHBI 401(k) plan or will be terminated prior to the effective time. Pursuant to the merger agreement, TCFC and SHBI are required to take any corporate action as necessary to effectuate such determination and provide the other party with evidence that such determination has been adopted (the form and substance of which shall be subject to reasonable review and comment by the other party) not later than two business days immediately preceding the closing date. If the TCFC 401(k) plan is terminated, continuing employees who participated in the TCFC 401(k) plan prior to the effective time will be eligible to participate, effective as of the effective time, in the SHBI 401(k) plan. If applicable, SHBI and TCFC will take any and all actions that may be required, including amendments to the TCFC 401(k) plan and/or the SHBI 401(k) plan, to permit the continuing employees to make rollover contributions from the TCFC 401(k) plan to the SHBI 401(k) plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of Code) in the form of cash, notes (in the case of loans), SHBI common stock or a combination thereof in an amount equal to the full account balance distributed to such employee from the terminated 401(k) plan.
Prior to the closing of the merger, TCFC and its subsidiaries will have paid into the TCFC ESOP all employer contributions and the TCFC ESOP will terminate in accordance with its terms. Prior to the closing of the merger, TCFC shall (i) adopt written resolutions (or take such other necessary or appropriate action), in form and substance reasonably acceptable to SHBI, to amend the TCFC ESOP to provide that effective no later than the business day preceding the closing date in compliance with its terms and requirements of applicable law, effective no later than the business day preceding (i) all TCFC ESOP account balances are fully vested, (ii) no distributions of accrued benefits will be made subsequent to the date on which the TCFC ESOP is terminated until the Internal Revenue Service issues a favorable determination letter to effect that the plan termination does not adversely affect the TCFC ESOP’s qualification for favorable income tax treatment under the Code, except distributions may be made earlier if required by the terms of the TCFC ESOP upon the occurrence of retirement, death, disability or termination of employment, or any other event, other than the plan termination, that requires a distribution from the TCFC ESOP and (iii) the TCFC ESOP is compliant with the requirements of applicable law.
Pursuant to the merger agreement, SHBI and TCFC will establish a retention bonus pool and a stay bonus pool in the amount $5.35 million in the aggregate for employees of SHBI and its subsidiaries and TCFC and its subsidiaries jointly designated in writing by SHBI and TCFC (other than employees of TCFC and SHBI who are subject to employment contracts or other contracts providing for severance) to help retain key employees. The amount and payment date of the retention or stay bonus for each such employee will be jointly determined in writing by SHBI and TCFC, but in the aggregate will equal $5.35 million assuming all such key employees remain with SHBI or its subsidiary to such date or are involuntarily terminated without cause prior to that date.
Pursuant to the merger agreement, SHBI and Shore United Bank will enter into assumption and amendment agreements with each of James M. Burke, Todd L. Capitani and Christy M. Lombardi. For more information, please see the section entitled “— Interests of Certain TCFC Directors and Executive Officers in the Merger” on page 94. SHBI and Shore United Bank will also enter into a consulting agreement with Lloyd L. Beatty, Jr., current president and chief executive officer of SHBI and Shore United Bank, for a period of six months.
Director and Officer Indemnification and Insurance
The merger agreement provides that from and after the effective time, SHBI, as the surviving entity in the merger, will indemnify and hold harmless all present and former directors and officers of TCFC and its subsidiaries against, as applicable, determined as of the effective time, and will advance expenses as incurred to such persons in respect of, any and all costs and liabilities arising out of the fact that such person is or was a director or officer of TCFC or its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement, in each case to the fullest extent (subject to applicable law) such persons are indemnified or entitled to such advancement or expenses as of the date of the merger agreement by TCFC pursuant to the TCFC articles, the TCFC bylaws or any agreements, arrangements or understanding, in existence as of the date of the merger agreement that have been previously disclosed to SHBI.
The merger agreement requires SHBI, as the surviving entity in the merger, to maintain for a period of six years after the effective time, TCFC’s existing directors’ and officers’ liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by TCFC’s existing policy, including SHBI’s existing policy if it meets the foregoing standard). However, SHBI is not required to spend more than 300% of the annual premiums paid as of the date of the merger agreement by TCFC for such insurance (the “maximum insurance amount”); provided further, that if the amount of annual premiums for such insurance exceeds the maximum insurance amount, SHBI will obtain the most advantageous coverage obtainable for an annual premium equal to the maximum insurance amount. SHBI must also provide proof of such insurance coverage to TCFC no later than 10 business days prior to the effective time.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of SHBI common stock to be issued in the merger, access to information of the other company, advice of changes, shareholder litigation relating to the transactions contemplated by the merger agreement, the coordination of dividend declarations, the assumption by SHBI of TCFC’s indebtedness, public announcements with respect to the transactions contemplated by the merger agreement and exemption from Section 16(b) insider trading liability.
Governance of the Combined Company
Board of Directors of the Combined Company and the Combined Bank
Pursuant to the terms of the merger agreement, SHBI is required to take all action necessary to, immediately prior to the effective time, (i) cause three of SHBI’s existing directors and three of Shore United Bank’s existing directors to resign and, effective as of the effective time, (ii) increase the number of members of each of the SHBI board and Shore United Bank board of directors (the “Shore United Bank board”) from 15 members to 20 members and (iii) appoint or elect, effective as of the effective time, the eight TCFC nominees to each of the SHBI board and Shore United Bank board. Each of the TCFC nominees will be assigned to a SHBI board class and Shore United Bank board class and will serve a term that will coincide with the remaining term of that class and until his or her successor is elected and qualified, and each of SHBI and Shore United Bank has further undertaken to include such individual whose terms will expire at the first annual meeting of shareholders of SHBI and Shore United, as applicable, following the effective time on the list of nominees for director presented by the SHBI board and Shore United Bank board and for which the SHBI board and Shore United Bank board will solicit proxies at the first annual meeting of shareholders of SHBI and Shore United Bank, respectively, following the effective time.
Pursuant to the terms of the merger agreement, effective as of the effective time, Mr. Alan J. Hyatt, will continue to serve as chairman of the SHBI board and Shore United Bank board, and Mr. Austin J. Slater, Jr., the current chairman of the TCFC board, will serve as the vice chairman of the SHBI board and Shore United Bank board. In addition, SHBI and TCFC have determined that Mr. Burke will be appointed or elected to each of the SHBI board and the Shore United Bank board following the effective time.
Ms. Armistead, a current member of the SHBI board, is resigning as a member of the SHBI board effective as of the 2023 Annual Meeting of SHBI shareholders. In addition, Mr. Beatty, SHBI’s current President and Chief Executive Officer and member of the SHBI board will resign in connection with the closing of the merger.

Determinations regarding the additional TCFC nominees and the additional director of the SHBI board and the Shore United Bank board who will resign effective no later than immediately prior to the effective time have not yet been made. A joint committee of the SHBI board and the TCFC board has been formed to evaluate board and committee composition of the combined company and the combined bank.
Management of the Combined Company and Combined Bank
Pursuant to the terms of the merger agreement, effective as of the effective time, members of the executive management of the combined company and the combined bank, all of whom are current executive officers of either SHBI or TCFC, are as follows:
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Mr. James M. Burke, President and Chief Executive Officer of SHBI and Shore United Bank (current President and Chief Executive Officer of TCFC);

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Ms. Donna J. Stevens, Chief Operating Officer of SHBI and Shore United Bank (current Executive Vice President and Chief Operating Officer of SHBI); and

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Mr. Todd L. Capitani, Chief Financial Officer of SHBI and Shore United Bank (current Executive Vice President and Chief Financial Officer of TCFC).

The remainder of the executive management team for the combined company and combined bank will draw from both SHBI and TCFC.
Governing Documents
Effective as of the effective time, the SHBI articles will be amended to increase the number of authorized shares of SHBI common stock and the SHBI bylaws will be amended to accommodate certain corporate governance provisions in the merger agreement, including to provide for the position of vice chairman of the SHBI board.
Headquarters and Name of Combined Company
The merger agreement provides that, effective as of the effective time, the headquarters of SHBI and Shore United Bank will be located in Easton, Maryland, the name of the combined company will be “Shore Bancshares, Inc.” and the name of the combined bank will be “Shore United Bank, N.A.”
Shareholders Meetings and Recommendations of the SHBI Board and the TCFC Board
Pursuant to the merger agreement, each of SHBI and TCFC has agreed to call a meeting of its shareholders for the purpose of voting upon the TCFC merger proposal (in the case of the TCFC shareholders), and the SHBI merger and share issuance proposal (in the case of the SHBI shareholders), and to use reasonable best efforts to cause the meetings to occur as soon as reasonably practicable and on the same date and to set the same record date for such meetings. Such meetings may be held virtually, subject to applicable law and the organizational documents of each party.
Each of SHBI and TCFC and their respective boards has agreed to take all reasonable lawful action to obtain from shareholders of SHBI and TCFC, respectively, the SHBI shareholder approval and TCFC shareholder approval, including by communicating to shareholders of SHBI and TCFC, as applicable, the SHBI board recommendation that SHBI shareholders approve the SHBI merger and share issuance proposal (the “SHBI board recommendation”), and the TCFC board recommendation that TCFC shareholders approve the TCFC merger proposal (the “TCFC board recommendation”), as applicable. Each of SHBI and TCFC has agreed that each of SHBI and TCFC and their respective boards of directors will not (i) withdraw, modify or qualify in a manner adverse to the other party the SHBI board recommendation, in the case of SHBI, or the TCFC board recommendation, in the case of TCFC, or (ii) take any other action or make any other public statement in connection with the SHBI special meeting and the TCFC special meeting, inconsistent with such recommendation a “change in recommendation.”
However, subject to certain termination rights described in “— Termination of the Merger Agreement” below, if the SHBI board or the TCFC board, following receipt of an acquisition proposal and after receiving the advice of its outside counsel and, with respect to financial matters, its outside counsel, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the SHBI board recommendation or the TCFC board recommendation, as applicable, then such board of directors may submit the merger agreement to its shareholders without recommendation and may communicate the basis for its lack of a recommendation to its shareholders to the extent required by law, provided that (i) the TCFC board, in the case of TCFC, or the SHBI board, in the case of SHBI, has concluded in good faith, after giving effect to any modification of the merger agreement which may be offered by SHBI or TCFC, as applicable, that such acquisition proposal constitutes a superior proposal (as defined in the merger agreement); (ii) the recipient of the acquisition proposal gives the other party at least three business days’ prior notice of its intention to effect a change in recommendation in response to such superior proposal (including the identity of the party making such acquisition proposal and all the material terms and conditions of such proposal); and (iii) prior to effecting a change in recommendation and at the end of such notice period in sub clause (ii) above, the recipient of such acquisition proposal negotiates and will have caused its financial and legal advisors to negotiate with the other party for a period of up to five business days to make such modifications to the terms and conditions of the merger agreement so that such acquisition proposal ceases to constitute a superior proposal.
Agreement Not to Solicit Offers
Each of TCFC and SHBI have agreed that it will, and will direct and use its reasonable best efforts to cause their respective affiliates, directors, officers, employees, agents and representatives (including without limitation, any investment banker, financial advisor, attorney, accountant or other representative retained by it (collectively the “representatives”)) to, immediately cease any discussions or negotiations with any other person other than SHBI, in the case of TCFC, or TCFC in the case of SHBI, with respect to any acquisition proposal.
Each of SHBI and TCFC has agreed that it will not, and will not authorize or permit any of their respective subsidiaries and its and their subsidiaries respective directors, officers or employees or any representative retained by them to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal or offer that constitutes, or is reasonably likely to lead to, any acquisition proposal, (ii) provide any confidential information or data to any person relating to any acquisition proposal, (iii) participate in any discussions or negotiations regarding any acquisition proposal, (iv) waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligations of any person other than the other party to the merger agreement or its affiliates, (v) approve or recommend, propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement related to any acquisition proposal or propose to do any of the foregoing, or (vi) make or authorize any statement, recommendation or solicitation in support of any acquisition proposal.
For purposes of the merger agreement, “acquisition proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice or disclosure of an intention to do any of the foregoing from any person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes 25% or more of the total revenues, net income, assets or deposits of TCFC and its subsidiaries taken as a whole on the one hand or SHBI and its subsidiaries taken as a whole on the other hand, (x) direct or indirect acquisition or purchase of any class of equity securities representing 25% or more of the voting power of TCFC on the one hand or SHBI on the other hand, (y) tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of equity securities of TCFC on the one hand or SHBI on the other hand or (z) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving TCFC on the one hand or SHBI on the other hand, other than the transaction contemplated by the merger agreement.
However, in the event that after the date of the merger agreement and prior to the date of the TCFC special meeting in the case of TCFC or the SHBI special meeting in the case of SHBI, if the TCFC board in the case of TCFC or the SHBI board in the case of SHBI determines in good faith, after consulting with its outside legal counsel and, with respect to financial matters, its outside financial advisor, that the failure to do so would be more likely than not to be inconsistent with the TCFC board’s (in the case of TCFC) or the

SHBI board’s (in the case of SHBI) fiduciary duties under applicable law, such party may, in response to a bona fide, written acquisition proposal not solicited in violation of the merger agreement that the TCFC board in the case of TCFC or the SHBI board in the case of SHBI determines in good faith constitutes a superior proposal (as defined in the merger agreement) (1) furnish information with respect to itself to any person making such a superior proposal pursuant to a confidentiality agreement on terms that are in all material respects no less restrictive to such person than the terms contained in the confidentiality agreement are to the other party to the merger agreement, and (2) participate in discussions or negotiations regarding such a superior proposal. Each of SHBI and TCFC have agreed that it shall concurrently provide to the SHBI and TCFC, as applicable, any information (whether such information is confidential, nonpublic or otherwise) concerning it that may be provided to any other person in connection with any superior proposal which has not previously been provided to the other party.
For purposes of the merger agreement, “superior acquisition proposal” means any inquiry any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of TCFC common stock (in the case of TCFC) or the SHBI common stock (in the case of SHBI) then outstanding or all or substantially all of TCFC’s or SHBI’s consolidated assets, which the TCFC board (in the case of TCFC) or the SHBI board (in the case of SHBI) determines in good faith, after taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), and after consulting with its respective financial advisor (which shall be a recognized investment banking firm) and outside counsel, (i) is more favorable from a financial point of view to its shareholders than the merger, (ii) is reasonably likely to be consummated on the terms set forth, and (iii) for which financing, to the extent required, is then committed or which, in the good faith judgment of the TCFC Board in the case of TCFC or the SHBI Board in the case of SHBI, is reasonably likely to be obtained by such third party
Each of SHBI and TCFC has also agreed to promptly (and, in any event, within 24 hours) advise the other party following receipt of any acquisition proposal.
Assumption of TCFC Debt Obligations
SHBI has agreed to assume, or to cause its subsidiary to assume, TCFC’s obligations under the subordinated notes and subordinated debentures. In connection with the assumption of the subordinated notes and subordinated debentures, SHBI and TCFC will enter into any supplemental indentures or other documents reasonably required by the trustee to make such assumption effective.
Conditions to Complete the Merger
Completion of the merger is subject to the satisfaction of certain conditions set forth in the merger agreement or, to the extent permitted by applicable law, the waiver of such conditions by the party entitled to do so, at or before the closing date. Each of the parties’ obligation to consummate the merger under the merger agreement is subject to the following conditions:
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SHBI shall have received the SHBI shareholder approval;

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TCFC shall have received the TCFC shareholder approval;

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all regulatory approvals required to consummate the merger and the bank merger by any governmental authority must have been obtained and must remain in full force and effect, all statutory waiting periods in respect thereof must have expired, and no such required approval may contain any conditions, restrictions or requirements that would require SHBI or TCFC to take any action or commit to take any action that would (i) reasonably be likely to have a material adverse effect on SHBI or a material adverse effect on TCFC, (ii) reasonably be likely to impose a burdensome condition, as defined in the merger agreement, on SHBI or its subsidiaries (including, after the effective time, TCFC and its subsidiaries) or (iii) require the sale by SHBI or its subsidiaries (including, after the effective time, TCFC and its subsidiaries) of any material portion of their respective assets;

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no statute, rule, regulation, judgment, decree, injunction or other order shall have been enacted, issued, promulgated, enforced or entered which prohibits the consummation of the merger or the bank merger;

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the registration statement of SHBI, of which this document is a part, must have become effective under the Securities Act, and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn;

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the shares of SHBI common stock to be issued to the TCFC shareholders as the merger consideration in the merger must have been approved for listing on NASDAQ (or on any securities exchange on which the SHBI common stock may then be listed);

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SHBI must have received an opinion of Holland & Knight LLP to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code; and

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TCFC must have received an opinion of Kilpatrick Townsend & Stockton LLP to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

In addition to the foregoing conditions, the obligation of SHBI to consummate the merger under the merger agreement is subject to the following conditions, which may be waived by SHBI:
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the representations and warranties of TCFC in the merger agreement must be true and correct as of the date of the merger agreement and as of the effective time, as though made on and as of the effective time (except that representations and warranties that by their terms speak as of the date hereof or some other date shall be true and correct as of such date), subject to the materiality standards provided in the merger agreement, and SHBI shall have received a certificate signed by the chief executive officer and chief financial officer of TCFC to that effect;

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TCFC must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time, and SHBI shall have received a certificate signed by the chief executive officer and chief financial officer of TCFC to that effect; and

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SHBI must have received such certificates of TCFC’s officers or others and such other documents to evidence fulfillment of the conditions to its obligations as SHBI may reasonably request.

In addition to the other conditions set forth above, the obligation of TCFC to consummate the merger under the merger agreement is subject to the following conditions, which may be waived by TCFC:
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the representations and warranties of SHBI in the merger agreement must be true and correct as of the date of the merger agreement and as of the effective time, as though made on and as of the effective time (except that representations and warranties that by their terms speak as of the date hereof or some other date shall be true and correct as of such date), subject to the materiality standards provided in the merger agreement, and TCFC shall have received a certificate signed by the chief executive officer and chief financial officer of SHBI to that effect;

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SHBI must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time, and TCFC shall have received a certificate signed by the chief executive officer and chief financial officer of SHBI to that effect; and

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TCFC must have received such certificates of SHBI’s officers or others and such other documents to evidence fulfillment of the conditions to its obligations as TCFC may reasonably request.

Under the terms of the merger agreement, a material adverse effect on either SHBI or TCFC is defined to mean, any event, circumstance, development, change or effect that (i) is material and adverse to the financial condition, results of operations, assets, liabilities, properties or business of SHBI and its subsidiaries taken as a whole, or TCFC and its subsidiaries taken as a whole, as the case may be, or (ii) prevents or would materially impair the ability of any of SHBI and its subsidiaries or TCFC and its subsidiaries, as the case may be, to perform their respective obligations under the merger agreement or otherwise materially impede the consummation of the merger. However, under the terms of the merger agreement, none of the following would be deemed to constitute a material adverse effect under sub clause (i) above:
•
changes after December 14, 2022 in any law or regulation of general applicability to banks, savings institutions and their holding companies or interpretations of them by governmental authorities or the interpretation or implementation thereof;

•
changes after December 14, 2022 in GAAP, or regulatory accounting requirements applicable to banks, savings institutions and their holding companies generally or the interpretation or implementation thereof;

•
any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or other international or national calamity or any material worsening or escalation of such conditions;

•
changes resulting from conditions affecting the banking and financial services industry or changes in global, national or regional political, regulatory, or market, business, financial, credit or general economic conditions (including changes in prevailing interest rates or exchange rates) affecting banks, savings institutions and their holding companies generally;

•
the public announcement or pendency of the merger, including the impact of the merger on relationships with customers, vendors or employees;

•
any modifications or changes to valuation policies and practices in connection with the merger or restructuring charges taken in connection with the merger, in each case in accordance with GAAP;

•
the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including the underlying causes unless otherwise excluded, or changes in the trading price or trading volume of SHBI’s or TCFC’s common stock, in and of itself, but not including the underlying causes thereof unless otherwise excluded;

•
with respect to TCFC, the effects of any action or omission taken with the prior consent or at the prior written request of SHBI or as otherwise required by the merger agreement;

•
the expenses incurred by TCFC and its subsidiaries or SHBI and its subsidiaries in negotiating, documenting, effecting and consummating the merger; and

•
any hurricane, earthquake, flood, fire, pandemic or disease outbreak or other natural disaster or act of God.

provided that the effect of the changes described in the first, second, third, fourth and tenth bullet points above will not be excluded as a material adverse effect to the extent of a materially disproportionate impact, if any, that they have on SHBI and its subsidiaries as a whole on the one hand, or TCFC and its subsidiaries on the other hand, as measured relative to similarly situated companies in the U.S. banking industry.
Termination of the Merger Agreement
The merger agreement can be terminated any time prior to the effective time, whether before or after the receipt of the requisite SHBI shareholder approval or TCFC shareholder approval, in the following circumstances:
•
by the mutual written consent of SHBI and TCFC;

•
if the terminating party is not in material breach of any representation, warranty, covenant, or agreement contained in the merger agreement, by SHBI or TCFC, in the event of a breach by the other party of any representation, warranty, covenant, or agreement contained in the merger agreement that (i) cannot be or has not been cured by the earlier of (A) 30 days of the giving of written notice to the breaching party or parties and (B) December 31, 2023, and (ii) would entitle the non-breaching party not to consummate the merger;

•
by SHBI or TCFC, in the event that the merger is not consummated by December 31, 2023, unless the failure to consummate the merger by such date shall is due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement;
•
by SHBI or TCFC, in the event the approval of any governmental authority required for consummation of the merger or the bank merger has been denied by final non-appealable action of the governmental authority, or any such governmental authority will have issued a final, non-appealable injunction permanently enjoining or otherwise prohibiting the consummation of the merger or the bank merger, or an application for approval has been withdrawn by SHBI and not refiled within 30 days of withdrawal, provided that no party has the right to terminate the merger agreement if the party seeking to terminate the merger agreement failed to perform or observe its covenants;

•
by SHBI if (i) TCFC materially breaches its obligations relating to the nonsolicitation of acquisitions proposals, (ii) the TCFC board makes a change in recommendation or (iii) the TCFC board materially breaches its obligations related to shareholder approval and the TCFC board recommendation;

•
by TCFC if (i) SHBI materially breaches its obligations relating to the nonsolicitation of acquisitions proposals, (ii) the SHBI board makes a change in recommendation or (iii) the SHBI board materially breaches its obligations related to shareholder approval and the SHBI board recommendation;

•
prior to the receipt of TCFC shareholder approval, by TCFC if (i) the TCFC board authorizes TCFC to enter into a binding written agreement with respect to a superior proposal, and (ii) TCFC pays SHBI a termination fee, in each case concurrently with the termination of the merger agreement;

•
prior to the receipt of SHBI shareholder approval, by SHBI if (i) the SHBI board authorizes SHBI to enter into a binding written agreement with respect to a superior proposal, and (ii) SHBI pays TCFC a termination fee, in each case currently with the termination of the merger agreement; or

•
by SHBI or TCFC, if either the TCFC shareholder approval or the SHBI shareholder approval has not been obtained by reason of the failure to obtain the required vote at the TCFC meeting or the SHBI meeting, or at any adjournment or postponement thereof.

Neither SHBI nor TCFC is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of SHBI common stock or TCFC common stock.
Effect of Termination and Abandonment
If the merger agreement is terminated, it will become void and have no effect, except that (i) designated provisions of the merger agreement will survive the termination, including those relating to payment of expenses, the confidential treatment of information, and the termination fee described below and (ii) neither SHBI nor TCFC will be relieved or released from any liabilities or resulting from any knowing and intentional breach of the merger agreement.
Termination Fee
TCFC must pay SHBI a $10.5 million termination fee if the merger agreement is terminated in the following circumstances:
•
in the event that the merger agreement is terminated by SHBI because the TCFC board has made a change in recommendation or breached its nonsolicitation or shareholder meeting obligations under the merger agreement as described in the fifth bullet point set forth under “— Termination of the Merger Agreement” above, TCFC must pay the termination fee to SHBI within two business days following the termination of the merger agreement;

•
in the event that the merger agreement is terminated by TCFC in order to pursue a superior proposal as described in the seventh bullet point set forth under “— Termination of the Merger

Agreement” above, TCFC must pay the termination fee to SHBI no later than the time of the termination of the merger agreement; or
•
in the event that after the date of the merger agreement and prior to the termination of the merger agreement, an acquisition proposal has been made (whether or not conditional) to TCFC or TCFC shareholders or any person has publicly announced an intention to make an acquisition proposal (whether or not conditional), and such acquisition proposal or publicly announced intention shall not have been publicly withdrawn without qualification, and thereafter (A) (i) the merger agreement is terminated by SHBI pursuant to TCFC’s breach of the merger agreement as described in the second bullet point set forth under “— Termination of the Merger Agreement” above, (ii) the merger agreement is terminated by either SHBI or TCFC pursuant to the December 31, 2023 outside date termination right described in the third bullet point set forth under “— Termination of the Merger Agreement” above or (iii) by SHBI due to either the TCFC or SHBI shareholder approvals not being obtained as described in the ninth bullet point set forth under “— Termination of the Merger Agreement” above and (B) prior to the date that is twelve months after such termination, TCFC or any of its subsidiaries enters into a binding definitive agreement with respect to any acquisition proposal or any acquisition proposal is consummated, then TCFC will, on the earlier of the date of execution of such acquisition agreement and the consummation of such acquisition proposal, pay SHBI the termination fee (provided that for purposes of this bullet, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”);

The merger agreement provides that SHBI must pay TCFC a $10.5 million termination fee under the circumstances and in the manner described below:
•
in the event that the merger agreement is terminated by TCFC because SHBI’s board has made a change in recommendation or breached its nonsolicitation or shareholder meeting obligations under the merger agreement as described in the sixth bullet point set forth under “— Termination of the Merger Agreement” above, SHBI must pay the termination fee to TCFC within two business days following the termination of the merger agreement;

•
in the event that the merger agreement is terminated by SHBI in order to pursue a superior proposal as described in the eighth bullet point set forth under “— Termination of the Merger Agreement” above, SHBI must pay the termination fee to TCFC no later than the time of the termination of the merger agreement; or

•
in the event that after the date of the merger agreement and prior to the termination of the merger agreement an acquisition proposal has been made (whether or not conditional) to SHBI or SHBI shareholders or any person has publicly announced an intention to make an acquisition proposal (whether or not conditional) and such acquisition proposal or publicly announced intention shall not have been publicly withdrawn without qualification, and thereafter (A) (i) the merger agreement is terminated by TCFC pursuant to SHBI’s breach of the merger agreement as described in the second bullet point set forth under “— Termination of the Merger Agreement” above, (ii) the merger agreement is terminated by either SHBI or TCFC pursuant to the December 31, 2023 outside date termination right described in the third bullet point set forth under “— Termination of the Merger Agreement” above or (iii) by TCFC due to either the TCFC or SHBI shareholder approvals not being obtained as described in the ninth bullet point set forth under “— Termination of the Merger Agreement” above and (B) prior to the date that is 12 months after such termination, SHBI or any of its subsidiaries enters into a binding definitive agreement with respect to any acquisition proposal or any acquisition proposal is consummated, then SHBI will, on the earlier of the date of execution of such acquisition agreement and the consummation of such acquisition proposal, pay SHBI the termination fee (provided that for purposes of this bullet, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”).

Any termination fee that becomes payable pursuant to the merger agreement will be paid by wire transfer of immediately available funds to an account designated by SHBI and TCFC, as applicable.

If the termination fee becomes payable pursuant to the terms of the merger agreement, payment of the termination fee shall be the sole and exclusive remedy of SHBI against TCFC and any of its subsidiaries and their respective representatives, and TCFC against SHBI and any of its subsidiaries and their respective representatives, each with respect to the breach of any covenant or agreement giving rise to such payment.
Expenses of the Merger
The merger agreement provides that each of TCFC and SHBI will bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by the merger agreement, including fees and expenses of its own financial consultants, accountants and counsel.
Amendment, Waiver and Extension of Merger Agreement
To the extent permitted under applicable law, the merger agreement may be amended or supplemented at any time by written agreement of the parties whether before or after the approval of the shareholders of TCFC, except that after shareholders of TCFC have approved the principal terms of the merger agreement, except as described in the next sentence, no amendment or supplement that by law requires further approval by the shareholders of TCFC may be made without first obtaining such approval. The merger agreement provides that, by approving the principal terms of the merger agreement, TCFC shareholders will be deemed to have approved any amendment to the December 31, 2023 termination date, which is described below.
Governing Law
The merger agreement is governed by and will be construed in accordance with the laws of the State of Maryland, without regard to any applicable conflicts of law principles.
Specific Performance
SHBI and TCFC will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligations to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity. Each of SHBI and TCFC waives any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
This discussion addresses the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of TCFC common stock. The discussion is based on provisions of the Code, U.S. Treasury Regulations, administrative rulings of the Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) and to differing interpretations by the IRS or the courts. Tax considerations under foreign, state, or local tax laws, and under federal tax laws other than those pertaining to U.S. federal income tax are not addressed in this proxy statement/prospectus.
The following discussion neither binds the IRS nor precludes the IRS from adopting a position contrary to that expressed in this proxy statement/prospectus, and we cannot assure you that such contrary position could not be asserted successfully by the IRS or adopted by a court if the positions were litigated. We have not obtained, and do not intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the merger.
For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner that is:
•
an individual citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•
a trust that (i) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (ii) was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury Regulations to continue to be treated as a U.S. person; or

•
an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion applies only to U.S. holders that hold their TCFC common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder in light of the U.S. holder’s particular circumstances or to U.S. holders subject to special treatment under the U.S. federal income tax laws, including:
•
financial institutions;

•
pass-through entities and investors in pass-through entities;

•
persons liable for the alternative minimum tax;

•
insurance companies;

•
tax-exempt organizations;

•
dealers or brokers in securities, commodities, or currencies;

•
traders in securities that elect to use a mark-to-market method of accounting;

•
persons that hold TCFC common stock as part of a straddle, hedge, constructive sale or conversion transaction or other risk reduction transaction;

•
regulated investment companies;

•
real estate investment trusts;

•
retirement plans, individual retirement accounts or other tax deferred accounts;

•
persons whose “functional currency” is not the U.S. dollar;

•
persons who are not citizens or residents of the United States;

•
U.S. expatriates and former long-term residents of the United States;

•
shareholders who exercise dissenters’ rights; and

•
persons who acquired their TCFC common stock through the exercise of an employee stock option, as a restricted stock award, or otherwise as compensation.

If a partnership or other pass-through entity for U.S. federal income tax purposes holds TCFC common stock, the tax treatment of a partner of such partnership or owner of such other pass-through entity will generally depend upon the status of the partner or owner and the activities of the partnership or other pass-through entity. Partnerships and other pass-through entities holding TCFC common stock, and any persons who are partners or owners of such an entity, should consult their own tax advisors regarding the tax consequences of the merger.
The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. This discussion does not constitute tax advice. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax, the unearned income Medicare contribution tax, the estate and gift tax, and any state, local, foreign or other tax laws and of changes in those laws.
U.S. Federal Income Tax Consequences of the Merger.   The merger is intended to qualify as a “reorganization” under Section 368(a) of the Code for U.S. federal income tax purposes. It is a condition to TCFC’s obligation to complete the merger that TCFC receives a written opinion of its counsel, Kilpatrick Townsend & Stockton LLP, dated as of the closing date, to the effect that the merger of TCFC with and into SHBI will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to SHBI’s obligation to complete the merger that SHBI receives an opinion of its counsel, Holland & Knight LLP, dated as of the closing date, to the effect that the merger of TCFC with and into SHBI will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on the assumption that the merger will be completed in the manner set forth in the merger agreement and the registration statement on Form S-4 of which this proxy statement/prospectus is a part, and on representation letters provided by SHBI and TCFC to be delivered at the time of the closing. Those opinions will also be based on the assumption that the representations found in the representation letters are, as of the effective time of the merger, true and complete without qualification and that the representation letters are executed by appropriate and authorized officers of SHBI and TCFC. If any of the assumptions or representations upon which such opinions are based is inconsistent with the actual facts with respect to the merger, the U.S. federal income tax consequences of the merger could be adversely affected and could differ from those described below.
In addition, neither of the tax opinions given in connection with the merger or in connection with the filing of the registration statement on Form S-4 of which this proxy statement/prospectus is a part will be binding on the IRS or any court. Neither TCFC or SHBI intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger, and consequently, there is no assurance that the IRS will treat the merger as a “reorganization” within the meaning of 368(a) of the Code. If the merger does not qualify as a reorganization, the transaction would be treated as a fully taxable transaction on which gain or loss would be recognized. In addition, penalties and interest could be imposed on any resulting tax deficiency. Accordingly, each holder of TCFC common stock should consult its own tax advisor with respect to the particular tax consequences of the merger to such holder.
Subject to the foregoing, the material U.S. federal income tax consequences of the merger will be as follows:
•
no gain or loss will be recognized by SHBI or TCFC as a result of the merger;

•
a U.S. holder of TCFC common stock who exchanges their TCFC common stock for SHBI common stock in the merger generally will not recognize gain or loss, except for any gain or loss that may result from the receipt of cash in lieu of a fractional share of SHBI common stock (as described below under the section entitled “Cash Received In Lieu of a Fractional Share”);

•
a U.S. holder of TCFC common stock who receives SHBI common stock in the merger will have an aggregate tax basis in the SHBI common stock received in the merger (including any fractional shares of SHBI common stock deemed received and redeemed for cash, as described below under the section entitled “Cash Received In Lieu of a Fractional Share”) equal to their aggregate adjusted tax basis in the TCFC common stock surrendered in exchange therefor;

•
the holding period for the shares of SHBI common stock received in the merger (including any fractional shares deemed received and redeemed for cash, as described below) will include the holding period of the shares of TCFC common stock that they surrendered in the merger; and

•
if you acquired different blocks of shares of TCFC common stock at different times or different prices, the holding period of each block of SHBI common stock received will be determined separately for each block depending on the holding period of the blocks of TCFC common stock exchanged for such block of SHBI common stock.

Cash Received In Lieu of a Fractional Share.   A U.S. holder of TCFC common stock who receives cash in lieu of a fractional share of SHBI common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by SHBI of such fractional share. As a result, such U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, such U.S. holder’s holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.
Backup Withholding and Information Reporting.   Payments of cash to a U.S. holder of TCFC common stock pursuant to the merger are subject to information reporting and may, under certain circumstances, be subject to backup withholding (currently at a rate of 24%), unless such shareholder (i) provides SHBI with its taxpayer identification number, certifies that they are not subject to backup withholding on IRS Form W-9 or a successor form and otherwise complies with the backup withholding rules or (ii) provides proof that they are otherwise exempt from backup withholding. Any amounts withheld from payments to a U.S. holder of TCFC common stock under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against such U.S. holder’s U.S. federal income tax liability; provided that such U.S. holder timely furnishes the required information to the IRS.
A U.S. holder who receives SHBI common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder that is required to file a U.S. federal income tax return and is a “significant holder” will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, such holder’s basis (determined immediately before the exchange) in the TCFC common stock surrendered and the fair market value (determined immediately before the exchange) of the TCFC common stock surrendered in the merger. A “significant holder” is a U.S. holder who receives shares of SHBI common stock in the merger and that, immediately before the merger, owned at least 5% (by vote or value) of the outstanding stock of TCFC or securities of TCFC with a basis for federal income tax purposes of at least $1 million.
The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the merger to U.S. holders. It is not tax advice or a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences to you resulting from the merger, including tax return reporting requirements, the applicability and effect of U.S., federal, state, local, foreign, and other tax laws and the effect of any proposed changes in the tax laws.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
The following unaudited pro forma combined condensed financial information is based on the separate historical financial statements of SHBI and TCFC and gives effect to the merger of SHBI and TCFC, including pro forma assumptions and adjustments related to the merger, as described in the accompanying notes to the unaudited pro forma combined condensed financial information.
The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of SHBI and TCFC, as an acquisition by SHBI of TCFC using the acquisition method of accounting as prescribed by the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, ASC 805, “Business Combinations” and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of TCFC will be recorded by SHBI at their respective fair values as of the date the merger is completed.
The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The adjustments included in this unaudited pro forma condensed combined financial information are preliminary and may be revised and may not agree to actual amounts recorded by SHBI upon consummation of the merger. This financial information does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. Additionally, the unaudited pro forma adjustments do not give effect to any unusual restructuring charges that may be incurred as a result of the integration of the two companies or any anticipated disposition of assets that may result from such integration.
As explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger. A final determination of the fair values of TCFC’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of TCFC that exist as of the date of completion of the transaction. Consequently, the values allocated to the assets and liabilities of TCFC, including identified intangibles, and the resultant bargain purchase gain could change significantly from the allocations reflected in the unaudited pro forma condensed combined financial information presented below and those differences could be material.
The financial information has been prepared by SHBI in accordance with Regulation S-X Article 11, Pro Forma Financial Information, and should be read together with and is qualified in its entirety by reference to the following:
•
The accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements;

•
SHBI’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2022, included in SHBI’s Annual Report on Form 10-K for the year ended December 31, 2022, which are incorporated by reference into this joint proxy statement/prospectus; and

•
TCFC’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2022, included in TCFC’s Annual Report on Form 10-K for the year ended December 31, 2022, which are incorporated by reference into this joint proxy statement/prospectus.

SHORE BANCSHARES, INC. AND THE COMMUNITY FINANCIAL CORPORATION
Unaudited Pro Forma Condensed Combined Balance Sheet
December 31, 2022
(in thousands)	SHBI Historical (as reported)		TCFC Historical (as reported)		Transaction Accounting Adjustments			Pro Forma Combined
ASSETS
Cash and due from banks	$37,661		$11,511		$	―		$49,172
Federal funds sold	―		2,140			―		2,140
Interest-bearing deposits with other banks	17,838		11,822			―		29,660
Cash and cash equivalents	55,499		25,473			―		80,972
Investment securities:
Available-for-sale, at fair value	83,587		462,746			―		546,333
Held to maturity, at amortized cost	559,455		―			(500)	A	558,955
Equity securities, at fair value	1,233		4,286			―		5,519
Restricted securities	11,169		4,791			―		15,960
Loans held for sale, at fair value	4,248		―			―		4,248
Loans	2,556,107		1,821,407			(79,126)	B	4,298,388
Less: allowance for credit losses	(16,643)	C	(22,890)	D		22,890	E	(16,643)
Loans, net	2,539,464		1,798,517			(56,236)		4,281,745
Premises and equipment, net	51,488		21,308			8,609	F	81,405
Goodwill	63,266		10,835			(10,835)	G	63,266
Other intangible assets, net	5,547		634			49,576	H	55,757
Other real estate owned, net	197		―			―		197
Mortgage servicing rights, at fair value	5,275		―			―		5,275
Right-of-use assets	9,629		5,920			(550)	F	14,999
Cash surrender value on life insurance	59,218		39,802			―		99,020
Other assets	28,001		35,705			7,172	I	70,878
TOTAL ASSETS	$3,477,276		$2,410,017			$(2,764)		$5,884,529
LIABILITIES
Deposits:
Noninterest-bearing	$862,015		$630,120		$	―		$1,492,135
Interest-bearing	2,147,769		1,458,343			(7,596)	J	3,598,516
Total deposits	3,009,784		2,088,463			(7,596)		5,090,651
Advances from FHLB – short-term	40,000		79,000			―		119,000
Subordinated debt	43,072		31,566			(3,037)	K	71,601
Total borrowings	83,072		110,566			(3,037)		190,601
Lease liabilities	9,908		6,202			(550)	F	15,560
Other liabilities	10,227		17,775			14,221	L	42,223
TOTAL LIABILITIES	3,112,991		2,223,006			3,038		5,339,035
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Common stock	199		56			76	M	331
Additional paid in capital	201,494		97,986			92,099	N	391,579
Retained earnings	171,613		132,235			(141,243)	O	162,605
Accumulated other comprehensive loss	(9,021)		(43,092)			43,092	P	(9,021)
Unearned ESOP shares	―		(174)			174	Q	―
TOTAL STOCKHOLDERS’ EQUITY	364,285		187,011			(5,802)		545,494
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,477,276		$2,410,017			$(2,764)		$5,884,529
The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

SHORE BANCSHARES, INC. AND THE COMMUNITY FINANCIAL CORPORATION
Unaudited Pro Forma Condensed Combined Income Statement
For the Year Ended December 31, 2022
(in thousands, except per share data)	SHBI Historical (as reported)	TCFC Historical (as reported)	Transaction Accounting Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$99,122	$72,738	$9,198	R	$181,058
Interest and dividends on investment securities:
Taxable	11,507	9,047	―		20,554
Tax-exempt	6	442	―		448
Interest on deposits with other banks	3,210	480	―		3,690
Total interest income	113,845	82,707	9,198		205,750
INTEREST EXPENSE
Interest on deposits	9,983	7,211	5,241	S	22,435
Interest on short-term borrowings	74	426	―		500
Interest on long-term borrowings	2,486	1,545	508	T	4,539
Total interest expense	12,543	9,182	5,749		27,474
NET INTEREST INCOME	101,302	73,525	3,449		178,276
Provision for portfolio loan losses	1,925	2,583	―		4,508
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	99,377	70,942	3,449		173,768
NONINTEREST INCOME
Service charges on deposit accounts	5,652	2,330	―		7,982
Trust and investment fee income	1,784	―	―		1,784
Interchange credits	4,812	2,049	―		6,861
Mortgage-banking revenue	5,210	(2)	―		5,208
Title Company revenue	1,340	―	―		1,340
Other noninterest income	4,288	2,016	―		6,304
Total noninterest income	23,086	6,393	―		29,479
NONINTEREST EXPENSE
Compensation and benefits	45,839	20,806	―		66,645
Occupancy expense	6,242	3,212	221	U	9,675
Furniture and equipment expense	2,018	657	―		2,675
Data processing	6,890	4,126	―		11,016
Amortization of intangible assets	1,988	398	9,503	V	11,889
FDIC insurance premium expense	1,426	701	―		2,127
Other real estate owned expenses, net	65	6	―		71
Legal and professional fees	2,840	3,490	―		6,330
Merger-related expenses	2,098	1,004	(2,032)	W	1,070
Other noninterest expenses	10,916	5,034	―		15,950
Total noninterest expense	80,322	39,434	7,692		127,448
Income before income tax expense	42,141	37,901	(4,243)		75,799
Income tax expense	10,964	9,584	(1,103)	X	19,445
NET INCOME	$31,177	$28,317	$(3,140)		$56,354
Earnings per common share – Basic	$1.57	$5.01			$1.71
Earnings per common share – Diluted	$1.57	$5.00			$1.71
Weighted average shares outstanding – Basic	19,847	5,652	7,510	Y	33,009
Weighted average shares outstanding – Diluted	19,847	5,660	7,520	Y	33,027
The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

NOTE A — BASIS OF PRESENTATION
On December 14, 2022, SHBI entered into the merger agreement with TCFC. In accordance with the merger agreement, TCFC will be merged with and into SHBI. At the effective time of the merger, TCFC will cease to exist and SHBI shall survive and continue to exist as a Maryland corporation.
At the effective time of the merger, each outstanding share of common stock of TCFC will be converted into the right to receive 2.3287 shares of SHBI common stock.
The merger, which is currently expected to be completed on or about July 1, 2023, subject to SHBI satisfaction of customary closing conditions, is preliminarily valued at approximately $190.7 million based on the 20-day average closing share price of SHBI common stock of $14.41 as of April 6, 2023.
The pro forma allocation of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time of the merger. Adjustments may include, but not be limited to, changes in (i) TCFC’s balance sheet through the effective time; (ii) the aggregate value of merger consideration paid if the price of shares of SHBI common stock varies from the assumed $14.41 per share; and (iii) the underlying values of assets and liabilities if market and credit conditions differ from current assumptions.
The unaudited pro forma condensed combined financial information of SHBI’s financial condition and results of operations, including per share data, are presented after giving effect to the merger. The pro forma financial information assumes that the merger with TCFC was consummated on December 31, 2022, for purposes of the unaudited pro forma condensed combined balance sheet and for purposes of the pro forma condensed combined statement of income, as if it had been effective during the entire period presented. Certain reclassifications have been made to the historical financial statement presentations of TCFC to conform to the presentation in SHBI’s financial statements.
The merger will be accounted for by SHBI using the acquisition method of accounting; accordingly, the difference between the purchase price as compared to the estimated fair value of the assets acquired (including identifiable intangible assets) and liabilities assumed will be recorded as goodwill or a bargain purchase gain. The pro forma financial information includes estimated adjustments to record the assets and liabilities of TCFC at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis is performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of TCFC’s tangible, and identifiable intangible, assets and liabilities as of the effective time of the merger.
As of the date of the pro forma financial information SHBI had not yet adopted Accounting Standards Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“CECL”), as amended. On January 1, 2022, TCFC elected to early adopt the CECL framework. The pro forma balance sheet reflects the allowance for loan losses under the incurred loss framework for SHBI’s methodology as of December 31, 2022. The pro forma income statement for the twelve months ended December 31, 2022, reflects provision for TCFC under the CECL framework, as TCFC no longer maintains the incurred loss framework subsequent to the adoption of CECL, and for SHBI under the incurred loss framework, as SHBI was not required to adopt the CECL framework until 2023. Among other things, the CECL standard requires entities to measure expected credit losses for financial assets measured at amortized cost using historical experience, current conditions, and reasonable and supportable forecasts. As discussed in SHBI’s Annual Report Form 10-K for the year ended December 31, 2022, SHBI adopted CECL in January 2023, in accordance with the required implementation date, which subject to final completion, resulted in a reduction of SHBI’s opening retained earnings of approximately $8 million. In contrast to the current pro forma presentation, SHBI, at and subsequent to the closing of the TCFC acquisition in 2023, will record a gross-up of its allowance for credit losses on loans related to the estimated credit losses on purchased credit deteriorated (“PCD”) loans acquired from TCFC as well as a provision for non-PCD loans that is recorded through the income statement. These differences in the application of accounting standards will result in a significantly different presentation than shown above in the unaudited pro forma condensed combined financial statement.

As a result of the foregoing, the pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial condition or results of operations of the combined company had the companies been combined at the beginning of each period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined company.
NOTE B — PRO FORMA ADJUSTMENTS
The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current valuations, estimates, and assumptions. In conjunction with the merger, SHBI will engage an independent third-party valuation firm to determine the fair value of certain assets acquired and liabilities assumed, which could significantly change the amount of the estimated fair values used in the pro forma financial information presented.
(Dollars in thousands)
(A)
SHBI held $500,000 in subordinated debt of TCFC. For the purposes of the pro forma analysis, the debt was effectively settled.

(B)	Adjustment to acquired TCFC loans:
	Reversal of net unaccreted loan origination fees and discounts (includes acquired loans and PPP loans)	$3,057
	Estimate of fair value related to credit	(19,939)
	Estimate of fair value related to liquidity/interest rates	(62,244)
	Total pro forma adjustments	$(79,126)
The net estimated fair value adjustments of $(82,183) consists of a credit mark of $(19,939) and a discount of $(62,244) related to the liquidity of the acquired portfolio.
The estimated credit mark of $(19,939) or approximately (1.09%) of the gross loans acquired from TCFC, is an estimate of the contractual principal cash flows not expected to be collected over the estimated lives of the loans. The estimated liquidity discount of $(62,244) or approximately (3.41%) of the gross loans acquired from TCFC, is an estimate of fair value based upon current market interest rates for loans with similar characteristics. Estimated accretion included in the pro forma financial statements and related notes was determined using an approximate level yield method.
The final valuation, as of the effective date of the merger, will focus on portfolio characteristics, including loan balances, average coupons and average maturities; assumptions on prepayment rates which will directly impact cash flows; assumptions as to default and loss severity rates; assumptions as to discount rates to convert future cash flows into present values; and the adoption of CECL by SHBI. The amount of post-combination provision for credit losses will be recorded using SHBI’s CECL model and may be significant. The significance of the provision to be recorded is highly dependent upon the distribution of the acquired portfolio and SHBI’s evaluation of expected credit losses.
(C)
In accordance with effective date deferral provided by Accounting Standards Update No. 2019-10, SHBI’s required adoption date of CECL as a smaller reporting company was January 1, 2023. As such, the historical SHBI allowance for credit losses is presented under the incurred loss framework.

(D)
On January 1, 2022, TCFC adopted CECL, which requires that loans held for investment be accounted for under the current expected credit loss framework. As such, the historical TCFC allowance for credit losses is presented under the CECL framework.

(E)
Elimination of TCFC’s allowance for credit losses. Purchased loans acquired in a business combination are recorded at fair value and the related allowance for credit losses of the acquired company is eliminated.

(F)
Adjustment to reflect acquired bank premises and equipment values at their estimated fair value. An adjustment of approximately $(550) thousand was estimated in relation to the historical balances of TCFC’s operating leases based on SHBI’s preliminary assessment of leases to be acquired at December 31, 2022.

(G)
Elimination of historical goodwill recorded by TCFC.

(H)
Elimination of TCFC’s historical core deposit intangible, plus the estimate of fair value of core deposit intangible, which represents the future economic benefits resulting from the acquired customer deposit balances and relationships of TCFC. This value was estimated using a preliminary blend of market and income approaches, with the final valuation determined based upon the composition of TCFC’s deposits and updated assumptions at the date of acquisition. For pro forma purposes, the core deposit intangible is amortized using the sum-of-years-digits method and an estimated life of 10 years.

(I)	Adjustments to other assets:
	Deferred taxes on acquisition adjustments	$16,365
	Deferred taxes on core deposit intangible	(12,890)
	Tax impact of the merger-related expenses included in (L) below	3,697
	Total pro forma adjustments	$7,172

(J)
Estimated fair value adjustment on time deposits at current market rates and spreads for similar products. The time deposit mark will be accreted into income using the sum-of-years-digits method and an estimated life of 5 years.

(K)	Adjustments to borrowings:
	Fair value adjustment for TCFC’s subordinated debt and trust preferred securities	$(2,537)
	Effective settlement of pre-existing debt	(500)
	Total pro forma adjustments	$(3,037)
(L)	Represents one-time merger expenses:
	Contract Termination/Conversion	$4,428
	Personnel	3,939
	Professional Fees	4,712
	Other Integration	1,142
	Total pro forma adjustments	$14,221
(M)	Adjustments to common stock:
	To reflect elimination of TCFC’s historical common stock	$(56)
	To reflect issuance of SHBI common stock consideration at par value	132
	Total pro forma adjustments	$76
(N)	Adjustments to paid in capital:
	To reflect elimination of TCFC’s historical additional paid in capital	$(97,986)
	To reflect issuance of SHBI common stock consideration in excess of par value and exchange TCFC restricted stock for SHBI restricted stock units	190,085
	Total pro forma adjustments	$92,099
(O)	Adjustments to retained earnings:
	To reflect elimination of TCFC’s historical retained earnings	$(132,235)
	To reflect bargain purchase gain	1,516
	To reflect the estimated merger expenses, net of taxes	(10,524)
	Total pro forma adjustments	$(141,243)

(P)
Adjustment to accumulated other comprehensive loss, to reflect elimination of TCFC’s accumulated other comprehensive loss.

(Q)
Adjustment to reflect elimination of TCFC’s unearned ESOP shares.

(R)
Estimated accretion of fair value adjustments on loans acquired from TCFC over their expected lives using the level yield method.

(S)
Estimated amortization of discounts on time deposits acquired from TCFC over their expected lives.

(T)
Estimated net amortization on the subordinated debt and Trust Preferred Securities of TCFC over their expected lives.

(U)
Estimated adjustment to depreciation expense as a result of fair value adjustments.

(V)
Estimated amortization of the core deposit intangible using the sum-of-years-digits method.

(W)
Adjustment to remove historical merger related costs incurred through December 31, 2022 for the TCFC acquisition. Costs not eliminated through this adjustment relate to a prior acquisition of SHBI.

(X)
Adjustment to income tax expense as a result of the transaction accounting adjustments. An estimated blended federal and state tax rate of 26% was used.

(Y)
Adjustments to weighted average common shares outstanding to eliminate shares of TCFC common stock and to record shares of SHBI common stock issued in connection with the merger based on the exchange ratio of 2.3287.

NOTE C — PRELIMINARY PURCHASE PRICE ALLOCATION
The following table sets forth a preliminary allocation of the estimated total purchase price to the fair value of the identifiable assets and liabilities to be acquired from TCFC and the pro forma preliminary bargain purchase gain generated from the transaction (unaudited, dollars in thousands):
Purchase Price:
SHBI common stock paid at closing price of $14.41 as of April 6, 2023(1)		$189,542
Effective settlement of pre-existing debt(2)		500
Estimated fair value of converted restricted stock units(3)		675
Total pro forma purchase price		$190,717
Fair value of assets acquired:
Cash and cash equivalents	$25,473
Total securities	471,823
Loans, net	1,742,281
Premises and equipment	29,917
Core deposit intangible	50,210
Other assets	84,352
Total assets	$2,404,056
Fair value of liabilities assumed:
Deposits	2,080,867
Total debt	107,529
Other liabilities	23,427
Total liabilities	$2,211,823
Net assets acquired		$192,233
Preliminary pro forma bargain purchase gain		$(1,516)

(1)
The stated closing price as of April 6, 2023, represents the 20-day average of the closing price per share of SHBI common stock, including April 6, 2023, and the 19 trading days immediately prior to that date.

(2)
SHBI held $500 thousand in subordinated debt of TCFC. For the purposes of the pro forma analysis, the debt was effectively settled.

(3)
Represents the product of the estimated number of TCFC restricted stock units outstanding and the equity exchange ratio, further multiplied by the average price per share of SHBI common stock of $14.41 and the estimated ratio of the completed service period relative to the total service period of the underlying awards.

The recent volatility of stock prices throughout much of the banking industry was the primary factor which contributed to the resultant preliminary bargain purchase gain as disclosed above. Changes in the price of SHBI’s common stock can and will impact the determination of a bargain purchase gain or resultant goodwill at the time of the merger.
The following table summarizes the determination of the purchase price consideration with a sensitivity analysis assuming a 10% and 20% increase and 10% and 20% decrease in the price per share of SHBI common stock from the baseline 20-day average price through April 6, 2023, utilized in the table above, with its impact on the preliminary bargain purchase gain (unaudited, dollars in thousands):
Share Price Sensitivity (unaudited, dollars in thousands)
	Purchase Price	Estimated Goodwill/(Bargain Purchase Gain)
Up 20%	$228,734	$36,501
Up 10%	$209,726	$17,493
As presented in pro forma	$190,717	$(1,516)
Down 10%	$171,709	$(20,524)
Down 20%	$152,700	$(39,533)
NOTE D — ESTIMATED AMORTIZATION/ACCRETION OF ACQUISITION ACCOUNTING ADJUSTMENTS
The following table sets forth an estimate of the expected effects of the acquisition accounting adjustments reflected in the pro forma combined financial statements on the future pre-tax net income of SHBI after the merger with TCFC (unaudited, dollars in thousands):
	Increase (Decrease) to Pre-Tax Earnings
	Year 1	Year 2	Year 3	Year 4	Year 5
Loans	$9,198	$7,792	$6,922	$5,899	$5,214
Core Deposit Intangible	(9,503)	(8,507)	(7,511)	(6,515)	(5,519)
Subordinated debt & Trust Preferred	(508)	(520)	(458)	(111)	(112)
Fair value on bank premises and equipment	(221)	(221)	(221)	(221)	(221)
Time deposits	(5,241)	(1,460)	(670)	(179)	(46)
The actual effect of purchase accounting adjustments on the future pre-tax income of SHBI, which may differ from the estimates presented above, will be based on the acquisition date estimates of fair value, post-merger activity, and the selected amortization/accretion methods.

DESCRIPTION OF SHBI CAPITAL STOCK
The following summary of the current terms of the capital stock of SHBI and the terms of capital stock of SHBI to be in effect after completion of the merger is not meant to be complete and is qualified in its entirety by reference to the MGCL, federal law, the SHBI articles, and the SHBI bylaws, copies of which have been filed with the SEC and are also available upon request from SHBI. See the section entitled “Where You Can Find More Information” on page 153.
General
As of the date of this proxy statement/prospectus, the SHBI articles authorize the issuance of up to 35,000,000 shares of capital stock, par value $0.01 per share, all of which are currently classified as common stock. Effective as of the effective time, the SHBI articles will be amended to increase the number of authorized shares of SHBI common stock from 35,000,000 to [•].
At [•], 2023, there were [•] shares of SHBI common stock issued and outstanding, held of record by approximately [•] shareholders. The transfer agent and registrar for SHBI common stock is Broadridge Corporate Issuer Solutions.
SHBI Common Stock
Voting Rights.   SHBI shareholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. SHBI shareholders are not entitled to cumulative voting rights in the election of directors.
Dividends.   SHBI shareholders are entitled to receive ratably such dividends as may be declared by the SHBI board out of funds legally available for dividends, subject to preferences that may be applicable to outstanding shares of preferred stock, if any, or limitations and restrictions under applicable bank holding company regulations.
Liquidation or Dissolution.   In the event of our liquidation, dissolution or winding up, SHBI shareholders are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences, if any, on any outstanding shares of preferred stock.
Other Rights.   SHBI shareholders are not entitled to preemptive rights and have no subscription, redemption or conversion privileges. The SHBI common stock is not redeemable. The outstanding shares of SHBI common stock are fully-paid and nonassessable.
Listing.   The SHBI common stock is listed on NASDAQ under the symbol “SHBI.”
Preferred Stock
The SHBI articles give the SHBI board the authority to, without shareholder approval, create and issue a class or series of capital stock with rights superior to the rights of the holders of our common stock. As a result, this “blank check” stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of SHBI shareholders and could be issued with terms calculated to delay or prevent a change of control of SHBI or make removal of management more difficult.
Anti-Takeover Provisions
The provisions of the MGCL, the SHBI articles and the SHBI bylaws that are summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for SHBI common stock.
Business Combinations under Maryland Law
Section 3-602 of the MGCL, as in effect on the date hereof, generally prohibits corporations from being involved in any “business combination” (defined as a variety of transactions, including a merger,

consolidation, share exchange, asset transfer or issuance or reclassification of equity securities) with any “interested shareholder” for a period of five years following the most recent date on which the interested shareholder became an interested shareholder. An interested shareholder is defined generally as a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock or who is an affiliate or associate of the corporation and was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation at any time within the two-year period immediately prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock.
A business combination that is not prohibited must be recommended by the board of directors, and approved by the affirmative vote of at least 80% of the corporation’s outstanding shares entitled to vote and two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation’s common shareholders receive an acceptable price (as determined in accordance with criteria set forth in the MGCL) for their shares, in cash or in the same form as paid by the interested shareholder for its shares. These provisions will not apply if the board of directors has exempted the transaction in question or the interested shareholder prior to the time that the interested shareholder became an interested shareholder. In addition, the board of directors may adopt a resolution approving or exempting specific business combinations, business combinations generally, or generally by type, as to specifically identified or unidentified existing or future shareholders or their affiliates from the business combination provisions of the MGCL.
Control Share Acquisitions
Maryland’s control share acquisition law (Sections 3-701 to 709 of the MGCL), as in effect on the date hereof, generally provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the shareholders at a meeting by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares. “Control shares” are shares of stock that, if aggregated with all other shares of stock of the corporation previously acquired by a person or in respect of which that person is entitled to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, entitle that person, directly or indirectly, to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors within any of the following ranges of voting power: one-tenth or more, but less than one-third of all voting power; one-third or more, but less than a majority of all voting power; or a majority or more of all voting power. “Control share acquisition” means the acquisition, directly or indirectly, by any person, or ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions. If voting rights or control shares acquired in a control share acquisition are not approved at a shareholders’ meeting, then, subject to certain conditions, the issuer may redeem any or all of the control shares for fair value. If voting rights of such control shares are approved at a shareholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other shareholders may exercise appraisal rights.
The SHBI bylaws contain a provision exempting all shares of our capital stock from the MGCL’s control share acquisition law.
Advance Notice Procedure for Shareholder Proposals
The SHBI articles and the SHBI bylaws allow SHBI shareholders to submit director nominations and shareholder proposals. For nominations and proposals to properly come before the meeting, however, the proposing shareholder must have given timely notice in writing to the Secretary of SHBI pursuant to the SHBI bylaws.
For an annual meeting, notice of intention to make a director nomination must be delivered or mailed to the Secretary at SHBI’s principal executive offices not less than 120 days nor more than 180 days prior to the meeting called for the election of directors. In the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, notice by the shareholder must be delivered not earlier than the 180th day prior to such annual meeting and no later than close of business on the later of the 120th day prior to such annual meeting of the 10th day following the day on which public announcement of the date of such annual meeting is first made. In the case of a special meeting called for the purpose of electing directors, a shareholders’ notice must be given not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public announcement of the meeting was made, whichever occurs first. Notice to the Secretary shall set forth:
•
the name and address of each proposed nominee;

•
the principal occupation of each proposed nominee;

•
the number of shares of capital stock owned by each proposed nominee;

•
the name and residence address of the notifying shareholder;

•
the number of shares of capital stock owned by the notifying shareholder;

•
the consent in writing of the proposed nominee as to the proposed nominee’s name being placed in nomination for director;

•
a description of all arrangements or understandings between the notifying shareholder and each proposed nominee and any other person(s) (including their names) pursuant to which the nomination(s) are to be made by the notifying shareholders;

•
a representation that such notifying shareholder intends to appear in person or by proxy at the meeting to make the nomination; and

•
any other information relating to the nominee required to be disclosed in a proxy statement in connection with the solicitation of proxies for election of directors by Regulation 14A under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and Rule 14a-11 promulgated thereunder.

A shareholder proposal will be timely if it is delivered or mailed and received by the Secretary at SHBI’s principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting. If, however, the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, then notice by the shareholder must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Notice to the Secretary shall set forth as to each proposal:
•
a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting;

•
the name and address of such shareholder as they appear on SHBI’s books and of the beneficial owner, if any, on whose behalf the proposal is made;

•
the class or series and number of shares of capital stock of owned beneficially or of record by such shareholder and such beneficial owner;

•
a description of all arrangements or understandings between the shareholder and any other person(s) (including their names) in connection with the proposal and any material interest of such shareholder in such business; and

•
a representation that such shareholder intends to appear in person or by proxy at the meeting to make the proposal.

Classified Board; Removal of Directors
The SHBI articles provide that the members of the SHBI board are divided into three classes as nearly equal as possible. Each class is elected for a three-year term. At each annual meeting of shareholders, approximately one-third of the members of the SHBI board are elected for a three-year term and the other directors remain in office until their three-year terms expire. The SHBI bylaws provide that a director may be removed only in accordance with the provisions of Maryland law. The MGCL provides that, because the SHBI board is divided into classes, no director may be removed without cause. Any removal for cause requires the affirmative vote of the holders of at least a majority of the voting power of the outstanding capital stock entitled to vote for the election of directors. Thus, control of the SHBI board cannot be changed in one year without removing the directors for cause as described above; rather, at least two annual meetings must be held before a majority of the members of SHBI board could be changed. Generally, an amendment or repeal of these provisions requires the authorization of the SHBI board and the approval of the holders of at least 80% of the aggregate votes entitled to be cast on the matter; however, two-thirds of the entire SHBI board may alter the number of directors set by the SHBI articles to not exceeding 25 nor less than one, but such action may not affect the tenure of office of any director.
Restrictions on Ownership
The ability of a third party to acquire SHBI common stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The BHC Act requires any “bank holding company,” as defined in the BHC Act, to obtain the approval of the Federal Reserve Board prior to acquiring more than 5% of SHBI outstanding common stock. Any corporation or other company that becomes a holder of 25% or more of SHBI outstanding common stock, or 5% or more of SHBI common stock under certain circumstances, would be subject to regulation as a bank holding company under the BHC Act. In addition, any person other than a bank holding company may be required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of SHBI outstanding common stock under the Change in Bank Control Act of 1978.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS
When the merger becomes effective, TCFC shareholders will receive shares of SHBI common stock in exchange for their shares of TCFC common stock and will become SHBI shareholders. SHBI is a Maryland corporation and the rights of SHBI shareholders are governed by the MGCL, as well as the SHBI articles and the SHBI bylaws. TCFC is a Maryland corporation, and its shareholders’ rights are governed by the MGCL, the TCFC articles and TCFC bylaws.
After the merger, as SHBI shareholders, the rights of former TCFC shareholders will be governed by the SHBI articles, the SHBI bylaws and the MGCL. The following is a summary of material differences between the rights of holders of SHBI common stock and holders of TCFC common stock. The summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of SHBI common stock and holders of TCFC common stock. Rather, the summary is intended to provide a general overview of the differences in shareholders’ rights under the governing corporate instruments of SHBI and TCFC, and other known material differences. For more detailed information with respect to SHBI, see the section entitled “Description of SHBI Capital Stock” beginning on page 137.
Authorized Capital Stock
SHBI
As of the date of this proxy statement/prospectus, SHBI’s authorized capital stock consists of 35,000,000 shares, par value $0.01 per share, all of which are currently classified as common stock. In connection with the merger, the SHBI articles will be amended to increase the number of authorized shares of SHBI common stock to [•]. As of [•], 2023, there were [•] shares of SHBI common stock issued and outstanding. The SHBI board may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of capital stock. A majority of the SHBI board, without action by the shareholders, may amend the SHBI articles to increase or decrease the aggregate number of shares of capital stock or the number of shares of stock of any class that SHBI has the authority to issue.
TCFC
TCFC’s authorized capital stock consists of 15,000,000 shares, par value $0.01 per share, amounting in the aggregate par value to $150,000, all of which were initially classified as common stock. As of [•], 2023, there were [•] shares of TCFC common stock issued and outstanding. The TCFC articles permit the TCFC board, without action by the shareholders, to amend the articles to increase or decrease the aggregate number of shares of capital stock.
Issuance of Capital Stock
SHBI
Under the SHBI articles and the MGCL, SHBI may issue shares of SHBI capital stock and rights or options for the purchase of shares of capital stock of SHBI on such terms and for such consideration as may be determined by the SHBI board. None of the MGCL, the SHBI articles or SHBI bylaws require shareholder approval of any such actions. SHBI may, however, elect to seek shareholder approval of stock-related compensation plans in certain instances in order to qualify such plans for favorable federal income tax treatment and to comply with the continued listing rules of NASDAQ and securities laws treatment under current laws and regulations. Holders of SHBI common stock do not have preemptive rights with respect to any shares of SHBI capital stock which may be issued.
TCFC
Under the TCFC articles and the MGCL, TCFC may issue shares of TCFC capital stock and rights or options for the purchase of shares of capital stock of TCFC on such terms and for such consideration as may be determined by the TCFC board. None of the MGCL, the TCFC articles or TCFC bylaws require shareholder approval of any such actions. The TCFC articles do not grant the holders of TCFC common stock preemptive rights with respect to any shares of TCFC capital stock that may be issued.
Voting Rights
SHBI
SHBI shareholders are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. All elections shall be had and all questions shall be decided by a majority of the votes cast at a duly constituted meeting, except as otherwise provided by the MGCL, the SHBI articles or the SHBI bylaws. Notwithstanding, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director. Holders of shares of SHBI common stock are not entitled to cumulative voting rights in the election of directors.
TCFC
TCFC shareholders are entitled to one vote for each share and do not have any right to cumulate votes in the election of directors. Unless otherwise provided by the MGCL, TCFC articles or TCFC bylaws, a majority of those votes cast by shareholders at a lawful meeting shall be sufficient to pass on a transaction or matter.
Number, Classes and Election of Directors
SHBI
The SHBI articles provide that SHBI shall not have less than three nor more than 25 directors. The number of directors may be increased or decreased in accordance with the SHBI bylaws. Directors shall be divided into three classes with respect to the time for which they shall hold office. Directors of Class I shall hold office for one year or until the first annual meeting of shareholders following their election; directors of Class II shall hold office for two years or until the second annual meeting of shareholders following their election; and directors of Class III shall hold office for three years or until the third annual meeting of shareholders following their election; and in each case until their successors are elected and qualify. At each future annual meeting of shareholders, the successors to the class of directors whose term shall expire at that time shall be elected to hold office for a term of three years, so that the term of office of one class of directors shall expire in each year.
Currently, the SHBI board consists of 15 directors and the SHBI board has authorized an increase to 20 directors effective upon the effective time in order to accommodate the addition of eight new director nominees from TCFC. Three current SHBI directors will also resign immediately prior to the effective time.
TCFC
The TCFC bylaws provide that the TCFC board shall consist of up to 12 directors divided into three classes as nearly equal in number as possible. The members of each class shall be elected for a term of three years and until their successors are elected and qualified. There are currently 12 members of the TCFC board.
Removal of Directors
SHBI
Under the MGCL and the SHBI articles, directors may be removed, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of directors.
TCFC
Under the MGCL, directors may be removed, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of directors, unless otherwise provided by the articles. Pursuant to the TCFC articles, any director or the entire board may be removed for cause by the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote generally in the election of directors (considered for this purpose as one class), cast at a meeting called for the purpose of removing such directors. Notwithstanding the foregoing, whenever the holders of any one or more series of preferred stock of TCFC has the right, voting separately as a class, to elect one or more directors of TCFC, the preceding provision will not apply with respect to the director(s) elected by such holders of preferred stock.
Vacancies of Directors
SHBI
Unless the articles or bylaws provide otherwise, under the MGCL a majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy on the board of directors which results from any cause except an increase in the number of directors; and a majority of the entire board of directors may fill a vacancy which results from an increase in the number of directors. Under the SHBI articles, each vacancy on the SHBI board resulting from (a) an increase in the size of the board of directors or (b) the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies.
TCFC
TCFC is subject to the provisions of the MGCL regarding vacancies as set forth above. The TCFC articles provide that vacancies occurring in the TCFC board must be filled by a vote of two-thirds of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for a term expiring at the next annual meeting of the TCFC shareholders. The TCFC bylaws further provide that any directorship to be filled by reason of an increase in the number of directors may be filled by the affirmative vote of two-thirds of the directors then in office.
Indemnification and Limitation of Liability
SHBI
Under the MGCL, a corporation may indemnify any present or former director or officer or any individual who, while a director or officer of the corporation and at the request of the corporation, has served another enterprise as a director, officer, partner, trustee, employee or agent who is made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property, or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
Notwithstanding the above, a director or officer may not be indemnified in respect of any proceeding, by or in the right of the corporation, in which such director or officer has been adjudged liable to the corporation or in respect of any proceeding charging improper receipt of a personal benefit (except as described below).
The reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of both a written affirmation by the director or officer of his or her good faith belief that the standard of conduct necessary for indemnification by the corporation has been met, and a written undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the standard of conduct has not been met.

Under the MGCL, a present or former director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding must be indemnified against reasonable expenses incurred by the director or officer in connection with the proceeding. A court of appropriate jurisdiction, upon application of a director or officer and such notice as the court will require, may order indemnification in the following circumstances: (1) if it determines a director or officer is entitled to reimbursement pursuant to a director’s or officer’s success, on the merits or otherwise, in the defense of any proceeding, the court will order indemnification, in which case the director or officer will be entitled to recover the expenses of securing such reimbursement; or (2) if it determines that a director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, the court may order such indemnification as the court deems proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability will have been adjudged in the case of a proceeding charging improper personal benefit to the director or officer, will be limited to expenses.
The MGCL also provides that, where indemnification is permissible, it must be authorized for a specific proceeding after a determination has been made that indemnification of the director or officer is permissible in the circumstances because the director or officer has met the requisite standard of care. Such determination must be made (1) by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding (or a majority of a committee of one or more such directors designated by the full board); (2) by special legal counsel selected by the board of directors by vote as set forth in (1) of this paragraph (or a committee thereof); or (3) by the shareholders (other than shareholders who are also directors or officers who are parties to the proceeding).
In addition, the MGCL provides that a corporation may not indemnify a director or officer or advance expenses for a proceeding brought by that director or officer against the corporation, except for a proceeding brought to enforce indemnification, or unless the articles, bylaws, resolution of the board of directors, or an agreement approved by the board of directors expressly provides otherwise.
The SHBI articles and bylaws provide for the indemnification of directors to the fullest extent permitted by the MGCL and the indemnification of officers and authorized employees to the fullest extent authorized by the SHBI board and/or the SHBI bylaws.
TCFC
The TCFC articles provide for the indemnification to the fullest extent provided under the MGCL of its directors, officers, employees or agents, or of any individual that served at TCFC’s request as a director, officer, employee or in certain other positions/capacities of another corporation or entity, in any proceeding in which the individual is made a party as a result of their service in such capacity. An individual will not be indemnified if it is established that (a) the act or omission of the individual was material to the matter giving rise to the proceeding, and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the individual actually received an improper personal benefit in money, property, or services; or (c) in the case of any criminal proceeding, the individual had reasonable cause to believe that the act or omission was unlawful.
Amendments to Articles of Incorporation and Bylaws
SHBI
The MGCL requires the affirmative vote of two-thirds of all the votes entitled to be cast on the matter to amend the articles. Notwithstanding, the MGCL also provides that the board of directors may change the name of the corporation or make certain other ministerial changes without a vote of shareholders.
The SHBI articles provide that amendments to SHBI articles may be effected in the manner prescribed by the MGCL; provided, however, that any amendment to, repeal of or adoption of any provision inconsistent with Article SIXTH or with sub-paragraphs (5), (6) (7), (8), or (10) of paragraph (a) of Article SEVENTH or with sub-paragraph (11) of paragraph (a) of Article SEVENTH must be authorized by not less than 80% of the aggregate votes entitled to be cast thereon (considered for this purpose as a single class), by vote at a meeting or in writing with or without a meeting. Article SIXTH and Article SEVENTH of the SHBI articles concerns, respectively, the number and the indemnification of directors.

In accordance with the SHBI articles, the SHBI bylaws may be repealed, altered, amended or rescinded and new bylaws may be adopted (a) by the SHBI shareholders (as one class) by the affirmative vote of not less than a majority of all the votes entitled to be cast by the outstanding shares of capital stock of SHBI generally in the election of directors which are cast on the matter at any meeting of the shareholders called for that purpose (provided that notice of such proposal is included in the notice of such meeting) or (b) by the SHBI board by the affirmative vote of not less than two-thirds of the SHBI board at a meeting held in accordance with the provisions of the SHBI bylaws.
TCFC
The TCFC articles may be amended in any manner allowed by the MGCL; except that specific provisions relating to meetings of shareholders (including cumulative voting), notice for nominations of directors, acquisition of capital stock, approval of certain business combinations, evaluation of business combinations, indemnification, limitations on officers’ and directors’ liability, and amendment of bylaws and articles, may not be repealed, amended, or rescinded without the affirmative vote of not less than 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors cast at a shareholder meeting called for the purpose of such amendment or rescindment.
In accordance with the TCFC articles, the TCFC board may make, repeal, amend and rescind the TCFC bylaws by a vote of two-thirds of the TCFC board. In addition, the TCFC articles and the TCFC bylaws each state that the TCFC shareholders may not make, repeal, amend or rescind the bylaws except by a vote of not less than 80%.
Notice of Shareholder Meetings
SHBI
In accordance with the MGCL, the SHBI bylaws provide that a written notice of the time, date, and place of all shareholder meetings must be given to each SHBI shareholder entitled to vote at the meeting not less than 10 days nor more than 90 days prior to the meeting. Each notice shall set forth the place, day and hour at which the meeting is to be held. In the case of a special meeting, the notice shall also briefly state the purpose(s) of the special meeting.
TCFC
The TCFC bylaws provide that a written notice of the place, the day, the hour and the purpose(s) for which the shareholder meeting is called shall be mailed by the secretary or the officer performing his duties, not less than 10 days nor more than 90 days before the meeting to each shareholder of record entitled to vote at such meeting and to each other shareholder entitled to notice of the meeting.
Special Meetings of Shareholders
SHBI
Pursuant to the MGCL, a special meeting of shareholders may be called by a corporation’s president, board of directors or by the persons authorized to do so in the corporation’s articles or bylaws. Subject to certain exceptions, the secretary of a corporation shall call a special meeting of the shareholders on the written request of shareholders entitled to cast at least 25% of all the votes entitled to be cast at the meeting.
The SHBI bylaws provide that special meetings of the shareholders may be called at any time for any purpose or purposes by the chairman, president or by a majority of the SHBI board. Special meetings may also be called by the secretary upon the request in writing of holders of a majority of all the shares outstanding and entitled to vote on the business to be transacted at such meeting. Such request shall state the purpose or purposes of the meeting and the matters proposed to be acted upon at it.
TCFC
Under the TCFC bylaws, a special meeting of shareholders may be called at any time by the majority of the TCFC board or by a committee of the TCFC board in accordance with the provisions of the TCFC articles or a special meeting may be called by the secretary of TCFC upon the written request of the holders of not less than 25% of all votes entitled to be cast at the meeting. Such written request shall state the purpose(s) of the meeting and shall be delivered to the home office of TCFC addressed to the chairman of the TCFC board, the president or the secretary.
Shareholder Nominations and Shareholder Proposals
SHBI
Pursuant to the SHBI bylaws, no business may be transacted at an annual meeting of the shareholders, other than business that is either (a) specified in the notice of meeting, (b) otherwise properly brought before the annual meeting or (c) otherwise properly brought before the annual meeting by any shareholder who is a shareholder of record on the date of the notice and on the record date for the determination of shareholders entitled to vote at such annual meeting and who complies with the following notice procedures. A shareholder’s notice must be mailed and received by SHBI’s secretary at SHBI’s principal offices not less than 60 nor more than 90 days prior to the anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 from the anniversary date of the preceding year’s annual meeting, notice by the shareholder must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or on the 10th day following the day on which public announcement of such meeting is made. The shareholder notice must set forth each matter the shareholder proposes to bring before the meeting as well as additional items set forth in the SHBI bylaws.
The SHBI bylaws provide that shareholders of SHBI may nominate one or more persons for election as director only if such nominations are delivered to the secretary of SHBI at the principal executive offices of SHBI(a) in the case of an annual meeting, not less than 120 days nor more than 180 days prior to the date of the meeting of shareholders called for the election of directors which, shall be deemed to be on the same date as the annual meeting of shareholders for the preceding year; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, notice by the shareholder must be so delivered not earlier than the 180th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made; and (b) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public announcement of the date of the special meeting was made, whichever first occurs. Each such notice must set forth information concerning the proposal, the proposing shareholder and the information specified in the SHBI bylaws.
TCFC
The TCFC articles provide that nominations for election of directors and proposals for any new business to be taken up at any annual or special shareholders meeting may be made by the TCFC board or by any shareholder entitled to vote generally in the election of directors. Notice of such nominations or proposals must be given to the secretary not less than 30 days nor more than 60 days prior to any such meeting; however, if less than 40 days’ notice is given to shareholders, such notice shall be delivered to the secretary not later than the close of the 10th day following the day on which notice of the meeting was mailed to the shareholders. Each notice given by a shareholder with respect to nominations for the election of directors or business proposals must set forth specific information about the director nominee or the proposal, respectively. Each notice given by a shareholder to the secretary with respect to business proposals to bring before a meeting must set forth (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting; (ii) the name and address of the shareholder proposing such business; (iii) the class and number of shares of TCFC which are beneficially owned by the shareholder; and (iv) any material interest of the shareholder in such business. The chairman of the TCFC board may determine that such a proposal was not properly made and declare the meeting defective or that the proposal shall be disregarded and laid over for action at the next succeeding special or annual meeting of the shareholders.

Quorum for Shareholder Meetings
SHBI
The presence in person or by proxy of the holders of record of a majority of the shares of SHBI capital stock issued and outstanding and entitled to vote thereat constitutes a quorum at all meetings of the shareholders. Whether or not a quorum is in attendance at the time for which the meeting has been called, the meeting may be adjourned from time to time by a majority vote of the shareholders present or represented to a date not more than 120 days after the original date, without any notice other than by announcement at the meeting. At any adjourned meeting at which a quorum must attend, any business may be deferred and transacted which might have been transacted if the meeting had been held as originally called.
TCFC
A majority of the outstanding shares of TCFC entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum must be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.
Shareholder Action by Written Consent
SHBI
Neither the SHBI articles nor the SHBI bylaws contain a provision regarding shareholder action by written consent. Under the MGCL, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a unanimous consent which sets forth the action is (1) provided in writing or by electronic transmission by each shareholder entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a shareholders meeting at which all shareholders entitled to vote on the action were present and voted if the corporation gives notice of the action to each holder of the class or series of stock not later than 10 days after the effective time of the action and (2) filed in paper or electronic form with the records of shareholders meetings.
TCFC
The TCFC articles provide that no action required to be taken or which may be taken at any annual or special meeting of the TCFC shareholders may be taken without a meeting, and the power of shareholders to consent in writing, without a meeting to the taking of any action is specifically denied.
Anti-Takeover Provisions
SHBI
The MGCL includes a control share acquisition statute that, in general terms, provides that where a person acquires issued and outstanding shares of a Maryland corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority or a majority or more), approval of the control share acquisition by the corporation’s shareholders must be obtained before the acquiring person may vote the control shares. Control shares do not include shares that the person is then entitled to vote as a result of having previously obtained shareholder approval. The required shareholder vote is two-thirds of all the votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt out of the control share statute through a charter or bylaw provision.
SHBI has opted out of the Maryland control share acquisition statute. Accordingly, the Maryland control share acquisition statute does not apply to acquisitions of SHBI common stock.

The MGCL includes a business combination statute that prohibits certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (one who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation) for a period of five years after the interested stockholder first becomes an interested stockholder, unless the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute. After the five-year period has elapsed, a corporation subject to the statute may not complete a business combination with an interested stockholder unless (1) the transaction has been recommended by the board of directors and (2) the transaction has been approved by affirmative vote of at least (A) 80% of the votes entitled to be cast by the holders of outstanding shares of voting stock of the corporation and (B) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder. This approval requirement need not be met if certain fair price and terms criteria have been satisfied.
SHBI has not opted out of the Maryland business combination statute.
The MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:
•
a classified board

•
a two-thirds vote requirement for removing a director;

•
a requirement that the number of directors be fixed only by vote of the directors;

•
a requirement that the vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•
a majority requirement for the calling of a shareholder-requested special meeting of shareholders.

Through provisions in the SHBI articles and SHBI bylaws unrelated to these provisions of the MGCL, SHBI already (1) has a classified board, (2) vests in its board of directors the exclusive power to fix the number of directors and (3) requires, unless called by the chairman of the board of directors, the president, or a majority of the board of directors, the request in writing of holders of a majority of all shares outstanding and entitled to be cast on a matter at such meeting to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of shareholders.
TCFC
TCFC has not opted out of the Maryland control share acquisition statute. Accordingly, the Maryland control share acquisition statute does apply to acquisitions of TCFC common stock.
TCFC has not opted out of the Maryland business combination statute.
Through provisions in the TCFC articles and TCFC bylaws unrelated to the provisions of the MGCL set forth above, TCFC already (1) has a classified board, (2) a two-thirds vote requirement for removal of a director and (3) vests in the TCFC board the exclusive power to fix the number of directors
Shareholder Rights Plan
SHBI
SHBI does not currently have a shareholder rights plan in effect.

TCFC
TCFC does not currently have a shareholder rights plan in effect.
Forum Selection Bylaw
SHBI
The SHBI bylaws do not feature a forum selection bylaw.
TCFC
The TCFC bylaws do not feature a forum selection bylaw.

LEGAL MATTERS
The validity of the SHBI common stock to be issued in the merger has been passed upon for SHBI by Holland & Knight LLP, Washington, D.C. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for SHBI by Holland & Knight LLP, Washington, D.C. and for TCFC by Kilpatrick Townsend & Stockton LLP, Washington, D.C. Gary R. Bronstein, a partner in the law firm of Kilpatrick Townsend & Stockton LLP, beneficially owns 12,499 shares of TCFC common stock.
EXPERTS
SHBI
The consolidated financial statements of SHBI and its subsidiaries as of and for the years ended December 31, 2022 and December 31, 2021 and have been audited by Yount, Hyde & Barbour, P.C., an independent registered public accounting firm, as set forth in their report appearing in the SHBI Annual Report on Form 10-K for the year ended December 31, 2022 and incorporated in this joint proxy statement/prospectus by reference. Such consolidated financial statements have been so incorporated upon the report of such firm given upon their authority as experts in accounting and auditing.
TCFC
The consolidated financial statements of TCFC and its subsidiary as of December 31, 2022 and 2021 and for each of the years in the two-year period ended December 31, 2022, have been audited by FORVIS, LLP (Formerly, Dixon Hughes Goodman LLP), an independent registered public accounting firm, as set forth in their report thereon, appearing in the TCFC Annual Report on Form 10-K for the year ended December 31, 2022 and incorporated herein in this joint proxy statement/prospectus by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon the report of such report given on the authority of such firm as experts in accounting and auditing.
HOUSEHOLDING
The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for joint proxy statement/prospectuses with respect to two or more shareholders sharing the same address by delivering a single joint proxy statement/prospectus addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies. SHBI and TCFC will mail only one copy of the joint proxy statement/prospectus to multiple shareholders sharing the same address. Once you have received notice from your broker, SHBI or TCFC that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, please notify your broker or nominee if your shares are held in a brokerage account or other account or if you are a shareholder of TCFC, you can notify Broadridge Corporate Issuer Solutions by sending a written request to: Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or if you are a SHBI shareholder, you can notify Broadridge Corporate Issuer Solutions by sending a written request to: Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS
SHBI
SHBI held its 2022 annual meeting of shareholders on May 24, 2022. SHBI will hold its 2023 annual meeting of shareholders (the “SHBI 2023 annual meeting”), regardless of whether the merger has been completed. Any SHBI shareholder nominations or proposals for other business intended to be presented at the SHBI 2023 annual meeting must be submitted to SHBI as set forth below.
SEC Rule 14a-8
In order for a SHBI shareholder proposal for the SHBI 2023 annual meeting to be eligible for inclusion in SHBI’s proxy statement pursuant to SEC Rule 14a-8, SHBI must have received the proposal and supporting statements at its principal executive offices at 18 E. Dover Street, Easton, Maryland 21601 no later than December 12, 2022 unless the date of the SHBI 2023 annual meeting is changed by more than 30 days from May 24, 2023, the one-year anniversary of SHBI’s 2022 annual meeting of shareholders, in which case the proposal must be received a reasonable time before SHBI begins to print and send its proxy materials. A SHBI shareholder must provide its proposal to SHBI in writing, and such proposal must comply with the requirements of Rule 14a-8.
Advance Notice Procedures
Pursuant to the SHBI bylaws, if a SHBI shareholder intends to present a proposal for business to be considered at the SHBI 2023 annual meeting but does not seek inclusion of the proposal in SHBI’s proxy statement for that meeting, then such proposal, including all supporting information, must be delivered to and received by SHBI’s Secretary at its principal executive offices at 18 E. Dover Street, Easton, Maryland 21601 no earlier than February 24, 2023 and no later than March 24, 2023, which is not more than 90 days nor less than 60 days before May 24, 2023, which is the one-year anniversary of SHBI’s 2022 annual meeting of shareholders. However, if the date of the 2023 SHBI annual meeting is advanced by more than 30 days or delayed by more than 60 days from May 24, 2023, notice by the SHBI shareholder must be so delivered not earlier than the 90th day prior to the SHBI 2023 annual meeting and not later than the close of business on the later of the 60th day prior to the SHBI 2023 annual meeting or the 10th day following the day on which public announcement of the date of the SHBI 2023 annual meeting is first made by SHBI.
In addition, the SHBI bylaws generally provide that for a SHBI shareholder to make nominations for the election of directors, a SHBI shareholder must deliver written notice of such nominations to SHBI’s Secretary at its principal executive offices at 18 E. Dover Street, Easton, Maryland 21601 not less than 120 days nor more than 180 days prior to May 24, 2023, the date of the meeting of shareholders called for the election of directors which, is deemed to be on the same date as the annual meeting of shareholders for the preceding year. However, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from May 24, 2023, the one-year anniversary date of SHBI’s 2022 annual meeting of shareholders, in which case such notice must be so delivered not earlier than the 180th day prior to the SHBI 2023 annual meeting and not later than the close of business on the later of the 100th and 120th day prior to the SHBI 2023 annual meeting or the 10th day following the day on which public announcement of the date of the SHBI 2023 annual meeting is first made by SHBI. The nomination notice must include certain information specified in the SHBI bylaws.
In addition to the notice and information requirements contained in the SHBI bylaws, to comply with the SEC universal proxy rules, SHBI shareholders who, in connection with the SHBI 2023 annual meeting, intend to solicit proxies in support of director nominees other than SHBI’s nominees must provide notice to SHBI that sets forth the information required by the SEC’s Rule 14a-19 no later than March 24, 2023, unless the date of the SHBI 2023 annual meeting has changed by more than 30 calendar days from the previous year, in which case such notice must be provided by the later of 60 calendar days prior to the date of the SHBI 2023 annual meeting or the 10th calendar day following the day on which public announcement of the date of the 2023 SHBI annual meeting is first made by SHBI.
These advance notice procedures are separate from the SEC’s requirements that a SHBI shareholder must meet in order to have a SHBI shareholder proposal included in SHBI’s proxy statement pursuant to SEC Rule 14a-8.

TCFC
TCFC held its 2022 annual meeting of shareholders on May 25, 2022. TCFC does not anticipate holding a 2023 annual meeting of TCFC shareholders (the “TCFC 2023 annual meeting”) if the merger is completed as currently expected. In the event that the merger is not completed within the expected time frame or at all, TCFC may hold an annual meeting in 2023. Any TCFC shareholder nominations or proposals for other business intended to be presented at the TCFC 2023 annual meeting must be submitted to TCFC as set forth below.
SEC Rule 14a-8
In order for a TCFC shareholder proposal for the TCFC 2023 annual meeting to be eligible for inclusion in TCFC’s proxy statement pursuant to SEC Rule 14a-8, TCFC must have received the proposal and supporting statements at its principal executive offices at 3035 Leonardtown Road, Waldorf, Maryland 20601 no later than December 15, 2022, unless the date of TCFC’s 2023 annual meeting is changed by more than 30 calendar days from May 25, 2023, the one-year anniversary of TCFC 2022 annual meeting of shareholders, in which case the proposal must be received a reasonable time before TCFC begins to print and send its proxy materials. A TCFC shareholder must provide its proposal to TCFC in writing, and it must comply with the requirements of SEC Rule 14a-8. Any such proposals should be sent to TCFC’s principal executive offices at 3035 Leonardtown Road, Waldorf, Maryland 20601.
Advance Notice Procedures
Pursuant to the TCFC articles, any TCFC shareholder wishing to nominate a candidate for director or propose other business at an annual meeting must give written notice to TCFC’s Secretary not fewer than 30 days nor more than 60 days prior to any such meeting; provided, however, that if less than 40 days’ notice of the meeting is given to TCFC shareholders, such written notice must be delivered or mailed to TCFC’s Corporate Secretary not later than the close of business on the 10th day following the day on which notice of the meeting was mailed to TCFC shareholders
In addition to the notice and information requirements contained in the TCFC articles, to comply with the SEC universal proxy rules, TCFC shareholders who, in connection with the TCFC 2023 annual meeting, if held, intend to solicit proxies in support of director nominees other than TCFC’s nominees must provide notice to TCFC that sets forth the information required by the SEC’s Rule 14a-19 no later than March 24, 2023, unless the date of the TCFC 2023 annual meeting has changed by more than 30 calendar days from May 25 2023, the one-year anniversary of TCFC’s 2022 annual meeting of shareholders, in which case such notice must be provided by the later of 60 calendar days prior to the date of the TCFC 2023 annual meeting or the 10th calendar day following the day on which public announcement of the date of the TCFC 2023 annual meeting is first made by TCFC.
These advance notice procedures are separate from the SEC’s requirements that a TCFC shareholder must meet in order to have a TCFC shareholder proposal included in TCFC’s proxy statement pursuant to SEC Rule 14a-8.

WHERE YOU CAN FIND MORE INFORMATION
SHBI and TCFC file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including SHBI and TCFC, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by SHBI, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge by accessing the “Investor Relations” section of SHBI’s website at www.shoreunitedbank.com, or, alternatively, by directing a request to SHBI’s proxy solicitor, Alliance Advisors, by calling toll-free at (855) 742-8276, or via e-mail to SHBI@allianceadvisors.com, and documents filed with the SEC by TCFC will be available free of charge by accessing TCFC’s website at https://www.cbtc.com/about/investor-relations/ or, alternatively, by directing a request to TCFC’s proxy solicitor, Alliance Advisors, by calling toll-free at (866) 584-0578, or via e-mail to TCFC@allianceadvisors.com. The web addresses of the SEC, SHBI and TCFC are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not a part of this joint proxy statement/prospectus.
SHBI has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to SHBI’s common stock to be issued in the merger. This document constitutes the prospectus of SHBI filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus, regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows SHBI and TCFC to incorporate by reference into this document such documents filed with the SEC by SHBI and TCFC. This means that SHBI and TCFC can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information SHBI and TCFC file with the SEC will update and supersede that information. SHBI and TCFC incorporate by reference the documents listed below and any documents filed by SHBI and TCFC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and until the date the offering is terminated:
SHBI Filings
•
Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 30, 2023;

•
Current Reports on Form 8-K filed on December 14, 2022, February 8, 2023 and March 7, 2023 (other than the portion of the documents deemed not to be filed);

•
Definitive Proxy Statement on Schedule 14A, filed on April 12, 2023 (only those portions that have been incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 2022); and

•
The description of SHBI’s common stock contained in its Registration Statement on Form 10, filed with the SEC on April 3, 1997, and any amendment or report filed for the purpose of updating such description.

TCFC Filings
•
Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 2, 2023, as amended by Amendment No. 1 to the Annual Report for the year ended December 31, 2022 on Form 10-K/A filed on April 14, 2023; and

•
Current Reports on Form 8-K filed on December 14, 2022 and March 7, 2023 (other than the portion of the documents deemed not to be filed).

Notwithstanding the foregoing, information furnished by SHBI or TCFC on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.
You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:
If you are a SHBI shareholder, you may contact SHBI or SHBI’s proxy solicitor at the following addresses or telephone numbers listed below:
Shore Bancshares, Inc.	Alliance Advisors
18 E. Dover St.	200 Broadacres Drive
Easton, Maryland 21601	3rd Floor
(410) 763-7800	Bloomfield, NJ 07003
Attention: Investor Relations	Toll-Free: (855) 742-8276
E-mail: SHBI@allianceadvisors.com
If you are a TCFC shareholder, you may contact TCFC or TCFC’s proxy solicitor at the following addresses or telephone numbers listed below:
The Community Financial Corporation	Alliance Advisors
3035 Leonardtown Road	200 Broadacres Drive
Waldorf, Maryland	3rd Floor
(301) 645-5601	Bloomfield, NJ 07003
Attention: Investor Relations	Toll-Free: (866) 584-0578
E-mail: TCFC@allianceadvisors.com
You should rely only on the information contained in this joint proxy statement/prospectus. SHBI and TCFC have not authorized anyone else to provide you with information that is different from that which is contained in this joint proxy statement/prospectus. Moreover, neither SHBI nor TCFC is making an offer to sell or soliciting an offer to buy any securities other than the SHBI common stock to be issued by SHBI in the merger, and neither SHBI nor TCFC is making an offer of such securities in any state where the offer is not permitted. The information contained in this joint proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies. The information contained herein with respect to SHBI was provided by SHBI and the information contained herein with respect to TCFC was provided by TCFC.

Appendix A
AGREEMENT AND PLAN OF MERGER
DATED AS OF DECEMBER 14, 2022
BY AND BETWEEN
SHORE BANCSHARES, INC.
AND
THE COMMUNITY FINANCIAL CORPORATION

A-i

A-ii

AGREEMENT AND PLAN OF MERGER, dated as of December 14, 2022 by and between Shore Bancshares, Inc. (“SHBI”) and The Community Financial Corporation (“TCFC”).
RECITALS
A.   TCFC.   TCFC is a Maryland corporation, having its principal place of business in Waldorf, Maryland.
B.   SHBI.   SHBI is a Maryland corporation, having its principal place of business in Easton, Maryland.
C.   Intention of the Parties.   It is the intention of the parties to this Agreement that the Merger provided for herein be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations and formal guidance issued thereunder, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code as such term is described in Treasury Regulations Section 1.3368-2(g).
D.   Board Action.   The respective Boards of Directors of each of SHBI and TCFC have determined that it is in the best interests of their respective companies and their shareholders to enter into this Agreement.
E.   TCFC Shareholder Agreements.   As a material inducement to SHBI to enter into this Agreement, and simultaneously with the execution of this Agreement, each TCFC Shareholder is entering into an agreement, substantially in the form attached hereto as Annex A (collectively, the “TCFC Shareholder Agreements”), pursuant to which they have agreed, among other things, both to vote their shares of TCFC Common Stock in favor of the approval of the Agreement and to certain other obligations.
F.   SHBI Shareholder Agreements.   As a material inducement to TCFC to enter into this Agreement, and simultaneously with the execution of this Agreement, each SHBI Shareholder is entering into an agreement, substantially in the form attached hereto as Annex B (collectively, the “SHBI Shareholder Agreements”), pursuant to which they have agreed, among other things, both to vote their shares of SHBI Common Stock in favor of the approval of the Agreement and to certain other obligations.
G.   The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties to this Agreement agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
1.01   Certain Definitions.   The following terms are used in this Agreement with the meanings set forth below:
“Acquisition Agreement” has the meaning set forth in Section 8.02(b).
“Acquisition Proposal” has the meaning set forth in Section 6.07(a).
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person.
“Agreement” means this Agreement and Plan of Merger, as amended or modified from time to time in accordance with Section 9.02.
“Amended SHBI Articles” has the meaning set forth in Section 2.01(c).
“Amended SHBI Bylaws” has the meaning set forth in Section 2.01(c).
“Articles of Merger” has the meaning set forth in Section 2.02(a).
“Bank Merger” has the meaning set forth in Section 2.03(a).

“Bank Merger Agreement” means the Bank Merger Agreement by and between Shore United and CBC, in substantially the form attached hereto as Annex D, as amended or modified from time to time in accordance with its provisions.
“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.
“Book-Entry Shares” means shares of TCFC Common Stock held in book-entry form immediately prior to the Effective Time.
“Burdensome Condition” means a condition that is or would be materially and unreasonably burdensome to SHBI’s or Shore United’s business or to the business of TCFC or CBC, in each case following the Closing, which would reduce the economic benefits of the Transaction contemplated by this Agreement to SHBI or TCFC to such a degree that either SHBI or TCFC would not, in its reasonable judgment, have entered into this Agreement had such condition or restriction been known to it on the date hereof.
“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Maryland are authorized or obligated to close.
“CBC” means the Community Bank of the Chesapeake, a Maryland-chartered commercial bank and a wholly-owned subsidiary of TCFC, having its executive offices in Waldorf, Maryland.
“CBC Board” means the Board of Directors of CBC.
“Certificate” means any certificate which immediately prior to the Effective Time represented shares of TCFC Common Stock.
“Closing” and “Closing Date” have the meanings set forth in Section 2.02(b).
“Code” has the meaning set forth in the recitals to this Agreement.
“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.
“Confidentiality Agreement” has the meaning set forth in Section 6.06(e).
“Continuation Period” has the meaning set forth in Section 6.11(a).
“Continuing 401(k) Plan” has the meaning set forth in Section 6.11(d)(i).
“Continuing Employees” has the meaning set forth in Section 6.11(a).
“Controlled Group Liability” has the meaning set forth in Section 5.03(m)(v).
“Derivatives Contract” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
“Disclosure Schedule” has the meaning set forth in Section 5.01.
“Effective Date” has the meaning set forth in Section 2.02(a).
“Effective Time” has the meaning set forth in Section 2.02(a).
“Environmental Laws” has the meaning set forth in Section 5.03(o).
“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act of 1974, as amended.
“Equity Investment” means (a) an investment in an Equity Security; (b) an ownership interest in any company or other entity or a membership interest that includes a voting right in any company or other entity; and (c) any investment or transaction which in substance falls into any of the foregoing categories even though it may be structured as some other form of investment or transaction.
“Equity Security” means any stock, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, or voting-trust certificate; any security convertible into such a security; any security carrying any warrant or right to subscribe to or purchase any such security; and any certificate of interest or participation in, temporary or interim certificate for, or receipt for any of the foregoing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and formal guidance issued thereunder.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
“Exchange Agent” has the meaning set forth in Section 3.02(a).
“Exchange Ratio” has the meaning set forth in Section 3.01(b).
“Fair Housing Act” means the Fair Housing Act, as amended.
“FDIC” means the Federal Deposit Insurance Corporation.
“FHLB” means the Federal Home Loan Bank of Atlanta.
“FRB” means the Board of Governors of the Federal Reserve System.
“GAAP” means accounting principles generally accepted in the United States of America.
“Governmental Authority” means any federal, state or local court, administrative agency, regulatory authority or commission or other governmental authority or instrumentality or self-regulatory organization.
“Indemnified Party” and “Indemnifying Party” have the meanings set forth in Section 6.10(a).
“Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyright registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.
“IRS” has the meaning set forth in Section 5.03(m)(ii).
“Knowledge” means facts, matters or circumstances which, as of the date hereof, the chairman of the board, chief executive officer, president, chief financial officer, chief operating officer, chief information officer, chief credit officer, general counsel (and any officer senior to any of the foregoing), in each case, as applicable, of a party or any Subsidiary of such party actually knows after reasonable inquiry.
“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance other than Permitted Liens.
“Loans” has the meaning set forth in Section 4.02(t).
“Material Adverse Effect” means, with respect to SHBI or TCFC, any event, circumstance, development, change or effect that (i) is material and adverse to the financial condition, results of operations, assets, liabilities, properties or business of SHBI and its Subsidiaries taken as a whole, or TCFC and its Subsidiaries taken as a whole, as the case may be, or (ii) prevents or would materially impair the ability of any of SHBI and its Subsidiaries or TCFC and its Subsidiaries, as the case may be, to perform their respective obligations under this Agreement or otherwise materially impede the consummation of the Transaction; provided, however, that Material Adverse Effect with respect to subclause (i) shall not be deemed to include the impact of (a) changes after the date hereof in any law or regulation of general applicability to banks, savings institutions and their holding companies or interpretations thereof by Governmental Authorities or the interpretation or implementation thereof, (b) changes after the date hereof in GAAP or regulatory accounting requirements applicable to banks, savings institutions and their holding companies generally or the interpretation or implementation thereof, (c) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or other international or national calamity or any material worsening or escalation of such conditions, (d) changes resulting from conditions affecting the banking and financial services industry or changes in global, national or regional political, regulatory, or market, business, financial, credit or general economic conditions (including changes in prevailing interest rates or exchange rates) affecting banks, savings institutions and their holding companies generally, (e) the public announcement or pendency of the Transaction, including the impact of the Transaction on relationships with customers, vendors or employees, (f) any modifications or changes to valuation policies and practices in connection with the Transaction or restructuring charges taken in connection with the Transaction, in each case in accordance with GAAP, (g) the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including the underlying causes thereof (unless otherwise excluded hereunder), or changes in the trading price or trading volume of a party’s common stock, in and of itself, but not including the underlying causes thereof (unless otherwise excluded hereunder), (h) with respect to TCFC, the effects of any action or omission taken with the prior consent or at the prior written request of SHBI or as otherwise required by this Agreement, (i) the expenses incurred by TCFC and its Subsidiaries or SHBI and its Subsidiaries in negotiating, documenting, effecting and consummating the Transaction contemplated by this Agreement, and (j) any hurricane, earthquake, flood, fire, Pandemic or disease outbreak or other natural disaster or act of God; provided that the effect of such changes described in clauses (a), (b), (c), (d) and (j) shall not be excluded when determining whether a Material Adverse Effect has occurred to the extent of a materially disproportionate impact, if any, on SHBI and its Subsidiaries as a whole on the one hand, or TCFC and its Subsidiaries as a whole on the other hand, as measured relative to similarly situated companies in the U.S. banking industry.
“Maximum Insurance Amount” has the meaning set forth in Section 6.10(c).
“MDGCL” means the Maryland General Corporation Law, as amended.
“MD OCFR” means the Office of the Commissioner of Financial Regulation of the State of Maryland.
“MD SDAT” means the Maryland State Department of Assessments and Taxation.
“Merger” has the meaning set forth in Section 2.01(a).
“Merger Consideration” means the aggregate number of whole shares of SHBI Common Stock, based on the Exchange Ratio, plus cash in lieu of any fractional share interest, payable to the holders of TCFC Common Stock in connection with the Transaction.
“MFIC” means the Financial Institutions Article of the Maryland Code, as amended.
“Multiemployer Plan” has the meaning set forth in Section 5.03(m)(vi).
“Multiple Employer Plan” has the meaning set forth in Section 5.03(m)(vi).
“Nasdaq” means the Nasdaq Global Select Market or such other securities exchange on which the SHBI Common Stock may be listed.
“OCC” means the Office of the Comptroller of the Currency.
“OREO” means other real estate owned.
“Outside Date” has the meaning set forth in Section 8.01(c).

“Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any variants, evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto.
“Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic.
“PBGC” has the meaning set forth in Section 5.03(m)(v).
“Permitted Liens” mean (i) statutory or common law Liens securing payments not yet delinquent (or being contested in good faith), (ii) Liens for Taxes and Tax assessments not yet delinquent, (iii) easements, rights of way, restrictive covenants, conditions, rights-of-way, leases, licenses, imperfections or irregularities of title, and other similar encumbrances or Liens that do not materially affect the value or prohibit the current use of the property or asset subject thereto, (iv) zoning, building, land use and other similar restrictions, including environmental regulations that would not reasonably be expected to materially impair the current use of such property, or (v) pledges to secure deposits incurred in the ordinary course of its banking business consistent with past practice.
“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company or unincorporated organization.
“Previously Disclosed” by a party shall mean information set forth in a section of its Disclosure Schedule corresponding to the section of this Agreement where such term is used; provided, that any information set forth in any section of a party’s Disclosure Schedule shall be deemed to apply to and be set forth in each other section or subsection of its Disclosure Schedule, if its relevance to such other section or subsection is reasonably apparent on its face; further provided, that non-public information as set forth in 12 C.F.R. 4.32(b) that is prohibited from disclosure shall not be disclosed by any party and nothing in this Agreement shall require such disclosure.
“Proxy Statement” has the meaning set forth in Section 6.03(a).
“Registration Statement” has the meaning set forth in Section 6.03(a).
“Representatives” has the meaning set forth in Section 6.07(a).
“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.
“Sarbanes-Oxley Act” has the meaning set forth in Section 5.03(g)(i).
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
“Senior Officer” means an employee with the title of senior vice president or higher.
“SHBI” has the meaning set forth in the preamble to this Agreement.
“SHBI 401(k) Plan” has the meaning set forth in Section 6.11(d)(i).
“SHBI Articles” means the Amended and Restated Articles of Incorporation of SHBI, as supplemented.
“SHBI Average Share Price” shall mean the average closing price per share of SHBI Common Stock, as reported on the Nasdaq, for the 20 trading days ending on and including the fifth trading day prior to the Closing Date.
“SHBI Benefit Plans” has the meaning set forth in Section 5.04(m)(i).

“SHBI Board” means the Board of Directors of SHBI.
“SHBI Bylaws” means the Amended and Restated Bylaws of SHBI, as amended.
“SHBI Common Stock” means the common stock, par value $0.01 per share, of SHBI.
“SHBI Contract” has the meaning set forth in Section 5.04(k)(i).
“SHBI Converted Equity Award” has the meaning set forth in Section 3.07(c).
“SHBI Equity Award(s)” has the meaning set forth in Section 5.04(b).
“SHBI Equity Plan(s)” means the Shore Bancshares, Inc. 2016 Stock and Incentive Compensation Plan, effective April 27, 2016.
“SHBI Insider” has the meaning set forth in Section 5.04(m)(xiv).
“SHBI Meeting” has the meaning set forth in Section 6.02(a).
“SHBI Reports” has the meaning set forth in Section 5.04(g)(i).
“SHBI Restricted Stock Award” has the meaning set forth in Section 3.07(b).
“SHBI RSU Award” has the meaning set forth in Section 3.07(c).
“SHBI Shareholders” means each individual who is a director of either or both of SHBI and Shore United, each individual who is an executive officer of either or both of SHBI and Shore United, and each individual identified on Schedule 1.01(a) of SHBI’s Disclosure Schedule.
“SHBI Shareholder Agreements” has the meaning set forth in the recitals to this Agreement.
“SHBI Shareholder Approval” has the meaning set forth in Section 5.04(z).
“Shore United” means Shore United Bank, N.A., a national banking association and a wholly-owned subsidiary of SHBI.
“Shore United Board” means the Board of Directors of Shore United.
“Subsidiary” has the meaning ascribed to that term in Rule l-02 of Regulation S-X of the SEC.
“Superior Proposal” has the meaning set forth in Section 6.07(a).
“Surviving Corporation” has the meaning set forth in Section 2.01(a).
“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property (real or personal), real property gains, registration, alternative minimum, add-on minimum, value added, natural resources, social security, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.
“Tax Returns” means any return (including any amended return), declaration or other report (including elections, declarations, claims for refunds, schedules, estimates and information returns) with respect to any Taxes (including estimated Taxes).
“TCFC” has the meaning set forth in the preamble to this Agreement.
“TCFC 401(k) Plan” has the meaning set forth in Section 6.11(d)(i).
“TCFC Articles” means the Articles of Incorporation of TCFC, as amended.
“TCFC Benefit Plans” has the meaning set forth in Section 5.03(m)(i).
“TCFC Board” means the Board of Directors of TCFC.

“TCFC Bylaws” means the Bylaws of TCFC, as amended.
“TCFC Common Stock” means the shares common stock, par value $0.01 per share, of TCFC.
“TCFC Contract” has the meaning set forth in Section 5.03(k)(i).
“TCFC Equity Award(s)” has the meaning set forth in Section 5.03(b).
“TCFC Equity Plan(s)” means The Community Financial Corporation 2015 Equity Compensation Plan.
“TCFC ESOP” has the meaning set forth in Section 6.11(d)(ii).
“TCFC Group” means any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that includes TCFC and its Subsidiaries and any predecessor of and any successor to TCFC (or to another such predecessor or successor) and also shall be deemed to refer to any or all of TCFC and its Subsidiaries. References herein to the TCFC Group shall be deemed to refer to both the TCFC Group as a whole and to each individual member thereof.
“TCFC Insider” has the meaning set forth in Section 5.03(m)(xiv).
“TCFC Meeting” has the meaning set forth in Section 6.02(a).
“TCFC PSU Award” has the meaning set forth in Section 3.07(d).
“TCFC Qualified Plans” has the meaning set forth in Section 5.03(m)(iv).
“TCFC Restricted Stock Award” has the meaning set forth in Section 3.07(b).
“TCFC RSU Award” has the meaning set forth in Section 3.07(c).
“TCFC Shareholders” means each individual who is a director of either or both of TCFC and CBC, each individual who is an executive officer of either or both of TCFC and CBC, and each individual identified on Schedule 1.01(a) of TCFC’s Disclosure Schedule.
“TCFC Shareholder Approval” has the meaning set forth in Section 5.03(z)(i).
“TCFC Shareholder Agreement” has the meaning set forth in the recitals to this Agreement.
“TCFC Reports” has the meaning set forth in Section 5.03(g)(i).
“Terminated 401(k) Plan” has the meaning set forth in Section 6.11(d)(i).
“Termination Fee” has the meaning set forth in Section 8.02(b).
“Transaction” means the Merger, the Bank Merger and any other transactions contemplated by this Agreement.
“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury under the Code.
ARTICLE II
THE MERGER
2.01   The Merger.
(a)   The Merger.   Subject to the terms and conditions of this Agreement, at the Effective Time, TCFC shall merge with and into SHBI (the “Merger”) in accordance with the applicable provisions of the MDGCL, the separate corporate existence of TCFC shall cease and SHBI shall survive and continue to exist as a corporation incorporated under the MDGCL (SHBI, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation”).
(b)   Name.   The name of the Surviving Corporation shall be “Shore Bancshares, Inc.”

(c)   Articles and Bylaws.   At the Effective Time, the SHBI Articles and the SHBI Bylaws shall be amended, as set forth in Section 2.01(c) of SHBI’s Disclosure Schedule, and shall be the articles of incorporation and bylaws of the Surviving Corporation immediately following the Merger (such amended articles of incorporation are sometimes referred to as the “Amended SHBI Articles” and such amended bylaws are sometimes referred to as the “Amended SHBI Bylaws”).
(d)   Directors and Executive Officers of the Surviving Corporation.   Subject to Section 6.12, the directors of the Surviving Corporation immediately after the Merger shall be the directors of SHBI immediately prior to the Merger; provided that (i) immediately prior to the Effective Time, SHBI shall cause three (3) of SHBI’s existing directors to resign, and (ii) effective as of the Effective Time, (A) SHBI shall increase the number of members of the SHBI Board from fifteen (15) members to twenty (20) members, (B) twelve (12) existing directors of SHBI (including four (4) representatives from the former Severn Bancorp, Inc. previously acquired by SHBI) shall remain on the SHBI Board, and (C) eight (8) new directors, each of whom shall be selected from TCFC’s existing directors and shall be mutually agreed to by SHBI and TCFC, shall be appointed to the SHBI Board. Subject to Section 6.12, each such director and director appointee shall serve as a director of the Surviving Corporation for the remainder of his or her term and until such director’s or appointee’s successor shall be duly elected and qualified. The executive officers of the Surviving Corporation immediately after the Merger are set forth in Section 6.12(b).
(e)   Authorized Capital Stock.   The authorized capital stock of the Surviving Corporation upon consummation of the Merger shall be as set forth in the Amended SHBI Articles.
(f)   Effect of the Merger.   At the Effective Time, the effect of the Merger shall be as provided in accordance with the MDGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of TCFC shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of TCFC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
(g)   Additional Actions.   If, at any time after the Effective Time, the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect, record or otherwise confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, properties or assets of TCFC acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, (A) TCFC, and its proper officers and directors, acting in such corporate capacity and not individually, shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; provided, that the Surviving Corporation expressly accepts all liability and shall indemnify the officers and directors of TCFC for such acts taken thereunder (other than in the case of willful misconduct by such director or officer prior to the Effective Time), and (B) the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Surviving Corporation or otherwise to take any and all such action.
2.02   Effective Date and Effective Time; Closing.
(a)   Subject to the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the parties shall cause articles of merger relating to the Merger, the form of which is attached hereto as Annex C (the “Articles of Merger”), to be filed with the MD SDAT pursuant to the MDGCL on (i) a date mutually selected by SHBI and TCFC after such satisfaction or waiver which is no later than the later of (A) five (5) Business Days after such satisfaction or waiver or (B) the first month end following such satisfaction or waiver, or (ii) such other date to which the parties may mutually agree in writing. The Merger provided for herein shall become effective upon the filing of the Articles of Merger with the MD SDAT or such later time as specified in the Articles of Merger. The date of such filing with the MD SDAT is herein called the “Effective Date.” The “Effective Time” of the Merger shall be the time of such filing or as set forth in such filing.
(b)   A closing (the “Closing”) shall take place by electronic exchange of documents at 10:00 a.m., Washington D.C. time on the Effective Date, or at such other time, or on such other date as the parties may mutually agree upon in writing (such date, the “Closing Date”). At the Closing, there shall be delivered to SHBI and TCFC the certificates and other documents required to be delivered under Article VII hereof.
2.03   Bank Merger.
(a)   As soon as practicable after the execution of this Agreement, or on such later date as SHBI and TCFC shall agree, SHBI and TCFC shall cause Shore United and CBC, respectively, to enter into the Bank Merger Agreement, the form of which is attached hereto as Annex D, which provides for the merger of CBC with and into Shore United (the “Bank Merger”), in accordance with applicable law, regulation or policies imposed by any Governmental Authority and the terms of the Bank Merger Agreement, promptly after consummation of the Merger. Shore United shall be the surviving entity in the Bank Merger (Shore United, as the surviving entity of the Bank Merger, is sometimes referred to herein as the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of CBC shall cease.
(b)   The Bank Merger Agreement provides that, subject to Section 6.12 of this Agreement, the directors of the Surviving Bank immediately after the Bank Merger shall be the directors of Shore United immediately prior to the Bank Merger; provided that (i) immediately prior to the Bank Merger, Shore United shall cause three (3) of Shore United’s existing directors to resign and (ii) effective as of the Bank Merger, (A) Shore United shall increase the number of members of the Shore United Board from fifteen (15) members to twenty (20) members, (B) twelve (12) existing directors of Shore United (including four (4) representatives from the former Severn Savings Bank, FSB previously acquired by SHBI) shall remain on the Shore United Board, and (C) eight (8) new directors, each of whom shall be selected from CBC’s existing directors and shall be mutually agreed to by Shore United and CBC, shall be appointed to the Shore United Board. Subject to Section 6.12 of this Agreement, each such director and director appointee shall serve as a director of the Surviving Bank for the remainder of his or her term and until such director’s or appointee’s successor shall be duly elected and qualified. The executive officers of the Surviving Bank immediately after the Bank Merger shall be set forth in Section 6.12(b).
(c)   Each of SHBI and TCFC shall approve the Bank Merger Agreement and the Bank Merger as the sole voting shareholder of Shore United and CBC, respectively, and SHBI and TCFC shall and shall cause Shore United and CBC, respectively, to execute any certificates or articles of merger and such other agreements, documents and certificates as are necessary to make the Bank Merger effective following the Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law, or at such other time as shall be provided by applicable law.
ARTICLE III
CONSIDERATION AND EXCHANGE PROCEDURES
3.01   Conversion of Shares.   At the Effective Time, automatically by virtue of the Merger and without any action on the part of any holder of shares of TCFC Common Stock:
(a)   SHBI Common Stock.   Each share of SHBI Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.
(b)   TCFC Common Stock.   Subject to Sections 3.02, 3.04, 3.05, 3.06 and 3.07, each share of TCFC Common Stock issued and outstanding (for purposes of clarity, excluding shares held in treasury by TCFC) immediately prior to the Effective Time shall be converted into, and shall be canceled in exchange for, the right to receive 2.3287 of a share of SHBI Common Stock (the “Exchange Ratio”).

3.02   Exchange Procedures.
(a)   Mailing of Transmittal Material.   As promptly as practicable, but in no event later than five (5) Business Days prior to the Effective Time, TCFC will deliver, or cause to be delivered, to the agent designated by SHBI (who, if different than SHBI’s or TCFC’s then serving registrar and transfer agent, is reasonably acceptable to TCFC) (the “Exchange Agent”) all information which is reasonably necessary for the Exchange Agent to perform its obligations as specified herein. As promptly as practicable after the Effective Time, but in no event later than three (3) Business Days following the Effective Time, SHBI shall cause the Exchange Agent to mail and otherwise make available to each holder of record of TCFC Common Stock, a notice and a form of letter of transmittal, in a form reasonably acceptable to TCFC (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate(s) theretofore representing shares of TCFC Common Stock shall pass, only upon proper delivery of such Certificate(s) to the Exchange Agent or transfer of Book-Entry Shares to the Exchange Agent), advising such holder of the effectiveness of the Merger and the instructions and procedure for surrendering to the Exchange Agent such Certificate(s) or Book-Entry Shares in exchange for certificates or book-entry shares representing the number of whole shares of SHBI Common Stock and any cash in lieu of fractional shares which the shares of TCFC Common Stock represented by such Certificate(s) or Book-Entry Shares shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid in respect of such shares pursuant to this Agreement. A letter of transmittal will be properly completed only if accompanied by a Certificate or Certificates or instructions to transfer Book-Entry Shares representing all shares of TCFC Common Stock covered thereby, subject to the provisions of Section 3.02(d).
(b)   SHBI Deliveries.   At the Effective Time, for the benefit of the holders of Certificates and/or Book-Entry Shares, SHBI shall deliver to the Exchange Agent, to be given to the holders of TCFC Common Stock in exchange for their Certificates and Book-Entry Shares as provided for in this Article III, (i) evidence of shares in certificated or book entry form, representing the number of whole shares of SHBI Common Stock issuable to the holders of TCFC Common Stock as the Merger Consideration and (ii) an amount in cash equal to the amount due in lieu of fractional shares pursuant to Section 3.04.   The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of SHBI Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of SHBI Common Stock for the account of the Persons entitled thereto.
(c)   Issued Shares.   All shares of SHBI Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by SHBI in respect of the SHBI Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of SHBI Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of the SHBI Common Stock shall be paid to any holder of any unsurrendered Certificate or Book-Entry Shares until such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 3.02(e)) or Book-Entry Shares are surrendered for exchange in accordance with this Article III. Subject to the effect of applicable laws, following the surrender of any such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 3.02(e)) or Book-Entry Shares, there shall be issued and/or paid to the holder of the certificates representing whole shares of SHBI Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of SHBI Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of SHBI Common Stock with a record date at or after the Effective Time but with a payment date subsequent to surrender.
(d)   Exchange Agent Deliveries.
(i)   Each holder of an outstanding Certificate or Certificates or Book-Entry Shares who has surrendered such Certificate or Certificates or Book-Entry Shares to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to evidence of issuance in book entry form representing the number of whole shares of SHBI Common Stock and the amount of cash, if any (corresponding to the amount due in lieu of fractional shares pursuant to Section 3.04), into which the aggregate number of shares of TCFC Common Stock previously represented by such Certificate or Certificates or Book-Entry Shares surrendered shall have been converted pursuant to this Agreement and any other distribution theretofore paid with respect to SHBI Common Stock issuable in the Merger, in each case, without interest. The Exchange Agent shall accept such Certificates or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose consistent with the notice and form of letter of transmittal to effect an orderly exchange thereof in accordance with normal exchange practices.
(ii)   Each outstanding Certificate or Book-Entry Share which prior to the Effective Time represented TCFC Common Stock and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent, be deemed to evidence ownership of the number of shares of SHBI Common Stock and the amount of cash (corresponding to the amount due in lieu of fractional shares pursuant to Section 3.04) into which such TCFC Common Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of TCFC of Certificates or Book-Entry Shares representing shares of TCFC Common Stock and, if such Certificates or Book-Entry Shares are presented to TCFC for transfer, they shall be cancelled against delivery of certificates for SHBI Common Stock and cash as hereinabove provided.
(e)   Lost or Destroyed Certificates; Issuances of SHBI Common Stock in New Names.   The Exchange Agent shall not be obligated to deliver a certificate or certificates representing shares of SHBI Common Stock to which a holder of TCFC Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of TCFC Common Stock for exchange as provided in this Section 3.02, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be reasonably required in each case by SHBI. If any certificates evidencing shares of SHBI Common Stock are to be issued in a name other than that in which the Certificate evidencing TCFC Common Stock surrendered in exchange therefore is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the Person requesting such exchange pay to the Exchange Agent any transfer or other Tax required by reason of the issuance of a certificate for shares of SHBI Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(f)   Unclaimed Merger Consideration.   The exchange of shares of TCFC Common Stock for the Merger Consideration as provided in this Section 3.02 shall be administered by the Exchange Agent until such time as any unclaimed portion thereof is required to be delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Certificate or Book-Entry Share for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. The Exchange Agent shall be entitled to rely upon the stock transfer books of TCFC to establish the identity of those Persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive (absent manifest error) with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate or Book-Entry Share, the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.
3.03   Rights as Shareholders.   At the Effective Time, holders of TCFC Common Stock shall cease to be, and shall have no rights as, shareholders of TCFC other than to receive the Merger Consideration provided for under this Article III.
3.04   No Fractional Shares.   Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of SHBI Common Stock shall be issued in the Merger. Each holder of TCFC Common Stock who otherwise would have been entitled to a fraction of a share of SHBI Common Stock (after taking into account all Certificates or Book-Entry Shares delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the SHBI Average Share Price, rounded to the nearest whole cent. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.
3.05   Anti-Dilution Provisions.   If, between the date hereof and the Effective Time, the shares of SHBI Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, stock dividend or distribution, stock split (including a reverse stock split), issuer tender or exchange offer or other similar transaction in SHBI Common Stock, the Exchange Ratio shall be adjusted accordingly; provided that a bona fide offering or sale of SHBI Common Stock for fair value received shall not be deemed a reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, stock dividend or distribution, stock split (including a reverse stock split), issuer tender or exchange offer or other similar transaction in SHBI Common Stock.
3.06   Withholding Rights.   SHBI (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of TCFC Common Stock such amounts as SHBI reasonably determines is required under the Code or any state, local or foreign Tax law or regulation thereunder to deduct and withhold with respect to the making of such payment, and to collect any necessary Tax forms or other necessary information. Except for any withholding required as the result of any failure to deliver any certificates or forms requested for purposes of federal backup withholding, in the event SHBI reasonably determines that it is so required to deduct or withhold an amount for or on account of any Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, SHBI shall use reasonable efforts to notify TCFC of its determination and the parties shall cooperate in good faith to minimize to the extent permissible the amount of any such deduction or withholding, including providing any certificates or forms that are reasonably requested to establish and exemption from (or reduction in) any deduction or withholding. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority and shall be treated for all purposes of this Agreement as having been paid to the holder of TCFC Common Stock in respect of which such deduction and withholding was made by SHBI.
3.07   Treatment of TCFC Equity Awards.
(a)   At the Effective Time, each award in respect of a share of TCFC Common Stock subject to vesting, repurchase or other lapse restriction (a “TCFC Restricted Stock Award”) that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any required action on the part of TCFC or any holder of such TCFC Restricted Stock Award, be converted into a restricted stock award (a “SHBI Restricted Stock Award”) in respect of that number of shares of SHBI Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of TCFC Common Stock subject to the TCFC Restricted Stock Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as expressly provided in this Section 3.07, each such SHBI Restricted Stock Award shall be subject to the same terms and conditions as applied to the corresponding TCFC Restricted Stock Award immediately prior to the Effective Time.
(b)   At the Effective Time, each time-vesting restricted stock unit award in respect of a share of TCFC Common Stock (a “TCFC RSU Award”) that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any required action on the part of TCFC or any holder of such TCFC RSU Award, be converted into a time-vesting restricted stock unit award (a “SHBI RSU Award,” and together with the converted SHBI Restricted Stock Awards, the “SHBI Converted Equity Awards”) in respect of that number of shares of SHBI Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of TCFC Common Stock subject to the TCFC RSU Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as expressly provided in this Section 3.07, each such SHBI RSU Award shall be subject to the same terms and conditions as applied to the corresponding TCFC RSU Award immediately prior to the Effective Time.
(c)   At the Effective Time, each performance-vesting restricted stock unit award in respect of a share of TCFC Common Stock (a “TCFC PSU Award”) that is outstanding immediately prior to the

Effective Time shall, by virtue of the Merger and without any required action on the part of TCFC or any holder of such TCFC PSU Award, be converted into a SHBI RSU Award in respect of that number of shares of SHBI Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of TCFC Common Stock subject to the TCFC PSU Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. For purposes of this Section 3.07(c), the number of shares of TCFC Common Stock subject to a TCFC PSU Award immediately prior to the Effective Time shall be determined assuming performance goals are satisfied based on target performance except with respect to each TCFC PSU Award for the performance period ending December 31, 2022, which, if still outstanding at the Effective Time, shall be determined based on actual performance. After the Effective Time, each such SHBI RSU Award shall be subject only to time-vesting through the remainder of the originally scheduled performance period (or any later scheduled vesting date). Except as expressly provided in this Section 3.07, each such SHBI RSU Award shall be subject to the same terms and conditions as applied to the corresponding TCFC PSU Award immediately prior to the Effective Time (except for the performance conditions).
(d)   Notwithstanding anything to the contrary in this Section 3.07 or in the applicable plan and award agreements governing the TCFC Equity Awards, (i) in the event that the employment of a holder of a SHBI Converted Equity Award is terminated by the Surviving Corporation without “cause” or by the recipient for “good reason” (as such terms are defined in the applicable award agreement evidencing the SHBI Converted Equity Award (which is generally expected to be consistent with the definitions in the corresponding TCFC Equity Award (if any))) prior to the third anniversary of the Closing Date, then such SHBI Converted Equity Award shall become fully vested, and (ii) notwithstanding any acceleration of vesting that occurs as a result of the transactions contemplated by this Agreement or this Section 3.07, the settlement of any SHBI RSU Award that has been converted from a TCFC RSU Award or a TCFC PSU Award shall occur in a manner that complies with Section 409A of the Code and in a manner consistent with the timing set forth in the plan and award agreement applicable to the corresponding TCFC Equity Award.
(e)   At or prior to the Effective Time, TCFC, the TCFC Board and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 3.07.
(f)   As of the Effective Time, the number and kind of shares available for issuance under each equity incentive plan of TCFC shall be adjusted to reflect SHBI Common Stock in accordance with the provisions of the applicable plan.
(g)   SHBI shall take all corporate actions that are necessary for the assumption of the TCFC Equity Awards pursuant to Sections 3.07(a) through 3.07(c), including the reservation, issuance and listing of SHBI Common Stock as necessary to effect the transactions contemplated by this Section 3.07. As soon as practicable following the Effective Time, SHBI shall file with the SEC a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of SHBI Common Stock underlying such TCFC Equity Awards, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such assumed TCFC Equity Awards remain outstanding.
3.08   Reservation of Shares.   Prior to the Closing, the SHBI Board shall reserve for issuance a sufficient number of shares of SHBI Common Stock for the purpose of issuing its shares in exchange for shares of TCFC Common Stock in the Merger.
ARTICLE IV
ACTIONS PENDING ACQUISITION
4.01   Conduct of Business Prior to the Effective Time.   From the date hereof until the Effective Time, except as otherwise expressly contemplated or permitted by this Agreement, as Previously Disclosed, as required by applicable law, regulation or policies imposed by any Governmental Authority or as consented to by the other party in writing (such consent not to be unreasonably withheld, conditioned or delayed), each of TCFC and SHBI shall, and shall cause their respective Subsidiaries to, conduct their business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve each of their business organization, employees, and the goodwill of their respective customers and Subsidiaries and others with whom material business relations exist.
4.02   Forbearances of TCFC and SHBI.   From the date hereof until the Effective Time, except as otherwise expressly contemplated or permitted by this Agreement, as Previously Disclosed, as required by applicable law, regulation or policies imposed by any Governmental Authority or as consented to by the other party in writing (such consent not to be unreasonably withheld, conditioned or delayed), neither SHBI nor TCFC shall, and neither SHBI nor TCFC shall permit any of their respective Subsidiaries to:
(a)   Capital Stock.   Other than pursuant to the settlement or vesting of TCFC Equity Awards (in the case of TCFC) or SHBI Equity Awards (in the case of SHBI), outstanding as of the date hereof and in accordance with their terms and, as applicable, the TCFC Equity Plans in the case of TCFC or the SHBI Equity Plans in the case of SHBI as in effect on the date of this Agreement, and other than, in the case of SHBI, the issuance of shares of SHBI Common Stock pursuant to this Agreement, and as otherwise set forth in Section 4.02(a) of TCFC’s Disclosure Schedule in the case of TCFC and Section 4.02(a) of SHBI’s Disclosure Schedule in the case of SHBI, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock or any Rights or (ii) permit any additional shares of stock to become subject to grants of employee or director stock options or other Rights.
(b)   Dividends; Reclassifications; Etc.   Except as set forth in Section 4.02(b) of TCFC’s Disclosure Schedule in the case of TCFC and Section 4.02(b) of SHBI’s Disclosure Schedule in the case of SHBI:
(i)   Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock, except (A) regular quarterly cash dividends of $0.175 per share of TCFC Common Stock, (B) regular quarterly cash dividends of $0.12 per share of SHBI Common Stock, or (C) dividends paid by any of the Subsidiaries of each of TCFC and SHBI to TCFC or SHBI or any of their wholly owned Subsidiaries; or
(ii)   Directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock (other than the withholding of shares to satisfy withholding Tax obligations in respect of TCFC Equity Awards in the case of TCFC or SHBI Equity Awards in the case of SHBI outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the TCFC Equity Plans in the case of TCFC or the SHBI Equity Plans in the case of SHBI as in effect on the date of this Agreement).
(c)   Compensation; Employment Agreements; Etc.   Except as required by TCFC’s Benefit Plans in the case of TCFC or SHBI’s Benefit Plans in the case of SHBI, as contemplated by Section 6.11 of this Agreement or as otherwise set forth in Section 4.02(c)(i) of TCFC’s Disclosure Schedule in the case of TCFC or Section 4.02(c)(i) of SHBI’s Disclosure Schedule in the case of SHBI, enter into or amend or renew any employment, consulting, severance, change in control, retention, bonus, salary continuation or similar agreements or arrangements with any of its or its Subsidiaries’ directors or executive officers (for the avoidance of doubt, this limitation shall not apply to employment agreements that provide for automatic renewal in accordance with their terms), grant or announce any salary or wage increase (except as set forth in Section 4.02(c)(ii) of TCFC’s Disclosure Schedule in the case of TCFC or in Section 4.02(c)(ii) of SHBI’s Disclosure Schedule in the case of SHBI), grant or announce any severance or termination pay (other than pursuant to a severance arrangement or policy disclosed in Section 4.02(c)(iii) or Section 5.03(m) of TCFC’s Disclosure Schedule or provided in Section 6.11(a)), or increase or announce any increase in any employee benefit (including incentive or bonus payments) (except as set forth in Section 4.02(c)(ii) of TCFC’s Disclosure Schedule in the case of TCFC, or in Section 4.02(c)(ii) of SHBI’s Disclosure Schedule in the case of SHBI, or except as in the ordinary course of business consistent with past practice).
(d)   Hiring.   Hire any person as a Senior Officer of it or any of its Subsidiaries or promote any employee to a Senior Officer position, except (i) to satisfy contractual obligations existing as of the date hereof and set forth in Section 4.02(d) of TCFC’s Disclosure Schedule in the case of TCFC or

Section 4.02(d) of SHBI’s Disclosure Schedule in the case of SHBI and (ii) persons hired to fill any Senior Officer vacancies either existing as of the date hereof and set forth in Section 4.02(d) of TCFC’s Disclosure Schedule in the case of TCFC or Section 4.02(d) of SHBI’s Disclosure Schedule in the case of SHBI or arising after the date hereof whose employment is terminable at will and who are not subject to or eligible for any change in control, bonus or similar benefits or payments that, in each case, would become payable solely as a result of the Transaction, or consummation thereof.
(e)   Labor.   Enter into any collective bargaining agreement or other agreement with a labor union, guild or association representing any employee.
(f)   Benefit Plans.   Except as required by TCFC’s Benefit Plans in the case of TCFC or SHBI’s Benefit Plans in the case of SHBI, or as otherwise set forth in Section 4.02(f) of TCFC’s Disclosure Schedule in the case of TCFC or Section 4.02(f) of SHBI’s Disclosure Schedule in the case of SHBI, (i) enter into, establish, adopt, terminate (except as required by law), amend or make any contributions to any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any of its current or former directors, officers or employees, other than amendments or adjustments to broad-based welfare benefit plans (other than severance) in the ordinary course of business consistent with past practice and as would not reasonably be expected to materially increase the cost of benefits under any such TCFC Benefit Plan or SHBI Benefit Plan, as the case may be, or (ii) take any action to accelerate the vesting or exercisability of stock options, restricted stock, restricted stock units or other compensation or benefits payable thereunder.
(g)   Dispositions.   Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its material assets, deposits, business or properties, except for (i) sales, transfers, mortgages, encumbrances, dispositions or discontinuances which are in the ordinary course of business consistent with past practice and are not material to it and its Subsidiaries taken as a whole, (ii) sales of Loans or Loan participations which are in the ordinary course of business consistent with past practice and (iii) as set forth in Section 4.02(g) of TCFC’s Disclosure Schedule in the case of TCFC or Section 4.02(g) of SHBI’s Disclosure Schedule in the case of SHBI.
(h)   Acquisitions.   Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) including without limitation, by merger or consolidation or by investment in a partnership or joint venture, all or any portion of the assets, business, deposits or properties of any Person or division or business unit thereof, in each case, other than in the ordinary course of business consistent with past practice.
(i)   Capital Expenditures.   Except as set forth in Section 4.02(i) of TCFC’s Disclosure Schedule in the case of TCFC or Section 4.02(i) of SHBI’s Disclosure Schedule in the case of SHBI, make any capital expenditures, other than capital expenditures in the ordinary course of business consistent with past practice, in amounts not exceeding $50,000 individually or $100,000 in the aggregate.
(j)   Governing Documents.   Amend the articles of incorporation or bylaws (or equivalent documents) of TCFC, SHBI or any of their respective Subsidiaries, except as contemplated by this Agreement.
(k)   Accounting Methods.   Except as set forth in Section 4.02(k) of TCFC’s Disclosure Schedule in the case of TCFC or Section 4.02(k) of SHBI’s Disclosure Schedule in the case of SHBI, or, in the case of TCFC, in accordance with and as contemplated by Section 6.08, implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or GAAP.
(l)   Contracts.   Except as otherwise permitted under this Section 4.02 or as set forth in Section 4.02(l) of TCFC’s Disclosure Schedule in the case of TCFC or Section 4.02(l) of SHBI’s Disclosure Schedule in the case of SHBI, terminate, materially amend, or waive any material provision of, any TCFC Contract or SHBI Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to TCFC or SHBI, or enter into any contract that would constitute a TCFC Contract or SHBI Contract, if it were in effect on the date of this Agreement.
(m)   Claims.   Except as set forth in Section 4.02(m) of TCFC’s Disclosure Schedule in the case of TCFC or Section 4.02(m) of SHBI’s Disclosure Schedule in the case of SHBI, enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which it or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by it or any of its Subsidiaries of an amount which exceeds $100,000 individually or $1,000,000 in the aggregate and/or would impose any material restriction on the business of the Surviving Corporation or any of its Subsidiaries following the consummation of the Transaction (including TCFC).
(n)   Banking Operations.   Enter into any new material line of business; materially change its lending, investment, underwriting, loan, servicing, risk and asset liability management and other material banking and operating policies, or materially change the manner in which its investment securities or loan portfolio is classified or reported, in each case, except as required by applicable law, regulation, policies imposed by any Governmental Authority or in conformity with GAAP or, in the case of TCFC, except as in accordance with and as contemplated by Section 6.08; or file any application or enter into any contract with respect to the opening, relocation or closing of, or open, relocate or close, any branch, office, service center or other facility.
(o)   Marketing.   Introduce any new material sales compensation or incentive programs or arrangements (except those the material terms of which have been disclosed in writing to the other party prior to the date hereof).
(p)   Derivatives.   Enter into any Derivatives Contract except as set forth in Section 4.02(p) of TCFC’s Disclosure Schedule in the case of TCFC or Section 4.02(p) of SHBI’s Disclosure Schedule in the case of SHBI, or in the ordinary course of business consistent with past practices.
(q)   Indebtedness.   (i) Incur any indebtedness for borrowed money (which, for the avoidance of doubt, will not include deposits, federal funds purchased, cash management accounts, FHLB and FRB borrowings and advances that mature within 90 days and that have no put or call features, and securities sold under repurchase agreements that mature within 90 days, in each case, in the ordinary course of business consistent with past practices); or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than with respect to a Subsidiary of it, in connection with the presentation of items for collection (e.g., person or business checks) and letters of credit and other negotiable instruments in the ordinary course of business consistent with past practice.
(r)   Investment Securities.   (i) Acquire (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security, collateralized loan obligation or Equity Investment, in each case, other than in the ordinary course of business consistent with past practice, or (ii) dispose of any debt security or Equity Investment, other than in the ordinary course of business consistent with past practice.
(s)   Loans.   Except as set forth in Section 4.02(s) of TCFC’s Disclosure Schedule in the case of TCFC or Section 4.02(s) of SHBI’s Disclosure Schedule in the case of SHBI, (i) make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (collectively, “Loans”), other than Loans made pursuant to existing commitments that have been Previously Disclosed or made in the ordinary course of business consistent with past practice that are not in excess of $15.0 million individually; (ii) take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure any Loans (except for Loan restructurings made in the ordinary course of business consistent with past practice); (iii) enter into any Loan securitization or create any special purpose funding entity; or (iv) enter into any agreement or arrangement providing for the purchase of a Loan participation other than in the ordinary course of business consistent with past practice. Notwithstanding the foregoing, TCFC and its Subsidiaries on the one hand and SHBI and its Subsidiaries on the other hand can make, renew, modify, or enter into Loans that exceed the foregoing dollar limitation or enter into any agreement or arrangement providing for the purchase of a Loan participation outside of the ordinary course of business consistent with past practice to the extent TCFC or SHBI provides to the other party in writing a complete Loan package for such Loan or Loan participation, as applicable, and such other party does not object to such Loan or Loan participation within three (3) Business Days of receipt of such written notice.
(t)   Investments in Real Estate.   Make any material investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).
(u)   Tax Elections.   Make or change any material Tax election, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes (provided that nothing herein shall restrict the ability to agree to an extension or waiver of the statute of limitations for filing any Tax Return in the ordinary course of business), enter into any closing agreement with respect to any material amount of Taxes or surrender any right to claim a material Tax refund, adopt or change any material method of accounting with respect to Taxes, or file any amended income or other material Tax Return.
(v)   Antitakeover Statutes.   Take any action (i) that would cause this Agreement or the Transaction to be subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares or (ii) to exempt or make not subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any Person (other than TCFC or its Subsidiaries or SHBI or its Subsidiaries) or any action taken thereby, which Person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom.
(w)   Transactions with Insiders.   Except as set forth in Section 4.02(w) of TCFC’s Disclosure Schedule in the case of TCFC or Section 4.02(w) of SHBI’s Disclosure Schedule in the case of SHBI, make or propose to make any loan to or enter into any transaction with any of its or any of its Subsidiaries’ directors or executive officers (other than those entered into on an arms-length basis, in the ordinary course of business consistent with past practice and in compliance with applicable law, regulation and policies imposed by any Governmental Authority).
(x)   Adverse Actions.   Take any action that is or would be reasonably likely to result in (i) the Merger not qualifying as a reorganization within the meaning of Section 368(a) of the Code, (ii) any of its representations and warranties set forth in this Agreement being or becoming untrue at any time at or prior to the Effective Time, such that the condition to the Merger set forth in Section 7.02(a) in the case of TCFC or Section 7.03(a) in the case of SHBI would not be satisfied, (iii) any of the other conditions to the Merger set forth in Article VII not being satisfied, (iv) a material delay in the ability of SHBI or TCFC to perform any of their obligations under this Agreement on a timely basis, or (v) a material delay in the ability of the parties to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby.
(y)   Commitments.   Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.
ARTICLE V
REPRESENTATIONS AND WARRANTIES
5.01   Disclosure Schedules.   On or prior to the date hereof, SHBI has delivered to TCFC a schedule and TCFC has delivered to SHBI a schedule (each respectively, its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or 5.04 or to one or more of its covenants contained in Articles IV or VI; provided, however, that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that, absent such inclusion in the Disclosure Schedule, such item is or would be reasonably likely to result in a Material Adverse Effect; further provided, that non-public information as set forth in 12 C.F.R. 4.32(b) that is prohibited from disclosure shall not be disclosed by any party and nothing in this Agreement shall require such disclosure.
5.02   Standard.   Solely for the purposes of determining whether the conditions set forth in Sections 7.02(a) or 7.03(a), as the case may be, have been satisfied (and without otherwise qualifying any representation or warranty made on the date hereof), no representation or warranty of TCFC on the one hand or SHBI on the other hand contained in Sections 5.03 or 5.04, respectively (other than (i) the representations of TCFC on the one hand or SHBI on the other hand contained in Section 5.03(b) or 5.04(b), respectively, which shall be true and correct in all respects, except to a de minimis extent (relative to Section 5.03(b) or 5.04(b), taken as a whole) and (ii) the representations of TCFC contained in Sections 5.03(a), 5.03(c), 5.03(d), 5.03(e), and 5.03(f)(ii)(B), on the one hand, and of SHBI contained in Sections 5.04(a), 5.04(c), 5.04(d), 5.04(e), and 5.04(f)(ii)(B), on the other hand, which shall be true and correct in all material respects), shall be deemed untrue or incorrect for purposes of Sections 7.02(a) or 7.03(a), and no party hereto shall be deemed to have breached a representation or warranty for purposes of such Sections 7.02(a) or 7.03(a), as a consequence of the existence of any fact, event or circumstance unless such fact, event, or circumstance individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Sections 5.03 or 5.04, has had or is reasonably likely to have a Material Adverse Effect on the party making such representation or warranty (provided that, for purposes of determining the accuracy of such representations and warranties pursuant to this Section 5.02, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).
5.03   Representations and Warranties of TCFC.   Subject to Sections 5.01 and 5.02, TCFC hereby represents and warrants to SHBI:
(a)   Organization, Standing and Authority.   TCFC is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. TCFC is duly licensed or qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have nor reasonably be expected to have a Material Adverse Effect on TCFC and its Subsidiaries, taken as a whole. TCFC has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. The copies of the TCFC Articles and TCFC Bylaws which have previously been made available to SHBI are true, complete and correct copies of such documents as in effect on the date of this Agreement. The minute books of TCFC and each of its Subsidiaries previously made available to SHBI contain true and correct records in all material respects of all meetings and other material corporate actions held or taken of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors) since January 1, 2019 through the date hereof.
(b)   TCFC Capital Stock.   As of the date hereof, the authorized capital stock of TCFC consists of 15,000,000 shares of TCFC capital stock, of which 5,646,350 shares of TCFC Common Stock are issued and outstanding and no shares of TCFC preferred stock are issued and outstanding. As of the date of this Agreement, there are (i) 4,550 shares of TCFC Common Stock granted in respect of outstanding TCFC Restricted Stock Awards, (ii) 26,758 shares of TCFC Common Stock reserved for issuance upon the settlement of outstanding TCFC RSU Awards, (iii) 16,544 shares of TCFC Common Stock reserved for issuance upon the settlement of outstanding TCFC PSU Awards (assuming performance goals are satisfied at the target level), (iv) zero shares of TCFC Common Stock held in treasury, and (v) no other shares of capital stock or other voting securities or equity interests of TCFC are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of TCFC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of TCFC may vote. Other than TCFC Restricted Stock Awards, TCFC RSU Awards and TCFC PSU Awards (collectively, “TCFC Equity Awards”) issued prior to the date of this Agreement as described in this Section 5.03(b), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in TCFC, or contracts, commitments, understandings or arrangements by which TCFC may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in TCFC, or that otherwise obligate TCFC to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. Other than TCFC Equity Awards, no equity or equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of TCFC or any of its Subsidiaries) are outstanding. No TCFC Subsidiary owns any capital stock of TCFC. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which TCFC or any of its Subsidiaries is a party with respect to the voting or transfer of TCFC Common Stock, capital stock or other voting or equity securities or ownership interests of TCFC or granting any shareholder or other person any registration rights.
(c)   Subsidiaries.
(i)   (A) Section 5.03(c)(i)(A) of TCFC’s Disclosure Schedule sets forth a list of all of TCFC’s Subsidiaries together with the employer identification number, corporate address, the number of shares and class of capital stock issued and outstanding and the jurisdiction of organization of each such Subsidiary, (B) TCFC owns, directly or indirectly, all the issued and outstanding Equity Securities of each of its Subsidiaries, (C) no Equity Securities of any of its Subsidiaries are or may become required to be issued (other than to TCFC) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of its Subsidiaries is or may be bound to sell or otherwise transfer any of its Equity Securities (other than to TCFC or any of its wholly owned Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to TCFC’s rights to vote or to dispose of such securities and (F) all the Equity Securities of TCFC’s Subsidiaries held by TCFC or its Subsidiaries are fully paid and nonassessable (except for assessments required under the MFIC with respect to CBC’s capital stock) and are owned by TCFC or its Subsidiaries free and clear of any Liens. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of any of the TCFC Subsidiaries may vote are outstanding.
(ii)   Except as set forth in Section 5.03(c)(ii) of TCFC’s Disclosure Schedule and except for securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted, ownership interests in TCFC’s Subsidiaries and stock in the FHLB, TCFC does not own beneficially, directly or indirectly, any Equity Securities of any Person or any interest in a partnership or joint venture of any kind.
(iii)   Each of TCFC’s Subsidiaries has been duly organized, is validly existing and is in good standing, in each case under the laws of the jurisdiction of its organization, and is duly licensed or qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified has not had nor would reasonably be expected to have a Material Adverse Effect on TCFC and its Subsidiaries, taken as a whole.
(iv)   The deposit accounts of CBC are insured by the FDIC in the manner and to the maximum extent provided by applicable law, and CBC has paid all deposit insurance premiums and assessments required by applicable law, regulation or policies imposed by any Governmental Authority.
(d)   Corporate Power.   Each of TCFC and its Subsidiaries has the corporate power and corporate authority to carry on its business as it is now being conducted and to own all its properties and assets; and TCFC has the corporate power and corporate authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transaction, and to cause CBC to consummate the Bank Merger Agreement, and CBC has the corporate power and corporate authority to execute, deliver and perform its obligations under the Bank Merger Agreement, in each case, subject to receipt of all necessary approvals of Governmental Authorities, the TCFC Shareholder Approval and the consent of CBC’s sole shareholder.
(e)   Corporate Authority.   Subject to receipt of the TCFC Shareholder Approval, the consent of CBC’s sole shareholder, and, if applicable, an advisory (non-binding) vote on the compensation that may be paid or become payable to TCFC’s named executive officers that is based on or otherwise related to the transactions contemplated by this Agreement, this Agreement, the Bank Merger Agreement and the Transaction have been authorized by all necessary corporate action of TCFC and CBC and the TCFC Board and CBC Board on or prior to the date hereof. TCFC has duly executed and delivered this Agreement and assuming due authorization, execution and delivery by SHBI, this Agreement is a valid and legally binding obligation of TCFC, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).
(f)   Regulatory Approvals; No Defaults.
(i)   Except as set forth in Section 5.03(f) of TCFC’s Disclosure Schedule, no consents or approvals of, or waivers by, or notices to, or filings or registrations with, any Governmental Authority are required to be made or obtained in connection with the execution, delivery or performance by TCFC of this Agreement and by CBC of the Bank Merger Agreement, or to consummate the Transaction, except for (A) filings of applications or notices with, and approvals or waivers by, the FRB, the MD OCFR and the OCC, as required, (B) filings by SHBI with the SEC and state securities authorities, as applicable, in connection with the issuance of SHBI Common Stock in the Merger, (C) approval of listing of such SHBI Common Stock on the Nasdaq, (D) the filing of (1) the Articles of Merger with the MD SDAT pursuant to the MDGCL and (2) the Bank Merger Agreement with the OCC and MD SDAT and the MD OCFR pursuant to the MDGCL and the MFIC, (E) the TCFC Shareholder Approval and the SHBI Shareholder Approval and (F) the consent of CBC’s and Shore United’s sole shareholder. To the Knowledge of TCFC, there is no reason why the approvals set forth above and referred to in Section 7.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).
(ii)   Subject to receipt, or the making, of the consents, approvals, waivers, notices and filings referred to in the preceding paragraph and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by TCFC and the Bank Merger Agreement by CBC and the consummation of the Transaction do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under (in each case with or without notice, lapse of time, or both), any law, code, ordinance, rule or regulation or any judgment, decree, injunction, order, governmental permit or license to which TCFC or any of its Subsidiaries or any of their respective assets or properties is subject or bound, or any TCFC Contract, (B) constitute a breach or violation of, or a default under, the articles of incorporation or bylaws (or similar governing documents) of TCFC or any of its Subsidiaries or (C) require any consent or approval under any law, code, ordinance, rule, regulation, judgment, decree, injunction, order, governmental permit or license, or TCFC Contract except in the case of clauses (A) and (C) above where such violations, conflicts, or defaults have not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCFC.
(g)   Financial Statements and Securities Documents.
(i)   An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement and exhibits thereto filed with or furnished by TCFC to the SEC since December 31, 2019 pursuant to the Securities Act or the Exchange Act (the “TCFC Reports”) is publicly available. No such TCFC Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all TCFC Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of TCFC has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the TCFC Reports.
(ii)   The financial statements of TCFC and its Subsidiaries included (or incorporated by reference) in the TCFC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of TCFC and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of TCFC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments in accordance with GAAP and immaterial in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of TCFC and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2019, no independent public accounting firm of TCFC has resigned (or informed TCFC that it intends to resign) or been dismissed as independent public accountants of TCFC as a result of, or in connection with, any disagreements with TCFC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(iii)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCFC, neither TCFC nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of TCFC included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2021, or in connection with this Agreement and the transactions contemplated hereby.
(iv)   The records, systems, controls, data and information of TCFC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of TCFC or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on TCFC. TCFC (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to TCFC, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of TCFC by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) the chief executive officer and the chief financial officer of TCFC have disclosed, based on TCFC’s most recent evaluation prior to the date hereof, to TCFC’s outside auditors and the audit committee of the TCFC Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect TCFC’s ability to record, process, summarize and report financial information, and (ii) to the Knowledge of TCFC, any fraud, whether or not material, that involves management or other employees who have a significant role in TCFC’s internal controls over financial reporting.

To the Knowledge of TCFC, there is no reason to believe that TCFC’s chief executive officer and chief financial officer will not be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(v)   Since January 1, 2020, (i) neither TCFC nor any of its Subsidiaries, nor, to the Knowledge of TCFC, any director, officer, auditor, accountant or representative of TCFC or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of TCFC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that TCFC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing TCFC or any of its Subsidiaries, whether or not employed by TCFC or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by TCFC or any of its officers, directors, employees or agents to the TCFC Board or any committee thereof or, to the Knowledge of TCFC, to any director or officer of TCFC.
(h)   Legal Proceedings.   Section 5.03(h) of TCFC’s Disclosure Schedule lists all litigation, arbitration, claims or other proceedings before any court or Governmental Authority that is pending against TCFC or any of its Subsidiaries as of the date hereof. Except as set forth in Section 5.03(h) of TCFC’s Disclosure Schedule, no litigation, arbitration, claim or other proceeding before any Governmental Authority is pending against TCFC or any of its Subsidiaries and, to TCFC’s Knowledge, no such litigation, arbitration, claim or other proceeding has been threatened. Neither TCFC nor any of its Subsidiaries nor any of their respective properties is a party to or subject to any order, judgment, decree or regulatory restriction that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to TCFC.
(i)   Regulatory Matters.
(i)   Since January 1, 2019, TCFC and its Subsidiaries have duly filed with the appropriate regulatory authorities in substantially correct form the monthly, quarterly and annual reports required to be filed under applicable laws and regulations, and such reports were in all material respects complete and accurate and in compliance in all material respects with the requirements of applicable laws and regulations, and TCFC has previously delivered or made available to SHBI accurate and complete copies of all such reports. In connection with the most recent examination of TCFC and its Subsidiaries by the appropriate regulatory authorities, neither TCFC nor any of its Subsidiaries was required to correct or change any action, procedure or proceeding which TCFC believes in good faith has not been now corrected or changed, other than corrections or changes which, if not made, either individually or in the aggregate, would not have a Material Adverse Effect on TCFC. The most recent regulatory rating given to CBC as to compliance with the Community Reinvestment Act is at least “satisfactory.” To the Knowledge of TCFC, since the last regulatory examination of CBC with respect to Community Reinvestment Act compliance, CBC has not received any material complaints as to Community Reinvestment Act compliance.
(ii)    Neither TCFC nor any of its Subsidiaries nor any of their respective properties is a party to or is subject to any order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, nor has TCFC or any of its Subsidiaries adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority. TCFC and its Subsidiaries have paid all assessments made or imposed by any Governmental Authority.
(iii)    Neither TCFC nor any of its Subsidiaries has been advised by, nor does it have any Knowledge of facts which would reasonably be expected to give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any order, decree, directive, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution.
(iv)   (A) No Governmental Authority has initiated since January 1, 2019 or has pending any proceeding, enforcement action or, to the Knowledge of TCFC, investigation or inquiry into the business, operations, policies, practices or disclosures of TCFC or any of its Subsidiaries (other than normal examinations conducted by a Governmental Authority in the ordinary course of the business of TCFC and its Subsidiaries), or, to the Knowledge of TCFC, threatened any of the foregoing, and (B) there is no unresolved violation, criticism, comment or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of TCFC or any of its Subsidiaries, except in each case in subparagraphs (A) and (B), that did not have a Material Adverse Effect on TCFC.
(j)   Compliance With Laws.   Each of TCFC and its Subsidiaries:
(i)   except as set forth in Section 5.03(j) of TCFC’s Disclosure Schedule, is, and at all times since January 1, 2020, has been, in material compliance with all applicable federal, state, local and foreign statutes, laws, codes, regulations, ordinances, rules, judgments, injunctions, orders, decrees or policies and/or guidelines of any Governmental Authority applicable thereto or to the employees conducting such business, including, without limitation, Sections 23A and 23B of the Federal Reserve Act and FRB regulations pursuant thereto, the Home Owners’ Loan Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA PATRIOT Act, the Electronic Fund Transfer Act and Regulation E of the FRB, all other applicable fair lending laws and other laws relating to discriminatory business practices and all posted and internal policies of TCFC and its Subsidiaries related to customer data, privacy and security;
(ii)   has, and at all times since January 1, 2019, has had, all permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities (and has paid all fees and assessments due and payable in connection therewith) that are required in order to permit them to own or lease their properties and to conduct their business as presently conducted in all material respects; all such permits, licenses, franchises, certificates of authority, orders and approvals are in full force and effect and, to TCFC’s Knowledge, no suspension or cancellation of any of them is threatened; and
(iii)   has received no notification or communication from any Governmental Authority (A) asserting that TCFC or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to TCFC’s Knowledge, do any grounds for any of the foregoing exist).
(k)   Certain Contracts.
(i)   Except as set forth in Section 5.03(k)(i) of TCFC’s Disclosure Schedule, neither TCFC nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any TCFC Benefit Plan): (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that materially restricts the conduct on any line of business by TCFC or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its Affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect); (iii) which is a collective bargaining agreement or similar agreement with any labor organization; (iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the TCFC Shareholder Approval or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, exceed $100,000; (v) (A) that relates to the incurrence of indebtedness by TCFC or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the FHLB and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) that provides for the guarantee, support, assumption or endorsement by TCFC or any of its Subsidiaries of, or any similar commitment by TCFC or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $200,000 or more, or (C) that provides for any material indemnification or similar obligations on the part of TCFC or any of its Subsidiaries; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of TCFC or its Subsidiaries, taken as a whole; (vii) which creates future payment obligations in excess of $100,000 per annum other than any such contracts which are terminable by TCFC or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by TCFC or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business; (viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of TCFC or any of its Subsidiaries; or (ix) that relates to the acquisition or disposition of any person, business or asset and under which TCFC or its Subsidiaries have or may have a material obligation or liability. Each contract, arrangement, commitment or understanding of the type described in this Section 5.03(k)(i) (excluding any TCFC Benefit Plan), whether or not set forth in the TCFC Disclosure Schedule, is referred to herein as a “TCFC Contract.” Except as set forth in Section 5.03(k)(i) of TCFC’s Disclosure Schedule, no consents, approvals, notices or waivers are required to be obtained or delivered pursuant to the terms and conditions of any TCFC Contract as a result of TCFC’s and CBC’s (as applicable) execution, delivery or performance of this Agreement and the Bank Merger Agreement and the consummation of the Transaction. TCFC has made available to SHBI true, correct and complete copies of each TCFC Contract in effect as of the date hereof.
(ii)   In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on TCFC, (i) each TCFC Contract is valid and binding on TCFC or one of its Subsidiaries, as applicable, and in full force and effect, (ii) TCFC and each of its Subsidiaries has in all material respects complied with and performed all obligations required to be performed by it to date under each TCFC Contract, (iii) to the Knowledge of TCFC, each third-party counterparty to each TCFC Contract has in all material respects complied with and performed all obligations required to be performed by it to date under such TCFC Contract, (iv) TCFC does not have knowledge of, and has not received notice of, any violation of any TCFC Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of TCFC or any of its Subsidiaries, or to the Knowledge of TCFC, any other party thereto, of or under any such TCFC Contract and (vi) no third-party counterparty to any TCFC Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any TCFC Contract as a result of the Pandemic or the Pandemic Measures.
(l)   No Brokers.   No action has been taken by TCFC or any of its Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the Transaction, other than fees to be paid to Piper Sandler & Co., which are set forth in Section 5.03(l) of TCFC’s Disclosure Schedule. Copies of all agreements with Piper Sandler & Co. have been previously provided or made available to SHBI.
(m)   Employee Benefit Plans.
(i)   Section 5.03(m)(i) of the TCFC Disclosure Schedule lists all TCFC Benefit Plans. For purposes of this Agreement, “TCFC Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, TCFC or any of its Subsidiaries for the benefit of any current or former employee, officer, consultant, individual independent contractor or director of TCFC or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan. Neither TCFC nor any of its Subsidiaries has any commitment to create any additional TCFC Benefit Plan or to materially modify, change or renew any existing TCFC Benefit Plan (any modification or change that materially increases the cost of such plans would be deemed material), except as required by applicable law or any Governmental Entity or to maintain the qualified status thereof.
(ii)   TCFC has heretofore made available to SHBI true and complete copies of (i) each TCFC Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, or in the case of any unwritten TCFC Benefit Plan, a summary of the material terms, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such TCFC Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the Internal Revenue Service (the “IRS”), (C) the most recently received IRS determination letter or opinion letter, if any, relating to such TCFC Benefit Plan, (D) the most recently prepared actuarial report for each TCFC Benefit Plan (if applicable), (E) all material non-routine correspondence to or from any Governmental Authority received in the last three (3) years with respect to such TCFC Benefit Plan, and (F) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).
(iii)   Each TCFC Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full, if due.
(iv)   Section 5.03(m)(iv) of the TCFC Disclosure Schedule identifies each TCFC Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “TCFC Qualified Plans”). The IRS has issued a favorable determination letter with respect to each TCFC Qualified Plan and the related trust or has issued a favorable opinion letter with respect to the prototype or volume submitter plan used by each TCFC Qualified Plan, and, to the Knowledge of TCFC, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any TCFC Qualified Plan or the related trust.
(v)   With respect to each TCFC Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such TCFC Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by TCFC or any of its Subsidiaries, and (v) the PBGC has not instituted proceedings to terminate any such TCFC Benefit Plan. No Controlled Group Liability has been incurred by TCFC or its ERISA Affiliates (as defined below) that has not been satisfied in full, and, to the Knowledge of TCFC, no condition exists that presents a material risk to TCFC or its ERISA Affiliates (as defined below) of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to TCFC and its Subsidiaries. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuing coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

(vi)   None of TCFC, any of its Subsidiaries or any of their respective ERISA Affiliates (as defined below) has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of TCFC, any of its Subsidiaries or any of their respective ERISA Affiliates (as defined below) has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full.
(vii)   Except as set forth on Section 5.03(m)(vii) of the TCFC Disclosure Schedule, neither TCFC nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code, and there has been no communication to employees by TCFC or any of its Subsidiaries that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, or disability insurance, or any retiree health benefits.
(viii)   All contributions required to be made to any TCFC Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any TCFC Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of TCFC, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to TCFC and its Subsidiaries.
(ix)   There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to TCFC’s Knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the TCFC Benefit Plans, any fiduciaries thereof with respect to their duties to the TCFC Benefit Plans or the assets of any of the trusts under any of the TCFC Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to TCFC and its Subsidiaries.
(x)   Except as set forth on Section 5.03(m)(x) of the TCFC Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or individual independent contractor of TCFC or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of TCFC or any of its Subsidiaries, (iii) accelerate the timing of or cause TCFC or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any TCFC Benefit Plan, or (iv) result in any limitation on the right of TCFC or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any TCFC Benefit Plan or related trust. Without limiting the generality of the foregoing, except as set forth on Section 5.03(m)(x) of the TCFC Disclosure Schedule, no amount paid or payable (whether in cash, in property, or in the form of benefits) by TCFC or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(xi)   Neither TCFC nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state or local law relating to Tax).
(xii)   There are no pending or, to the Knowledge of TCFC, threatened material labor grievances or material unfair labor practice claims or charges against TCFC or any of its

Subsidiaries, or any strikes or other material labor disputes against TCFC or any of its Subsidiaries. Neither TCFC nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of TCFC or any of its Subsidiaries and, to the Knowledge of TCFC, there are no organizing efforts by any union or other group seeking to represent any employees of TCFC and its Subsidiaries.
(xiii)   TCFC and its Subsidiaries are in compliance in all material respects with, and since December 31, 2019 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(xiv)   (i) To the Knowledge of TCFC, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2019 against any officer or director of TCFC subject to the reporting requirements of Section 16(a) of the Exchange Act (a “TCFC Insider”), (ii) since December 31, 2019, neither TCFC nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any TCFC Insider, and (iii) there are no proceedings currently pending or, to the Knowledge of TCFC, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any TCFC Insider.
(n)   Labor Matters.
(i)   Section 5.03(n)(i) of TCFC’s Disclosure Schedule sets forth (A) the name, title, base salary or base hourly wage rate, and target annual bonus of each officer of TCFC and each of its Subsidiaries and each other employee of TCFC and each of its Subsidiaries and (B) all bonuses and other incentive compensation paid to such officers and employees and independent contractors and consultants that are natural persons in 2020 and 2021.
(ii)   Neither TCFC nor any of its Subsidiaries has classified any individual as an “independent contractor” or similar status who, under applicable law, rule or regulation or the provisions of any Benefit Plan, should have been classified as an employee. Neither TCFC nor any of its Subsidiaries has incurred any liability for improperly excluding any Person from participating in any Benefit Plan who provides or provided services to TCFC or any of its Subsidiaries, in any capacity.
(iii)   Except as disclosed on Section 5.03(n)(iii) of TCFC’s Disclosure Schedules, none of the Senior Officers of TCFC or any of its Subsidiaries has informed TCFC or such Subsidiary of his or her intent, nor does TCFC have any Knowledge of any of the Senior Officers of TCFC or any of its Subsidiaries having an intention, to terminate employment with TCFC or any of its Subsidiaries during the next twelve (12) months.
(o)   Environmental Matters.   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on TCFC, TCFC and its Subsidiaries are in compliance, and have complied since January 1, 2020, with each federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the Knowledge of TCFC, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on TCFC or any of its Subsidiaries of any liability or obligation arising under any

Environmental Law, pending or threatened against TCFC, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCFC. To the Knowledge of TCFC, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCFC.
(p)   Tax Matters.   Each of TCFC and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither TCFC nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of TCFC and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of TCFC and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither TCFC nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of TCFC and its Subsidiaries for all years prior to and including 2019 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither TCFC nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of TCFC and its Subsidiaries or the assets of TCFC and its Subsidiaries. TCFC has made available to SHBI true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither TCFC nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among TCFC and its Subsidiaries). Neither TCFC nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was TCFC) or (b) has any liability for the Taxes of any person (other than TCFC or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither TCFC nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for Tax-free treatment under Section 355 of the Code. Neither TCFC nor any of its Subsidiaries has participated in a “reportable transaction” or “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). At no time during the past five (5) years has TCFC been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. TCFC has made available to SHBI (A) true and correct copies of the U.S. federal, state, local and foreign income Tax Returns filed by or on behalf of the TCFC Group for each of the three most recent fiscal years for which such returns have been filed and (B) any audit report issued by a Tax authority within the last three (3) years relating to Taxes due from or with respect to the TCFC Group or its income, assets or operations. Section 5.03(p) of TCFC’s Disclosure Schedule sets forth any income or franchise Tax Returns filed by or on behalf of the TCFC Group that have been examined by any Tax authority since January 1, 2018.
(q)   Risk Management Instruments.   Other than those for the purpose of hedging against interest rate risk from the origination of residential mortgage loans to be sold in the secondary market consistent with past practice, neither TCFC nor any of its Subsidiaries is a party to, or has agreed to enter into, a Derivatives Contract, whether for the account of TCFC or any of its Subsidiaries.
(r)   Loans; Nonperforming and Classified Assets.
(i)   Each Loan on the books and records of TCFC and its Subsidiaries was made and has been serviced in all material respects in accordance with CBC’s lending standards in the ordinary course of business, is evidenced in all material respects by appropriate and sufficient documentation and, to TCFC’s Knowledge, constitutes the legal, valid and binding obligation of the obligor named therein, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles. The Loan data tapes previously provided by TCFC to SHBI accurately reflect in all material respects the Loan portfolio of TCFC and its Subsidiaries as of the date of such loan tape.
(ii)   TCFC has set forth in Section 5.03(r)(ii) of TCFC’s Disclosure Schedule as of November 30, 2022: (A) any Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest, on non-accrual status, or to TCFC’s Knowledge, in default of any other material provision thereof; (B) each Loan which has been classified as “substandard,” “doubtful,” “loss” or “special mention” (or words of similar import) by TCFC, any of its Subsidiaries or an applicable regulatory authority (it being understood that no representation is being made that the OCC would agree with the loan classifications established by TCFC); (C) a listing of the OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof as of September 30, 2022; and (D) each Loan with any director, executive officer or five percent or greater shareholder of TCFC or any of its Subsidiaries, or to TCFC’s Knowledge, any Person controlling, controlled by or under common control with, any of the foregoing.
(s)   Properties.   To TCFC’s Knowledge, all real and personal property owned by TCFC or any of its Subsidiaries or presently used by any of them in their respective business is in good condition (ordinary wear and tear excepted) in all material respects and is sufficient to carry on their respective business in the ordinary course of business consistent with their past practice in all material respects. TCFC has good, marketable and indefeasible title, free and clear of all Liens, to all of the material properties and assets, real and personal, reflected on the consolidated balance sheet of TCFC as of September 30, 2022 included in the TCFC Reports, or acquired after such date, other than properties sold by TCFC or any of its Subsidiaries in the ordinary course of business, except for Permitted Liens or as shown on the title policies listed in Section 5.03(s) of TCFC’s Disclosure Schedule. All real and personal property which is material to TCFC’s business on a consolidated basis and leased or licensed by TCFC or any of its Subsidiaries is held pursuant to leases or licenses which are valid obligations of TCFC or any of its Subsidiaries and, to TCFC’s Knowledge, are valid and binding obligations of the other parties thereto, enforceable against TCFC or such Subsidiary of TCFC, and to TCFC’s Knowledge, the other parties thereto, in accordance with their terms (in each case, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles). Except as set forth in Section 5.03(s) of TCFC’s Disclosure Schedule, such leases will not terminate or lapse prior to the Effective Time. Neither TCFC nor any of its Subsidiaries has received any written notice of termination, cancellation, breach or default under any such real property lease and, to the Knowledge of TCFC as of the date hereof, no event has occurred, and no circumstances or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, (A) result in a violation or breach of any of the material provisions of any real property lease, (B) give any Person the right to declare a default with respect to, or exercise any remedy under any material provision of, any real property lease, (C) give any Person the right to accelerate the maturity or performance of any real property lease, or (D) give any Person the right to cancel, terminate or modify in any material respect any real property lease. To TCFC’s Knowledge, TCFC and its Subsidiaries are in compliance with all applicable health and safety related requirements for the real property owned by any of them, including those requirements under the Americans with Disabilities Act of 1990, as amended.
(t)   Intellectual Property.   TCFC and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on TCFC, (a) (i) to the Knowledge of TCFC, the use of any Intellectual Property by TCFC and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which TCFC or any TCFC Subsidiary acquired the right to use any Intellectual Property, and (ii) to the Knowledge of TCFC, no person has asserted in writing to TCFC that TCFC or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the Knowledge of TCFC, infringing on or otherwise violating, any right of TCFC or any of its Subsidiaries with respect to any Intellectual Property owned by TCFC or its Subsidiaries, and (c) neither TCFC nor any TCFC Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by TCFC or any TCFC Subsidiary, and TCFC and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by TCFC and its Subsidiaries.
(u)   Information Security.   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on TCFC, to the Knowledge of TCFC, since January 1, 2020, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of TCFC and its Subsidiaries.
(v)   Books and Records.   The books and records of TCFC and its Subsidiaries have been fully, properly and accurately maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of TCFC and its Subsidiaries.
(w)   Insurance.   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on TCFC, TCFC and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of TCFC reasonably has determined to be prudent and consistent with industry practice, and TCFC and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of TCFC and its Subsidiaries, TCFC or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.
(x)   Allowance For Loan Losses.   CBC’s allowance for loan losses is, and shall be as of the Effective Date, in compliance with CBC’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.
(y)   Related Party Transactions.   Except as set forth in Section 5.03(y) of the TCFC Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between TCFC or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of TCFC or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding TCFC Common Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of TCFC) on the other hand, of the type required to be reported in any TCFC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
(z)   Required Vote; Antitakeover Provisions.
(i)   The affirmative vote (or action by written consent) of the holders of at least two-thirds of the outstanding shares of TCFC Common Stock entitled to vote (or consent) is necessary to approve and adopt the Agreement on behalf of TCFC (the “TCFC Shareholder Approval”). No other vote (or consent) of the shareholders of TCFC is required by law, the TCFC Articles, the TCFC Bylaws or otherwise to approve this Agreement, the Bank Merger Agreement and the Transaction.
(ii)   No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation under the MDGCL or any applicable provisions of the TCFC Articles and TCFC Bylaws or the takeover laws of any other state (and any comparable provisions of the TCFC Articles and TCFC Bylaws), apply or will apply to this Agreement, the Bank Merger Agreement or the Transaction.
(aa)   Fairness Opinion.   The TCFC Board has received the opinion of Piper Sandler & Co. to the effect that, as of the date of such opinion, subject to the assumptions, qualifications, limitations and other matters stated therein, the Merger Consideration is fair to the holders of TCFC Common Stock from a financial point of view.
(bb)   Transactions in Securities.
(i)   Since January 1, 2020, all offers and sales of TCFC Common Stock by TCFC were at all relevant times exempt from, or complied with, the registration requirements of the Securities Act.
(ii)   Neither TCFC, none of its Subsidiaries, nor, to TCFC’s Knowledge, (A) any director or executive officer of TCFC or any of its Subsidiaries, (B) any Person related to any such director or officer by blood, marriage or adoption and residing in the same household and (C) any Person who has been knowingly provided material nonpublic information by any one or more of these Persons, has purchased or sold, or caused to be purchased or sold, any shares of TCFC Common Stock or other securities issued by TCFC (1) during any period when TCFC was in possession of material nonpublic information, or (2) in violation of any applicable provision of federal or state securities laws, rules or regulations.
(cc)   Registration Obligation.   Neither TCFC nor any of its Subsidiaries is under any obligation, contingent or otherwise, to register any of their respective securities under the Securities Act pursuant to a registration rights agreement or similar agreement.
(dd)   TCFC Information.   The information relating to TCFC and its Subsidiaries to be contained in the Proxy Statement and the Registration Statement, and the information relating to TCFC and its Subsidiaries that is provided by TCFC or its representatives for inclusion in any other document filed with any other Governmental Authority in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to SHBI or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement (except for such portions thereof that relate only to SHBI or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
(ee)   Subordinated Indebtedness.   TCFC has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 6.15 of the TCFC Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.
(ff)   No Additional Representations.   Except for the representations and warranties made by TCFC in this Section 5.03, as Previously Disclosed, or in any certificate delivered by TCFC to SHBI, neither TCFC nor any other Person makes or has made any express or implied representation or warranty, at law or in equity, with respect to TCFC, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and TCFC hereby expressly disclaims any such other representations and warranties.
5.04   Representations and Warranties of SHBI.   Subject to Sections 5.01 and 5.02, SHBI hereby represents and warrants to SHBI:
(a)   Organization, Standing and Authority.   SHBI is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. SHBI is duly licensed or qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have nor reasonably be expected to have a Material Adverse Effect on SHBI. SHBI has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted. The copies of the SHBI Articles and SHBI Bylaws which have previously been made available to TCFC are true, complete and correct copies of such documents as in effect on the date of this Agreement. The minute books of SHBI and each of its Subsidiaries previously made available to TCFC contain true and correct records in all material respects of all meetings and other material corporate actions held or taken of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors) since January 1, 2019 through the date hereof.
(b)   SHBI Capital Stock.   As of the date hereof, the authorized capital stock of SHBI consists solely of 35,000,000 shares of SHBI Common Stock, of which 19,864,956 shares were issued and outstanding, including 38,316 shares of SHBI Common Stock granted in respect of outstanding SHBI Restricted Stock Awards (the “SHBI Equity Awards”). As of the date hereof, 492,688 shares of SHBI Common Stock are reserved for issuance pursuant to future grants under the SHBI Equity Plan. The outstanding shares of SHBI Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and none of the outstanding shares of SHBI Common Stock have been issued in violation of the preemptive rights of any Person. Except as set forth in this Section 5.04(b), there are no shares of SHBI Common Stock or SHBI preferred stock reserved for issuance, SHBI does not have any Rights issued or outstanding with respect to SHBI Common Stock and SHBI does not have any commitment to authorize, issue or sell any SHBI Common Stock or Rights. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of SHBI may vote are outstanding. The shares of SHBI Common Stock to be issued in exchange for shares of SHBI Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right.
(c)   Subsidiaries.
(i)   (A) Section 5.04(c)(i)(A) of SHBI’s Disclosure Schedule sets forth a list of all of SHBI’s Subsidiaries together with the employer identification number, corporate address, the number of shares and class of capital stock issued and outstanding and the jurisdiction of organization of each such Subsidiary, (B) SHBI owns, directly or indirectly, all the issued and outstanding Equity Securities of each of its Subsidiaries, (C) no Equity Securities of any of its Subsidiaries are or may become required to be issued (other than to SHBI) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of its Subsidiaries is or may be bound to sell or otherwise transfer any of its Equity Securities (other than to SHBI or any of its wholly owned Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to SHBI’s rights to vote or to dispose of such securities and (F) all the Equity Securities of SHBI’s Subsidiaries held by SHBI or its Subsidiaries are fully paid and nonassessable (except for assessments required under the MFIC with respect to Shore United’s capital stock) and are owned by SHBI or its Subsidiaries free and clear of any Liens. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of any of the SHBI Subsidiaries may vote are outstanding.
(ii)   Except as set forth in Section 5.04(c)(ii) of SHBI’s Disclosure Schedule and except for securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted, ownership interests in SHBI’s Subsidiaries and stock in the FHLB, SHBI does not own beneficially, directly or indirectly, any Equity Securities of any Person or any interest in a partnership or joint venture of any kind.
(iii)   Each of SHBI’s Subsidiaries has been duly organized, is validly existing and is in good standing (except for Shore United which is only duly organized and validly existing), in each case under the laws of the jurisdiction of its organization, and is duly licensed or qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified has not had nor would reasonably be expected to have a Material Adverse Effect on SHBI and its Subsidiaries, taken as a whole.

(iv)   The deposit accounts of Shore United are insured by the FDIC in the manner and to the maximum extent provided by applicable law, and Shore United has paid all deposit insurance premiums and assessments required by applicable law, regulation or policies imposed by any Governmental Authority.
(d)   Corporate Power.   Each of SHBI and its Subsidiaries has the corporate power and corporate authority to carry on its business as it is now being conducted and to own all its properties and assets; and SHBI has the corporate power and corporate authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transaction, and to cause Shore United to consummate the Bank Merger Agreement, and Shore United has the corporate power and corporate authority to execute, deliver and perform its obligations under the Bank Merger Agreement, in each case, subject to receipt of all necessary approvals of Governmental Authorities, the SHBI Shareholder Approval and the consent of Shore United’s sole shareholder.
(e)   Corporate Authority.   Subject to receipt of the SHBI Shareholder Approval and the consent of Shore United’s sole shareholder, this Agreement, the Bank Merger Agreement and the Transaction have been authorized by all necessary corporate action of SHBI and Shore United and the SHBI Board and Shore United Board on or prior to the date hereof. SHBI has duly executed and delivered this Agreement and assuming due authorization, execution and delivery by TCFC, this Agreement is a valid and legally binding obligation of SHBI, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).
(f)   Regulatory Approvals; No Defaults.
(i)   Except as set forth in Section 5.04(f) of SHBI’s Disclosure Schedule, no consents or approvals of, or waivers by, or notices to, or filings or registrations with, any Governmental Authority are required to be made or obtained in connection with the execution, delivery or performance by SHBI of this Agreement and by Shore United of the Bank Merger Agreement, or to consummate the Transaction, except for (A) filings of applications or notices with, and approvals or waivers by, the FRB, the MD OCFR and the OCC, as required, (B) filings by SHBI with the SEC and state securities authorities, as applicable, in connection with the issuance of SHBI Common Stock in the Merger, (C) approval of listing of such SHBI Common Stock on the Nasdaq, (D) the filing of (1) the Articles of Merger with the MD SDAT pursuant to the MDGCL and (2) the Bank Merger Agreement with the OCC and MD SDAT and the MD OCFR pursuant to the MDGCL and the MFIC, (E) the SHBI Shareholder Approval and the TCFC Shareholder Approval and (F) the consent of CBC’s and Shore United’s sole shareholder. To the Knowledge of SHBI, there is no reason why the approvals set forth above and referred to in Section 7.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).
(ii)   Subject to receipt, or the making, of the consents, approvals, waivers, notices and filings referred to in the preceding paragraph and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by SHBI and the Bank Merger Agreement by Shore United and the consummation of the Transaction do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under (in each case with or without notice, lapse of time, or both), any law, code, ordinance, rule or regulation or any judgment, decree, injunction, order, governmental permit or license to which SHBI or any of its Subsidiaries or any of their respective assets or properties is subject or bound, or any SHBI Contract, (B) constitute a breach or violation of, or a default under, the articles of incorporation or bylaws (or similar governing documents) of SHBI or any of its Subsidiaries or (C) require any consent or approval under any law, code, ordinance, rule, regulation, judgment, decree, injunction, order, governmental permit or license, or SHBI Contract except in the case of clauses (A) and (C) above where such violations, conflicts, or defaults have not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SHBI.

(g)   Financial Statements and Securities Documents.
(i)   An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement and exhibits thereto filed with or furnished by SHBI to the SEC since December 31, 2019 pursuant to the Securities Act or the Exchange Act (the “SHBI Reports”) is publicly available. No such SHBI Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all SHBI Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of SHBI has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the SHBI Reports.
(ii)   The financial statements of SHBI and its Subsidiaries included (or incorporated by reference) in the SHBI Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of SHBI and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of SHBI and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments in accordance with GAAP and immaterial in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of SHBI and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2019, no independent public accounting firm of SHBI has resigned (or informed SHBI that it intends to resign) or been dismissed as independent public accountants of SHBI as a result of, or in connection with, any disagreements with SHBI on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(iii)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SHBI, neither SHBI nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of SHBI included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2021, or in connection with this Agreement and the transactions contemplated hereby.
(iv)   The records, systems, controls, data and information of SHBI and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of SHBI or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SHBI. SHBI (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to SHBI, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of SHBI by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) the chief executive officer and the chief financial officer of SHBI have disclosed, based on SHBI’s most recent evaluation prior to the date hereof, to SHBI’s outside auditors and the audit committee of the SHBI Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect SHBI’s ability to record, process, summarize and report financial information, and (ii) to the Knowledge of SHBI, any fraud, whether or not material, that involves management or other employees who have a significant role in SHBI’s internal controls over financial reporting. To the Knowledge of SHBI, there is no reason to believe that SHBI’s chief executive officer and chief financial officer will not be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(v)   Since January 1, 2020, (i) neither SHBI nor any of its Subsidiaries, nor, to the Knowledge of SHBI, any director, officer, auditor, accountant or representative of SHBI or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of SHBI or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that SHBI or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing SHBI or any of its Subsidiaries, whether or not employed by SHBI or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by SHBI or any of its officers, directors, employees or agents to the SHBI Board or any committee thereof or, to the Knowledge of SHBI, to any director or officer of SHBI.
(h)   Legal Proceedings.   Section 5.04(h) of SHBI’s Disclosure Schedule lists all litigation, arbitration, claims or other proceedings before any court or Governmental Authority that is pending against SHBI or any of its Subsidiaries as of the date hereof. Except as set forth in Section 5.04(h) of SHBI’s Disclosure Schedule, no litigation, arbitration, claim or other proceeding before any Governmental Authority is pending against SHBI or any of its Subsidiaries and, to SHBI’s Knowledge, no such litigation, arbitration, claim or other proceeding has been threatened. Neither SHBI nor any of its Subsidiaries nor any of their respective properties is a party to or subject to any order, judgment, decree or regulatory restriction that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to SHBI.
(i)   Regulatory Matters.
(i)   Since January 1, 2019, SHBI and its Subsidiaries have duly filed with the appropriate regulatory authorities in substantially correct form the monthly, quarterly and annual reports required to be filed under applicable laws and regulations, and such reports were in all material respects complete and accurate and in compliance in all material respects with the requirements of applicable laws and regulations, and SHBI has previously delivered or made available to TCFC accurate and complete copies of all such reports. In connection with the most recent examination of SHBI and its Subsidiaries by the appropriate regulatory authorities, neither SHBI nor any of its Subsidiaries was required to correct or change any action, procedure or proceeding which SHBI believes in good faith has not been now corrected or changed, other than corrections or changes which, if not made, either individually or in the aggregate, would not have a Material Adverse Effect on SHBI. The most recent regulatory rating given to Shore United as to compliance with the Community Reinvestment Act is at least “satisfactory.” To the Knowledge of SHBI, since the last regulatory examination of Shore United with respect to Community Reinvestment Act compliance, Shore United has not received any material complaints as to Community Reinvestment Act compliance.
(ii)   Neither SHBI nor any of its Subsidiaries nor any of their respective properties is a party to or is subject to any order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, nor has SHBI or any of its Subsidiaries adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority. SHBI and its Subsidiaries have paid all assessments made or imposed by any Governmental Authority.
(iii)   Neither SHBI nor any of its Subsidiaries has been advised by, nor does it have any Knowledge of facts which would reasonably be expected to give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any order, decree, directive, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution.
(iv)   (A) No Governmental Authority has initiated since January 1, 2019 or has pending any proceeding, enforcement action or, to the Knowledge of SHBI, investigation or inquiry into the business, operations, policies, practices or disclosures of SHBI or any of its Subsidiaries (other than normal examinations conducted by a Governmental Authority in the ordinary course of the business of SHBI and its Subsidiaries), or, to the Knowledge of SHBI, threatened any of the foregoing, and (B) there is no unresolved violation, criticism, comment or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of SHBI or any of its Subsidiaries, except in each case in subparagraphs (A) and (B), that did not have a Material Adverse Effect on SHBI.
(j)   Compliance With Laws.   Each of SHBI and its Subsidiaries:
(i)   except as set forth in Section 5.04(j) of SHBI’s Disclosure Schedule, is, and at all times since January 1, 2020, has been, in material compliance with all applicable federal, state, local and foreign statutes, laws, codes, regulations, ordinances, rules, judgments, injunctions, orders, decrees or policies and/or guidelines of any Governmental Authority applicable thereto or to the employees conducting such business, including, without limitation, Sections 23A and 23B of the Federal Reserve Act and OCC regulations pursuant thereto, the Home Owners’ Loan Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA PATRIOT Act, the Electronic Fund Transfer Act and Regulation E of the FRB, all other applicable fair lending laws and other laws relating to discriminatory business practices and all posted and internal policies of SHBI and its Subsidiaries related to customer data, privacy and security;
(ii)   has, and at all times since January 1, 2019, has had, all permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities (and has paid all fees and assessments due and payable in connection therewith) that are required in order to permit them to own or lease their properties and to conduct their business as presently conducted in all material respects; all such permits, licenses, franchises, certificates of authority, orders and approvals are in full force and effect and, to SHBI’s Knowledge, no suspension or cancellation of any of them is threatened; and
(iii)   has received no notification or communication from any Governmental Authority (A) asserting that SHBI or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to SHBI’s Knowledge, do any grounds for any of the foregoing exist).
(k)   Certain Contracts.
(i)   Except as set forth in Section 5.04(k)(i) of SHBI’s Disclosure Schedule or as filed with or incorporated into any SHBI Report filed prior to the date hereof, neither SHBI nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any SHBI Benefit Plan): (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that materially restricts the conduct on any line of business by SHBI or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its Affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect); (iii) which is a collective bargaining agreement or similar agreement with any labor organization; (iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the SHBI Shareholder Approval or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits exceed $100,000; (v) (A) that relates to the incurrence of indebtedness by SHBI or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the FHLB and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) that provides for the guarantee, support, assumption or endorsement by SHBI or any of its Subsidiaries of, or any similar commitment by SHBI or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $200,000 or more, or (C) that provides for any material indemnification or similar obligations on the part of SHBI or any of its Subsidiaries; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of SHBI or its Subsidiaries, taken as a whole; (vii) which creates future payment obligations in excess of $100,000 per annum other than any such contracts which are terminable by SHBI or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by SHBI or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business; (viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of SHBI or any of its Subsidiaries; or (ix) that relates to the acquisition or disposition of any person, business or asset and under which SHBI or its Subsidiaries have or may have a material obligation or liability. Each contract, arrangement, commitment or understanding of the type described in this Section 5.03(k)(i) (excluding any SHBI Benefit Plan), whether or not set forth in the SHBI Disclosure Schedule, is referred to herein as a “SHBI Contract.” Except as set forth in Section 5.04(k)(i) of SHBI’s Disclosure Schedule, no consents, approvals, notices or waivers are required to be obtained or delivered pursuant to the terms and conditions of any SHBI Contract as a result of SHBI’s and Shore United’s (as applicable) execution, delivery or performance of this Agreement and the Bank Merger Agreement and the consummation of the Transaction. SHBI has made available to TCFC true, correct and complete copies of each SHBI Contract in effect as of the date hereof.
(ii)   In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SHBI, (i) each SHBI Contract is valid and binding on SHBI or one of its Subsidiaries, as applicable, and in full force and effect, (ii) SHBI and each of its Subsidiaries has in all material respects complied with and performed all obligations required to be performed by it to date under each SHBI Contract, (iii) to the Knowledge of SHBI, each third-party counterparty to each SHBI Contract has in all material respects complied with and performed all obligations required to be performed by it to date under such SHBI Contract, (iv) SHBI does not have knowledge of, and has not received notice of, any violation of any SHBI Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of SHBI or any of its Subsidiaries, or to the Knowledge of SHBI, any other party thereto, of or under any such SHBI Contract and (vi) no third-party counterparty to any SHBI Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any SHBI Contract as a result of the Pandemic or the Pandemic Measures.
(l)   No Brokers.   No action has been taken by SHBI or any of its Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the Transaction, other than fees to be paid to Keefe, Bruyette & Woods, Inc. (“KBW”) which are set forth in Section 5.04(l) of SHBI’s Disclosure Schedule.

(m)   Employee Benefit Plans.
(i)   Section 5.04(m)(i) of the SHBI Disclosure Schedule lists all SHBI Benefit Plans. For purposes of this Agreement, “SHBI Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, SHBI or any of its Subsidiaries for the benefit of any current or former employee, officer, consultant, individual independent contractor or director of SHBI or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan. Neither SHBI nor any of its Subsidiaries has any commitment to create any additional SHBI Benefit Plan or to materially modify, change or renew any existing SHBI Benefit Plan (any modification or change that materially increases the cost of such plans would be deemed material), except as required by applicable law or any Governmental Entity or to maintain the qualified status thereof.
(ii)   SHBI has heretofore made available to TCFC true and complete copies of (i) each SHBI Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, or in the case of any unwritten SHBI Benefit Plan, a summary of the material terms, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such SHBI Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter or opinion letter, if any, relating to such SHBI Benefit Plan, (D) the most recently prepared actuarial report for each SHBI Benefit Plan (if applicable), (E) all material non-routine correspondence to or from any Governmental Authority received in the last three (3) years with respect to such SHBI Benefit Plan, and (F) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).
(iii)   Each SHBI Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full, if due.
(iv)   Section 5.04(m)(iv) of the SHBI Disclosure Schedule identifies each SHBI Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “SHBI Qualified Plans”). The IRS has issued a favorable determination letter or opinion letter with respect to each SHBI Qualified Plan and the related trust or has issued a favorable opinion letter with respect to the prototype or volume submitter plan used by each SHBI Qualified Plan, and, to the Knowledge of SHBI, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any SHBI Qualified Plan or the related trust.
(v)   With respect to each SHBI Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such SHBI Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the PBGC have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by SHBI or any of its Subsidiaries, and (v) the PBGC has not instituted proceedings to terminate any such SHBI Benefit Plan. No Controlled Group Liability has been incurred by SHBI or its ERISA Affiliates that has not been satisfied in full, and, to the Knowledge of SHBI, no condition exists that presents a material risk to SHBI or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to SHBI and its Subsidiaries.

(vi)   None of SHBI, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, and none of Webster, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full.
(vii)   Neither SHBI nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code, and there has been no communication to employees by SHBI or any of its Subsidiaries that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, or disability insurance, or any retiree health benefits.
(viii)   All contributions required to be made to any SHBI Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any SHBI Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of SHBI, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to SHBI and its Subsidiaries.
(ix)   There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to SHBI’s Knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the SHBI Benefit Plans, any fiduciaries thereof with respect to their duties to the SHBI Benefit Plans or the assets of any of the trusts under any of the SHBI Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to SHBI and its Subsidiaries.
(x)   Except as set forth on Section 5.04(m)(x) of the SHBI Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or individual independent contractor of SHBI or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of SHBI or any of its Subsidiaries, (iii) accelerate the timing of or cause SHBI or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any SHBI Benefit Plan, or (iv) result in any limitation on the right of SHBI or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any SHBI Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by SHBI or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(xi)   Neither SHBI nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state or local law relating to Tax).
(xii)   There are no pending or, to the Knowledge of SHBI, threatened material labor grievances or material unfair labor practice claims or charges against SHBI or any of its Subsidiaries, or any strikes or other material labor disputes against SHBI or any of its Subsidiaries. Neither SHBI nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of SHBI or any of its Subsidiaries and, to the

Knowledge of SHBI, there are no organizing efforts by any union or other group seeking to represent any employees of SHBI and its Subsidiaries.
(xiii)   SHBI and its Subsidiaries are in compliance in all material respects with, and since December 31, 2019 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(xiv)   (i) To the Knowledge of SHBI, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2019 against any officer or director of SHBI subject to the reporting requirements of Section 16(a) of the Exchange Act (a “SHBI Insider”), (ii) since December 31, 2019, neither SHBI nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any SHBI Insider, and (iii) there are no proceedings currently pending or, to the Knowledge of SHBI, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any SHBI Insider.
(n)   Labor Matters.
(i)   Section 5.04(n)(i) of SHBI’s Disclosure Schedule sets forth (A) the name, title, base salary or base hourly wage rate, and target annual bonus of each officer of SHBI and each of its Subsidiaries and each other employee of SHBI and each of its Subsidiaries and (B) all bonuses and other incentive compensation paid to such officers and employees and independent contractors and consultants that are natural persons in 2020 and 2021.
(ii)   Neither SHBI nor any of its Subsidiaries has classified any individual as an “independent contractor” or similar status who, under applicable law, rule or regulation or the provisions of any Benefit Plan, should have been classified as an employee. Neither SHBI nor any of its Subsidiaries has incurred any liability for improperly excluding any Person from participating in any Benefit Plan who provides or provided services to SHBI or any of its Subsidiaries, in any capacity.
(iii)   None of the Senior Officers of SHBI or any of its Subsidiaries has informed SHBI or such Subsidiary of his or her intent, nor does SHBI have any Knowledge of any of the Senior Officers of SHBI or any of its Subsidiaries having an intention, to terminate employment with SHBI or any of its Subsidiaries during the next twelve (12) months.
(o)   Environmental Matters.   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SHBI, SHBI and its Subsidiaries are in compliance, and have complied since January 1, 2019, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the Knowledge of SHBI, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on SHBI or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against SHBI, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SHBI. To the Knowledge of SHBI, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SHBI.
(p)   Tax Matters.   Each of SHBI and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither SHBI nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of SHBI and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of SHBI and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither SHBI nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of SHBI and its Subsidiaries for all years prior to and including 2019 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither SHBI nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of SHBI and its Subsidiaries or the assets of SHBI and its Subsidiaries. SHBI has made available to TCFC true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither SHBI nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among SHBI and its Subsidiaries). Neither SHBI nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was SHBI) or (b) has any liability for the Taxes of any person (other than SHBI or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither SHBI nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for Tax-free treatment under Section 355 of the Code. Neither SHBI nor any of its Subsidiaries has participated in a “reportable transaction” or “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). At no time during the past five (5) years has SHBI been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(q)   Risk Management Instruments.   Other than those for the purpose of hedging against interest rate risk from the origination of residential mortgage loans to be sold in the secondary market consistent with past practice, neither SHBI nor any of its Subsidiaries is a party to, or has agreed to enter into, a Derivatives Contract, whether for the account of SHBI or any of its Subsidiaries.
(r)   Loans; Nonperforming and Classified Assets.
(i)   Each Loan on the books and records of SHBI and its Subsidiaries was made and has been serviced in all material respects in accordance with Shore United’s lending standards in the ordinary course of business, is evidenced in all material respects by appropriate and sufficient documentation and, to SHBI’s Knowledge, constitutes the legal, valid and binding obligation of the obligor named therein, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles. The Loan data tapes previously provided by SHBI to TCFC accurately reflect in all material respects the Loan portfolio of SHBI and its Subsidiaries as of the date of such loan tape.
(ii)   SHBI has set forth in Section 5.04(r)(ii) of SHBI’s Disclosure Schedule as of November 30, 2022: (A) any Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest, on non-accrual status, or to SHBI’s Knowledge, in default of any other material provision thereof; (B) each Loan which has been classified as “substandard,” “doubtful,” “loss” or “special mention” (or words of similar import) by SHBI, any of its Subsidiaries or an applicable regulatory authority (it being understood that no representation is being made that the OCC would agree with the loan classifications established by SHBI); (C) a listing of the OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof as of September 30, 2022; and (D) each Loan with any director, executive officer or five percent or greater shareholder of SHBI or any of its Subsidiaries, or to SHBI’s Knowledge, any Person controlling, controlled by or under common control with, any of the foregoing.

(s)   Properties.   To SHBI’s Knowledge, all real and personal property owned by SHBI or any of its Subsidiaries or presently used by any of them in their respective business is in good condition (ordinary wear and tear excepted) in all material respects and is sufficient to carry on their respective business in the ordinary course of business consistent with their past practice in all material respects. SHBI has good, marketable and indefeasible title, free and clear of all Liens, to all of the material properties and assets, real and personal, reflected on the consolidated balance sheet of SHBI as of September 30, 2022 included in the SHBI Reports, or acquired after such date, other than properties sold by SHBI or any of its Subsidiaries in the ordinary course of business, except for Permitted Liens or as shown on the title policies listed in Section 5.04(s) of SHBI’s Disclosure Schedule. All real and personal property which is material to SHBI’s business on a consolidated basis and leased or licensed by SHBI or any of its Subsidiaries is held pursuant to leases or licenses which are valid obligations of SHBI or any of its Subsidiaries and, to SHBI’s Knowledge, are valid and binding obligations of the other parties thereto, enforceable against SHBI or such Subsidiary of SHBI, and to SHBI’s Knowledge, the other parties thereto, in accordance with their terms (in each case, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles). Except as set forth in Section 5.04(s) of SHBI’s Disclosure Schedule, such leases will not terminate or lapse prior to the Effective Time. Neither SHBI nor any of its Subsidiaries has received any written notice of termination, cancellation, breach or default under any such real property lease and, to the Knowledge of SHBI as of the date hereof, no event has occurred, and no circumstances or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, (A) result in a violation or breach of any of the material provisions of any real property lease, (B) give any Person the right to declare a default with respect to, or exercise any remedy under any material provision of, any real property lease, (C) give any Person the right to accelerate the maturity or performance of any real property lease, or (D) give any Person the right to cancel, terminate or modify in any material respect any real property lease. To SHBI’s Knowledge, SHBI and its Subsidiaries are in compliance with all applicable health and safety related requirements for the real property owned by any of them, including those requirements under the Americans with Disabilities Act of 1990, as amended.
(t)   Intellectual Property.   SHBI and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SHBI, (a) (i) to the Knowledge of SHBI, the use of any Intellectual Property by SHBI and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which SHBI or any SHBI Subsidiary acquired the right to use any Intellectual Property, and (ii) to the Knowledge of SHBI, no person has asserted in writing to SHBI that SHBI or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the Knowledge of SHBI, infringing on or otherwise violating, any right of SHBI or any of its Subsidiaries with respect to any Intellectual Property owned by SHBI or its Subsidiaries, and (c) neither SHBI nor any SHBI Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by SHBI or any SHBI Subsidiary, and SHBI and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by SHBI and its Subsidiaries.
(u)   Information Security.   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SHBI, to the Knowledge of SHBI, since January 1, 2020, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of SHBI and its Subsidiaries.
(v)   Books and Records.   The books and records of SHBI and its Subsidiaries have been fully, properly and accurately maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of SHBI and its Subsidiaries.

(w)   Insurance.   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SHBI, SHBI and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of SHBI reasonably has determined to be prudent and consistent with industry practice, and SHBI and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of SHBI and its Subsidiaries, SHBI or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.
(x)   Allowance For Loan Losses.   Shore United’s allowance for loan losses is, and shall be as of the Effective Date, in compliance with Shore United’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.
(y)   Related Party Transactions.   Except as set forth in Section 5.04(y) of the SHBI Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between SHBI or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of SHBI or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding SHBI Common Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of SHBI) on the other hand, of the type required to be reported in any SHBI Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
(z)   Required Vote.   The affirmative vote (or action by written consent) of the holders of at least a majority of the outstanding shares of SHBI Common Stock entitled to vote (or consent) is necessary to approve the Transaction (the “SHBI Shareholder Approval”). No other vote (or consent) of the shareholders of SHBI is required by law, the SHBI Articles, the SHBI Bylaws or otherwise to approve this Agreement, the Bank Merger Agreement and the Transaction.
(aa)   Fairness Opinion.   Prior to execution of this Agreement, the SHBI Board has received the opinion of KBW to the effect that, as of the date of such opinion, subject to the assumptions, qualifications, limitations and other matters stated therein, the Exchange Ratio in the Merger is fair to SHBI from a financial point of view.
(bb)   Transactions in Securities.
(i)   Since January 1, 2020, all offers and sales of SHBI Common Stock by SHBI were at all relevant times exempt from, or complied with, the registration requirements of the Securities Act.
(ii)   Neither SHBI, none of its Subsidiaries, nor, to SHBI’s Knowledge, (A) any director or executive officer of SHBI or any of its Subsidiaries, (B) any Person related to any such director or officer by blood, marriage or adoption and residing in the same household and (C) any Person who has been knowingly provided material nonpublic information by any one or more of these Persons, has purchased or sold, or caused to be purchased or sold, any shares of SHBI Common Stock or other securities issued by SHBI (1) during any period when SHBI was in possession of material nonpublic information, or (2) in violation of any applicable provision of federal or state securities laws, rules or regulations.
(cc)   Registration Obligation.   Neither SHBI nor any of its Subsidiaries is under any obligation, contingent or otherwise, to register any of their respective securities under the Securities Act pursuant to a registration rights agreement or similar agreement.
(dd)   SHBI Information.   The information relating to SHBI and its Subsidiaries to be contained in the Proxy Statement and the Registration Statement, and the information relating to SHBI and its

Subsidiaries that is provided by SHBI or its representatives for inclusion in any other document filed with any other Governmental Authority in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to TCFC or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement (except for such portions thereof that relate only to TCFC or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
(ee)   No Additional Representations.   Except for the representations and warranties made by SHBI in this Section 5.04, as Previously Disclosed, or in any certificate delivered by SHBI to TCFC, neither SHBI nor any other Person makes or has made any express or implied representation or warranty, at law or in equity, with respect to SHBI, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and SHBI hereby expressly disclaims any such other representations and warranties.
ARTICLE VI
COVENANTS
6.01   Commercially Reasonable Best Efforts.   Subject to the terms and conditions of this Agreement, each of TCFC and SHBI agrees to use its commercially reasonable best efforts in good faith, and to cause their respective Subsidiaries to use their commercially reasonable best efforts in good faith, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Transaction as promptly as practicable and otherwise to enable consummation of the Transaction, including the satisfaction of the conditions set forth in Article VII hereof, and shall reasonably cooperate with the other party hereto to that end.
6.02   Shareholder Approval.
(a)   Each of TCFC and SHBI agrees to take, in accordance with applicable law and the TCFC Articles and the TCFC Bylaws, in the case of TCFC, and the SHBI Articles and the SHBI Bylaws in the case of SHBI, all action necessary to convene as soon as reasonably practicable a meeting of its respective shareholders after the Registration Statement (as defined below) is declared effective to consider and vote upon the approval of this Agreement, the issuance of the shares of SHBI Common Stock to the TCFC shareholders as the Merger Consideration in the Merger, and any other matters required to be approved by their respective shareholders for consummation of the Transaction (including any adjournment or postponement, the “TCFC Meeting” and the “SHBI Meeting”, respectively), and each of TCFC and SHBI shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date and to set the same record date for such meetings. Except with the prior approval of the other party, no other matters shall be submitted for the approval of the TCFC shareholders at the TCFC Meeting or the SHBI shareholders to the SHBI Meeting. Subject to Section 6.02(b), each of the TCFC Board and the SHBI Board shall at all times prior to and during such TCFC Meeting and SHBI Meeting, respectively, recommend such approval and shall take all reasonable lawful action to solicit such approval by its respective shareholders and shall not (x) withdraw, modify or qualify in any manner adverse to the other party such recommendation or (y) take any other action or make any other public statement in connection with the TCFC Meeting and the SHBI Meeting inconsistent with such recommendation (collectively, a “Change in Recommendation”), except as and to the extent permitted by Section 6.02(b). Subject to Section 8.01 and Section 8.02, notwithstanding any Change in Recommendation, this Agreement shall be submitted to the TCFC shareholders at the TCFC Meeting and by SHBI to the SHBI shareholders at the SHBI Meeting for the purpose of approving this Agreement and any other matters required to be approved by their respective shareholders in order to consummate the Transaction. In addition to the foregoing, neither TCFC nor SHBI shall submit to the vote of its shareholders any Acquisition Proposal other than the Merger.
(b)   Notwithstanding the foregoing, TCFC and the TCFC Board on the one hand or SHBI and the SHBI Board on the other hand shall be permitted to effect a Change in Recommendation and submit any approvals required by Section 6.02 without recommendation (which, for the avoidance of doubt, shall constitute a Change in Recommendation) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law, if and only if, following the receipt of an Acquisition Proposal:
(i)   it shall have complied in all material respects with Section 6.07;
(ii)   the TCFC Board in the case of TCFC or the SHBI Board in the case of SHBI, after consulting with its outside counsel, shall have determined in good faith that failure to do so would be more likely than not to be inconsistent with the directors’ fiduciary duties under applicable law;
(iii)   the TCFC Board in the case of TCFC or the SHBI Board in the case of SHBI shall have concluded in good faith, after giving effect to any modification of this Agreement which may be offered by the other party pursuant to clause (v) below, that such Acquisition Proposal constitutes a Superior Proposal;
(iv)   the recipient of the Acquisition Proposal shall have notified the other party, at least three (3) Business Days in advance, of its intention to effect a Change in Recommendation in response to such Superior Proposal (including the identity of the party making such Acquisition Proposal) and have furnished to the other party all the material terms and conditions of such proposal; and
(v)   prior to effecting such a Change in Recommendation, the recipient of the Acquisition Proposal shall have negotiated, and shall have caused its financial and legal advisors to negotiate, during the period following its delivery of the notice referred to in clause (iv) above, with the other party in good faith for a period of up to five (5) Business Days (to the extent the other party had a desire to negotiate) to make such modifications to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.
6.03   Registration Statement; Solicitation of Shareholder Approval.
(a)   SHBI agrees to prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by SHBI with the SEC in connection with the issuance of the shares of SHBI Common Stock to the TCFC shareholders as the Merger Consideration in the Merger (including the joint proxy statement for the SHBI Meeting and the TCFC Meeting and prospectus and other proxy solicitation materials of SHBI and TCFC constituting a part thereof (the “Proxy Statement”) and all related documents). TCFC shall prepare and furnish such information relating to it, its Subsidiaries and their respective directors, officers and shareholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and TCFC, and its legal, financial and accounting advisors, shall have the right to review in advance and comment on such Registration Statement prior to its filing. TCFC agrees to cooperate with SHBI and SHBI’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Registration Statement and the Proxy Statement. SHBI shall use its best efforts to file, or cause to be filed, the Registration Statement with the SEC within sixty (60) days of the date of this Agreement or as promptly as reasonably practicable thereafter. Each of TCFC and SHBI agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. SHBI also agrees to use its reasonable best efforts to obtain all necessary state securities law, or Blue Sky, permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, TCFC and SHBI shall promptly mail at each party’s own expense the Proxy Statement to all of their respective shareholders.
(b)   Each of TCFC and SHBI agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto shall, at the date(s) of mailing to TCFC’s and SHBI’s respective shareholders and at the time(s) of the TCFC Meeting and the SHBI Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of TCFC and SHBI further agrees that if such party shall become aware prior to the date of effectiveness of the Registration Statement of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement.
(c)   SHBI agrees to advise TCFC promptly in writing after SHBI receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of SHBI Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent SHBI is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.
6.04   Regulatory Filings.
(a)   Each of SHBI and TCFC and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all Governmental Authorities necessary to consummate the Transaction; and SHBI shall use its best efforts to make any initial application filings with Governmental Authorities within forty-five (45) days of the date of this Agreement or as promptly as reasonably practicable thereafter. Each of SHBI and TCFC shall have the right to review in advance, and to the extent practicable, each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all written information submitted to any Governmental Authority in connection with the Transaction, provided that SHBI shall not be required to provide TCFC with confidential portions of any filing with a Governmental Authority. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it shall consult with the other party hereto with respect to the obtaining of all permits, consents, approvals, waivers and authorizations of all Governmental Authorities necessary or advisable to consummate the Transaction, and each party shall keep the other party apprised of the status of material matters relating to completion of the Transaction. Each party hereto further agrees to the extent permitted by applicable law, regulation or policies imposed by any Governmental Authority, to provide the other party with a copy of all correspondence to or from any Governmental Authority in connection with the Transaction and descriptions of any material or significant oral communications with any Governmental Authority in connection with the Transaction, provided that SHBI shall not be required to provide TCFC with confidential portions of any filing or other communication with a Governmental Authority.
(b)   Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of their Subsidiaries to any Governmental Authority.
6.05   Press Releases.   TCFC and SHBI shall consult with each other before issuing any press release with respect to the Transaction or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that SHBI or TCFC may, without the prior consent of the other party (but after such consultation, to the extent practicable under the circumstances), issue such press release or make such public statements as may, upon the advice of outside counsel, be required by law or the rules or regulations of the SEC or Nasdaq. TCFC and SHBI shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Transaction as reasonably requested by the other party.

6.06   Access; Information.
(a)   TCFC agrees that upon reasonable notice and subject to applicable law, regulation or policies imposed by any Governmental Authority relating to the exchange of information, it shall afford SHBI and SHBI’s officers, employees, counsel, accountants and other authorized representatives such access during normal business hours, provided that such access shall not interfere unnecessarily with the normal business operations of TCFC or its Subsidiaries, throughout the period prior to the Effective Time, to the books (other than minutes or other records that discuss the Transaction), records (including, without limitation, Tax Returns and work papers of independent auditors), systems, properties, personnel and advisors of TCFC and its Subsidiaries and to such other information relating to TCFC and its Subsidiaries as SHBI may reasonably request, provided that SHBI shall coordinate any and all meetings with TCFC personnel with one or more designated representatives of TCFC, and, during such period, TCFC shall furnish promptly to SHBI (i) a copy of each report, schedule, registration statement and other document filed or received during such period pursuant to the requirements of federal or state banking, lending, securities, consumer finance or privacy laws and (ii) all other information concerning the business, properties and personnel of TCFC and its Subsidiaries as SHBI may reasonably request. Notwithstanding the foregoing, TCFC shall not be required to provide access to or disclose information where such access or disclosure would jeopardize the attorney-client privilege of TCFC or any other Person in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or agreement entered into prior to the date of this Agreement, provided that in any such event, TCFC will work in good faith with SHBI to make appropriate substitute disclosure arrangements.
(b)   During the period from the date of this Agreement to the Effective Time, TCFC shall, upon the reasonable request of SHBI, cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of SHBI regarding its consolidated financial condition, operations and business and matters relating to the completion of the Transaction. Subject to applicable law, as soon as reasonably available, but in no event more than 20 days after the end of each calendar quarter ending after the date of this Agreement (other than the last quarter of each fiscal year ending December 31), TCFC will deliver to SHBI its consolidated balance sheet and consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows, without related notes, for such quarter prepared in accordance with GAAP, and, as soon as reasonably available, but in no event more than 30 days after the end of each fiscal year, TCFC will deliver to SHBI its consolidated balance sheet and consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for such year prepared in accordance with GAAP. TCFC shall use its commercially reasonable best efforts to deliver to SHBI its audited consolidated balance sheet as of December 31, 2022 and audited consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the year ended December 31, 2022 by no later than March 15, 2023. Subject to applicable law, within 15 days after the end of each month, TCFC will deliver to SHBI a consolidated balance sheet and consolidated statements of operations, without related notes, for such month prepared in accordance with GAAP.
(c)   SHBI agrees that upon reasonable notice and subject to applicable law, regulation or policies imposed by any Governmental Authority relating to the exchange of information, it shall afford TCFC and TCFC’s officers, employees, counsel, accountants and other authorized representatives such access during normal business hours, provided that such access shall not interfere unnecessarily with the normal business operations of SHBI or its Subsidiaries, throughout the period prior to the Effective Time. to the books (other than minutes or other records that discuss the Transaction), records (including, without limitation, Tax Returns and work papers of independent auditors), systems, properties, personnel and advisors of SHBI and its Subsidiaries and to such other information relating to SHBI and its Subsidiaries as TCFC may reasonably request, provided that TCFC shall coordinate any and all meetings with SHBI personnel with one or more designated representatives of SHBI, and, during such period, SHBI shall furnish promptly to TCFC (i) a copy of each report, schedule, registration statement and other document filed or received during such period pursuant to the requirements of federal or state banking, lending, securities, consumer finance or privacy laws and (ii) all other information concerning the business, properties and personnel of SHBI and its Subsidiaries as TCFC may reasonably request. Notwithstanding the foregoing, SHBI shall not be required to provide access to or disclose information where such access or disclosure would jeopardize the attorney-client privilege of SHBI or any other Person in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or agreement entered into prior to the date of this Agreement, provided that in any such event, SHBI will work in good faith with TCFC to make appropriate substitute disclosure arrangements.
(d)   During the period from the date of this Agreement to the Effective Time, SHBI shall, upon the request of TCFC, cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of TCFC regarding its consolidated financial condition, operations and business and matters relating to the completion of the Transaction. Subject to applicable law, as soon as reasonably available, but in no event more than 20 days after the end of each calendar quarter ending after the date of this Agreement (other than the last quarter of each fiscal year ending December 31), SHBI will deliver to TCFC its consolidated balance sheet and consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows, without related notes, for such quarter prepared in accordance with GAAP, and, as soon as reasonably available, but in no event more than 30 days after the end of each fiscal year, SHBI will deliver to TCFC its consolidated balance sheet and consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for such year prepared in accordance with GAAP. Subject to applicable law, within 15 days after the end of each month, SHBI will deliver to TCFC a consolidated balance sheet and consolidated statements of income, without related notes, for such month prepared in accordance with GAAP.
(e)   All information furnished pursuant to this Section 6.06 shall be subject to the provisions of the letter agreement, dated as of August 30, 2022 by and between SHBI and TCFC (the “Confidentiality Agreement”).
(f)   No investigation by any of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other parties set forth herein.
6.07   Acquisition Proposals.
(a)   Each of TCFC and SHBI agrees that it shall, and shall direct and use its reasonable best efforts to cause its Affiliates, directors, officers, employees, agents and representatives (including, without limitation, any investment banker, financial advisor, attorney, accountant or other representative retained by it) (all of the foregoing, collectively, “Representatives”) to, immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal, and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal, including by requesting the other party to promptly return or destroy any confidential information previously furnished by or on behalf of such party or any of its Subsidiaries thereunder and by specifically enforcing the terms thereof in a court of competent jurisdiction. From the date of this Agreement through the Effective Time, neither TCFC nor SHBI shall, nor shall they authorize or permit any of their respective Subsidiaries, or their and their Subsidiaries’ respective directors, officers or employees or any Representative retained by them to, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal or offer that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) provide any confidential information or data to any Person relating to any Acquisition Proposal, (iii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iv) waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligations of any Person other than the other party to this Agreement or its Affiliates, (v) approve or recommend, propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or propose to do any of the foregoing, or (vi) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal; provided, however, that at any time prior to the date of the TCFC Meeting in the case of TCFC or the SHBI Meeting in the case of SHBI, if the

TCFC Board in the case of TCFC or the SHBI Board in the case of SHBI determines in good faith, after consulting with its outside legal counsel and, with respect to financial matters, its outside financial advisor, that the failure to do so would be more likely than not to be inconsistent with the TCFC Board’s (in the case of TCFC) or the SHBI Board’s (in the case of SHBI) fiduciary duties under applicable law, such party may, in response to a bona fide, written Acquisition Proposal not solicited in violation of this Section 6.07(a) that the TCFC Board in the case of TCFC or the SHBI Board in the case of SHBI determines in good faith constitutes a Superior Proposal (1) furnish information with respect to itself to any Person making such a Superior Proposal pursuant to a confidentiality agreement on terms that are in all material respects no less restrictive to such Person than the terms contained in the Confidentiality Agreement are to the other party to this Agreement, and (2) participate in discussions or negotiations regarding such a Superior Proposal. Each party agrees that it shall concurrently provide to the other party any information (whether such information is confidential, nonpublic or otherwise) concerning it that may be provided to any other Person in connection with any Superior Proposal which has not previously been provided to the other party. For purposes of this Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice or disclosure of an intention to do any of the foregoing from any Person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes 25% or more of the total revenues, net income, assets or deposits of TCFC and its Subsidiaries taken as a whole on the one hand or SHBI and its Subsidiaries taken as a whole on the other hand, (x) direct or indirect acquisition or purchase of any class of Equity Securities representing 25% or more of the voting power of TCFC on the one hand or SHBI on the other hand, (y) tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of Equity Securities of TCFC on the one hand or SHBI on the other hand or (z) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving TCFC on the one hand or SHBI on the other hand, other than the Transaction contemplated by this Agreement. For purposes of this Agreement, the term “Superior Proposal” means any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of TCFC Common Stock (in the case of TCFC) or the SHBI Common Stock (in the case of SHBI) then outstanding or all or substantially all of TCFC’s or SHBI’s consolidated assets, which the TCFC Board (in the case of TCFC) or the SHBI Board (in the case of SHBI) determines in good faith, after taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), and after consulting with its respective financial advisor (which shall be a recognized investment banking firm) and outside counsel, (i) is more favorable from a financial point of view to its shareholders than the Merger, (ii) is reasonably likely to be consummated on the terms set forth, and (iii) for which financing, to the extent required, is then committed or which, in the good faith judgment of the TCFC Board in the case of TCFC or the SHBI Board in the case of SHBI, is reasonably likely to be obtained by such third party.
(b)   In addition to the obligations of the parties set forth in this Section 6.07, each party shall promptly (within 24 hours) advise the other party orally and in writing of its receipt of any Acquisition Proposal.
(c)   Each party agrees that any violation of the restrictions set forth in this Section 6.07 by any Representative of TCFC or its Subsidiaries on the one hand or SHBI or its Subsidiaries on the other hand shall be deemed a breach of this Section 6.07 by TCFC or SHBI, as applicable.
6.08   Certain Policies.   Prior to the Effective Date, upon the written request of SHBI, TCFC shall, and shall cause its Subsidiaries to, consistent with GAAP and applicable banking laws and regulations, use their commercially reasonable best efforts to modify or change their Loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of SHBI; provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Section 7.01(a) and (b); and further provided that in any event, no such modification or change made by TCFC or any of its Subsidiaries pursuant to this Section 6.08 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of TCFC or its management with any such adjustments.
6.09   Nasdaq Listing.   SHBI shall, as promptly as practicable, file all documents, take all actions reasonably necessary and otherwise use its reasonable best efforts to cause the shares of SHBI Common Stock to be issued to the TCFC shareholders as the Merger Consideration in the Merger to be approved for trading on the Nasdaq prior to the Effective Date.
6.10   Indemnification.
(a)   From and after the Effective Time, each of SHBI and the Surviving Corporation (each an “Indemnifying Party”) shall indemnify and hold harmless each present and former director, officer and employee of TCFC or a TCFC Subsidiary, as applicable, determined as of the Effective Time (each, an “Indemnified Party”) against any and all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of TCFC or any TCFC Subsidiary or is or was serving at the request of TCFC or any TCFC Subsidiary as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, matters related to the negotiation, execution and performance of this Agreement or consummation of the Transaction, to the fullest extent which such Indemnified Parties would be entitled under the TCFC Articles and the TCFC Bylaws or any agreement, arrangement or understanding which has been set forth in Section 6.10 of TCFC’s Disclosure Schedule, in each case as in effect on the date hereof. SHBI or the Surviving Corporation shall also advance expenses as incurred by such Indemnified Parties to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by TCFC pursuant to the TCFC Articles and the TCFC Bylaws or any agreement, arrangement or understanding which has been set forth in Section 6.10 of TCFC’s Disclosure Schedule, in each case as in effect on the date hereof.
(b)   Any Indemnified Party wishing to claim indemnification under this Section 6.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof and, upon such assumption, the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense, or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties that make joint representation inappropriate, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless one Indemnified Party has conflicts of interest with another Indemnified Party in connection with the same claim, action, suit, proceeding or investigation), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent, which shall not be unreasonably withheld or delayed, and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine by final, non-appealable written order that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

(c)   The Surviving Corporation shall maintain TCFC’s existing directors’ and officers’ liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by TCFC’s existing policy, including SHBI’s existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of six (6) years after the Effective Time; provided, however, that in no event shall SHBI be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 6.10(c), an amount in excess of 300% of the annual premiums paid by TCFC as of the date hereof for such insurance (“Maximum Insurance Amount”); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, SHBI shall obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount. SHBI shall provide proof of such coverage to TCFC no later than 10 Business Days prior to the Effective Time.
(d)   The obligations of the Surviving Corporation under this Section 6.10 shall not be terminated or modified by such parties in a manner adverse to any Indemnified Party or any other Person entitled to the benefits of this Section 6.10, or to whom this Section 6.10 applies, without the written consent of the affected Indemnified Party or Parties and/or such other Person, as the case may be. If SHBI or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of SHBI shall assume the obligations set forth in this Section 6.10.
(e)   The provisions of this Section 6.10 are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and his or her Representatives, as set forth in Section 9.07 herein, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.
6.11   Benefit Plans.
(a)   Unless otherwise mutually agreed by TCFC and SHBI prior to the Effective Time, SHBI, as the Surviving Corporation, shall provide the employees of SHBI, TCFC and their Subsidiaries as of the Effective Time who continue to remain employed with the Surviving Corporation and its Subsidiaries (the “Continuing Employees”), during the period commencing at the Effective Time and ending on the date twelve months after the Effective Time (the “Continuation Period”), with the following: (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for each such Continuing Employee immediately prior to the Effective Time; (ii) target cash incentive opportunities that are no less favorable than those in effect for each such Continuing Employee immediately prior to the Effective Time; and (iii) employee benefits (other than severance which will be provided as set forth in the last sentence of this Section 6.11(a)) that are no less favorable in the aggregate than those provided to such Continuing Employees immediately prior to the Effective Time; provided, that, with respect to clause (iii), if the parties mutually agree to integrate the Continuing Employees into the TCFC Benefit Plans or the SHBI Benefit Plans, which may be done on a plan by plan basis, or to modify any existing plans or adopt new benefit plans with respect to the Continuing Employees (which plans will, among other things, (A) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (B) not discriminate between employees who were covered by TCFC Benefit Plans, on the one hand, and those covered by SHBI Benefit Plans on the other, at the Effective Time) (the “New Benefit Plans”), participation in such plans (other than severance) shall be deemed to satisfy the foregoing standards, it being understood that the Continuing Employees may commence participating in the TCFC Benefit Plans, the SHBI Benefit Plans or the New Benefit Plans on different dates following the Effective Time with respect to different plans. In addition, during the period commencing at the Effective Time and ending on the first anniversary thereof, each Continuing Employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances shall be provided severance benefits in accordance with Section 6.11(a) of the SHBI Disclosure Schedule, subject to such employee’s execution (and non-revocation) of a release of claims.

(b)   With respect to any TCFC Benefit Plan, SHBI Benefit Plan or New Benefit Plan in which any Continuing Employees become eligible to participate on or after the Effective Time, SHBI, as the Surviving Corporation, and its Subsidiaries shall use commercially reasonable efforts to (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any TCFC Benefit Plan, SHBI Benefit Plan or New Benefit Plan, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous TCFC Benefit Plan or SHBI Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under a TCFC Benefit Plan or SHBI Benefit Plan that provides health care benefits, to the same extent that such credit was given under the analogous TCFC Benefit Plan or SHBI Benefit Plan prior to the Effective Time, in satisfying any applicable deductible, co- payment, coinsurance or maximum out-of-pocket requirements under any New Benefit Plans, and (iii) recognize all service of such employees with TCFC and its Subsidiaries for all purposes in any TCFC Benefit Plan, SHBI Benefit Plan or New Benefit Plan to the same extent that such service was taken into account under the analogous TCFC Benefit Plan or SHBI Benefit Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.
(c)   SHBI, as the Surviving Corporation, shall assume and honor all TCFC Benefit Plans and SHBI Benefit Plans in accordance with their terms. The parties agree that the consummation of the Merger shall constitute a “change in control,” “change of control” or term of similar import under each applicable TCFC Benefit Plan and SHBI Benefit Plan (except for those SHBI Benefit Plans set forth in Schedule 6.11(c) of SHBI’s Disclosure Schedule); provided that, for purposes of any such plans that provide for deferred compensation within the meaning of Section 409A of the Code, the foregoing shall not accelerate the time of payment or distribution of any such deferred compensation (but shall accelerate vesting if provided for in accordance with the terms thereof) if the transactions contemplated by this Agreement do not otherwise constitute a “change in control,” “change of control” or term of similar import under the applicable plan and to so declare as a “change in control,” “change of control” or term of similar import would result in an impermissible payment or distribution for purposes of Section 409A of the Code.
(d)   Tax-Qualified Plans of TCFC.
(i)   Prior to the Closing, TCFC and SHBI shall cooperate in reviewing, evaluating and analyzing the TCFC 401(k) Plan (the “TCFC 401(k) Plan”) and the SHBI 401(k) Plan (the “SHBI 401(k) Plan”) and make a mutual determination as to whether the TCFC 401(k) Plan will continue to be maintained by the Surviving Corporation following the Effective Time, will be merged into the SHBI 401(k) Plan, or will be terminated prior to Effective Time, and the Board of Directors (or an appropriate committee thereof) of TCFC or SHBI, as applicable, shall adopt resolutions and take such corporate action as is necessary or appropriate to effectuate such determination.. TCFC or SHBI, as applicable, shall provide the other party with evidence that any necessary amendments and resolutions have been adopted (the form and substance of which shall be subject to reasonable review and comment by the other party) not later than two (2) days immediately preceding the Closing Date. If the TCFC 401(k) Plan is terminated, the Continuing Employees who participated in the TCFC 401(k) Plan prior to the Effective Time shall be eligible to participate, effective as of the Effective Time, in the SHBI 401(k) Plan. If applicable, SHBI and TCFC shall take any and all actions as may be required, including amendments to the TCFC 401(k) Plan and/or the SHBI 401(k) Plan, to permit the Continuing Employees to make rollover contributions from the TCFC 401(k) Plan to the SHBI 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), SHBI Common Stock or a combination thereof in an amount equal to the full account balance distributed to such employee from the Terminated 401(k) Plan.
(ii)   Prior to the Closing, TCFC and its Subsidiaries shall have paid into the TCFC Employee Stock Ownership Plan (the “TCFC ESOP”) all employer contributions and the TCFC ESOP shall terminate in accordance with its terms. Prior to the Closing, TCFC shall (i) adopt written resolutions (or take such other necessary or appropriate action), in form and substance reasonably acceptable to SHBI, to amend the TCFC ESOP to provide that effective no later than the Business Day preceding the Closing Date: (i) all ESOP account balances are fully vested (ii) no distributions of accrued benefits shall be made subsequent to the date on which the TCFC ESOP is terminated until the Internal Revenue Service issues a favorable determination letter to effect that the plan termination does not adversely affect the TCFC ESOP’s qualification for favorable income tax treatment under the Code, except distributions may be made earlier if required by the terms of the TCFC ESOP upon the occurrence of retirement, death, disability or termination of employment, or any other event, other than the plan termination, that requires a distribution from the TCFC ESOP and (iii) the TCFC ESOP is compliant with the requirements of applicable law.
(e)   SHBI and TCFC shall establish a retention bonus pool and a stay bonus pool in the amounts provided in Schedule 6.11(e) of TCFC’s Disclosure Schedule for employees of TCFC and its Subsidiaries and in Schedule 6.11(e) of SHBI’s Disclosure Schedule for employees of SHBI and its Subsidiaries jointly designated in writing by SHBI and TCFC (other than employees of TCFC and SHBI who are subject to employment contracts or other contracts providing for severance) to help retain key employees. The amount and payment date of the retention or stay bonus for each such employee shall be jointly determined in writing by SHBI and TCFC, but in the aggregate shall equal the amounts provided in Schedule 6.11(e) of TCFC’s Disclosure Schedule and Schedule 6.11(e) of SHBI’s Disclosure Schedule assuming all such key employees remain with SHBI or its Subsidiary to such date or are involuntarily terminated without cause prior to that date.
(f)   Nothing in this Agreement shall confer upon any employee (including any Continuing Employee), officer, director or consultant of TCFC, SHBI or any of their respective Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving Corporation, TCFC, SHBI or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, TCFC, SHBI or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee (including any Continuing Employee), officer, director or consultant of the Surviving Corporation, TCFC, SHBI or any of their respective Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any TCFC Benefit Plan, SHBI Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or Affiliates to amend, modify or terminate any particular TCFC Benefit Plan, SHBI Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.07, and for the avoidance of doubt, except as provided in Section 9.08, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, any current or former employee, officer, director or consultant of TCFC, SHBI or any of their respective Subsidiaries or Affiliates or any beneficiary or dependent thereof, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
6.12   Corporate Governance
(a)   Prior to the Effective Time, the SHBI Board shall take all actions necessary (i) to adopt the Amended SHBI Articles and the Amended SHBI Bylaws and to effect the requirements referenced therein that are to be effected as of the Effective Time, and (ii) cause three (3) of SHBI’s existing directors to resign. Effective as of the Effective Time, in accordance with the Amended SHBI Bylaws, (i) the number of directors that will comprise the full Board of Directors of SHBI and the full Board of Directors of Shore United (as of the effective time of the Bank Merger), shall each be twenty (20) and (ii) of the members of each such board of directors, eight (8) shall be members of the TCFC Board as of immediately prior to the Effective Time, designated by TCFC and agreed to by SHBI (the directors in Section 6.12(a)(ii), the “TCFC and CBC Continuing Directors”), and twelve (12) shall be members of the SHBI Board as of immediately prior to the Effective Time, designated by SHBI and agreed to by TCFC (which shall include four (4) representatives from the former Severn Bancorp, Inc. previously acquired by SHBI). Each individual will be assigned to a SHBI Board class as set forth in Section 6.12(a)

of SHBI’s Disclosure Schedule and shall serve on each of the boards of SHBI and Shore United for a term that shall coincide with the remaining term of that class and until his or her successor is elected and qualified. Following the Effective Time (in the case of SHBI) and following the effective time of the Bank Merger (in the case of Shore United) and subject to compliance with each board’s fiduciary duties (including compliance with the requirements of the Amended SHBI Articles, the Amended SHBI Bylaws and the articles of association of Shore United, as applicable), the SHBI Board and Shore United Board shall take appropriate actions to cause the TCFC and CBC Continuing Directors whose terms expire at SHBI’s or Shore United’s next annual meeting of stockholders pursuant to their class as set forth in Schedule 6.12(a) of SHBI’s Disclosure Schedules, as the case may be, to be nominated to stand for election by SHBI’s stockholders at SHBI’s next annual meeting of stockholders, or by Shore United’s stockholders as Shore United’s next annual meeting of stockholders, as the case may be, with each such TCFC and CBC Continuing Directors nominated for a term equivalent to that to which the other SHBI or Shore United directors of that class are nominated, as applicable. Thereafter, SHBI and Shore United will apply their normal governance and nomination procedures to the re-election of incumbent directors.
(b)   Effective as of the Effective Time, (i) Mr. Alan J. Hyatt shall serve as the Chairman of the SHBI Board and of the Shore United Board (as of the effective time of the Bank Merger), (ii) Mr. Austin J. Slater shall serve as the Vice Chairman of the SHBI Board and of the Shore United Board (as of the effective time of the Bank Merger), (iii) Mr. James M. Burke shall serve as the President and Chief Executive Officer of SHBI and as President and Chief Executive Officer of Shore United (as of the effective time of the Bank Merger), (iv) Ms. Donna J. Stevens shall serve as the Chief Operating Officer of SHBI and as Chief Operating Officer of Shore United (as of the effective time of the Bank Merger), (v) Mr. Todd L. Capitani shall serve as the Chief Financial Officer of SHBI and as Chief Financial Officer of Shore United (as of the effective time of the Bank Merger), and (vi) the remainder of the executive management team for SHBI and Shore United (as of the effective time of the Bank Merger) shall be set forth in Section 6.12(b)(i) of SHBI’s Disclosure Schedule. Prior to the Effective Time, TCFC will use commercially reasonable efforts to cause Messrs. Burke and Capitani and such other persons identified in Section 6.12(b)(ii) of SHBI’s Disclosure Schedule to enter into an assumption and amendment agreement to their current employment agreements with SHBI and Shore United, which shall be effective as of the Closing Date and with the material terms set forth in Section 6.12(b)(ii) of SHBI’s Disclosure Schedule, and prior to the Effective Time, SHBI and Shore United shall have entered into such assumption and amendment agreements. Prior to the Effective Time, Mr. Lloyd L. Beatty, Jr. shall have entered into a consulting agreement with SHBI and Shore United, which will be effective as of the Closing Date and with the material terms set forth in Section 6.12(b)(iii) of SHBI’s Disclosure Schedule.
(c)   Effective as of the Effective Time, (i) the headquarters of SHBI will be located in Easton, Maryland, and the headquarters of Shore United (as of the effective time of the Bank Merger) will be located in Easton, Maryland and (ii) the name of SHBI will be “Shore Bancshares, Inc.” and the name of Shore United (as of the effective time of the Bank Merger) will be “Shore United Bank, NA”.
6.13   Notification of Certain Matters.   Each of TCFC and SHBI shall give prompt written notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a failure of any of the conditions provided for in Article VII.
6.14   Estoppel Letters.   TCFC shall use its commercially reasonable efforts to obtain and deliver to SHBI at the Closing with respect to the real estate leased by TCFC or a TCFC Subsidiary, an estoppel letter dated as of the Closing in substantially the form of Annex E from its lessor.
6.15   Assumption of TCFC Debt.   As of the Effective Time, SHBI shall assume the due and punctual performance and observance of the covenants and other obligations to be performed by TCFC under the definitive documents governing the indebtedness and other instruments related thereto set forth on Section 6.15 of the TCFC Disclosure Schedule, including the due and punctual payment of the principal of (and premium, if any) and interest thereon, to the extent required and permitted thereby. In connection therewith, SHBI and TCFC shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates and other documents, and the parties hereto shall cooperate and use reasonable best efforts to provide any opinion of counsel to the trustee in respect of such indebtedness, in each case, to the extent required to make such assumption effective as of the Effective Time.
6.16   Antitakeover Statutes.   Each of SHBI and TCFC and their respective Boards of Directors shall, if any state antitakeover statute or similar statute becomes applicable to this Agreement and the Transaction, take all action reasonably necessary to ensure that the Transaction may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement and the Transaction.
6.17   Consents.   TCFC shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to obtain all consents, approvals, waivers, non-objections and to deliver any notices necessary or advisable pursuant to the terms of the TCFC Contracts as a result of the Transaction.
6.18   Exemption from Liability Under Section 16(b).   Prior to the Effective Time, each of SHBI and TCFC shall take all steps as may be necessary or appropriate to exempt the conversion of shares of TCFC Common Stock into shares of SHBI Common Stock pursuant to the terms of this Agreement by employees of TCFC who may become an officer or director of SHBI subject to the reporting requirements of Section 16(a) of the Exchange Act.
6.19   Shareholder Litigation.   Each party shall give the other party prompt notice of any stockholder or shareholder, as applicable, litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such litigation. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. No party shall agree to settle any such litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its affiliates.
6.20   Dividends.   After the date of this Agreement, each of SHBI and TCFC shall coordinate with the other the declaration of any dividends in respect of SHBI Common Stock and TCFC Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of TCFC Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of TCFC Common Stock and any shares of SHBI Common Stock any such holder receives in exchange therefor in the Merger. In furtherance of the foregoing, (a) starting with the second quarter of 2023, the Board of Directors of TCFC shall cause its regular quarterly dividend record dates and payment dates for TCFC Common Stock to be coordinated so as to be substantially the same as the regular quarterly dividend record dates and payments dates for SHBI Common Stock and (b) the Board of Directors of SHBI shall continue to pay dividends on the SHBI Common Stock on substantially the same record and payment date schedules as have been utilized in the past.
ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER
7.01   Conditions to Each Party’s Obligation to Effect the Merger.   The respective obligation of each of the parties hereto to consummate the Merger is subject to the fulfillment or, to the extent permitted by applicable law, written waiver by the parties hereto at or prior to the Closing of each of the following conditions:
(a)   Shareholder Approval.   TCFC shall have received the TCFC Shareholder Approval and SHBI shall have received the SHBI Shareholder Approval.
(b)   Regulatory Approvals.   All regulatory approvals required to consummate the Merger and the Bank Merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements that shall require SHBI or TCFC to take any action or commit to take any action that would (i) reasonably be likely to have a Material Adverse Effect on SHBI or a Material Adverse Effect on TCFC, (ii) reasonably be likely to impose a Burdensome Condition on SHBI or any of its Subsidiaries (including, after the Effective Time, TCFC and its Subsidiaries) or (iii) require the sale by SHBI or any of its Subsidiaries (including, after the Effective Time, TCFC and its Subsidiaries) of any material portion of their respective assets.
(c)   No Injunction.   No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order which is in effect and prohibits consummation of the Transaction.
(d)   Registration Statement.   The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.
(e)   Listing.   The shares of SHBI Common Stock to be issued to the TCFC shareholders as the Merger Consideration in the Merger, shall have been approved for listing on the Nasdaq.
(f)   Tax Opinion.   SHBI shall have received the written opinion of Holland & Knight LLP, in form and substance reasonably satisfactory to SHBI, dated as of the Effective Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. TCFC shall have received the written opinion of Kilpatrick Townsend & Stockton LLP, in form and substance reasonably satisfactory to TCFC, dated as of the Effective Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering any such opinion, such counsels may require and rely upon representations and covenants, including those contained in certificates of officers of SHBI, TCFC and others, reasonably satisfactory in form and substance to such counsels.
7.02   Conditions to Obligation of TCFC.   The obligation of TCFC to consummate the Merger is also subject to the fulfillment or written waiver by TCFC at or prior to the Closing of each of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of SHBI set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date hereof and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date hereof or some other date shall be true and correct as of such date), and TCFC shall have received a certificate, dated the Effective Date, signed on behalf of SHBI by the Chief Executive Officer and the Chief Financial Officer of SHBI to such effect.
(b)   Performance of Obligations of SHBI.   SHBI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and TCFC shall have received a certificate, dated the Effective Date, signed on behalf of SHBI by the Chief Executive Officer and the Chief Financial Officer of SHBI to such effect.
(c)   Other Actions.   SHBI shall have furnished TCFC with such certificates of its respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 7.01 and 7.02 as TCFC may reasonably request.
7.03   Conditions to Obligation of SHBI.   The obligation of SHBI to consummate the Merger is also subject to the fulfillment or written waiver by SHBI at or prior to the Closing of each of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of TCFC set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date hereof and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date hereof or some other date shall be true and correct as of such date), and SHBI shall have received a certificate, dated the Effective Date, signed on behalf of TCFC by the Chief Executive Officer and the Chief Financial Officer of TCFC to such effect.
(b)   Performance of Obligations of TCFC.   TCFC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and SHBI shall have received a certificate, dated the Effective Date, signed on behalf of TCFC by the Chief Executive Officer and the Chief Financial Officer of TCFC to such effect.
(c)   Other Actions.   TCFC shall have furnished SHBI with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 7.01 and 7.03 as SHBI may reasonably request.
ARTICLE VIII
TERMINATION
8.01   Termination.   This Agreement may be terminated, and the Transaction may be abandoned, at any time prior to the Effective Time:
(a)   Mutual Consent.   By the mutual consent in writing of SHBI and TCFC.
(b)   Breach.   Provided that the terminating party is not then in material breach of any representation, warranty, covenant or agreement contained herein, by SHBI or TCFC in the event of a breach by the other party of any representation, warranty, covenant or agreement contained herein, which breach (i) cannot be or has not been cured prior to the earlier of (A) 30 days after the giving of written notice to the breaching party of such breach and (B) the Outside Date (as defined below) and (ii) would entitle the non-breaching party not to consummate the Transaction contemplated hereby under Section 7.02(a) or (b) or 7.03(a) or (b), as the case may be.
(c)   Delay.   By SHBI or TCFC in the event the Merger is not consummated by December 31, 2023 (the “Outside Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein.
(d)   No Regulatory Approval.   By SHBI or TCFC in the event the approval of any Governmental Authority required for consummation of the Merger or the Bank Merger shall have been denied by final non-appealable action of such Governmental Authority, or any such Governmental Authority shall have issued a final, non-appealable injunction permanently enjoining or otherwise prohibiting the consummation of the Merger or the Bank Merger, or an application therefor shall have been withdrawn by SHBI and not refiled within 30 days of the withdrawal, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.01(d) due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants of such party set forth herein.
(e)   TCFC Failure to Recommend; Etc.   By SHBI if (i) TCFC shall have materially breached the provisions of Section 6.07 in any respect adverse to SHBI, (ii) the TCFC Board shall have made a Change in Recommendation, or (iii) TCFC shall have materially breached its obligations under Section 6.02 by failing to call, give notice of, convene and hold the TCFC Meeting in accordance with Section 6.02.
(f)   SHBI Failure to Recommend; Etc.   By TCFC if (i) SHBI shall have materially breached the provisions of Section 6.07 in any respect adverse to TCFC prior to the SHBI Meeting, (ii) the SHBI Board shall have made a Change in Recommendation, or (iii) SHBI shall have materially breached its obligations under Section 6.02 by failing to call, give notice of, convene and hold the SHBI Meeting in accordance with Section 6.02.
(g)   TCFC Superior Proposal.   Prior to the receipt of the TCFC Shareholder Approval at the TCFC Meeting or any adjournment or postponement thereof, by TCFC in accordance with Section 6.07 if (i) the TCFC Board authorizes TCFC to enter into a binding written agreement with respect to such Superior Proposal and (ii) TCFC pays to SHBI the Termination Fee, in each case, substantially concurrently with the termination of this Agreement.
(h)   SHBI Superior Proposal.   Prior to the receipt of the SHBI Shareholder Approval at the SHBI Meeting or any adjournment or postponement thereof, by SHBI in accordance with Section 6.07 if (i) the SHBI Board authorizes SHBI to enter into a binding written agreement with respect to such Superior Proposal and (ii) SHBI pays to TCFC the Termination Fee, in each case, substantially concurrently with the termination of this Agreement.
(i)   No TCFC Shareholder Approval or SHBI Shareholder Approval.   By SHBI or TCFC, if either the TCFC Shareholder Approval or the SHBI Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the TCFC Meeting or the SHBI Meeting as applicable, or any adjournment or postponement thereof prior to the Outside Date.
8.02   Effect of Termination and Abandonment.
(a)   In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except that (i) this Section 8.02, Section 6.06(e) and Article IX shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary, neither SHBI nor TCFC shall be relieved or released from any liabilities or damages to the other party hereto resulting from any knowing and intentional breach of this Agreement.
(b)   In the event that (i) an Acquisition Proposal has been made (whether or not conditional) to TCFC or its shareholders or any Person has publicly announced an intention (whether or not conditional) to make an Acquisition Proposal (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification) and thereafter (A) this Agreement is terminated by SHBI pursuant to Section 8.01(b), by SHBI or TCFC pursuant to Section 8.01(c) or by SHBI pursuant to Section 8.01(i) and (B) prior to the date that is 12 months after such termination, (1) TCFC or any of its Subsidiaries enters into a binding and definitive agreement with respect to any Acquisition Proposal (an “Acquisition Agreement”) or (2) any Acquisition Proposal is consummated (solely for purposes of this Section 8.02(b)(B), the term “Acquisition Proposal” shall have the meaning set forth in the definition of Acquisition Proposal contained in Section 6.07(a) except that all references to 25% shall be deemed references to 50%), then TCFC shall pay to SHBI a fee equal to $10.5 million (the “Termination Fee”) by wire transfer of next day funds on the earlier of the date of execution of such Acquisition Agreement and the consummation of such Acquisition Proposal. In the event that (i) this Agreement is terminated by SHBI pursuant to Section 8.01(e) or (ii) this Agreement is terminated by TCFC pursuant to Section 8.01(g), then, in each such case, TCFC shall pay SHBI the Termination Fee by wire transfer of same-day funds (x) in the case of a termination by SHBI pursuant to Section 8.01(e), within two Business Days after such termination, and (y) in the case of a termination by TCFC pursuant to Section 8.01(g), no later than the time of such termination. If the Termination Fee becomes payable pursuant to the terms of this Agreement, payment of the Termination Fee shall be the sole and exclusive remedy of SHBI against TCFC and any of its Subsidiaries and their respective Representatives with respect to the breach of any covenant or agreement giving rise to such payment. Notwithstanding anything to the contrary herein, the maximum aggregate amount of fees, liabilities or damages payable by TCFC under this Agreement shall be equal to the Termination Fee and any amounts payable under Section 8.02(d). In no event shall TCFC be obligated to pay the Termination Fee on more than one occasion.
(c)   In the event that (i) an Acquisition Proposal has been made (whether or not conditional) to SHBI or its shareholders or any Person has publicly announced an intention (whether or not conditional) to make an Acquisition Proposal (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification) and thereafter (A) this Agreement is terminated by TCFC pursuant to Section 8.01(b), by SHBI or TCFC pursuant to Section 8.01(c) or by TCFC pursuant to Section 8.01(i) and (B) prior to the date that is 12 months after such termination, (1) SHBI or any of its Subsidiaries enters into a binding and definitive agreement with respect to any Acquisition Proposal or (2) any Acquisition Proposal is consummated then SHBI shall pay to TCFC the

Termination Fee by wire transfer of next day funds on the earlier of the date of execution of such Acquisition Agreement and the consummation of such Acquisition Proposal. In the event that (i) this Agreement is terminated by TCFC pursuant to Section 8.01(f) or (ii) this Agreement is terminated by SHBI pursuant to Section 8.01(h), then, in each such case, SHBI shall pay TCFC the Termination Fee by wire transfer of same-day funds (x) in the case of a termination by TCFC pursuant to Section 8.01(f), within two Business Days after such termination, and (y) in the case of a termination by SHBI pursuant to Section 8.01(h), no later than the time of such termination. If the Termination Fee becomes payable pursuant to the terms of this Agreement, payment of the Termination Fee shall be the sole and exclusive remedy of TCFC against SHBI and any of its Subsidiaries and their respective Representatives with respect to the breach of any covenant or agreement giving rise to such payment. Notwithstanding anything to the contrary herein, the maximum aggregate amount of fees, liabilities or damages payable by SHBI under this Agreement shall be equal to the Termination Fee and any amounts payable under Section 8.02(d). In no event shall SHBI be obligated to pay the Termination Fee on more than one occasion.
(d)   Each party acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party would not have entered into this Agreement. Accordingly, if TCFC or SHBI, as the case may be, fails promptly to pay the amounts due pursuant to this Section 8.02 and, in order to obtain such payment, SHBI or TCFC, as the case may be, commences a suit that results in a judgement against TCFC or SHBI, as the case may be, for the amounts set forth in this Section 8.02, the losing party shall pay to the other party its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.02 at the prime lending rate as published in the Wall Street Journal in effect on the date such payment was required to be made.
ARTICLE IX
MISCELLANEOUS
9.01   Survival.   No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than agreements or covenants contained herein that by their express terms are to be performed after the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.06(e), 8.02 and this Article IX, which shall survive any such termination).
9.02   Waiver; Amendment.   Prior to the Effective Time, any provision of this Agreement may be (i) waived, by the party benefited by the provision or (ii) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement; provided, however, that after receipt of TCFC Shareholder Approval, there may not be, without further approval of TCFC’s shareholders, any amendment of this Agreement that requires further approval under applicable law. For purposes of clarification, an amendment of any date in Section 8.01(c) shall not require further approval by any shareholders and if such amendment were deemed by law to require further approval by the shareholders of TCFC, the receipt of the TCFC Shareholder Approval will be deemed to have granted TCFC the authority to amend such dates without such further approval.
9.03   Counterparts.   This Agreement may be executed in one or more counterparts, all of which shall be deemed to constitute one and the same original agreement.
9.04   Governing Law and Venue; Waiver of Jury Trial; Specific Performance.
(a)   This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Maryland applicable to contracts made and to be performed entirely within such State, without regard to the conflict of law principles thereof to the extent that such principles would direct a matter to another jurisdiction. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Maryland and the Federal courts of the United States of America located in the State of Maryland solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated by this Agreement, and hereby waive, and agree not to assert, as a defense in any litigation, arbitration, claim or other proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such litigation, arbitration, claim or other proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all litigation, arbitration, claims or other proceedings shall be heard and determined in such a Maryland State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such litigation, arbitration, claim or other proceeding in the manner provided in Section 9.06 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.
(b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.04.
9.05   Expenses.   Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel.
9.06   Notices.   All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) or delivered by an overnight courier (with confirmation) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.
If to TCFC to:
The Community Financial Corporation
3035 Leonardtown Road
Waldorf, MD 20601
Attention:
James M. Burke
President and Chief Executive Officer

Email: [intentionally omitted]
With a copy to:
Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, D.C. 20005
Attention:
Gary R. Bronstein, Esq.
Edward G. Olifer, Esq.

Email:
gbronstein@kilpatricktownsend.com
eolifer@kilpatricktownsend.com

If to SHBI to:
Shore Bancshares, Inc.
18 East Dover Street
Easton, Maryland 21601
Attention:
Lloyd L. Beatty, Jr.
President and Chief Executive Officer

Email: [intentionally omitted]
With a copy to:
Holland & Knight LLP
800 17th Street, N.W.
Suite 1100
Washington, D.C. 20006
Attention:
Kevin Houlihan, Esq.
William Levay, Esq.

Email:
Kevin.Houlihan@hklaw.com
William.Levay@hklaw.com

9.07   Entire Understanding; Limited Third Party Beneficiaries.   This Agreement, the Bank Merger Agreement, the Shareholder Agreements and the Confidentiality Agreement represent the entire understanding of the parties hereto and thereto with reference to the Transaction, and this Agreement, the Bank Merger Agreement, the Shareholder Agreements and the Confidentiality Agreement supersede any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ right to enforce SHBI’s and the Surviving Corporation’s obligations under Section 6.10, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and Representatives, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
9.08   Severability.   Except to the extent that application of this Section 9.08 would have a Material Adverse Effect on TCFC or SHBI, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.
9.09   Enforcement of the Agreement.   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as provided in Section 8.02, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, without the posting of any bond, this being in addition to any other remedy to which they are entitled at law or in equity. In the event attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs incurred therein.
9.10   Interpretation.   When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the words “as of the date hereof” are used in this Agreement, they shall be deemed to mean the day and year first above written.

9.11   Assignment.   No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
9.12   Alternative Structure.   Subject to the proviso in the first sentence of Section 9.02, SHBI may at any time modify the structure of the acquisition of TCFC set forth herein, provided that (i) the Merger Consideration to be paid to the holders of TCFC Common Stock is not thereby changed in kind or reduced in amount as a result of such modification, (ii) such modifications will not adversely affect the Tax treatment to TCFC’s shareholders as a result of receiving the Merger Consideration, (iii) such modification will not jeopardize receipt of any required approvals of Governmental Authorities or impede or delay consummation of the Transactions contemplated by this Agreement or (iv) result in any adverse change to the benefits and other arrangements provided to or on behalf of TCFC’s or CBC’s directors, officers and other employees.
Signature Page Follows

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.
SHORE BANCSHARES, INC.
By:
/s/ Lloyd L. Beatty, Jr.

Name:
Lloyd L. Beatty, Jr.

Title:
President and Chief Executive Officer

THE COMMUNITY FINANCIAL CORPORATION
By:
/s/ James M. Burke

Name:
James M. Burke

Title:
President and Chief Executive Officer

ANNEX A
TCFC SHAREHOLDER AGREEMENT
SHAREHOLDER AGREEMENT (this “Agreement”), dated as of December, 2022, between     , a shareholder (“Shareholder”) of The Community Financial Corporation, a Maryland corporation (“TCFC”), and Shore Bancshares Inc., a Maryland corporation (“SHBI”). All terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (defined below).
WHEREAS, TCFC and SHBI are simultaneously herewith entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which TCFC will merge with and into SHBI on the terms and conditions set forth therein (the “Merger”) and, in connection therewith, outstanding shares of TCFC Common Stock will be converted into shares of SHBI Common Stock and cash in lieu of fractional shares in the manner set forth therein; and
WHEREAS, Shareholder owns the shares of TCFC Common Stock identified on Exhibit I hereto (such shares, together with all shares of TCFC Common Stock subsequently acquired by Shareholder during the term of this Agreement, being referred to as the “Shares”); and
WHEREAS, in order to induce SHBI to enter into the Merger Agreement, Shareholder, solely in such Shareholder’s capacity as a shareholder of TCFC and not in any other capacity, has agreed to enter into and perform this Agreement.
NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
1.   Agreement to Vote Shares.   Shareholder agrees while this Agreement is in effect, that at any meeting of the shareholders of TCFC, or in connection with any written consent of the shareholders of TCFC, Shareholder shall:
(a)   appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and
(b)   vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all the Shares (whether acquired heretofore or hereafter) that are owned by Shareholder or as to which Shareholder has, directly or indirectly, the right to vote or direct the voting, (x) in favor of the adoption and approval of the Merger, the Merger Agreement and the transactions contemplated thereby; (y) against any action or agreement that to the knowledge of the Shareholder would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of TCFC contained in the Merger Agreement or of Shareholder contained in this Agreement; and (z) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or to the knowledge of the Shareholder would reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the Merger or the performance by Shareholder of his, her or its obligations under this Agreement.
2.   Transfer of Shares.
(a)   Prohibition on Transfers of Shares; Other Actions.   Unless a Permitted Transfer, Shareholder hereby agrees that while this Agreement is in effect, Shareholder shall not, (i) sell, transfer, pledge, encumber, distribute by gift or donation, or otherwise dispose of any of the Shares (or any securities convertible into or exercisable or exchangeable for Shares) or any interest therein, whether by actual disposition, physical settlement or effective economic disposition through hedging transactions, derivative instruments or other means, (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with Shareholder’s representations, warranties, covenants and obligations under this Agreement, or (iii) take any other action that could reasonably be expected to impair or otherwise adversely affect, in any material respect, Shareholder’s power, authority and ability to comply with and perform his, her or its covenants and obligations under this Agreement; provided, however, that once

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the Shares have been voted at the TCFC Meeting as provided for in Section 1(b)(x) hereof, and provided that at least two-thirds of all of the issued and outstanding shares of TCFC Common Stock have been irrevocably voted in favor of the Merger, the Merger Agreement and the transactions contemplated thereby at the TCFC Meeting as provided for in Section 1(b)(x) hereof, then the prohibitions provided for in this Section 2 shall no longer apply to Shareholder.
(b)   “Permitted Transfer” means a transfer (i) as the result of the death of the Shareholder by the Shareholder to a descendant, heir, executor, administrator, testamentary trustee, lifetime trustee or legatee of the Shareholder, (ii) transfers in connection with estate and tax planning purposes, (iii) as is otherwise permitted by SHBI in its sole discretion, (iv) transfers by will or operation of law, or (v) transfers to any other shareholder of TCFC who has executed a copy of this Agreement on the date hereof; provided, that in the case of the foregoing clauses (i), (ii) and (iv), prior to the effectiveness of such transfer, such transferee executes and delivers to SHBI and TCFC an agreement that is identical to this Agreement or such other written agreement, in form and substance acceptable to SHBI and TCFC, to assume all of Shareholder’s obligations hereunder in respect of the Shares subject to such transfer and to be bound by the terms of this Agreement, with respect to the Shares subject to such transfer, to the same extent as the Shareholder is bound hereunder and to make each of the representations and warranties hereunder in respect of the Shares transferred as the Shareholder shall have made hereunder.
(c)   Transfer of Voting Rights.   Shareholder hereby agrees that Shareholder shall not deposit any Shares in a voting trust, grant any proxy or enter into any voting agreement or similar agreement or arrangement with respect to any of the Shares.
3.   Representations and Warranties of Shareholder.   Shareholder represents and warrants to and agrees with SHBI as follows:
(a)   Capacity.   Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.
(b)   Binding Agreement.   This Agreement has been duly authorized, executed and delivered by Shareholder and assuming the due authorization, execution and delivery of this Agreement by SHBI, constitutes the valid and legally binding obligation of Shareholder, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(c)   Non-Contravention.   The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.
(d)   Ownership.   Shareholder’s Shares are, and, except as otherwise provided for in Section 2(a) hereof, through the term of this Agreement will be, owned beneficially or of record solely by Shareholder, except as otherwise disclosed on Exhibit I hereto. Shareholder has title to the Shares, free and clear of any lien, pledge, mortgage, security interest or other encumbrance, except as otherwise disclosed on Exhibit I hereto. As of the date hereof, the Shares identified on Exhibit I hereto constitute all of the shares of TCFC Common Stock owned beneficially or of record by Shareholder. Shareholder has and, except as otherwise provided for in Section 2(a) above, will have at all times during the term of this Agreement (i) sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, (ii) sole power of disposition and (iii) sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares owned by Shareholder on the date of this Agreement and all of the Shares hereafter acquired by Shareholder and owned beneficially or of record by him, her or it during the term of this Agreement. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Exchange Act provided that a Person shall be deemed to beneficially own any securities which may be acquired by such

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Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time within 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).
(e)   Consents and Approvals.   The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations under this Agreement will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.
(f)   Absence of Litigation.   There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his, her or its affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his, her or its obligations hereunder on a timely basis.
4.   No Solicitation.   Shareholder hereby agrees that during the term of this Agreement he, she or it shall not, and shall not instruct any investment banker, financial advisor, attorney, accountant or other representative retained by him, her or it not to, directly or indirectly take any of the actions that would result in a breach of clauses (i)-(vi) of Section 6.07(a) of the Merger Agreement. Shareholder agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than SHBI or its affiliates and representatives with respect to any possible Acquisition Proposal and will take all necessary steps to inform any investment banker, financial advisor, attorney, accountant or other representative retained by him, her or it of the obligations undertaken by Shareholder pursuant to this Section 4. Nothing contained in this Section 4 shall prevent a Shareholder who is an officer or a member of the TCFC Board from discharging his or her fiduciary duties solely in his or her capacity as such an officer or director.
5.   Notice of Acquisitions; Proposals Regarding Prohibited Transactions.    Shareholder hereby agrees to notify SHBI promptly (and in any event within two (2) Business Days) in writing of the number of any additional shares of TCFC Common Stock or other securities of TCFC of which Shareholder acquires beneficial or record ownership on or after the date hereof. Shareholder will comply with the provisions of Section 6.07(b) of the Merger Agreement as if he, she or it were TCFC.
6.   Specific Performance and Remedies.   The Shareholder acknowledges that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that, in such event, SHBI will not have an adequate remedy at law. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that SHBI may have an adequate remedy at law. Shareholder agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with SHBI’s seeking or obtaining such equitable relief.
7.   Term of Agreement; Termination.
(a)   The term of this Agreement shall commence on the date hereof.
(b)   This Agreement shall terminate upon the earlier to occur of (i) the date, if any, of termination of the Merger Agreement in accordance with its terms, or (ii) the TCFC Shareholder Approval. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any knowing and intentional breach of this Agreement prior to such termination.
8.   Stop Transfer Order.   In furtherance of this Agreement, Shareholder hereby authorizes and instructs TCFC to enter a stop transfer order with respect to all of Shareholder’s Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 7, except as otherwise provided for in Section 2(a) hereof.
9.   Entire Agreement.   This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties

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with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.
10.   Notices.   All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy or like transmission and on the next Business Day when sent by a reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
If to SHBI to:
Shore Bancshares, Inc.
18 East Dover Street
Easton, Maryland 21601
Attention: Lloyd L. Beatty, Jr., President and Chief Executive Officer
Email: [intentionally omitted]
With a copy to:
Holland & Knight LLP
800 17th Street, N.W.
Suite 1100
Washington, D.C. 20006
Attention:
Kevin Houlihan, Esq.
William Levay, Esq.

Email:
Kevin.Houlihan@hklaw.com
William.Levay@hklaw.com

If to Shareholder to:

11.   Miscellaneous.
(a)   Severability.   If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of the provision held invalid or unenforceable and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.
(b)   Capacity.   The covenants contained herein shall apply to Shareholder solely in his or her or its capacity as a shareholder of TCFC, and no covenant contained herein shall apply to Shareholder in his or her capacity as a director, officer or employee of TCFC or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director, officer or employee of TCFC.
(c)   Counterparts.   This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.
(d)   Headings.   All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

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(e)   Governing Law; Waiver of Jury Trial.   This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland without giving effect to the principles of conflicts of law. Each of the parties irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any and all rights to trial by jury in connection with any litigation arising out of or relating to this Agreement or the transactions contemplated hereby.
(f)   Successors and Assigns; Third Party Beneficiaries.   Neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part, by any party without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.
(g)   Regulatory Compliance.   Each of the provisions of this Agreement is subject to compliance with all applicable regulatory requirements and conditions.
(h)   Effectiveness.   The effectiveness of this Agreement shall be conditioned upon the execution and delivery of the Merger Agreement by the parties thereto.
12.   Attorney’s Fees.   The prevailing party or parties in any litigation, arbitration, mediation, bankruptcy, insolvency or other proceeding (“Proceeding”) relating to the enforcement or interpretation of this Agreement may recover from the unsuccessful party or parties all reasonable fees and disbursements of counsel (including expert witness and other consultants’ fees and costs) relating to or arising out of (a) the Proceeding (whether or not the Proceeding proceeds to judgment), and (b) any post-judgment or post-award proceeding including, without limitation, one to enforce or collect any judgment or award resulting from the Proceeding. All such judgments and awards shall contain a specific provision for the recovery of all such subsequently incurred costs, expenses, and fees and disbursements of counsel.
Signature page follows

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
SHORE BANCSHARES, INC.
By:

Name: Lloyd L. Beatty, Jr.
Title:   President and Chief Executive Officer
SHAREHOLDER

(Signature)

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EXHIBIT I
SHAREHOLDER AGREEMENT
Name of Shareholder	Shares of TCFC Common Stock Beneficially Owned

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ANNEX B
SHBI SHAREHOLDER AGREEMENT
SHAREHOLDER AGREEMENT (this “Agreement”), dated as of December       , 2022, between                 , a shareholder (“Shareholder”) of Shore Bancshares, Inc., a Maryland corporation (“SHBI”), and The Community Financial Corporation, a Maryland corporation (“TCFC”). All terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (defined below).
WHEREAS, TCFC and SHBI are simultaneously herewith entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which TCFC will merge with and into SHBI on the terms and conditions set forth therein (the “Merger”) and, in connection therewith, outstanding shares of TCFC Common Stock will be converted into shares of SHBI Common Stock and cash in lieu of fractional shares in the manner set forth therein; and
WHEREAS, Shareholder owns the shares of SHBI Common Stock identified on Exhibit I hereto (such shares, together with all shares of SHBI Common Stock subsequently acquired by Shareholder during the term of this Agreement, being referred to as the “Shares”); and
WHEREAS, in order to induce TCFC to enter into the Merger Agreement, Shareholder, solely in such Shareholder’s capacity as a shareholder of SHBI and not in any other capacity, has agreed to enter into and perform this Agreement.
NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
1.   Agreement to Vote Shares.   Shareholder agrees while this Agreement is in effect, that at any meeting of the shareholders of SHBI, or in connection with any written consent of the shareholders of SHBI, Shareholder shall:
(a)   appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and
(b)   vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all the Shares (whether acquired heretofore or hereafter) that are owned by Shareholder or as to which Shareholder has, directly or indirectly, the right to vote or direct the voting, (x) in favor of the issuance of SHBI Common Stock in the Merger and any other transactions contemplated by the Merger Agreement; (y) against any action or agreement that to the knowledge of the Shareholder would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of SHBI contained in the Merger Agreement or of Shareholder contained in this Agreement; and (z) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or to the knowledge of the Shareholder would reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the Merger or the performance by Shareholder of his, her or its obligations under this Agreement.
2.   Transfer of Shares.
(a)   Prohibition on Transfers of Shares; Other Actions.   Unless a Permitted Transfer, Shareholder hereby agrees that while this Agreement is in effect, Shareholder shall not, (i) sell, transfer, pledge, encumber, distribute by gift or donation, or otherwise dispose of any of the Shares (or any securities convertible into or exercisable or exchangeable for Shares) or any interest therein, whether by actual disposition, physical settlement or effective economic disposition through hedging transactions, derivative instruments or other means, (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with Shareholder’s representations, warranties, covenants and obligations under this Agreement, or (iii) take any other action that could reasonably be expected to impair or otherwise adversely affect, in any material respect, Shareholder’s power, authority and ability to comply with and

A-B-1

perform his, her or its covenants and obligations under this Agreement; provided, however, that once the Shares have been voted at the SHBI Meeting as provided for in Section 1(b)(x) hereof, and provided that at least a majority of all of the issued and outstanding shares of SHBI Common Stock have been irrevocably voted in favor of the issuance of SHBI Common Stock in the Merger and any other matters contemplated by the Merger Agreement at the SHBI Meeting as provided for in Section 1(b)(x) hereof, then the prohibitions provided for in this Section 2 shall no longer apply to Shareholder.
(b)   “Permitted Transfer” means a transfer (i) as the result of the death of the Shareholder by the Shareholder to a descendant, heir, executor, administrator, testamentary trustee, lifetime trustee or legatee of the Shareholder, (ii) transfers in connection with estate and tax planning purposes, (iii) as is otherwise permitted by SHBI in its sole discretion, (iv) transfers by will or operation of law, or (v) transfers to any other shareholder of SHBI who has executed a copy of this Agreement on the date hereof; provided, that in the case of the foregoing clauses (i), (ii) and (iv), prior to the effectiveness of such transfer, such transferee executes and delivers to SHBI and TCFC an agreement that is identical to this Agreement or such other written agreement, in form and substance acceptable to SHBI and TCFC, to assume all of Shareholder’s obligations hereunder in respect of the Shares subject to such transfer and to be bound by the terms of this Agreement, with respect to the Shares subject to such transfer, to the same extent as the Shareholder is bound hereunder and to make each of the representations and warranties hereunder in respect of the Shares transferred as the Shareholder shall have made hereunder.
(c)   Transfer of Voting Rights.   Shareholder hereby agrees that Shareholder shall not deposit any Shares in a voting trust, grant any proxy or enter into any voting agreement or similar agreement or arrangement with respect to any of the Shares.
3.   Representations and Warranties of Shareholder.   Shareholder represents and warrants to and agrees with TCFC as follows:
(a)   Capacity.   Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.
(b)   Binding Agreement.   This Agreement has been duly authorized, executed and delivered by Shareholder and assuming the due authorization, execution and delivery of this Agreement by TCFC, constitutes the valid and legally binding obligation of Shareholder, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(c)   Non-Contravention.   The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.
(d)   Ownership.   Shareholder’s Shares are, and, except as otherwise provided for in Section 2(a) hereof, through the term of this Agreement will be, owned beneficially or of record solely by Shareholder, except as otherwise disclosed on Exhibit I hereto. Shareholder has title to the Shares, free and clear of any lien, pledge, mortgage, security interest or other encumbrance, except as otherwise disclosed on Exhibit I hereto. As of the date hereof, the Shares identified on Exhibit I hereto constitute all of the shares of SHBI Common Stock owned beneficially or of record by Shareholder. Shareholder has and, except as otherwise provided for in Section 2(a) above, will have at all times during the term of this Agreement (i) sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, (ii) sole power of disposition and (iii) sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares owned by Shareholder on the date of this Agreement and all of the Shares hereafter acquired by Shareholder and owned beneficially or of record by him, her or it during the term of this Agreement. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Exchange Act

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provided that a Person shall be deemed to beneficially own any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time within 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).
(e)   Consents and Approvals.   The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations under this Agreement will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.
(f)   Absence of Litigation.   There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his, her or its affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his, her or its obligations hereunder on a timely basis.
4.   No Solicitation.   Shareholder hereby agrees that during the term of this Agreement he, she or it shall not, and shall not instruct any investment banker, financial advisor, attorney, accountant or other representative retained by him, her or it not to, directly or indirectly take any of the actions that would result in a breach of clauses (i)-(vi) of Section 6.07(a) of the Merger Agreement. Shareholder agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than TCFC or its affiliates and representatives with respect to any possible Acquisition Proposal and will take all necessary steps to inform any investment banker, financial advisor, attorney, accountant or other representative retained by him, her or it of the obligations undertaken by Shareholder pursuant to this Section 4. Nothing contained in this Section 4 shall prevent a Shareholder who is an officer or a member of the SHBI Board from discharging his or her fiduciary duties solely in his or her capacity as such an officer or director.
5.   Notice of Acquisitions; Proposals Regarding Prohibited Transactions.   Shareholder hereby agrees to notify TCFC promptly (and in any event within two (2) Business Days) in writing of the number of any additional shares of SHBI Common Stock or other securities of SHBI of which Shareholder acquires beneficial or record ownership on or after the date hereof. Shareholder will comply with the provisions of Section 6.07(b) of the Merger Agreement as if he, she or it were SHBI.
6.   Specific Performance and Remedies.   The Shareholder acknowledges that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that, in such event, SHBI will not have an adequate remedy at law. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that SHBI may have an adequate remedy at law. Shareholder agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with SHBI’s seeking or obtaining such equitable relief.
7.   Term of Agreement; Termination.
(a)   The term of this Agreement shall commence on the date hereof.
(b)   This Agreement shall terminate upon the earlier to occur of (i) the date, if any, of termination of the Merger Agreement in accordance with its terms, or (ii) SHBI Shareholder Approval. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any knowing and intentional breach of this Agreement prior to such termination.
8.   Stop Transfer Order.   In furtherance of this Agreement, Shareholder hereby authorizes and instructs SHBI to enter a stop transfer order with respect to all of Shareholder’s Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 7, except as otherwise provided for in Section 2(a) hereof.

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9.   Entire Agreement.   This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.
10.   Notices.   All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy or like transmission and on the next Business Day when sent by a reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
If to TCFC to:
The Community Financial Corporation
3035 Leonardtown Road
Waldorf, MD 20601
Attention:
James M. Burke
President and Chief Executive Officer

Email: [intentionally omitted]
With a copy to:
Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, D.C. 20005
Attention:
Gary R. Bronstein, Esq.
Edward G. Olifer, Esq.

Email:
gbronstein@kilpatricktownsend.com
eolifer@kilpatricktownsend.com

If to Shareholder to:

11.   Miscellaneous.
(a)   Severability.   If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of the provision held invalid or unenforceable and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.
(b)   Capacity.   The covenants contained herein shall apply to Shareholder solely in his or her or its capacity as a shareholder of SHBI, and no covenant contained herein shall apply to Shareholder in his or her capacity as a director, officer or employee of SHBI or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director, officer or employee of SHBI.
(c)   Counterparts.   This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

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(d)   Headings.   All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.
(e)   Governing Law; Waiver of Jury Trial.   This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland without giving effect to the principles of conflicts of law. Each of the parties irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any and all rights to trial by jury in connection with any litigation arising out of or relating to this Agreement or the transactions contemplated hereby.
(f)   Successors and Assigns; Third Party Beneficiaries.   Neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part, by any party without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.
(g)   Regulatory Compliance.   Each of the provisions of this Agreement is subject to compliance with all applicable regulatory requirements and conditions.
(h)   Effectiveness.   The effectiveness of this Agreement shall be conditioned upon the execution and delivery of the Merger Agreement by the parties thereto.
12.   Attorney’s Fees.   The prevailing party or parties in any litigation, arbitration, mediation, bankruptcy, insolvency or other proceeding (“Proceeding”) relating to the enforcement or interpretation of this Agreement may recover from the unsuccessful party or parties all reasonable fees and disbursements of counsel (including expert witness and other consultants’ fees and costs) relating to or arising out of (a) the Proceeding (whether or not the Proceeding proceeds to judgment), and (b) any post-judgment or post-award proceeding including, without limitation, one to enforce or collect any judgment or award resulting from the Proceeding. All such judgments and awards shall contain a specific provision for the recovery of all such subsequently incurred costs, expenses, and fees and disbursements of counsel.
Signature page follows

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
THE COMMUNITY FINANCIAL CORPORATION
By:

Name: James M. Burke
Title:   President and Chief Executive Officer
SHAREHOLDER

(Signature)

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EXHIBIT I
SHAREHOLDER AGREEMENT
Name of Shareholder	Shares of SHBI Common Stock Beneficially Owned

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ANNEX C
ARTICLES OF MERGER
OF
THE COMMUNITY FINANCIAL CORPORATION, a Maryland corporation
WITH AND INTO
SHORE BANCSHARES, INC., a Maryland Corporation
Pursuant to Title 3, Subtitle 1 of the Maryland General Corporation Law (the “MGCL”), The Community Financial Corporation, a Maryland corporation (the “Merging Corporation”), and Shore Bancshares, Inc., a Maryland corporation (the “Surviving Corporation”), hereby certify that:
FIRST:   The Merging Corporation and the Surviving Corporation agree to merge (the “Merger”) pursuant to the terms of the Agreement and Plan of Merger, dated as of December [•], 2022 (the “Merger Agreement”), by and between the Merging Corporation and the Surviving Corporation.
SECOND:   The parties to the Merger are Shore Bancshares, Inc., a Maryland corporation, and The Community Financial Corporation, a Maryland corporation. The Surviving Corporation was incorporated on March 15, 1996 under Maryland law and has its principal office in Talbot County in the State of Maryland. The Merging Corporation was incorporated on September 13, 1989 under Maryland law and has its principal office in Charles County in the State of Maryland. The Surviving Corporation owns an interest in land in the following counties in the State of Maryland: Talbot County, Dorchester County, Queen Anne’s County, Caroline County, Kent County, Baltimore County, and Howard County. The Merging Corporation owns an interest in land in the following counties in the State of Maryland: Charles County and St. Mary’s County.
THIRD:   The total number of shares of stock of all classes which the Surviving Corporation and the Merging Corporation, respectively, have authority to issue, and the par value of the shares of each class which the Surviving Corporation and the Merging Corporation, respectively, have authority to issue, are as follows:
(a)   The Surviving Corporation has the authority to issue a total of 35,000,000 shares of one class of common stock, par value $0.01 per share, and the aggregate par value of all such shares is $350,000.
(b)   The Merging Corporation has the authority to issue a total of 15,000,000 shares of all classes of capital stock, par value $0.01 per share. The aggregate par value of all such shares is $150,000.
FOURTH:   As part of the Merger, the Surviving Corporation’s charter shall be amended as provided in the Articles of Amendment, substantially in the form attached hereto as Exhibit A.
The Articles of Amendment to the Surviving Corporation’s charter will change the information pertaining to the Surviving Corporation’s authorized shares required by Section 3-109(d)(2) of the MGCL. The information as it was immediately before the merger is set out in the Article THIRD of these Articles of Merger.
As changed by the Merger, the Surviving Corporation will have the authority to issue a total of [•] authorized shares of [one class of common stock], par value $0.01 per share, and the aggregate par value of all such shares is $[•].
FIFTH:   The terms and conditions of the transaction set forth in these Articles of Merger were advised, authorized, and approved by each corporation that is a party hereto in the manner and by the vote required by its respective charter and the laws of the place where it is organized, as set forth below.
(a)   The Board of Directors of the Surviving Corporation at a meeting held on December [•], 2022 adopted resolutions that declared the Merger was advisable and approved the Merger on substantially the terms and conditions set forth or referred to in the resolutions. The stockholders of

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the Surviving Corporation approved the Merger by the affirmative vote of a majority of shares of common stock outstanding entitled to vote at the [special]/[annual] meeting held on             , 2023.
(b)   The Board of Directors of the Merging Corporation at a meeting held on December [•], 2022 adopted resolutions that declared the Merger was advisable and approved the Merger on substantially the terms and conditions set forth or referred to in the resolutions. The stockholders of the Merging Corporation approved the Merger by the affirmative vote of at least two-thirds of the issued and outstanding shares entitled to vote at the [special]/[annual] meeting held on                  , 2023.
SIXTH:   At the Effective Time (as defined below), by virtue of the Merger Agreement and upon the terms and subject to the conditions set forth therein, (i) each share of Surviving Corporation common stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time, (ii) each share of the Merging Corporation’s issued and outstanding common stock immediately prior to the Effective Time (excluding shares held in treasury by the Merging Corporation) shall be converted into the right to receive from the Surviving Corporation [•] shares of Surviving Corporation common stock and cash in lieu of fractional shares as described in the Merger Agreement, and (iii) all shares of Merging Corporation common stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist.
SEVENTH:   The merger contemplated by these Articles of Merger shall be effective on            , 2023 at       :       [a.m.]/[p.m.] Eastern Time (the “Effective Time”).
EIGHTH:   Each of the undersigned acknowledges these Articles of Merger to be the act of the entity on whose behalf he or she has signed, and further, as to all matters or facts required to be verified under oath, each of the undersigned acknowledges that to the best of his or her knowledge, information and belief, these matters and facts relating to the entity on whose behalf he or she has signed are true in all material respects and that this statement is made under the penalties of perjury.
(Signature page follows.)

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IN WITNESS WHEREOF, these Articles of Merger have been duly executed by the parties hereto as of                  , 2023.
ATTEST:	SHORE BANCSHARES, INC.
Name: Title:	By:	Name: Lloyd L. Beatty, Jr. Title: President and Chief Executive Officer
ATTEST:	THE COMMUNITY FINANCIAL CORPORATION
Name: Title:	By:	Name: James M. Burke Title: President and Chief Executive Officer
[Signature Page to the Articles of Merger]

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EXHIBIT A
Articles of Amendment
(See attached.)

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ANNEX D
BANK MERGER AGREEMENT
This Bank Merger Agreement (this “Agreement”), dated as of                  , 2023, is made by and between Shore United Bank, N.A., a national banking association (“Shore United Bank”), and Community Bank of the Chesapeake, a Maryland-chartered commercial bank (“CBC”).
WITNESSETH:
WHEREAS, Shore United Bank is a national banking association duly organized and validly existing under the laws of the United States, with its main office located in Easton, Maryland, all the issued and outstanding capital stock of which is owned as of the date hereof directly by Shore Bancshares, Inc., a Maryland corporation (“SHBI”);
WHEREAS, CBC is a Maryland-chartered commercial bank duly organized, validly existing and in good standing under the laws of the State of Maryland, with its main office located in Waldorf, Maryland, all the issued and outstanding capital stock of which is owned as of the date hereof directly by The Community Financial Corporation, a Maryland corporation (“TCFC”);
WHEREAS, SHBI and TCFC have entered into an Agreement and Plan of Merger, dated as of December [•], 2022 (as amended and/or supplemented from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, TCFC will merge with and into SHBI (the “Merger”), with SHBI surviving the Merger as the surviving corporation;
WHEREAS, contingent upon the Merger, on the terms and subject to the conditions contained in this Agreement, the parties to this Agreement intend to effect the merger of CBC with and into Shore United Bank, with Shore United Bank surviving the merger (the “Bank Merger”);
WHEREAS, the board of directors of Shore United Bank (the “Shore United Board”) deems the Bank Merger advisable and in the best interests of Shore United Bank, and has adopted resolutions authorizing and approving the execution and delivery of this Agreement and the transactions contemplated hereby, pursuant to the authority given by and in accordance with the provisions of The National Bank Act (the “Act”).
WHEREAS, the board of directors of CBC deems the Bank Merger advisable and in the best interests of CBC, and has adopted resolutions authorizing and approving the execution and delivery of this Agreement and the transactions contemplated hereby, pursuant to the authority given by and in accordance with the laws of the State of Maryland.
NOW, THEREFORE, in consideration of the promises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:
ARTICLE I
BANK MERGER
Section 1.01   The Bank Merger.   Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below) and pursuant to the Act, CBC shall be merged with and into Shore United Bank in accordance with the provisions of, and with the effects provided in, applicable law (including 12 U.S.C. § 215c). At the Effective Time, the separate existence of CBC shall cease, and Shore United Bank, as the surviving entity in the Bank Merger (the “Surviving Bank”), shall continue its existence under the laws of the United States as a national banking association. The Surviving Bank shall be responsible for all of the liabilities of every kind and description of each of the merging banks existing as of the Effective Time of the Bank Merger, all in accordance with the provisions of the Act. Immediately following the Effective Time, the Surviving Bank shall continue to operate the main office and each of the branches of CBC existing as of the Effective Time as branches of the Surviving Bank at the officially designated address of each such office or branch and shall continue to operate each of the branches of the Surviving Bank existing

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at the Effective Time, in each case without limiting the authority under applicable law of Shore United Bank or of the Surviving Bank (as applicable) to close, relocate or otherwise make any change regarding any such branch.
Section 1.02   Closing.   The closing of the Bank Merger will take place immediately following the Merger, but in no case prior to the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the party or parties entitled to satisfaction thereof, at such place as is agreed by the parties hereto.
Section 1.03   Effective Time.   On the terms and subject to the conditions of this Agreement and subject to applicable law, the Bank Merger shall become effective on                  , 2023 at       :       [p.m.]/[a.m.] as set forth in the certification of merger issued by the Office of the Comptroller of the Currency (“OCC”) (the date and time of such effectiveness being herein referred to as the “Effective Time”).
Section 1.04   Articles of Association and Bylaws.   The national bank charter, articles of association and bylaws of Shore United Bank in effect immediately prior to the Effective Time shall be the national bank charter, articles of association and the bylaws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof.
Section 1.05   Name and Main Office.   The name of the Surviving Bank shall be “Shore United Bank, National Association” and the main office of the Surviving Bank shall be at 18 East Dover Street, Easton, Maryland 21601.
Section 1.06   Board of Directors.   As of the Effective Time, the directors of the Surviving Bank shall be the persons serving as directors of Shore United Bank immediately prior to the Effective Time; provided that (i) immediately prior to the Effective Time, Shore United Bank shall cause three (3) of Shore United Bank’s existing directors to resign and (ii) effective as of the Effective Time, (A) Shore United Bank shall increase the number of members of the Shore United Board from fifteen (15) members to twenty (20) members, (B) twelve (12) existing directors of Shore United Bank (including four (4) representatives from the former Severn Savings Bank, FSB previously acquired by SHBI) shall remain on the Shore United Board and (C) eight (8) new directors, each of whom shall be selected from CBC’s existing directors and shall be mutually agreed to by Shore United Bank and CBC, shall be appointed to the Shore United Board.
Section 1.07   Tax Treatment.   It is the intention of the parties that the Bank Merger be treated for U.S. federal income tax purposes as a “tax free reorganization” pursuant to Section 368(a) of the Internal Revenue Code of 1986 (the “Code”), as amended.
ARTICLE II
TREATMENT OF SHARES
Section 2.01   Effect on CBC Capital Stock.   At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holder of any capital stock of CBC, all shares of CBC capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.
Section 2.02   Effect on Shore United Bank Capital Stock.   Each share of Shore United Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger.
ARTICLE III
CAPITAL STOCK
Section 3.01   The amount of capital stock of the Surviving Bank after the Effective Time shall be $[•] million, divided into [•] shares of common stock, each of $[•] par value. At the Effective Time, the Surviving Bank shall have a surplus of approximately $[•] million, undivided profits, including capital reserves, of approximately $[•] million and accumulated other comprehensive income of approximately $[•], adjusted however, for normal and merger-related earnings and expenses between                  , 202   and the Effective Time.

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ARTICLE IV
COVENANTS
Section 4.01   If at any time the Surviving Bank shall reasonably require that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Bank title to any property or rights of CBC as of the Effective Time or otherwise carry out the provisions hereof, the proper officers and directors of CBC, as of the Effective Time, and thereafter the officers of the Surviving Bank acting on behalf of CBC, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise carry out the provisions hereof.
ARTICLE V
CONDITIONS PRECEDENT
Section 5.01   The Bank Merger and the respective obligations of each party hereto to consummate the Bank Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:
a.   The approval of the OCC under 12 U.S.C. § 215c and 12 U.S.C. § 1828(c) with respect to the Bank Merger shall have been obtained and shall be in full force and effect, and all related waiting periods shall have expired; and all other material consents, approvals, permissions, and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired.
b.   The Merger shall have been consummated in accordance with the terms of the Merger Agreement.
c.   No jurisdiction or governmental authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Bank Merger.
d.   This Agreement and the Bank Merger shall have been approved, or ratified and confirmed, as applicable, by the sole shareholder of each of Shore United Bank and CBC.
ARTICLE VI
TERMINATION AND AMENDMENT
Section 6.01   Termination.   This Agreement may be terminated at any time prior to the Effective Time by a written instrument executed by each of the parties hereto. This Agreement will terminate automatically without any action by the parties hereto upon the termination of the Merger Agreement as therein provided.
Section 6.02   Amendment.   This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto.
ARTICLE VII
GENERAL PROVISIONS
Section 7.01   Representations and Warranties.   Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.
Section 7.02   Nonsurvival of Agreements.   None of the representations, warranties or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement in accordance with Section 6.01.

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Section 7.03   Notices.   All notices and other communications in connection with this Agreement shall be in writing and shall be duly deemed given (a) on the date of delivery if delivered personally, or if by email, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
If to Shore United Bank, to:
Shore Bancshares, Inc.
18 East Dover Street
Easton, Maryland 21601
Attention: Lloyd L. (Scott) Beatty, Jr., President and Chief Executive Officer
E-mail: [intentionally omitted]
With a copy (which shall not constitute notice) to:
Holland & Knight LLP
800 17th Street, N.W., Suite 1100
Washington, D.C. 20006
Attention: Kevin Houlihan and William Levay
E-mail: Kevin.Houlihan@hklaw.com and William.Levay@hklaw.com
If to CBC, to:
The Community Financial Corporation.
3035 Leonardtown Road
Waldorf, MD 20601
Attention: James M. Burke, President and Chief Executive Officer
E-mail: [intentionally omitted]
With a copy (which shall not constitute notice) to:
Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, D.C. 20005
Attention: Gary R. Bronstein, Esq. and Edward G. Olifer, Esq.
E-mail: GBronstein@kilpatricktownsend.com and EOlifer@kilpatricktownsend.com
Section 7.04   Interpretation.   The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement.
Section 7.05   Counterparts.   This Agreement may be executed in two (2) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.
Section 7.06   Entire Agreement.   This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, other than the Merger Agreement.
Section 7.07   Governing Law; WAIVER OF JURY TRIAL.   This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland without regard to any applicable conflicts

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of law principles, except to the extent that the federal laws of the United States shall be applicable hereto. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.
Section 7.08   Severability.   Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
Section 7.09   Assignment.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) and any attempted assignment in contravention of this Section 7.09 shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers as of the day and year first above written.
COMMUNITY BANK OF THE CHESAPEAKE

By:   James M. Burke
Title: President and Chief Executive Officer
SHORE UNITED BANK, NATIONAL ASSOCIATION

By:   Lloyd L. Beatty, Jr.
Title: President and Chief Executive Officer

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ANNEX E
LANDLORD ESTOPPEL LETTER
                 , 202
Shore Bancshares, Inc.
18 East Dover Street
Easton, MD 21601
Re:         , as amended           (“Lease”) by and between          (“Landlord”) and           (“Tenant”) for the premises commonly known as          (“Premises”)
Dear         :
In connection with the acquisition of The Community Financial Corporation (“TCFC”) and its subsidiary Community Bank of the Chesapeake (“CBC”), by Shore Bancshares, Inc. (“Assignee”) pursuant to a merger of TCFC with and into Assignee and a merger of CBC with and into Shore United Bank, N.A., a wholly owned subsidiary of Assignee (collectively, the “Merger”), and the assignment of the above referenced Lease, the undersigned Landlord hereby certifies to Assignee that the following statements are true, correct and complete as of the date hereof:
1   Tenant is the tenant under the Lease for the Premises. There have been no amendments, modifications or revisions to the Lease, and there are no agreements of any kind between Landlord and Tenant regarding the Premises, except as provided in the attached Lease.
2.   Attached hereto as Schedule A is a true, correct and complete copy of the Lease which has been duly authorized and executed by Landlord and which is in full force and effect.
3   Tenant has accepted and is in sole possession of the Premises and is presently occupying the Premises. To the Landlord’s knowledge, the Lease has not been assigned, by operation of law or otherwise, by Tenant, and no sublease, concession agreement or license, covering the Premises, or any portion of the Premises, has been entered into by Tenant.
4.   No rent under the Lease has been paid to Landlord more than one (1) month in advance, and no other sums or security deposits have been deposited with Landlord, except in the amount $[•]. (If none, state “NONE”). Tenant is not entitled to rent concessions or free rent.
5.   All conditions and obligations under the Lease to be satisfied or performed by Landlord and Tenant as of the date hereof have been fully satisfied or performed.
6.   Neither Landlord nor Tenant is in default under the Lease and no event has occurred which, with the giving of notice or passage of time, or both, could result in such a default.
7.   Landlord has not received any notice of any present violation of any federal, state, county or municipal laws, regulations, ordinances, orders or directives relating to the use or condition of the Premises.
8.   Except as specifically stated herein, Tenant has not been granted any option to extend the term of the Lease, except as set forth in the Lease.
9.   Landlord hereby consents to the Merger and the resulting assignment of the Lease to Assignee.

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The agreements and certifications set forth herein are made with the knowledge and intent that Assignee will rely on them in purchasing the Premises, and Assignee’s successors and assigns may rely upon them for that purpose.
Very truly yours,
[LANDLORD]

By:

Name:

Title:

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SCHEDULE A
LEASE
[INSERT]

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Appendix B
December 14, 2022
The Board of Directors
Shore Bancshares, Inc.
18 East Dover Street
Easton, MD 21601
Members of the Board:
You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Shore Bancshares, Inc. (“Shore”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of The Community Financial Corporation (“TCFC”) with and into Shore, pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Shore and TCFC. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), automatically by virtue of the Merger and without any action on the part of any holder of shares of common stock, par value $0.01 per share, of TCFC (“TCFC Common Stock”), each share of TCFC Common Stock issued and outstanding (for purposes of clarity, excluding shares held in treasury by TCFC) immediately prior to the Effective Time shall be converted into the right to receive 2.3287 shares of common stock, par value $0.01 per share, of Shore (“Shore Common Stock”). The ratio of 2.3287 shares of Shore Common Stock for one share of TCFC Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.
The Agreement further provides that, as soon as practicable after the execution of the Agreement or on such later date as Shore and TCFC shall agree, Shore and TCFC shall cause Shore United Bank, N.A., a wholly-owned subsidiary of Shore (“Shore United”), and Community Bank of the Chesapeake, a wholly-owned subsidiary of TCFC (“CBC”), to enter into a bank merger agreement which provides for the merger of CBC with and into Shore United (such transaction, the “Bank Merger”) promptly after consummation of the Merger.
KBW has acted as financial advisor to Shore and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to an existing sales and trading relationship between Shore and a KBW broker-dealer affiliate), may from time to time purchase securities from, and sell securities to, Shore and TCFC. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Shore or TCFC for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Shore (the “Board”) in rendering this opinion and will receive a fee from Shore for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Shore has agreed to indemnify us for certain liabilities arising out of our engagement.
Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking or financial advisory services to Shore. In the past two years, KBW has not provided investment banking or financial advisory services to TCFC. We may in the future provide investment banking and financial advisory services to Shore or TCFC and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Shore and TCFC and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated December 13, 2022 (the most recent draft made available to us); (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2021 of Shore; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022 of Shore; (iv) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2021 of TCFC; (v) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022 of TCFC; (vi) certain regulatory filings of Shore and TCFC and their respective subsidiaries, including, as applicable, the quarterly or semi-annual reports on Form FR Y-9C or FR Y-9SP and call reports filed with respect to each quarter during the three year period ended December 31, 2021 as well as the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022; (vii) certain other interim reports and other communications of Shore and TCFC to their respective shareholders and stockholders; and (viii) other financial information concerning the respective businesses and operations of Shore and TCFC furnished to us by Shore and TCFC or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Shore and TCFC; (ii) the assets and liabilities of Shore and TCFC; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of Shore and TCFC with similar information for certain other companies, the securities of which are publicly traded; (v) publicly available consensus “street estimates” of TCFC and Shore, as well as assumed TCFC and Shore long-term growth rates provided to us by Shore management, all of which information was discussed with us by Shore management and used and relied upon by us at the direction of such management and with the consent of the Board; and (vi) estimates regarding certain pro forma financial effects of the Merger on Shore (including, without limitation, the cost savings and operating synergies expected to result or be derived from the Merger) that were prepared by Shore management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of Shore and TCFC regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon Shore management as to the reasonableness and achievability of the publicly available consensus “street estimates” of TCFC and Shore, the assumed TCFC and Shore long-term growth rates, and the estimates regarding certain pro forma financial effects of the Merger on Shore (including, without limitation, the cost savings and operating synergies expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the TCFC and Shore “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of Shore management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.
It is understood that the portion of the foregoing financial information of Shore and TCFC that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Shore and TCFC, is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, and the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the management of Shore and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. Among other things, such information has assumed that the ongoing COVID-19 pandemic could have an adverse impact, which has been assumed to be limited, on Shore and TCFC. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Shore or TCFC since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of Shore and TCFC are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Shore or TCFC, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Shore or TCFC under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.
We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of TCFC Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Shore, TCFC or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings and operating synergies expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Shore that Shore has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Shore, TCFC, the Merger and any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.
This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to Shore. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger and the actions relating to the Chesapeake Employee Stock Ownership Plan and Trust to be taken in connection with the Merger), including without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any related transaction to Shore, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, shareholder, other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, and the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Shore to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Shore or the Board, (iii) any business, operational or other plans with respect to TCFC or the pro forma entity that may be currently contemplated by Shore or the Board or that may be implemented by Shore or the Board subsequent to the closing of the Merger, (iv) the fairness of the amount or nature of any compensation to any of Shore’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Shore Common Stock or relative to the Exchange Ratio, (v) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Shore, TCFC or any other party to any transaction contemplated by the Agreement, (vi) the actual value of Shore Common Stock to be issued in connection with the Merger, (vii) the prices, trading range or volume at which Shore Common Stock or TCFC Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Shore Common Stock will trade following the consummation of the Merger, (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to Shore, TCFC or any of their respective shareholders or stockholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction (including the Bank Merger), including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.
This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of Shore Common Stock or any stockholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder or stockholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder or stockholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to Shore.
Very truly yours,
Keefe, Bruyette & Woods, Inc.

Appendix C
December 14, 2022
Board of Directors
The Community Financial Corporation
3035 Leonardtown Road
Waldorf, MD 20601
Ladies and Gentlemen:
The Community Financial Corporation (“TCFC”) and Shore Bancshares, Inc. (“SHBI”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which, at the Effective Time, TCFC shall merge with and into SHBI with SHBI as the surviving corporation (the “Merger”). As set forth in the Agreement, at the Effective Time, each share of TCFC Common Stock issued and outstanding immediately prior to the Effective Time, except for certain shares of TCFC Common Stock as specified in the Agreement, shall be cancelled in exchange for the right to receive 2.3287 (the “Exchange Ratio”) shares of SHBI Common Stock. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of TCFC Common Stock.
Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution version of the Agreement; (ii) certain publicly available financial statements and other historical financial information of TCFC that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of SHBI that we deemed relevant; (iv) internal net income projections for TCFC for the quarter ending December 31, 2022 and for the year ending December 31, 2023 with long-term annual growth rates for the years ending December 31, 2024 through December 31, 2026 and estimated dividends per share for TCFC for the quarter ending December 31 2022 and for the years ending December 31, 2023 through December 31, 2026, as provided by the senior management of TCFC; (v) publicly available median analyst net income and dividends per share estimates for SHBI for the quarter ending December 31, 2022 and for the years ending December 31, 2023 and December 31, 2024, as well as a long-term annual earnings per share growth rate and estimated dividends per share for SHBI for the years ending December 31, 2025 and December 31, 2026, as provided by the senior management of SHBI; (vi) the relative contributions of assets, liabilities, equity and earnings of TCFC and SHBI to the combined entity; (vii) the pro forma financial impact of the Merger on the combined company based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for current expected credit losses (CECL) accounting standards, as provided by the senior management of SHBI; (viii) the publicly reported historical price and trading activity for TCFC Common Stock and SHBI Common Stock, including a comparison of certain stock trading information for TCFC Common Stock, SHBI Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (ix) a comparison of certain financial and market information for TCFC and SHBI with similar financial institutions for which information is publicly available; (x) the financial and non-financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of TCFC and its representatives the business, financial condition, results of operations and prospects of TCFC and held similar discussions with certain members of the senior management of SHBI and its representatives regarding the business, financial condition, results of operations and prospects of SHBI.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by TCFC, SHBI or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of TCFC and SHBI that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of TCFC or SHBI, nor were we furnished with any such evaluations or appraisals. We render no opinion on, or evaluation of, the collectability of any assets or the future performance of any loans of TCFC or SHBI. We did not make an independent evaluation of the adequacy of the allowance for loan losses of TCFC or SHBI, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to TCFC or SHBI. We have assumed, with your consent, that the respective allowances for loan losses for both TCFC and SHBI are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used internal net income projections for TCFC for the quarter ending December 31, 2022 and for the year ending December 31, 2023 with long-term annual growth rates for the years ending December 31, 2024 through December 31, 2026 and estimated dividends per share for TCFC for the quarter ending December 31 2022 and for the years ending December 31, 2023 through December 31, 2026, as provided by the senior management of TCFC. In addition, Piper Sandler used publicly available median analyst net income and dividends per share estimates for SHBI for the quarter ending December 31, 2022 and for the years ending December 31, 2023 and December 31, 2024, as well as a long-term annual earnings per share growth rate and estimated dividends per share for SHBI for the years ending December 31, 2025 and December 31, 2026, as provided by the senior management of SHBI. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for CECL accounting standards, as provided by the senior management of SHBI. With respect to the foregoing information, the respective senior managements of TCFC and SHBI confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referenced above, were consistent with) the best currently available projections, estimates and judgements of senior management as to the future financial performance of TCFC and SHBI, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in TCFC’s or SHBI’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that TCFC and SHBI will remain as going concerns for all periods relevant to our analyses.
We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on TCFC, SHBI, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that TCFC has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of TCFC Common Stock or SHBI Common Stock at any time or what the value of SHBI Common Stock will be once it is actually received by the holders of TCFC Common Stock.
We have acted as TCFC’s financial advisor in connection with the Merger and will receive an advisory fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which fee will be credited in full towards the advisory fee which will become due and payable to Piper Sandler upon consummation of the Merger. TCFC has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Piper Sandler has not provided any other investment banking services to TCFC in the two years preceding the date hereof. Piper Sandler did not provide any investment banking services to SHBI in the two years preceding the date hereof. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to TCFC and SHBI and their respective affiliates. We may also actively trade the equity and debt securities of TCFC and SHBI for our own account and for the accounts of our customers.
Our opinion is directed to the Board of Directors of TCFC in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of TCFC as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of TCFC Common Stock and does not address the underlying business decision of TCFC to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for TCFC or the effect of any other transaction in which TCFC might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any TCFC officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the joint Proxy Statement and the Registration Statement, to be filed with the SEC and mailed to shareholders in connection with the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of TCFC Common Stock from a financial point of view.
Very truly yours,

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
The MGCL permits a Maryland corporation to include in its articles a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. SHBI’s amended and restated articles of incorporation (the “Charter”), and amended and restated by-laws (the “By-Laws”), require SHBI to indemnify its directors and officers to the fullest extent required or permitted by Maryland law, including the advancement of expenses. The Charter also provides for the elimination of personal liability of SHBI’s directors and officers to SHBI or its stockholders for money damages to the fullest extent permitted by Maryland law.
SHBI has provided for indemnification of directors, officers, employees and agents in Section (a)(5) of Article Seventh of its Charter. This provision of the Charter reads as follows:
(5) The Corporation shall indemnify (A) its directors and officers, whether serving the Corporation or at its request any other entity, to the full extent required or permitted by the General Laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures and to the full extent permitted by law and (B) other employees and agents to such extent as shall be authorized by the Board of Directors or the Corporation’s By-Laws and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such by-laws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of the Charter of the Corporation or repeal of any of its provisions shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.
SHBI has limited the liability of its directors and officers for money damages in Section (a)(6) of Article Seventh of the Charter. This provision reads as follows:
(6) To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for money damages. No amendment of the Charter of the Corporation or repeal of any of its provisions shall limit or eliminate the limitation on liability provided to directors and officers hereunder with respect to any act or omission occurring prior to such amendment or repeal.
Section 2-418 of the MGCL provides that a Maryland corporation may indemnify any present or former director or officer or any individual who, while a director or officer of the corporation and at the request of the corporation, has served another enterprise as a director, officer, partner, trustee, employee or agent who is made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding, unless it is proved that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property, or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Notwithstanding the above, a director or officer may not be indemnified in respect of any proceeding, by or in the right of the corporation, in which such director or officer will have been adjudged liable to the corporation or in respect of any proceeding charging improper receipt of a personal benefit (except as described below). In addition, a corporation may not indemnify a director or officer or advance expenses for a proceeding brought by that director or officer against the corporation, except for a proceeding brought to enforce indemnification, or unless the articles, bylaws, resolution of the board of directors, or an agreement approved by the board of directors expressly provides otherwise. Termination of any proceeding by judgment, order or settlement does not create a presumption that the director or officer did not meet the requisite standard of conduct. Termination of any proceeding by conviction, plea of nolo contendere or its equivalent, or entry of an order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct. Indemnification is not permitted unless authorized for a specific proceeding, after a determination that indemnification is permissible because the requisite standard of conduct has been met (1) by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding (or a majority of a committee of one or more such directors designated by the full board); (2) by special legal counsel selected by the board of directors by vote as described in clause (1) of this paragraph (or a committee thereof); or (3) by the shareholders (other than shareholders who are also directors or officers who are parties to the proceeding).
Section 2-418 of the MGCL provides that a present or former director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding will be indemnified against reasonable expenses incurred by the director or officer in connection with the proceeding. A court of appropriate jurisdiction upon application of a director or officer and such notice as the court will require may order indemnification in the following circumstances: (1) if it determines a director or officer is entitled to reimbursement pursuant to a director’s or officer’s success, on the merits or otherwise, in the defense of any proceeding, the court will order indemnification, in which case the director or officer will be entitled to recover the expenses of securing such reimbursement; or (2) if it determines that a director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, the court may order such indemnification as the court deems proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability has been adjudged in the case of a proceeding charging improper personal benefit to the director or officer, will be limited to expenses.
The reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of both a written affirmation by the director or officer of his or her good faith belief that the standard of conduct necessary for indemnification by the corporation has been met, and a written undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the standard of conduct has not been met.
The indemnification and advancement of expenses provided or authorized by Section 2-418 are not exclusive of any other rights to which a director or officer may be entitled both as to action in his or her official capacity and as to action in another capacity while holding such office.
Pursuant to Section 2-418, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who, while serving in such capacity, is or was at the request of the corporation serving as a director, officer, partner, trustee, employee or agent of another corporation or legal entity or of an employee benefit plan, against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the corporation would have the power to indemnify against liability under Section 2-418. A corporation may provide similar protection, including a trust fund, letter of credit or surety bond, which is not inconsistent with Section 2-418. A subsidiary or an affiliate of the corporation may provide the insurance or similar protection.
As permitted under Section 2-418 of the MGCL, SHBI has purchased and maintains insurance on behalf of its directors and officers against any liability asserted against such directors and officers in their capacities as such, whether or not SHBI would have the power to indemnify such persons under the provisions of Maryland law governing indemnification.
Section 8(k) of the Federal Deposit Insurance Act (the “FDI Act”) provides that the FDIC may prohibit or limit, by regulation or order, payments by any insured depository institution or its holding company for the benefit of directors and officers of the insured depository institution, or others who are or were “institution-affiliated parties,” as defined under the FDI Act, to pay or reimburse such person for any liability or legal expense sustained with regard to any administrative or civil enforcement action which results in a final order against the person. The FDIC has adopted regulations prohibiting, subject to certain exceptions, insured depository institutions, their subsidiaries and affiliated holding companies from indemnifying officers, directors or employees for any civil money penalty or judgment resulting from an administrative or civil enforcement action commenced by any federal banking agency, or for that portion of the costs sustained with regard to such an action that results in a final order or settlement that is adverse to the director, officer or employee.

Item 21.   Exhibits and Financial Statement Schedules.
Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger, dated as of December 14, 2022, between Shore Bancshares, Inc. and The Community Financial Corporation(1)*
3.1	Amended and Restated Articles of Incorporation of Shore Bancshares, Inc.(2)
3.2	Articles Supplementary relating to the Fixed Rate Cumulative Perpetual Preferred Stock, Series A(3)
3.3	Articles Supplementary relating to the reclassification of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, as common stock(4)
3.4	Amended and Restated By-Laws of Shore Bancshares, Inc.(5)
4.1	Form of Common Stock Certificate of Shore Bancshares, Inc.(6)
5.1	Opinion of Holland & Knight LLP regarding the legality of the securities being registered
8.1	Opinion of Holland & Knight LLP regarding certain tax matters
8.2	Opinion of Kilpatrick, Townsend & Stockton LLP regarding certain tax matters
21.1	Subsidiaries of Shore Bancshares, Inc.(7)
23.1	Consent of Yount, Hyde & Barbour, P.C. (with respect to Shore Bancshares, Inc.)
23.2	Consent of FORVIS, LLP (Formerly, Dixon Hughes Goodman LLP) (with respect to The Community Financial Corporation)
23.3	Consent of Holland & Knight LLP (included in Exhibits 5.1 and 8.1)
23.4	Consent of Kilpatrick Townsend & Stockton LLP (included in Exhibit 8.2)
24.1	Power of Attorney (included on signature page of this Registration Statement)
99.1	Consent of Keefe, Bruyette & Woods, Inc.
99.2	Consent of Piper Sandler & Co.
99.3	Form of proxy for the special meeting of shareholders of Shore Bancshares, Inc.†
99.4	Form of proxy for the special meeting of shareholders of The Community Financial Corporation†
99.5	Consent of Austin J. Slater, Jr. to be named as a director of Shore Bancshares, Inc.
99.6	Consent of James M. Burke to be named as a director of Shore Bancshares, Inc.
99.7	Consent of [•] to be named as a director of Shore Bancshares, Inc.†
99.8	Consent of [•] to be named as a director of Shore Bancshares, Inc.†
99.9	Consent of [•] to be named as a director of Shore Bancshares, Inc.†
99.10	Consent of [•] to be named as a director of Shore Bancshares, Inc.†
99.11	Consent of [•] to be named as a director of Shore Bancshares, Inc.†
99.12	Consent of [•] to be named as a director of Shore Bancshares, Inc.†
107	Filing Fee Table

*
The disclosure schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

†
To be filed by amendment.

(1)
Included as an appendix to the joint proxy statement/prospectus contained in this Registration Statement.

(2)
Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the Commission on December 14, 2000.

(3)
Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the Commission on January 13, 2009.

(4)
Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the Commission on June 17, 2009.

(5)
Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed with the Commission on March 26, 2021, for the year ended December 31, 2020.

(6)
Incorporated by reference from the Registrant’s Registration Statement on Form S-3 (Registration No. 333-225614) filed with the Commission on June 25, 2010.

(7)
Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed with the Commission on March 30, 2023, for the year ended December 31, 2022.

Item 22.   Undertakings
The undersigned Registrant hereby undertakes as follows:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and
(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(7)
That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(9)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Easton, State of Maryland, on April 14, 2023.
SHORE BANCSHARES, INC.
By:	/s/ LLOYD L. BEATTY, JR. Lloyd L. Beatty, Jr. President and Chief Executive Officer
KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Lloyd L. Beatty, Jr. and Alan J. Hyatt his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Name	Title	Date
/s/ Lloyd L. Beatty, Jr. Lloyd L. Beatty, Jr.	President and Chief Executive Officer (Principal Executive Officer)	April 14, 2023
/s/ Vance W. Adkins Vance W. Adkins	Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	April 14, 2023
/s/ Alan J. Hyatt Alan J. Hyatt	Chairman of the Board of Directors	April 14, 2023
/s/ Blenda W. Armistead Blenda W. Armistead	Director	April 14, 2023
/s/ James A. Judge James A. Judge	Director	April 14, 2023
/s/ David W. Moore David W. Moore	Director	April 14, 2023

Name	Title	Date
/s/ R. Michael Clemmer, Jr. R. Michael Clemmer, Jr.	Director	April 14, 2023
/s/ Clyde V. Kelly, III Clyde V. Kelly, III	Director	April 14, 2023
/s/ Jeffrey E. Thompson Jeffrey E. Thompson	Director	April 14, 2023
/s/ William E. Esham, III William E. Esham, III	Director	April 14, 2023
/s/ Dawn M. Willey Dawn M. Willey	Director	April 14, 2023
/s/ Frank E. Mason, III Frank E. Mason, III	Director	April 14, 2023
/s/ David S. Jones David S. Jones	Director	April 14, 2023
/s/ John A. Lamon, III John A. Lamon, III	Director	April 14, 2023
/s/ Konrad M. Wayson Konrad M. Wayson	Director	April 14, 2023
/s/ Esther A. Streete Esther A. Streete	Director	April 14, 2023